As filed with the Securities and Exchange Commission on August 8, 2008

Registration Nos. 333-148489

and 811-22161

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐

Pre-Effective Amendment No.1	☒
Post-Effective Amendment No.	☐
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY	☐
ACT OF 1940

Amendment No. 2	☒

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT - 3

(Exact Name of Registrant)

KEMPER INVESTORS LIFE INSURANCE COMPANY

(Name of Depositor)

1400 American Lane, Schaumberg, Illinois 60196

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code:

(425) 577-5100

Name and Address of Agent for Service:	Copy to:

M. Douglas Close, Esq.	Mary Jane Wilson-Bilik, Esq.
Kemper Investors Life Insurance Company	Sutherland Asbill & Brennan LLP
15375 SE 30th Place – Suite 100	1275 Pennsylvania Avenue, N.W.
Bellevue, Washington 98007	Washington, DC 20004-2415

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this registration statement.

Title of securities being registered:

Units of interest in a separate account under individual flexible premium variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Group Flexible Premium Variable Deferred Annuity Issued by Kemper Investors Life Insurance Company Through KILICO Variable Annuity Separate Account—3		Prospectus September 1, 2008 Global Advantage Series Variable Annuity
Annuity Contact Center—call:	Kemper Investors Life Insurance Company Service Team—mailing addresses and fax: For Regular Mail Delivery:
U.S. Toll-Free: 1-888-864-3901 UK Toll-Free: 0808 2342571	P.O. Box 19097 Greenville, SC 29602-9097 USA
7:30 a.m. to 5:00 p.m.

Central Time Monday-Friday	For Express Delivery: 2000 Wade Hampton Boulevard Greenville, SC 29615-1064 USA

Fax: UK Toll-Free: 0808 2342563
Home Office 1400 American Lane Schaumburg, Illinois 60196 USA	Website: www.KIGlobalAdvantage.com

This prospectus describes the Global Advantage Series Variable Annuity (the “Contract”), a group flexible premium variable deferred annuity contract issued by Kemper Investors Life Insurance Company. The Contract, and the certificates issued under it, are intended to cover citizens of the United States (the “U.S.”) who are temporarily resident in the United Kingdom (“UK”).

The Contract is issued on a group basis and coverage under the Contract is represented by a certificate provided to each owner. For purposes of this prospectus, the term “Contract” refers both to your individual certificate and to the group annuity contract. The Contract allows you to accumulate Contract Value, and later apply the Contract’s Cash Value to receive fixed or variable annuity payments.

Investment Risk—The Contract Value you accumulate under the Contract will fluctuate daily, based on the investment performance of the Subaccounts of the KILICO Variable Annuity Separate Account—3 (the “Separate Account”) in which you invest. Each Subaccount invests in one (1) underlying portfolio. We do not guarantee how any of the portfolios will perform.

Tax Risk—Generally, a Contract’s earnings are not taxed under U.S. Federal tax law until you take the earnings out of the Contract. Depending on the foreign jurisdiction in which you are temporarily residing, you may be subject to taxes in that jurisdiction as a result of purchasing and owning a Contract. These taxes may be significant. If you are concerned about any foreign tax laws or the implications of any tax treaties the U.S. may have with any foreign jurisdiction, you should consult a tax adviser knowledgeable in such tax laws and treaties.

This prospectus provides basic information about the Contract, the U.S. Federal income tax consequences and certain UK tax considerations that you should know before investing. Please read it carefully before investing and keep it for future reference.

An investment in this Contract is not a bank deposit, and no bank endorses or guarantees the Contract. The Contract is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Investing in this Contract involves risk, including possible loss of some or all of your investment. This Contract has 65 Subaccounts available for investment. During the accumulation period of the Contract, you may invest in up to 50 Subaccounts at any one time.

The 65 Subaccounts invest in the following 65 portfolios:

•   AIM Variable Insurance Funds (Series I Shares)

AIM V.I. Global Real Estate Fund

AIM V.I. International Growth Fund

•   AllianceBernstein Variable Products Series Fund, Inc. (“VPS”) (Class A Shares)

AllianceBernstein VPS Growth and Income

AllianceBernstein VPS International Value

AllianceBernstein VPS Small Cap Growth

•   American Century Variable Portfolios, Inc. (“VP”) (Class I Shares)

American Century VP International Fund

American Century VP Vista Fund

•   BlackRock Variable Series Funds, Inc. (Class I Shares)

BlackRock Fundamental Growth V.I. Fund

BlackRock Global Growth V.I. Fund

•   Columbia Funds Variable Insurance Trust (Class A Shares)

Columbia Mid Cap Value Fund, VS

Columbia Small Cap Value Fund, VS

Columbia Small Company Growth Fund, VS

Columbia Strategic Income Fund, VS

•   Columbia Funds Variable Insurance Trust I (Class A Shares)

Columbia Marsico Growth Fund, VS

•   Delaware VIP Trust (Standard Class Shares)

Delaware VIP Diversified Income Series

Delaware VIP High Yield Series

•   DWS Variable Series I (Class A Shares)

DWS Global Opportunities VIP

•   DWS Variable Series II (Class A Shares)

DWS Dreman Small Mid Cap Value VIP

DWS Global Thematic VIP

•   Fidelity Variable Insurance Products Funds (“VIP”) (Initial Class Shares)

Fidelity VIP Equity-Income Portfolio

Fidelity VIP Index 500 Portfolio

Fidelity VIP Mid Cap Portfolio

Fidelity VIP Money Market Portfolio

•   Fidelity Variable Insurance Products Funds (“VIP”) (Initial Class Shares) (Subject to 1% Redemption Fee)

Fidelity VIP Energy Portfolio

Fidelity VIP Health Care Portfolio

Fidelity VIP Industrials Portfolio

•   JPMorgan Insurance Trust (Class 1 Shares)

JPMorgan Insurance Trust Core Bond Portfolio

•   Morgan Stanley The Universal Institutional Funds, Inc. (“UIF”) (Class I Shares)

Morgan Stanley UIF U.S. MidCap Value Portfolio

•   Oppenheimer Panorama Series Fund, Inc. (Non-Service Shares)

Oppenheimer International Growth Fund/VA

•   Oppenheimer Variable Account Funds (Non-Service Shares)

Oppenheimer Core Bond Fund/VA

Oppenheimer Main Street Fund/VA

Oppenheimer Main Street Small Cap

Fund/VA

•   PIMCO Variable Insurance Trust (“VIT”) (Institutional Class Shares)

PIMCO Global Bond Portfolio (Unhedged)

•   Pioneer Variable Contracts Trust /MA/ (“VCT”) (Class I Shares)

Pioneer Emerging Markets VCT Portfolio

Pioneer Equity Income VCT Portfolio

Pioneer Fund VCT Portfolio

Pioneer International Value VCT Portfolio

Pioneer Mid Cap Value VCT Portfolio

Pioneer Strategic Income VCT Portfolio

•   Putnam Variable Trust (“VT”) (Class IA Shares)

Putnam VT American Government Income IA

Putnam VT Diversified Income IA

Putnam VT High Yield IA

Putnam VT Income IA

•   Summit Mutual Funds, Inc. (Class I Shares)

Summit EAFE International Index Portfolio

Summit Lehman Aggregate Bond Index

Portfolio

Summit Russell 2000 Small Cap Index

Portfolio

Summit S&P MidCap 400 Index Portfolio

•   T. Rowe Price Equity Series, Inc.

T. Rowe Price New America Growth

Portfolio

•   Van Eck Worldwide Insurance Trust (“Worldwide”) (Initial Class Shares)

Van Eck Worldwide Bond Fund

Van Eck Worldwide Emerging Markets

Fund

Van Eck Worldwide Hard Assets Fund

•   Van Kampen Life Investment Trust (Class I Shares)

Van Kampen Life Investment Trust

Government Portfolio

Van Kampen Life Investment Trust Growth

and Income Portfolio

•   Vanguard Variable Insurance Fund

Vanguard REIT Index Portfolio

Vanguard Total Bond Market Index

Portfolio

Vanguard Total Stock Market Index

Portfolio

•   Wanger Advisors Trust

Wanger International Select

Wanger Select

Wanger USA

•   ProFunds VP*

ProFund VP Emerging Markets

ProFund VP Precious Metals

•   Rydex Variable Trust *

Rydex Europe 1.25x Strategy Fund

Rydex Japan 1.25x Strategy Fund

Rydex Strengthening Dollar 2x Strategy

Fund

Rydex Weakening Dollar 2x Strategy Fund

*	The ProFunds and Rydex Variable Trust portfolios permit frequent transfers. Investors in the ProFunds and/or Rydex Variable Trust portfolios may bear the additional costs and investment risks of frequent transfers. For more information about frequent transfers, see “Policy and Procedures Regarding Disruptive Trading and Market Timing” in this prospectus.

A prospectus for each of the portfolios available through this Contract must accompany this prospectus. Please read these documents before investing and save them for future reference.

To learn more about the Contract, you may want to read the Statement of Additional Information dated September 1, 2008 (known as the “SAI”). For a free copy of the SAI, contact us at:

Annuity Contact Center U.S. Toll-Free: 1-888-864-3901 UK Toll-Free: 0808 2342571 7:30 a.m. to 5:00 p.m. Central Time Monday-Friday	Kemper Investors Life Insurance Company Attention: Service Team P.O. Box 19097 Greenville, SC 29602-9097 USA

We have filed the SAI with the U.S. Securities and Exchange Commission (“SEC”) and have incorporated it by reference into this prospectus. (It is legally a part of this prospectus.) The SAI’s table of contents appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us. You may also read and copy these materials at the SEC’s public reference room in Washington, D.C. USA. Call 1-800-SEC-0330 for information about the SEC’s public reference room.

The Securities and Exchange Commission has not approved or disapproved the Contract or determined that this prospectus is accurate or complete. Anyone who tells you otherwise is committing a U.S. Federal crime.

Not FDIC Insured	May Lose Value	No Bank Guarantee

TABLE OF CONTENTS (CONTINUED)

GLOSSARY

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

accumulation period

The period between the Issue Date and the Annuity Date. During the accumulation period, earnings accumulate on a tax-deferred basis until you take money out of the Contract.

Accumulation Unit

An accounting unit of measure used to calculate the value of each Subaccount.

Annuitant

The person who will receive the annuity payments under the Contract. If a lifetime annuity option is selected, the annuity will be paid out over the lifetime of the Annuitant. The owner is the Annuitant, unless you name a different person as the Annuitant. Once named, you may not change the person selected as the Annuitant. You may name a Contingent Annuitant.

Annuity Contact Center

IBM Business Transformation Outsourcing Insurance Service Corporation (“IBM Outsourcing”), the administrator of the Contract, provides all of the services required for complete support and administration of your Contract. Customer Services provided by IBM Outsourcing include the Annuity Contact Center and the Global Advantage Series Variable Annuity Service Team (“Service Team”). You may contact the Annuity Contact Center from outside the U.S. by calling UK Toll-Free: 0808 2342571, or within the U.S. by calling U.S. Toll-Free: 1-888-864-3901. You may write to the Service Team at: Global Advantage Series Variable Annuity Service Team, PO Box 19097, Greenville, South Carolina, 29602-9097 USA. For express delivery, the address of the Service Team is: Global Advantage Series Variable Annuity Service Team, 2000 Wade Hampton Boulevard, Greenville, SC 29615-1064 USA. You may send faxes to the Service Team from outside the U.S. by dialing UK Toll-Free: 0808 2342563.

Annuity Date

The date on which the Certificate matures and the supplementary agreement is effective. The original Annuity Date is stated in the Certificate Schedule. The Annuity Date must be at least one (1) year from the Issue Date and no later than the maximum age at annuitization as stated in the Certificate Schedule (i.e., the Final Annuity Date). The owner may change the Annuity Date, but not beyond the maximum age.

annuity period

The period beginning on the Annuity Date, during which the Annuitant will receive annuity payments.

Annuity Unit

An accounting unit of measure used to calculate the amount of variable annuity payments after the first annuity payment.

Annuity Unit value

The value of an Annuity Unit of a Subaccount determined for a Valuation Period according to the formula stated in your Contract.

beneficiary

The person you select to receive the death benefit if you or the last surviving Annuitant dies before the Annuity Date. If you name more than one (1) beneficiary, then each beneficiary will share equally in any death benefit proceeds unless your beneficiary designation states otherwise.

business day/Valuation Date

Each day that the NYSE is open for regular trading. We are open to administer the Contract on each day the NYSE is open for regular trading. When we use the term “business day” in this prospectus, it has the same meaning as the term “Valuation Date” found in the Contract.

Cash Value

The Contract Value minus any applicable surrender charge, the Records Maintenance Charge (unless waived), a pro-rata portion of the Monthly Mortality and Expense Risk Charge, and any premium taxes not previously paid. Redemption fees may also be deducted.

Company (we, us, our, Kemper Investors)

Kemper Investors Life Insurance Company.

Contingent Annuitant

The person designated by the owner who becomes the Annuitant if the Annuitant dies prior to the Annuity Date. A Contingent Annuitant may not be designated under a qualified plan.

Contract month, year or anniversary

A month, year or anniversary as measured from the Issue Date.

Contract Value

The sum of the Subaccount Values of this Contract on a Valuation Date.

due proof of death

A certified copy of the death certificate, or a certified copy from a court of competent jurisdiction as to the finding of death, or a written statement by the medical doctor who attended the deceased owner at the time of death, or any other proof satisfactory to us.

Final Annuity Date

The Contract anniversary when the oldest Annuitant is age 91.

free withdrawal amount

An amount you can withdraw each Contract year as a partial withdrawal or as part of a surrender without incurring a surrender charge.

Funds

Investment companies that are registered with the SEC. This Contract allows you to invest in the portfolios of the Funds that are listed at the beginning of this prospectus.

General Account

The account containing all of our assets, other than those allocated to the Separate Account or any other separate accounts.

Home Office

The address of our Home Office is 1400 American Lane, Schaumburg, Illinois 60196 USA.

Investment Experience Factor

The factor we use to determine the value of an Accumulation Unit in each Subaccount at the end of each Valuation Period. We determine the Investment Experience Factor separately for each Subaccount.

Irrevocable Beneficiary

A beneficiary whose interest cannot be changed without his or her consent.

IRS

The U.S. Internal Revenue Service.

Issue Date

The date on which we credit the initial Purchase Payment to your Contract. If the normal Issue Date is the 29th, 30th or 31st of the month, the Issue Date will be the 28th day of that month.

monthly deduction

The amount we deduct from the Contract Value each month on the monthly due date prior to the Annuity Date to pay for the Monthly Mortality and Expense Risk Charges.

monthly due date

The day of each month when we determine the monthly deductions and deduct them from Contract Value. It is the same date each month as the Issue Date. If there is no business day that coincides with the Issue Date in the calendar month, the monthly due date is the next business day.

Net Investment Factor

The factor we use to determine the value of an Annuity Unit at the end of each Valuation Period. We determine the Net Investment Factor separately for each Subaccount.

NYSE

The New York Stock Exchange.

Payee

A recipient of periodic payments under this Contract. This may be an Annuitant or a beneficiary who becomes entitled to a death benefit payment.

portfolio

A separate investment portfolio of a Fund. Each Subaccount invests exclusively in one (1) portfolio of a Fund.

Purchase Payment

The U.S. Dollar amount you pay to us to buy the benefits this Contract provides. Premium taxes may be deducted.

qualified Contract

A Contract issued under a retirement plan that qualifies for favorable income tax treatment under Section 408 or 408(a) of the U.S. Internal Revenue Code of 1986, as amended.

SAI

Statement of Additional Information.

Separate Account

KILICO Variable Annuity Separate Account—3. The Separate Account is a separate investment account divided into Subaccounts, each of which invests in the shares of a corresponding portfolio of a designated Fund.

Subaccount

A subdivision of the Separate Account that invests exclusively in shares of one (1) portfolio of a designated Fund. The investment performance of each Subaccount is linked directly to the investment performance of the portfolio in which it invests.

Subaccount value

The value in each Subaccount calculated separately according to the formula stated in your Contract.

surrender

The termination of a Contract at the option of the owner.

USD $

United States Dollars.

U.S. Tax Code

The U.S. Internal Revenue Code of 1986, as amended.

UK

United Kingdom.

U.S.

The United States of America.

Valuation Period

The period of time over which we determine the change in the value of the Subaccounts in order to price Accumulation Units and Annuity Units. Each Valuation Period begins at the close of regular trading on the NYSE (usually, 4:00 p.m. Eastern Time) on each business day and ends at the close of regular trading on the NYSE on the next business day.

written notice

The written notice you must sign and send to us to request or exercise certain rights as owner under the Contract. To be complete, it must: (1) be in a form we accept; (2) contain the information and documentation that we determine is necessary, and (3) be received by our Service Team.

you (your, owner)

The party named as owner unless later changed as provided by the Contract. The owner may be changed during the lifetime of the owner and the Annuitant. The owner, subject to the rights of any Irrevocable Beneficiary, and prior to the Annuity Date or any distribution of any death benefit, has the exclusive right to exercise every option and right conferred by the Contract. Unless you name a different person as Annuitant, the owner is the Annuitant. There may be joint owners.

SUMMARY

This summary provides a brief overview of the more important features of the Contract. You may obtain more detailed information about the Contract later in this prospectus and in the Statement of Additional Information (“SAI”). Please read the remainder of this prospectus carefully before investing.

Your Contract in General

•

Tax-Deferred Accumulation. This annuity is a contract between you (the Certificate owner) and us (an insurance company) in which you agree to make one (1) or more payments to us and, in return, we agree to pay a series of payments to the Annuitant at a later date. The Contract gives you the opportunity to accumulate earnings on your Contract Value that are generally tax-deferred under U.S. law until: (1) you take money out of the Contract by surrender or partial withdrawals; or (2) we make annuity payments to the Annuitant; or (3) we pay the death benefit. Your Contract Value will increase or decrease depending on the investment performance of the Subaccounts, the Purchase Payments you make, the fees and charges we deduct, and the effects of any Contract transactions (such as transfers and partial withdrawals) on your Contract Value.

Unless otherwise stated, all references to tax consequences, considerations or implications are to U.S. Federal income tax consequences, considerations, or implications.

•

Accumulation and Annuity Periods. Like all deferred annuities, the Contract has two phases: the “accumulation” period and the “annuity” period. During the accumulation period, you can make flexible Purchase Payments and invest your Contract Value in the Subaccounts offered by the Contract. During the annuity period, the Annuitant will receive annuity payments under one (1) of five (5) available fixed or variable annuity payment options offered in the Contract. The money you accumulate during the accumulation period will affect the dollar amount of the annuity payments the Annuitant receives.

•	Death Benefit. The Contract offers a death benefit payable if any owner or the last surviving Annuitant dies before the Annuity Date.

•

Retirement Savings Vehicle. The Contract is designed to be long-term in nature in order to provide significant annuity benefits for the Annuitant. You should not purchase this Contract if you intend to withdraw most of your Contract Value before you reach age 59 1/2 or if you intend to remain overseas indefinitely. You will incur significant U.S. tax penalties if you withdraw your money before you are age 59 1/2. You will also incur UK taxes if you are resident in the UK when a “chargeable event” occurs (see United Kingdom (“UK”) Tax Considerations below).

•

Separate Account. During the accumulation period, you may allocate Purchase Payment(s) and Contract Value to up to 50 of the 65 Subaccounts at any one time. Each Subaccount invests exclusively in the shares of one (1) of the portfolios listed at the beginning of this prospectus. We reserve the right to offer other Subaccounts in the future. Your investment returns on amounts you allocate to the Subaccounts will fluctuate each day with the investment performance of these Subaccounts and will be reduced by Contract and portfolio company charges. You bear the entire investment risk for amounts you allocate to the Subaccounts.

Purchase Payment Flexibility

•

Minimum Purchase Payments. This Contract requires you to make an initial Purchase Payment of at least USD $20,000. The initial Purchase Payment is the only Purchase Payment we require you to pay. You must send all Purchase Payments to the Service Team by check or wire. All Purchase Payments must be received by us in U.S. Dollars. You may bear currency exchange risk and the cost of a conversion fee if you convert into U.S. Dollars from a foreign currency.

•

Flexible Purchase Payments. You can make additional Purchase Payments of USD $10,000 or more (USD $100 or more for IRAs and/or if you authorize systematic accumulations) at any time before the Annuity Date. We may limit the total Purchase Payment(s) that you pay to us during any Contract year. Unless we approve a larger amount, the maximum total Purchase Payments permitted in the Contract is USD $1,000,000.

•

Systematic Accumulations. Instead of paying additional Purchase Payments by check or wire, you may choose to have Purchase Payments debited periodically from your bank account (“systematic accumulations”). If you authorize systematic accumulations of your Purchase Payments through electronic payment from your bank account, the total amount of Purchase Payments debited must be at least USD $300 per year. Each electronic payment must be at least USD $100. You may bear currency exchange risk and conversion fees.

•

Right to Cancel: Free-Look Period. You may cancel your Contract for a refund during the “free-look period” by returning it to our Service Team. The free-look period expires 30 days after you receive the issued Contract or you are advised that we have issued the Contract. If you decide to cancel the Contract during the free-look period, we will refund the greater of (1) the sum of all Purchase Payments you have paid into the Contract, less any charges deducted from Purchase Payments for services we have provided, or (2) Contract Value determined on the date your Contract and your notice of cancellation is received at the Service Team.

•

How to Invest. You may obtain a Contract application from your U.S. registered representative. In addition, you may download and print a Contract application from our internet website (http://www.KIGlobalAdvantage.com). Once you complete the Contract application, please fax a signed copy of the application to the fax number shown on the application and mail the signed application to the address shown on the application. If you have any questions about the application, contact your U.S. registered representative. When your application is approved, we will notify you and ask you to send us your initial Purchase Payment.

Death Benefit

•

Death Benefit. We will pay the death benefit to the beneficiary on the death of either any owner or the last surviving Annuitant before the Annuity Date. If any owner or the last surviving Annuitant dies before his or her 91st birthday, we will pay the death benefit, which equals the greater of:

•	101% of Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary’s instructions on payment method; or

•	All Purchase Payments made, less any withdrawals. The death benefit will decrease in the same proportion as any withdrawal(s) from the Contract Value.

If death occurs at age 91 or later, the death benefit equals the Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary’s instructions on payment method.

•

Death Benefit On or After the Annuity Date. Upon the death of the Payee on or after the Annuity Date, we will pay any remaining guaranteed payments to the Payee’s beneficiary in accordance with the annuity option selected.

Partial Withdrawals and Surrender

•

Partial Withdrawals. At any time during the accumulation period, you may submit a written request to withdraw part of your Contract Value, subject to the following rules. A partial withdrawal may have adverse U.S. and UK tax consequences.

•	You must request at least USD $100.

•	You may not make a partial withdrawal if the withdrawal plus the surrender charge would cause the value in any of your Contract’s Subaccounts to fall below USD $500.

•	Surrender charges and redemption fees may apply.

•

Surrender. At any time during the accumulation period, you may submit a written request to surrender your Contract and receive its Cash Value (that is, the Contract Value minus any surrender charge, minus any applicable redemption fees, minus any applicable premium taxes not previously deducted, minus a pro-rata portion of the Monthly Mortality and Expense Risk Charge, and minus the Records Maintenance Charge, unless waived). A surrender may have adverse U.S. and UK tax consequences. Your access to amounts held in qualified Contracts may be restricted or prohibited.

•

Surrender Charge. Surrender charges apply during the entire seven (7) year period following the Issue Date. The surrender charge imposed will vary depending on the number of years since the Issue Date. The surrender charge will be assessed when you take a full surrender or partial withdrawal of Contract Value or annuitize the Contract under certain annuity options. We will apply the surrender charge to your Contract Value, less the free withdrawal amount.

Number of Complete Years From Issue Date:	0	1	2	3	4	5	6	7+
Surrender Charge:	7%	6%	5%	4%	3%	2%	1%	0

We do not assess a surrender charge on:

•	the death benefit;

•	a surrender or partial withdrawal of Contract Value more than seven (7) years after the Issue Date;

•	annuity options that provide either an income benefit for five (5) years or more or a benefit under which payment is contingent on the life of the Payee;

•	the free withdrawal amount; or

•	free-look refunds.

•

Free Withdrawal Amount. Each Contract year, you may withdraw up to the free withdrawal amount without incurring a surrender charge. The free withdrawal amount equals 10% of Contract Value determined at the time you request a surrender or partial withdrawal, less any previous withdrawals made during the Contract year.

•

Systematic Withdrawal Plan. You may elect our systematic withdrawal plan option whereby, after the first Contract year, you may receive periodic payments of at least USD $100 on a monthly basis during the accumulation period.

•

Redemption Fees. Redemption fees may be assessed if you transfer from and among Subaccounts, surrender your Contract, take a partial withdrawal, elect systematic withdrawals and/or elect asset rebalancing, and you are invested in the Fidelity VIP Energy, Fidelity VIP Health Care or Fidelity VIP Industrials Subaccounts. See Appendix C for details.

Transfers

•	At any time during the accumulation period and after the free-look period, you may make an unlimited number of transfers from and among the Subaccounts.

•	During the accumulation period, you may allocate your Contract Value to a maximum of 50 Subaccounts at any one time.

•

The Contract and the underlying portfolios, except the ProFunds and Rydex portfolios, are not designed for frequent traders. For a discussion of policies and procedures on market timing and of the potential costs and risks to you that can result if market timing or disruptive trading occurs in the underlying portfolios, see “Policy and Procedures Regarding Disruptive Trading and Market Timing” below.

•	Your transfer from the Subaccounts must be a minimum of USD $100 or your total Subaccount value, if less.

•	Your remaining Subaccount value after a transfer must be at least USD $500, or we will transfer the total value.

•	If you elect a variable annuity payment option, you may make one (1) transfer each 12 month period.

•

We reserve the right to charge USD $25 for the 13th and each additional transfer during a Contract year. Transfers made under the asset rebalancing or dollar cost averaging programs do not count against the 12 free transfers.

•

Automatic Asset Rebalancing Program. Under the Automatic Asset Rebalancing (“AAR”) program, we will automatically transfer amounts among the Subaccounts on the first business day of each calendar quarter to reflect your most recent instructions for allocating Purchase Payments. No transfer fees are assessed under this program. Transfers under this program do not count against the 12 free transfers permitted each Contract year. If you participate in the dollar cost averaging program, the AAR program will exclude your Contract Value being held in the Fidelity VIP Money Market Subaccount. Redemption fees may apply.

•

Dollar Cost Averaging Program. The dollar cost averaging program permits you to systematically transfer, on a monthly, quarterly, semi-annual or annual basis, a set dollar amount over the period of 12 months from the Fidelity VIP Money Market Subaccount to up to eight (8) Subaccounts. The minimum transfer amount is USD $100. No transfer fees are assessed under this program. Transfers under this program do not count against the 12 free transfers permitted each Contract year.

Annuity Provisions

•

Annuity Options. The Annuitant may receive annuity payments under one of two (2) fixed annuity options or under one of three (3) variable annuity options beginning in the month following the Annuity Date you select. The Final Annuity Date, which is the latest Annuity Date you may select, is the Contract anniversary when the oldest Annuitant is age 91. The Annuitant may receive annuity payments for life with or without a guaranteed number of payments. The Annuitant may also receive payments on the lives of two (2) persons.

•

We will use your Cash Value on the Annuity Date to calculate the amount of your annuity payments under the fixed or variable annuity option you choose. Surrender charges will be waived if you select certain annuity options.

U.S. Federal Tax Status

Generally, a Contract’s earnings are not taxed under U.S. Federal tax laws until you take the earnings out of the Contract. For U.S. Federal tax purposes, if you take money out of a non-qualified Contract during the accumulation period, including a surrender or partial withdrawal payment, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you also may be charged a 10% U.S. Federal penalty tax on the taxable portion of the payment. The annuity payments you receive during the annuity period are considered partly a return of your original investment so that part of each payment is not taxable under U.S. Federal tax laws as income until the “investment in the Contract” has been fully recovered.

Death benefits are taxable under U.S. Federal tax laws and generally are included in the income of the recipient as follows: if received under an annuity option, death benefits are taxed in the same manner as annuity payouts; if not received under an annuity option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a surrender. For a further discussion of the U.S. Federal tax status of variable annuity contracts, see “U.S. Federal Tax Considerations.”

Different U.S. tax consequences may apply for a qualified Contract.

UK Tax Considerations

Generally, there will be no UK tax consequences to any owner, Annuitant or beneficiary of the Contract unless the owner, Annuitant or beneficiary, as applicable, is resident in the UK or UK-domiciled during the UK tax year in which payments (such as partial withdrawals, death benefit, surrender, annuity payments or an assignment) are made out of the Contract. For a further discussion of UK tax considerations, see “United Kingdom (“UK”) Tax Considerations.”

Contacting Us

You can contact us by phone, mail, fax or internet at the following addresses:

Annuity Contact Center—call: U.S. Toll-Free: 1-888-864-3901 UK Toll-Free: 0808 2342571 7:30 a.m. to 5:00 p.m. Central Time Monday-Friday

Kemper Investors Life Insurance Company

Attention: Service Team

For Regular Mail Delivery:

P.O. Box 19097

Greenville, SC 29602-9097

USA

For Express Delivery:

2000 Wade Hampton Boulevard

Greenville, SC 29615-1064

USA

Fax: UK Toll-Free: 0808 2342563

Website: www.KIGlobalAdvantage.com

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a partial withdrawal, annuitize the Contract, surrender the Contract, or transfer Contract Value between the Subaccounts. State premium taxes may also be deducted.

Owner Transaction Expenses

Sales Charge Imposed on Purchase Payments	None
Maximum Surrender Charge (as a percentage of your Contract Value)[1]	7%
Transfer Fee[2]	USD $25 after 12 transfers per year

[1]

We do not assess a surrender charge on death benefit payments. We do assess a surrender charge if you surrender your Contract, partially withdraw its Contract Value, or annuitize under the Contract under certain options while surrender charges are applicable.

[2]

We reserve the right to charge USD $25 for each transfer in excess of 12 in a Contract Year. We currently do not assess this charge. Transfer fees do not apply on transfers under the dollar cost averaging or Automatic Asset Rebalancing programs. Transfers under these programs do not count against the 12 free transfers permitted each Contract year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including portfolio fees and expenses.

Periodic Charges other than Portfolio Expenses
Annual Records Maintenance Charge[3]	USD $30
Separate Account Annual Expenses
Administration Charge (as a percentage of average daily net assets in the Subaccounts)	0.15%

[3]

We will assess the Records Maintenance Charge on each Contract Anniversary. We will also deduct the Records Maintenance Charge on the Annuity Date or the date you surrender your Contract. We will not assess the Records Maintenance Charge after the Annuity Date. We waive this fee for Contracts with a Contract Value of USD $50,000 or more on the date the fee would be assessed.

Monthly Mortality and Expense (“M&E”) Risk Charge (as a percentage of Contract Value on the monthly due date)

Asset Segment on the Monthly Due Date	Effective Annual Rate of M&E Risk Charges[4]
Assets under USD $500,000	1.25%
Assets between USD $500,000 and USD $1,000,000	0.65%
Assets between USD $1,000,000 and USD $5,000,000	0.54%
Assets above USD $5,000,000	0.40%

[4]

We determine and deduct the Monthly Mortality and Expense Risk Charge from Contract Value on each monthly due date after the Issue Date (i.e., the same day of each succeeding month as the Issue Date). We deduct the monthly charge at an effective annual rate that ranges from 0.40% to 1.25% of the Contract Value on the monthly due date. On assets under USD $500,000, we assess the charge at the annual rate of 1.25%. On the next USD $500,000 in assets (up to USD $1 million), we assess the charge at an annual rate of 0.65%. On the next USD $4 million in assets, we assess the charge at an annual rate of 0.54%, and on any excess amount over USD $5 million, we assess the charge at an annual rate of 0.40%. The charges are totaled and converted into one blended rate that is deducted on the monthly due date by canceling units on a pro-rata basis across all Subaccounts. Because your Contract Value will vary from month-to-month, the monthly deduction for the monthly mortality and expense risk charge will also vary.

The following table shows the range of portfolio fees and expenses for the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. You can obtain more detailed information concerning each portfolio’s fees and expenses in the prospectus for each portfolio.

Range of Annual Operating Expenses for the Portfolios During 20071

	Lowest	Highest
Gross Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses—before any contractual waivers or reimbursements of fees and expenses)	0.10%	1.70%
Net Total Annual Portfolio Operating Expenses After Reimbursements and Waivers (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses—after any contractual waivers or reimbursements of fees and expenses)[2]	0.10%	1.64%

[1]

The portfolio expenses used to prepare this table were provided to us by the Fund(s). We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.

[2]

The range of Net Total Annual Portfolio Operating Expenses After Reimbursements and Waivers takes into account contractual arrangements for certain Funds that require the Fund’s investment adviser to reimburse or waive Fund expenses above a certain threshold for a limited period of time ending no earlier than April 30, 2009. For more information about these arrangements, consult the prospectuses for the Funds.

The next table shows the fees and expenses charged by each portfolio for the fiscal year ended December 31, 2007.

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets as a percentage of average daily net assets in the portfolios as of December 31, 2007):

Portfolio	Management Fees	12b-1 Fees[1]	Other Expenses	Gross Total Annual Expenses	Contractual Waiver or Expense Reimburse- ment	Net Total Annual Expenses
AIM Variable Insurance Funds (Series I Shares)[2]
AIM V.I. Global Real Estate Fund[3]	0.75%	N/A	0.38%	1.13%	N/A	1.13%
AIM V.I. International Growth Fund[4]	0.71%	N/A	0.37%	1.08%	0.01%	1.07%
AllianceBernstein Variable Products Series Fund, Inc. (“VPS”) (Class A Shares)
AllianceBernstein VPS Growth and Income	0.55%	N/A	0.04%	0.59%	N/A	0.59%
AllianceBernstein VPS International Value	0.75%	N/A	0.06%	0.81%	N/A	0.81%
AllianceBernstein VPS Small Cap Growth	0.75%	N/A	0.45%	1.20%	N/A	1.20%
American Century Variable Portfolios, Inc. (“VP”) (Class I Shares)[5]
American Century VP International Fund	1.20%	N/A	0.01%	1.21%	N/A	1.21%
American Century VP Vista Fund	1.00%	N/A	0.01%	1.01%	N/A	1.01%
BlackRock Variable Series Funds, Inc. (Class I Shares)[6]
BlackRock Fundamental Growth V.I. Fund	0.65%	N/A	0.14%	0.79%	N/A	0.79%
BlackRock Global Growth V.I. Fund	0.75%	N/A	0.20%	0.95%	N/A	0.95%
Columbia Funds Variable Insurance Trust (Class A Shares)[7]
Columbia Mid Cap Value Fund, VS8	0.70%	N/A	0.37%	1.07%	N/A	1.07%
Columbia mall Cap Value Fund, VS8	0.80%	N/A	0.09%	0.89%	N/A	0.89%
Columbia Small Company Growth Fund, VS8,9,10	0.65%	N/A	0.25%	0.90%	N/A	0.90%
Columbia Strategic Income Fund, VS	0.60%	N/A	0.22%	0.82%	N/A	0.82%
Columbia Funds Variable Insurance Trust I (Class A Shares)[7,10]
Columbia Marsico Growth Fund, VS	0.95%	N/A	0.04%	0.99%	N/A	0.99%
Delaware VIP Trust (Standard Class Shares)[11]
Delaware VIP Diversified Income Series	0.64%	N/A	0.09%	0.73%	N/A	0.73%
Delaware VIP High Yield Series	0.65%	N/A	0.10%	0.75%	0.01%	0.74%
DWS Variable Series I (Class A Shares)[12]
DWS Global Opportunities VIP	0.89%	N/A	0.21%	1.10%	0.11%	0.99%
DWS Variable Series II (Class A Shares)[13]
DWS Dreman Small Mid Cap Value VIP	0.64%	N/A	0.14%	0.78%	N/A	0.78%
DWS Global Thematic VIP	0.92%	N/A	0.41%	1.33%	0.27%	1.06%
Fidelity Variable Insurance Products Funds (“VIP”) (Initial Class Shares)
Fidelity VIP Equity-Income Portfolio[14]	0.46%	N/A	0.09%	0.55%	N/A	0.55%
Fidelity VIP Index 500 Portfolio[15]	0.10%	N/A	0.00%	0.10%	N/A	0.10%
Fidelity VIP Mid Cap Portfolio[14]	0.56%	N/A	0.11%	0.67%	N/A	0.67%
Fidelity VIP Money Market Portfolio	0.23%	N/A	0.09%	0.32%	N/A	0.32%
Fidelity Variable Insurance Products Funds (“VIP”) (Initial Class Shares) (Subject to 1% Redemption Fee)
Fidelity VIP Energy Portfolio	0.56%	N/A	0.14%	0.70%	N/A	0.70%
Fidelity VIP Health Care Portfolio[14]	0.56%	N/A	0.25%	0.81%	N/A	0.81%
Fidelity VIP Industrials Portfolio	0.56%	N/A	0.22%	0.78%	N/A	0.78%

Portfolio	Management Fees	12b-1 Fees[1]	Other Expenses	Gross Total Annual Expenses	Contractual Waiver or Expense Reimburse- ment	Net Total Annual Expenses
JPMorgan Insurance Trust (Class 1 Shares)
JPMorgan Insurance Trust Core Bond Portfolio[16]	0.40%	N/A	0.26%	0.66%	0.05%	0.61%
Morgan Stanley The Universal Institutional Funds, Inc. (“UIF”) (Class I Shares)
Morgan Stanley UIF U.S. MidCap Value Portfolio	0.72%	N/A	0.29%	1.01%	N/A	1.01%
Oppenheimer Panorama Series Fund, Inc. (Non-Service Shares)[17]
Oppenheimer International Growth Fund/VA	0.97%	N/A	0.04%	1.01%	N/A	1.01%
Oppenheimer Variable Account Funds (Non-Service Shares)[17]
Oppenheimer Core Bond Fund/VA	0.64%	N/A	0.04%	0.68%	N/A	0.68%
Oppenheimer Main Street Fund/VA	0.64%	N/A	0.01%	0.65%	N/A	0.65%
Oppenheimer Main Street Small Cap Fund/VA	0.70%	N/A	0.03%	0.73%	N/A	0.73%
PIMCO Variable Insurance Trust (“VIT”) (Institutional Class Shares)
PIMCO Global Bond Portfolio (Unhedged)	0.25%	N/A	0.50%	0.75%	N/A	0.75%
Pioneer Variable Contracts Trust /MA/ (“VCT”) (Class I Shares)
Pioneer Emerging Markets VCT Portfolio	1.15%	N/A	0.25%	1.40%	N/A	1.40%
Pioneer Equity Income VCT Portfolio	0.65%	N/A	0.05%	0.70%	N/A	0.70%
Pioneer Fund VCT Portfolio	0.65%	N/A	0.05%	0.70%	N/A	0.70%
Pioneer International Value VCT Portfolio	0.85%	N/A	0.32%	1.17%	N/A	1.17%
Pioneer Mid Cap Value VCT Portfolio	0.65%	N/A	0.06%	0.71%	N/A	0.71%
Pioneer Strategic Income VCT Portfolio	0.65%	N/A	0.19%	0.84%	N/A	0.84%
ProFunds VP18
ProFund VP Emerging Markets	0.75%	0.25%	0.65%	1.65%	0.02%	1.63%
ProFund VP Precious Metals	0.75%	0.25%	0.70%	1.70%	0.07%	1.63%
Putnam Variable Trust (“VT”) (Class IA Shares)[19]
Putnam VT American Government Income IA	0.65%	N/A	0.18%	0.83%	N/A	0.83%
Putnam VT Diversified Income IA	0.70%	N/A	0.14%	0.84%	N/A	0.84%
Putnam VT High Yield IA	0.69%	N/A	0.11%	0.80%	N/A	0.80%
Putnam VT Income IA	0.62%	N/A	0.10%	0.72%	N/A	0.72%
Rydex Variable Trust
Rydex Europe 1.25x Strategy Fund	0.90%	N/A	0.73%	1.63%	N/A	1.63%
Rydex Japan 1.25x Strategy Fund	0.90%	N/A	0.74%	1.64%	N/A	1.64%
Rydex Strengthening Dollar 2x Strategy Fund	0.90%	N/A	0.71%	1.61%	N/A	1.61%
Rydex Weakening Dollar 2x Strategy Fund	0.90%	N/A	0.74%	1.64%	N/A	1.64%
Summit Mutual Funds, Inc. (Class I Shares)[20]
Summit EAFE International Index Portfolio	0.56%	N/A	0.71%	1.27%	N/A	1.27%
Summit Lehman Aggregate Bond Index Portfolio	0.30%	N/A	0.30%	0.60%	N/A	0.60%
Summit Russell 2000 Small Cap Index Portfolio	0.35%	N/A	0.32%	0.67%	N/A	0.67%
Summit S&P MidCap 400 Index Portfolio	0.30%	N/A	0.23%	0.53%	N/A	0.53%
T. Rowe Price Equity Series, Inc.
T. Rowe Price New America Growth Portfolio	0.85%	N/A	N/A	0.85%	N/A	0.85%

Portfolio	Management Fees	12b-1 Fees[1]	Other Expenses	Gross Total Annual Expenses	Contractual Waiver or Expense Reimburse- ment	Net Total Annual Expenses
Van Eck Worldwide Insurance Trust (“Worldwide”) (Initial Class Shares)
Van Eck Worldwide Bond Fund[21]	1.00%	N/A	0.32%	1.32%	0.22%	1.10%
Van Eck Worldwide Emerging Markets Fund[21]	1.00%	N/A	0.23%	1.23%	N/A	1.23%
Van Eck Worldwide Hard Assets Fund[22]	0.92%	N/A	0.10%	1.02%	N/A	1.02%
Van Kampen Life Investment Trust (Class I Shares)[23]
Van Kampen Life Investment Trust Government Portfolio	0.50%	N/A	0.12%	0.62%	N/A	0.62%
Van Kampen Life Investment Trust Growth and Income Portfolio	0.56%	N/A	0.04%	0.60%	N/A	0.60%
Vanguard Variable Insurance Fund
Vanguard REIT Index Portfolio	0.27%	N/A	0.04%	0.31%	N/A	0.31%
Vanguard Total Bond Market Index Portfolio	0.12%	N/A	0.04%	0.16%	N/A	0.16%
Vanguard Total Stock Market Index Portfolio[24]	0.00%	N/A	0.16%	0.16%	N/A	0.16%
Wanger Advisors Trust[25]
Wanger International Select[26]	0.94%	N/A	0.24%	1.18%	N/A	1.18%
Wanger Select[26]	0.80%	N/A	0.10%	0.90%	N/A	0.90%
Wanger USA	0.85%	N/A	0.10%	0.95%	N/A	0.95%

[1]

Where applicable, the 12b-1 distribution plan is described in the portfolios’ prospectus and/or statement of additional information. Because the 12b-1 fees are paid out of portfolio assets on an on-going basis, over time these fees will increase the cost of an investment, and may cost more than paying other types of sales charges.

[2]

Through at least April 30, 2009 the adviser for the AIM V.I. Global Real Estate Fund and the AIM V.I. International Growth Fund has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Net Total Annual Expenses (excluding certain items discussed below) of Series I shares to 1.30% of average daily net assets for the AIM V.I. Global Real Estate Fund and the AIM V.I. International Growth Fund. In determining the adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Net Total Annual Expenses to exceed the number reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund’s board of trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the Funds may benefit are in the form of credits that each Fund receives from banks where each Fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by each Fund.

[3]

Effective July 1, 2007, the board of trustees approved a reduced contractual advisory fee schedule for the AIM V.I. Global Real Estate Fund, as follows: the maximum annual advisory fee rate ranges from 0.75% (for average net assets up to USD $250 million) to 0.68% (for average net assets over USD $10 billion). Management Fees and Contractual Waiver or Expense Reimbursement reflect this fee schedule.

[4]

The “Other Expenses” for the AIM V.I. International Growth Fund include expenses of 0.01% for acquired fund fees and expenses. “Acquired fund fees and expenses” are not fees or expenses incurred by the Fund directly, but are expenses of the investment companies in which the Fund invests. You incur these fees and expenses indirectly through the valuation of the Fund’s investment in those investment companies. As a result, the Net Total Annual Expenses listed above may exceed the expense limit numbers. The impact of the acquired fund fees and expenses are included in Gross Total Annual Expenses.

Effective July 1, 2007, and effective through at least April 30, 2009, Invesco Aim, the Fund’s adviser, contractually agreed to waive 100% of the advisory fee Invesco Aim receives from affiliated money market funds on investments by the Funds in such affiliated money market funds. Fee Waiver and Expense Reimbursements reflects this agreement and the relevant 0.01% waiver for the AIM V.I. International Growth Fund. The Net Total Annual Expenses for the AIM V.I. International Growth Fund after the advisory fee waiver of 0.01% was 1.07% during 2007.

[5]

The Funds pay their adviser a single, unified management fee for arranging all services necessary for the Funds to operate. The fees shown are based on assets during the Funds’ most recent fiscal year. The Funds have a stepped fee schedule. As a result, the Funds’ unified management fee rate generally decreases as assets increase and increases as assets decrease.

[6]	The “Other Expenses” for the BlackRock Fundamental Growth V.I. Fund and the BlackRock Global Growth V.I. Fund include acquired fund fees and expenses, which are less than 0.01%.

[7]

The Funds’ adviser has implemented a breakpoint schedule for the Funds’ investment advisory fees. The investment advisory fees charged to a Fund will decline as Fund assets grow and will continue to be based on a percentage of the Fund’s average daily net assets. The breakpoint schedule for each affected Fund is as follows: for the Columbia Mid Cap Value Fund, VS—0.70% for assets up to USD $500 million, 0.65% for assets in excess of USD $500 million and up to USD $1 billion, and 0.60% for assets in excess of USD $1billion; for the Columbia Small Cap Value Fund, VS—0.80% for assets up to USD $500 million, 0.75% for assets in excess of USD $500 million and up to USD $1 billion, and 0.70% for assets in excess of USD $1 billion; for the Columbia Small Company Growth Fund, VS—0.50% for assets up to USD $1 billion, 0.45% for assets in excess of USD $1 billion and up to USD $1.5 billion, and 0.40% in excess of USD $1.5 billion; for the Columbia Strategic Income Fund, VS—0.60% for assets up to USD $500 million, 0.55% for assets in excess of USD $500 million and up to USD $1 billion, 0.52% for assets in excess of USD $1 billion and up to USD $1.5 billion, and 0.49% for assets in excess of USD $1.5 billion; and for the Columbia Marsico Growth Fund, VS—0.74% for assets up to USD $500 million, 0.69% for assets in excess of USD $500 million and up to USD $1 billion, and 0.64% for assets in excess of USD $1 billion and up to USD $1.5 billion, 0.59% for assets in excess of USD $1.5 billion and up to USD $3 billion, 0.57% for assets in excess of USD $3 billion and up to USD $6 billion, and 0.55% for assets in excess of USD $6 billion.

[8]

The “Other Expenses” for the Columbia Mid Cap Value Fund, VS, the Columbia Small Cap Value Fund, VS, and the Columbia Small Company Growth Fund, VS include expenses of less than 0.01% for acquired fund fees and expenses.

[9]

The adviser for the Columbia Small Company Growth Fund, VS has voluntarily agreed to bear a portion of the Fund’s expenses so that the Fund’s Net Total Annual Expenses (excluding any brokerage commissions, interest, taxes and extraordinary expenses, but including custodian charges related to overdrafts, if any), after giving effect to any balance credits from the Fund’s custodian, do not exceed 0.80% of the Fund’s average daily net assets. If the waiver were reflected in the table, Other Expenses would be 0.15% and Net Total Annual Expenses would be 0.80%. This arrangement may be modified or terminated by the Fund’s adviser at any time.

[10]

Management fees for certain Funds are comprised of an investment advisory fee and an administration fee in the following respective amounts: 0.50% and 0.15% for the Columbia Small Company Growth Fund, VS, and 0.72% and 0.23% for the Columbia Marsico Growth Fund, VS.

[11]

Under their management agreements, the Delaware VIP Diversified Income Series and the Delaware VIP High Yield Series each pay an annual management fee based on average daily net assets as follows: 0.65% on the first USD $500 million, 0.60% on the next USD $500 million, 0.55% on the next USD $1.5 billion, and 0.50% on assets in excess of USD $2.5 billion.

Effective May 1, 2008, through April 30, 2009, the adviser for the Delaware VIP High Yield Series has contractually agreed to waive all or a portion of its investment advisory fees and/or reimburse expenses in order to prevent total annual fund operating expenses (excluding any 12b-1 plan expenses, taxes, interest, inverse floater program expenses, brokerage fees, certain insurance costs, and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, certain trustee retirement plan expenses, conducting shareholder meetings, and liquidations (collectively, “non-routine expenses”)) from exceeding 0.74% of average daily net assets. For purposes of these waivers and reimbursements, non-routine expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Series’ board of trustees and adviser. These expense waivers and reimbursements apply only to expenses paid directly by the Series.

[12]

“Other Expenses” for the DWS Global Opportunities VIP are based on estimated amounts for the current fiscal year and include a 0.10% administration fee. Actual expenses may be different. The investment manager for the DWS Global Opportunities VIP has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the Portfolio, excluding certain expenses such as extraordinary expenses, taxes, brokerage, and interest, to the extent necessary to maintain the Portfolio’s Net Total Annual Expenses at 0.99%, through April 30, 2009.

[13]

“Other Expenses” for the DWS Variable Series II are restated on an annual basis to reflect approved fee changes taking effect on May 1, 2008 and include a 0.10 % administrative services fee paid to the investment manager. Through April 30, 2009, the investment manager for the DWS Variable Series II has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the DWS Global Thematic VIP, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest and indirect expenses of underlying DWS Portfolios so that Net Total Annual Expenses of the DWS Global Thematic VIP will not exceed 1.05%. “Other Expenses” for the DWS Global Thematic VIP include certain indirect expenses of 0.01%.

[14]

A portion of the brokerage commissions that the Fidelity VIP Equity-Income Portfolio, the Fidelity VIP Health Care Portfolio, and the Fidelity VIP Mid Cap Portfolio pay may be reimbursed and used to reduce the Portfolios’ expenses. In addition, through arrangements with the Portfolios’ custodian, credits realized as a result of uninvested cash balances are used to reduce custodian expenses of the Fidelity VIP Equity-Income Portfolio and the Fidelity VIP Mid Cap Portfolio. After taking into account these voluntary offsets, the Net Total Annual Expenses for the Fidelity VIP Equity-Income Portfolio were 0.54%, for the Fidelity VIP Health Care Portfolio were 0.80%, and for the Fidelity VIP Mid Cap Portfolio were 0.66% during 2007. These offsets may be discontinued at any time.

[15]

Management fees for the Fidelity VIP Index 500 Portfolio have been reduced to 0.10%, and Initial Class expenses are limited to 0.10% (excluding interest, taxes, brokerage commissions, security lending fees, or extraordinary expenses). This expense limit may not be increased without approval of the Portfolio’s shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the fund manager’s part.

[16]

The “Other Expenses” for the JPMorgan Insurance Trust Core Bond Portfolio have been calculated on the actual amounts incurred in the most recent fiscal year and include expenses of 0.01% for acquired fund fees and expenses. Acquired fund fees and expenses are based on the allocation of the Portfolio’s assets among the acquired funds calculated on a daily basis through the Portfolio’s last fiscal year end. This amount reflects the allocation only through the fiscal year ending 12/31/07. Acquired fund fees and expenses will vary with changes in the expenses of the acquired funds as well as allocation of the Portfolio’s assets and may be higher or lower than shown.

Through at least 4/30/09, the adviser and the administrator for the JPMorgan Insurance Trust Core Bond Portfolio have contractually agreed to waive fees and/or reimburse expenses to the extent that the Portfolio’s total annual expenses (excluding acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes and extraordinary expenses and expenses related to the Portfolio’s board of trustees’ deferred compensation plan) exceed 0.60% of the Portfolio’s average daily net assets. Without the acquired fund fees and expenses, the Net Total Annual Expenses of the Portfolio would have been 0.65%, and with the contractual expense waiver/ reimbursement, the Net Total Annual Expenses would have been 0.60%. In addition, the Portfolio’s service providers may voluntarily waiver or reimburse certain of their fees, as they may determine, from time to time.

[17]

The "Other Expenses" in the tables for the Oppenheimer International Growth Fund/VA and the Oppenheimer Variable Account Funds are based on, among other things, the fees the Funds would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Funds to limit these fees to 0.35% of average daily net assets per fiscal year. That undertaking may be amended or withdrawn at any time. For the Funds’ fiscal year ended December 31, 2007, the transfer agent fees did not exceed the expense limitation described above. The Oppenheimer International Growth Fund/VA and the Oppenheimer Variable Account Funds also receive certain credits from the Funds’ custodian that, during the last fiscal year, reduced their custodial expenses by less than 0.01% of average daily net assets.

The investment manager for the Oppenheimer Core Bond Fund/VA will voluntarily waive and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund’s investment in Oppenheimer Institutional Money Market Fund (or “acquired fund fees and expenses”). During the last fiscal year, these amounts (the acquired fund fees and expenses) were not material to the Other Expenses ratios above.

[18]

Through at least April 30, 2009, the adviser for the ProFund VP Emerging Markets and the ProFund VP Precious Metals has contractually agreed to waive investment advisory and management fees and to reimburse other expenses to the extent Gross Total Annual Expenses, as a percentage of average daily net assets, exceed 1.63%. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to the adviser within three (3) years of the waiver or reimbursement to the extent that recoupment will not cause the Portfolios’ expenses to exceed any expense limitation in place at that time. A waiver or reimbursement lowers the expense ratio and increases overall returns to investors.

[19]

Putnam Management has contractually agreed to limit Fund expenses through April 30, 2009. For the fiscal year ended December 31, 2007, this contractual expense limitation resulted in Putnam Management waiving or reimbursing Fund expenses for the Putnam VT American Government Income IA, the Putnam VT Diversified Income IA, the Putnam VT High Yield IA, and the Putnam VT Income IA in amounts of 0.21%, 0.07%, 0.05%, and 0.14%, respectively. These expense waivers or reimbursements of 0.21%, 0.07%, 0.05%, and 0.14% are not reflected in the Net Total Annual Expenses which would be lower if they were. After taking into account these expense waivers or reimbursements, the Net Total Annual Expenses in 2007 were 0.62%, 0.77%, 0.75%, and 0.58% for the Putnam VT American Government Income IA, the Putnam VT Diversified Income IA, the Putnam VT High Yield IA, and the Putnam VT Income IA, respectively.

The “Net Total Annual Expenses” for the Putnam VT Diversified Income Fund, the Putnam VT High Yield Fund, and the Putnam VT Income Fund include expenses of 0.01% for acquired fund fees and expenses. “Acquired fund fees and expenses” are an estimate of expenses attributable to each Fund’s investments in other investment companies, based on the total annual fund operating expenses of such companies as reported in their most recent shareholder reports (net of any applicable expense limitations). These indirect expenses will vary from time to time depending on each Fund’s investments in other investment companies and their operating expenses.

The “Other Expenses” for the Putnam VT American Government Income Fund include estimated expenses of less than 0.01% for acquired fund fees and expenses which the Fund bears indirectly.

[20]

Pursuant to the contractual limit in the investment advisory agreement, the adviser to the Portfolios will pay the Gross Total Annual Expenses, exclusive of the acquired fund fees and expenses, in excess of the following average daily net asset amounts: 1.25% for the Summit EAFE International Index Portfolio, 0.60% for the Summit Lehman Aggregate Bond Index Portfolio and the S&P MidCap 400 Index Portfolio, and 0.75% for the Summit Russell 2000 Small Cap Index Portfolio.

Through at least May 1, 2009, the adviser for the Summit EAFE International Index Portfolio has voluntarily agreed to waive its fee and/or reimburse expenses of the Portfolio, to the extent necessary, to limit all expenses, exclusive of acquired fund fees and expenses, to 0.95% of the average daily net assets of the Portfolio. Waivers and/or reimbursements may be discontinued at any time.

[21]

For the period May 1, 2008 through April 30, 2009, the adviser for the Van Eck Worldwide Bond Fund and the Van Eck Worldwide Emerging Markets Fund contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, taxes and extraordinary expenses; and excluding dividends paid on securities sold short for the Van Eck Worldwide Emerging Markets Fund) to the extent Net Total Annual Expenses exceed 1.10% of average daily net assets for the Van Eck Worldwide Bond Fund and 1.40% of average daily net assets for the Van Eck Worldwide Emerging Markets Fund.

[22]

The “Other Expenses” for the Van Eck Worldwide Hard Assets Fund include expenses of 0.01% for acquired fund fees and expenses. “Acquired fund fees and expenses” reflect the estimated amount of the fees and expenses incurred indirectly by the Fund through its investments in underlying funds. For the period May 1, 2008 through April 30, 2009, the adviser for the Van Eck Worldwide Hard Assets Fund contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, dividends paid on securities sold short, taxes and extraordinary expenses) to the extent Net Total Annual Expenses exceed 1.20% of average daily net assets. The agreement to limit the Net Total Annual Expenses is limited to the Fund’s direct operating expenses and, therefore, does not apply to the acquired fund fees and expenses, which are indirect expenses incurred by the Fund through its investments in underlying funds.

[23]

A voluntary fee waiver reduced Net Total Annual Expenses of the Van Kampen Life Investment Trust Government Portfolio by 0.02% for the year ended December 31, 2007. After taking into account the voluntary waiver, the Net Total Annual Expenses for the Portfolio were 0.60% during 2007. The waiver may be discontinued at any time.

[24]

The “Other Expenses” for Vanguard Total Stock Market Index Portfolio include expenses of 0.16% for acquired fund fees and expenses. Although the Portfolio is not expected to incur any net expenses directly, the Portfolio’s shareholders indirectly bear the expenses of the Vanguard funds (the “acquired funds”) in which the Portfolio invests. The acquired fund fees and expenses include transaction costs (i.e., purchase and redemption fees), if any, imposed on the Portfolio by the acquired funds.

[25]

The Funds’ adviser has implemented a breakpoint schedule for the Funds’ investment advisory fees. The investment advisory fees charged to a Fund will decline as Fund assets grow and will continue to be based on a percentage of the Fund’s average daily net assets. The breakpoint schedule for each affected Fund is as follows: for the Wanger International Select— 0.94% for assets up to USD $500 million, and 0.89% for assets in excess of USD $500 million; for the Wanger Select—0.80% for assets up to USD $500 million, and 0.78% for assets in excess of USD $500 million; and for the Wanger USA—0.94% for assets up to USD $100 million, 0.89% for assets in excess of USD $100 million and up to USD $250 million, 0.84% for assets in excess of USD $250 million and up to USD $2 billion, and 0.80% for assets in excess of USD $2 billion. In addition, the Funds each pay administration fees of 0.05% of the their respective average daily net assets, which are included in Other Expenses.

[26]

Effective through at least April 30, 2009, the adviser for the Wanger International Select and the Wanger Select contractually agreed to bear a portion of the Funds’ ordinary operating expenses so that the Funds’ Net Total Annual Expenses (excluding any brokerage commissions, interest, taxes and extraordinary expenses, but including custodian charges related to overdrafts, if any), after giving effect to any balance credits from the Funds’ custodian, do not exceed 1.45% and 1.35%, respectively.

*    *    *

The fees and expenses shown above are deducted by each underlying portfolio before the portfolio provides us with its daily net asset value. We then deduct applicable Separate Account charges from the net asset value to calculate the unit value of the corresponding Subaccount. The portfolio management fees and other expenses are more fully described in the prospectus for each underlying portfolio.

Redemption Fees

The Fidelity VIP Energy, Fidelity VIP Health Care and Fidelity VIP Industrials portfolios assess a 1.00% redemption fee on any transfer or withdrawal of Contract Value out of the corresponding Subaccount if Contract Value has been held in the corresponding Subaccount for less than 60 days. The fee will apply to one-time and automated transactions, such as Automatic Asset Rebalancing. These redemption fees will reduce your Contract Value. For more details, see Appendix C and the prospectuses for the Fidelity VIP Energy, Fidelity VIP Health Care and Fidelity VIP Industrials portfolios.

Other portfolios may elect in the future to assess a redemption fee of up to 2% on portfolio assets that are redeemed out of the corresponding Subaccounts in connection with a withdrawal or transfer. Each portfolio determines the amount of the redemption fee and when the fee is imposed. For more information, see the portfolio prospectus.

Example of Maximum Charges

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. This Example shows the maximum costs of investing in the Contract, including transaction expenses, the Records Maintenance Charge of USD $30, the Administration Charge of 0.15%, the maximum Monthly Mortality and Expense Risk Charge of 1.25%, and maximum Annual Portfolio Operating Expenses of 1.70%.

This Example assumes that you invested USD $10,000 in the portfolio with the highest expenses, and stayed in those options under the Contract for the time periods indicated. This Example also assumes that your investment earned a steady 5% return each year.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender or annuitize the Contract at the end of the applicable time period:

1 year	3 years
USD $989	USD $1,536

(2) If you do not surrender or annuitize the Contract at the end of the applicable time period:

1 year	3 years
USD $350	USD $1,066

This Example does not reflect redemption fees, transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). It also does not reflect any taxes or tax penalties you may be required to pay if you surrender your Contract. This Example reflects a Monthly Mortality and Expense Risk Charge of 1.25% (the highest possible Monthly Mortality and Expense Risk Charge), but it does not reflect any breakpoints in the Monthly Mortality and Expense Risk Charge on Contract Value over USD $500,000. For more information on the Monthly Mortality and Expense Risk Charge breakpoints, see “Fee Table.”

The Records Maintenance Charge of USD $30 is reflected as an annual charge of 0.300%.

Please remember that this Example is an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in this Example.

Distribution Costs

For information concerning the compensation paid on the sale of the Contracts, see “Distribution of the Contracts.”

Condensed Financial Information

This prospectus and the SAI do not contain a financial history of Accumulation Unit values, as the Separate Account had not commenced operations as of the date of this prospectus.

KEMPER INVESTORS LIFE INSURANCE COMPANY

Kemper Investors Life Insurance Company

Kemper Investors Life Insurance Company was organized in 1947 and is a stock life insurance company organized under the laws of the State of Illinois. We are issuing the Contract and are obligated to pay all benefits under the Contracts. Our administrative office is located at 15375 SE 30th Place, Suite 100, Bellevue, Washington, 98007 USA. For Contract services, you may contact us at Kemper Investors Life Insurance Company, Attention: Service Team, PO Box 19097, Greenville, South Carolina, 29602-9097 USA. We established the Separate Account to support the investment options under this Contract and under other variable annuity contracts we may issue.

We offer annuity and life insurance products and are admitted to do business in the District of Columbia and all states except New York. We are a wholly-owned subsidiary of Kemper Corporation, a non-operating holding company. Kemper Corporation is a wholly-owned subsidiary of Zurich Group Holding (“ZGH”), a Swiss holding company. ZGH is owned by Zurich Financial Services (“ZFS”), a publicly traded Swiss holding company listed on the Swiss Exchange, but not publicly traded in the U.S.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

The Separate Account

We established the KILICO Variable Annuity Separate Account -3 (the “Separate Account”) as a Separate Account under the laws of the state of Illinois on December 13, 2007. We own the assets in the Separate Account. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”) and qualifies as a “separate account” within the meaning of the Federal securities laws. The Separate Account will receive and invest Purchase Payments made under the Contracts and under other variable annuity contracts we may issue.

The income, gains and losses, realized or unrealized, from assets allocated to the Separate Account shall be credited to or charged against the Separate Account, without regard to other income, gains or losses of any other account we own or arising out of any other business we may conduct.

Although we own the assets in the Separate Account, these assets are held separately from our other assets and are not part of our General Account. The portion of the assets of the Separate Account equal to the required reserves and other contract liabilities of the Separate Account are not chargeable with liabilities that arise from any other business that we conduct. We have the right to transfer to our General Account any assets of the Separate Account that are in excess of such reserves and other liabilities.

The Separate Account is divided into Subaccounts, each of which invests in shares of a portfolio of a Fund. The Separate Account is subject to the laws of the state of Illinois, which regulate the operations of insurance companies domiciled in Illinois.

Changes to the Separate Account. We reserve the right in our sole discretion, and subject to applicable law, to add, close, remove, or combine one or more Subaccounts, combine the Separate Account with one or more other separate accounts, or operate the Separate Account as a different kind of investment company. Subject to obtaining any approvals or consents required by law, the assets of one or more Subaccounts may also be transferred to any other Subaccount if, in our sole discretion, conditions warrant. In addition, we reserve the right to modify provisions of the Contract to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law. Some of these future changes may be the result of changes in applicable laws or interpretation of the law. You may obtain additional information regarding the substitutions of investments and resolving conflicts among Funds in the SAI.

The Portfolios

Each Subaccount invests exclusively in shares of a designated portfolio of a Fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. Each Fund available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC.

The assets of each portfolio are separate from the assets of any other portfolio, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.

Each of the portfolios is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the portfolio. These investments must be consistent with the investment objective, policies and restrictions of that portfolio.

Some of the portfolios have been established by investment advisers that manage retail mutual funds sold directly to the public having similar names and investment objectives to the portfolios available under the Contract. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through the Contract.

An investment in a Subaccount, or in any portfolio, including the Fidelity VIP Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Fidelity VIP Money Market Portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to insurance charges, the yields on the Fidelity Money Market Subaccount may become extremely low and possibly negative.

Investment Objectives of the Portfolios

The following table summarizes each portfolio’s investment objective(s) and policies. There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including a description of the risks, conditions of investing, and fees and expenses of each portfolio in the prospectuses for the portfolios that are attached to this prospectus. You should read the prospectuses carefully.

Portfolio	Investment Objective and Investment Adviser
AIM V.I. Global Real Estate Fund (Series I Shares)	Seeks high total return through growth of capital and current income. Investment adviser is Invesco Aim Advisors, Inc. The subadvisers are advisory entities affiliated with Invesco Aim Advisors, Inc.

AIM V.I. International Growth Fund (Series I Shares)	Seeks long-term growth of capital. Investment adviser is Invesco Aim Advisors, Inc. The subadvisers are advisory entities affiliated with Invesco Aim Advisors, Inc.

AllianceBernstein VPS Growth and Income (Class A Shares)	Seeks long-term growth of capital. Investment adviser is AllianceBernstein L.P.

AllianceBernstein VPS International Value (Class A Shares)	Seeks long-term growth of capital. Investment adviser is AllianceBernstein L.P.
AllianceBernstein VPS Small Cap Growth (Class A Shares)	Seeks long-term growth of capital. Investment adviser is AllianceBernstein L.P.
American Century VP International Fund (Class I Shares)	Seeks capital growth by investing primarily in securities of foreign companies that management believes to have potential for appreciation. Investment adviser is American Century Global Investment Management, Inc.
American Century VP Vista Fund (Class I Shares)	Seeks long-term capital growth by investing in stocks of medium-sized and smaller companies whose earnings and revenues are growing at a successively faster or accelerating pace. Investment adviser is American Century Investment Management, Inc.

BlackRock Fundamental Growth V.I. Fund (Class I Shares)	Seeks long-term growth of capital. Investment adviser is BlackRock Advisors. The subadviser is BlackRock Investment Management.

BlackRock Global Growth V.I. Fund (Class I Shares)	Seeks long-term growth of capital. Investment adviser is BlackRock Advisors. The subadviser is BlackRock Investment Management.

Columbia Marsico Growth Fund, VS (Class A Shares)	Seeks long-term growth of capital. Investment adviser is Columbia Management Advisors, LLC. The subadviser is Marsico Capital Management, LLC.

Columbia Mid Cap Value Fund, VS (Class A Shares)	Seeks long-term capital appreciation. Investment adviser is Columbia Management Advisors, LLC.

Columbia Small Cap Value Fund, VS (Class A Shares)	Seeks long-term capital appreciation. Investment adviser is Columbia Management Advisors, LLC.

Columbia Small Company Growth Fund, VS (Class A Shares)	Seeks long-term capital appreciation. Investment adviser is Columbia Management Advisors, LLC.

Columbia Strategic Income Fund, VS (Class A Shares)	Seeks total return, consisting of current income and capital appreciation. Investment adviser is Columbia Management Advisors, LLC.

Portfolio	Investment Objective and Investment Adviser
Delaware VIP Diversified Income Series (Standard Class Shares)	Seeks maximum long-term total return consistent with reasonable risk. Investment adviser is Delaware Management Company.

Delaware VIP High Yield Series (Standard Class Shares)	Seeks total return and, as a secondary objective, high current income. Investment adviser is Delaware Management Company.

DWS Dreman Small Mid Cap Value VIP (Class A Shares)	Seeks long-term growth of capital. Investment adviser is Deutsche Investment Management Americas Inc.

DWS Global Opportunities VIP (Class A Shares)	Seeks above-average capital appreciation over the long term. Investment adviser is Deutsche Investment Management Americas Inc.

DWS Global Thematic VIP (Class A Shares)	Seeks long-term capital growth. Investment adviser is Deutsche Investment Management Americas Inc. The subadviser is Dreman Value Management L.L.C.

Fidelity VIP Energy Portfolio (Initial Class Shares)*	Seeks capital appreciation. Investment adviser is Fidelity Management & Research (FMR). The sub-advisers are FMR Co., Inc. and Fidelity Research & Analysis Company.

Fidelity VIP Equity-Income Portfolio (Initial Class Shares)	Seeks reasonable income. Investment adviser is Fidelity Management & Research Company. The subadvisers are FMR Co., Inc., Fidelity Research & Analysis Company, Fidelity Management & Research (U.K) Inc., Fidelity International Investment Advisors, Fidelity International Investment Advisors (UK) Limited, and Fidelity Investments Japan Limited.

Fidelity VIP Health Care Portfolio (Initial Class Shares)*	Seeks capital appreciation. Investment adviser is Fidelity Management & Research Company. The subadvisers are FMR Co., Inc., and Fidelity Research & Analysis Company.

Fidelity VIP Index 500 Portfolio (Initial Class Shares)	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor’s 500SM Index. Investment adviser is Fidelity Management & Research Company. The subadvisers are Geode Capital Management, LLC and FMR Co., Inc.

Fidelity VIP Industrials Portfolio (Initial Class Shares)*	Seeks capital appreciation. Investment adviser is Fidelity Management & Research Company. The subadvisers are FMR Co., Inc., and Fidelity Research & Analysis Company.

Fidelity VIP Mid Cap Portfolio (Initial Class Shares)	Seeks long-term growth of capital. Investment adviser is Fidelity Management & Research Company. The subadvisers are FMR Co., Inc., Fidelity Research & Analysis Company, Fidelity Management & Research (U.K) Inc., Fidelity International Investment Advisors, Fidelity International Investment Advisors (UK) Limited, and Fidelity Investments Japan Limited.

Fidelity VIP Money Market Portfolio (Initial Class Shares)	Seeks as high a level of current income as is consistent with preservation of capital and liquidity. Investment adviser is Fidelity Management & Research Company. The subadvisers are Fidelity Investments Money Management, Inc., Fidelity Research & Analysis Company, Fidelity International Investment Advisors, and Fidelity International Investment Advisors (UK) Limited.

Portfolio	Investment Objective and Investment Adviser
JPMorgan Insurance Trust Core Bond Portfolio (Class 1 Shares)	Seeks to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. Investment adviser is JPMorgan Investment Advisors Inc.

Morgan Stanley UIF U.S. MidCap Value Portfolio (Class I Shares)	Seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities. Investment adviser is Morgan Stanley Investment Management Inc.

Oppenheimer Core Bond Fund/VA (Non-Service Shares)	Seeks a high level of current income. As a secondary objective, seeks capital appreciation when consistent with its primary objective. Investment adviser is OppenheimerFunds, Inc.

Oppenheimer International Growth Fund/VA (Non-Service Shares)	Seeks long-term growth of capital by investing under normal circumstances, at least 90% of its total assets in equity securities of companies wherever located, the primary stock market of which is outside the United States. Investment adviser is OppenheimerFunds, Inc.

Oppenheimer Main Street Fund/VA (Non-Service Shares)	Seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. Investment adviser is OppenheimerFunds, Inc.

Oppenheimer Main Street Small Cap Fund/VA (Non-Service Shares)	Seeks capital appreciation. Investment adviser is OppenheimerFunds, Inc.

PIMCO Global Bond Portfolio (Unhedged) (Institutional Class Shares)	Seeks maximum total return, consistent with preservation of capital and prudent investment management. Investment adviser is Pacific Investment Management Company LLC.

Pioneer Emerging Markets VCT Portfolio (Class I Shares)	Seeks long-term growth of capital. Investment adviser is Pioneer Investment Management, Inc.

Pioneer Equity Income VCT Portfolio (Class I Shares)	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Investment adviser is Pioneer Investment Management, Inc.

Pioneer Fund VCT Portfolio (Class I Shares)	Seeks reasonable income and capital growth. Investment adviser is Pioneer Investment Management, Inc.

Pioneer International Value VCT Portfolio (Class I Shares)	Seeks long-term capital growth. Investment adviser is Pioneer Investment Management, Inc.

Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	Capital Appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Investment adviser is Pioneer Investment Management, Inc.

Pioneer Strategic Income VCT Portfolio (Class I Shares)	Seeks a high level of current income. Investment adviser is Pioneer Investment Management, Inc.

ProFund VP Emerging Markets Portfolio**	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Bank of New York Emerging Markets 50 ADR Index. Investment Adviser is ProFund Advisors LLC.

ProFund VP Precious Metals Portfolio**	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones Precious Metals Index. Investment adviser is ProFund Advisors LLC.

Portfolio	Investment Objective and Investment Adviser
Putnam VT American Government Income IA (Class IA Shares)	Seeks high current income with preservation of capital as its secondary objective. Investment adviser is Putnam Investment Management, LLC.

Putnam VT Diversified Income IA (Class IA Shares)	Seeks as high a level of income as Putnam Investment Management, LLC, believes is consistent with preservation of capital. Investment adviser is Putman Investment Management, LLC. The subadviser is Putnam Investment Limited.

Putnam VT High Yield IA (Class IA Shares)	Seeks high current income. Capital growth is a secondary goal when consistent with achieving high current income. Investment adviser is Putnam Investment Management, LLC. The subadviser is Putman Investment Limited.

Putnam VT Income IA (Class IA Shares)	Seeks high current income consistent with what Putnam Investment Management, LLC, believes to be prudent risk. Investment adviser is Putnam Investment Management, LLC.

Rydex Europe 1.25x Strategy Fund**	Seeks to provide investment results that correlate to the performance of a specific benchmark. The Fund's current benchmark is the Dow Jones STOXX 50 Index. Investment Adviser is PADCO Advisors II, Inc. d/b/a Rydex Investments.

Rydex Japan 1.25x Strategy Fund**	Seeks to provide investment results that correlate to the performance of a specific benchmark. The Fund's current benchmark is the Topix 100 Index. Investment Adviser is PADCO Advisors II, Inc. d/b/a Rydex Investments.

Rydex Strengthening Dollar 2x Strategy Fund**	Seeks to provide investment results that match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the U.S. Dollar Index. Investment Adviser is PADCO Advisors II, Inc. d/b/a Rydex Investments.

Rydex Weakening Dollar 2x Strategy Fund**	Seeks to provide investment results that match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the inverse (opposite) of the performance of the U.S. Dollar Index. Investment Adviser is PADCO Advisors II, Inc. d/b/a Rydex Investments.

Summit EAFE International Index Portfolio (Class I Shares)	Seeks investment results that correspond to the total return performance of common stocks as represented by the Morgan Stanley Capital International EAFE Index. The EAFE Index emphasizes the stocks of companies in major markets in Europe, Australasia, and the Far East. Investment adviser is Summit Investment Partners. The subadviser is World Asset Management, Inc.

Summit Lehman Aggregate Bond Index Portfolio (Class I Shares)	Seeks investment results that correspond to the total return performance of the bond market, as represented by the Lehman Brothers Aggregate Bond Index. Investment adviser is Summit Investment Partners.

Summit Russell 2000 Small Cap Index Portfolio (Class I Shares)	Seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the Russell 2000 Index. Investment adviser is Summit Investment Partners.

Summit S&P MidCap 400 Index Portfolio (Class I Shares)	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index. Investment adviser is Summit Investment Partners.

Portfolio	Investment Objective and Investment Adviser
T. Rowe Price New America Growth Portfolio	Seeks to provide long-term capital growth by investing primarily in the common stocks of growth companies. Investment adviser is T. Rowe Price Associates, Inc.

Van Eck Worldwide Bond Fund (Initial Class Shares)	Seeks high total return—income plus capital appreciation—by investing globally, primarily in a variety of debt securities. Investment adviser is Van Eck Associates Corporation.

Van Eck Worldwide Emerging Markets Fund (Initial Class Shares)	Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. Investment adviser is Van Eck Associates Corporation.

Van Eck Worldwide Hard Assets Fund (Initial Class Shares)	Seeks long-term capital appreciation by investing primarily in “hard assets” securities. Income is a secondary consideration. Investment adviser is Van Eck Associates Corporation.

Van Kampen Life Investment Trust Government Portfolio (Class I Shares)	Seeks to provide investors with high current return consistent with preservation of capital. Investment adviser is Van Kampen Asset Management.

Van Kampen Life Investment Trust Growth and Income Portfolio (Class I Shares)	Seeks long-term growth of capital and income. Investment adviser is Van Kampen Asset Management.

Vanguard REIT Index Portfolio	Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs. Investment adviser is the Vanguard Group, Inc.

Vanguard Total Bond Market Index Portfolio	Seeks to track the performance of a broad, market-weighted bond index. Investment adviser is the Vanguard Group, Inc.

Vanguard Total Stock Market Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of the overall stock market. Investment adviser is the Vanguard Group, Inc.

Wanger International Select	Seeks long-term capital appreciation. Investment adviser is Columbia Wanger Asset Management, L.P.

Wanger Select	Seeks long-term capital appreciation. Investment adviser is Columbia Wanger Asset Management, L.P.

Wanger USA	Seeks long-term capital appreciation. Investment adviser is Columbia Wanger Asset Management, L.P.

*	Subject to 1% Redemption Fee.

**	The ProFunds and Rydex Variable Trust portfolios permit frequent transfers. Frequent transfers may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds and/or Rydex Variable Trust portfolio may negatively impact a portfolio’s ability to achieve its investment objective or maintain a consistent level of operating expenses. See “Policy and Procedures Regarding Disruptive Trading and Market Timing.” Some ProFunds and Rydex Variable Trust portfolios may use investment techniques not associated with most mutual fund portfolios. Investors in the ProFunds and/or Rydex Variable Trust portfolios will bear additional investment risks. See the ProFunds and Rydex Variable Trust portfolios prospectus for a description of the investment objectives and risks associated with investing in the ProFunds and Rydex Variable Trust portfolios.

In addition to the Separate Account, the Funds may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies as well as to qualified plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither we, nor the underlying Funds, currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each Fund’s Board of Directors (or Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions given by variable life insurance owners and those given by variable annuity contract owners.

If a Fund’s Board of Directors (or Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Please read the attached prospectuses for the portfolios to obtain more complete information before you invest.

Selection of the Portfolios

We select the portfolios offered through the Contract. To assist us with portfolio selection, we contracted with Mesirow Financial Investment Management, Inc. (“Mesirow Financial”), an SEC registered Investment Adviser. Mesirow Financial applied its PrecisionAlphaTM methodology to review the universe of portfolios and to develop a list of desirable portfolios in a range of asset classes. We may also consider various other factors in portfolio selection, including, but not limited to asset class coverage, the strength of the investment adviser’s (and/or subadviser’s) reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. We also consider whether the portfolio or one of its service providers (e.g., the investment adviser) will make payments to us in connection with certain administrative, marketing, and support services. We review the portfolios periodically and may remove a portfolio, or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that a portfolio no longer satisfies one or more of the selection criteria and/or if the portfolio has not attracted significant allocations from Contract owners.

You are responsible for choosing to invest in the Subaccounts and for selecting the amounts allocated to each that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since you bear the investment risk of investing in the Subaccounts, you should carefully consider any decisions regarding allocations of Purchase Payment and Contract Value to each Subaccount.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you, including each portfolio’s prospectus, statement of additional information, and annual and semi-annual reports. Other sources such as the portfolio’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a portfolio. After you select Subaccounts in which to allocate Purchase Payment or Contract Value, you should monitor and periodically re-evaluate your investment allocations to determine if they are still appropriate.

You bear the risk that your Contract Value may decline as a result of the performance of the Subaccounts you have chosen.

We do not provide investment advice and we do not recommend or endorse any of the particular portfolios available as investment options in the Contract.

Revenue We Receive From the Portfolios and/or Their Service Providers. We (and our affiliates) may directly or indirectly receive payments from the portfolios and/or their service providers (investment advisers, administrators, and/or distributors), in connection with certain administrative, marketing and other services we provide and expenses we incur. In general, we may receive three types of payments:

•

Rule 12b-1 Fees. We receive 12b-1 fees from the portfolios that charge a 12b-1 fee. (See the “Fee Table” in this prospectus.) The 12b-1 fees we receive are calculated as a percentage of the average daily net assets of the portfolios owned by the Subaccounts available under the Contract and certain other variable insurance products that we issue.

•

Administrative, Marketing and Support Service Fees (“Support Fees”). The investment adviser, sub-adviser, administrators and/or distributors (or affiliates thereof) of the portfolios may make payments to us and/or our affiliates. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fees deducted from portfolio assets. Contract owners, through their indirect investment in the portfolios, bear the costs of those advisory fees. (See the “Fee Table” in this prospectus.) The amount of the payments we receive is based on a percentage of the assets in the portfolios attributable to the Contract and to certain other variable insurance products that we and our affiliates issue. The percentage of fees we receive differs and may be significant. Some service providers may pay us more than others.

The chart below provides the current maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Kemper Investors
From the following Funds and their Service Providers:	Maximum Fee% of assets*	From the following Funds and their Service Providers:	Maximum Fee % of assets*
AIM	0.25%	PIMCO	0.25%
AllianceBernstein	0.15%	Pioneer	0.25%
American Century	0.25%	ProFunds	0.25%
BlackRock	0.25%	Putnam	0.25%
Columbia	0.15%	Rydex	0.25%
Delaware	0.20%	Summit	0.15%
DWS	0.25%	T. Rowe Price	0.25%
Fidelity	0.05%	Van Eck	0.25%
JPMorgan	0.25%	Van Kampen	0.15%
Morgan Stanley	0.15%	Vanguard	N/A
Oppenheimer	0.20%	Wanger	0.15%

*	Payments are based on a percentage of the average assets of each underlying portfolio owned by the Subaccounts available under the Contract and under certain other variable insurance products offered by us.

Other Payments. We also may directly or indirectly receive additional amounts or different percentages of assets under management from some of the portfolio’s service providers with regard to the variable insurance products we issue. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fees deducted from portfolio assets. Contract owners, through their indirect investment in the portfolios, bear the costs of these advisory fees. Certain investment advisers or their affiliates may provide us with wholesaling services to assist us in the distribution of the Contract, may pay us amounts to participate in sales meetings or may reimburse our sales costs, and may provide us with occasional gifts, meals, tickets, or other compensation or reimbursement as an incentive to market the portfolios within the Contract and to cooperate with their promotional efforts. The amounts may be significant and may provide the investment adviser (or other affiliates) with increased access to us.

Proceeds from these payments made by the portfolios, investment advisers, and/or their affiliates may be used for any corporate purpose, including payment of expenses that we incur in promoting, issuing, distributing, and administering the Contracts, and that we incur, in our role as intermediary, in marketing and administering the underlying portfolios. We may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the Contracts, see the “Distribution of the Contracts” section below.

Availability of the Portfolios

We cannot guarantee that each portfolio will always be available for investment through the Contracts.

We reserve the right, subject to applicable law, to add new portfolios or classes of portfolio shares, remove or close existing portfolios or classes of portfolio shares, or substitute portfolio shares held by any Subaccount for shares of a different portfolio. New or substitute portfolios or classes of portfolio shares may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment, or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not add, remove, or substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as you and other Contract owners instruct, so long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Contract Value you have in the Subaccount that invests in that portfolio (as of a date set by the portfolio). When we solicit your vote, the number of votes you have will be calculated separately for each Subaccount in which you have an investment.

If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Contract owners advising you of the action and the reasons we took such action.

YOUR CONTRACT: THE ACCUMULATION PERIOD

The accumulation period begins when we issue your Contract and continues until the Annuity Date. The accumulation period will also end if you surrender your Contract, or a death benefit is payable, before the Annuity Date.

Purchasing a Contract

To purchase a Contract, you must first complete an application (which you can obtain from your U.S. registered representative or download from our website at www.KIGlobalAdvantage.com), and then fax a signed copy to Synergy Investment Partners, LLC (“Synergy”), the principal underwriter and selling firm for the Contract, at the fax number on the application. You must also mail the signed application to the Service Team at the address shown on the application. When Synergy has completed the required suitability review and approved your application, you will be notified and asked to remit your initial Purchase Payment to the Service Team.

You may purchase a Contract with a Purchase Payment of USD $20,000 or more. The first Purchase Payment is the only payment we require you to make.

We will accept your Purchase Payment in U.S. Dollars only. You may wire the Purchase Payment to us or send us a check in U.S. Dollars. Checks must be sent to the Service Team. Instructions for wiring the Purchase Payment to us may be found on the application and are also available on our website.

Foreign currency must be converted into U.S. Dollars by your bank or other financial intermediary before we can accept it. The exchange rate for converting a foreign currency into U.S. Dollars, like foreign exchange rates in general, can be volatile and difficult to predict. This volatility could materially and adversely affect the amount available to you to make Purchase Payment(s) under the Contract.

In addition, you may incur significant conversion fees to convert a foreign currency into U.S. Dollars for making a Purchase Payment.

There may be delays in the processing of your application that are outside of our control (for example, because of delays in determining whether the Contract is suitable for you). Any such delays will affect when your Contract can be issued and when your Purchase Payment is allocated among the investment choices you have selected.

We reserve the right to decline an application for any reason, subject to the requirements imposed by law in the jurisdiction where the Contract was to be issued and delivered. If we decline your application, we will refund you the full amount of any Purchase Payment you have paid.

Who Should Purchase the Contract? We have designed this Contract for U.S. citizens temporarily living in the UK who are seeking long-term tax deferred accumulation of assets, generally for retirement, and who anticipate receiving most payments under the Contract while living in the U.S. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in higher U.S. Federal and state income tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you invested. You will have to hold the Contract for a period of time before the tax benefits will outweigh the fees assessed under this Contract.

If you are purchasing the Contract through a U.S. tax-favored arrangement, including IRAs, Roth IRAs, SIMPLE IRAs, and SEP IRAs, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides for tax sheltered growth.

We will not issue you a Contract if you are older than age 65 on the Issue Date.

When We Issue Your Contract

Upon satisfactory completion of the suitability review, our acceptance of your application and the receipt of your Purchase Payment by the Service Team, we will issue your Contract within two (2) business days, and credit your initial Purchase Payment to your Contract. If your application is not in good order, we will attempt to contact you for any incomplete information within five (5) business days. If we cannot obtain the necessary information within five (5) business days, we will return your Purchase Payment, unless you expressly permit us to keep it, even though the application is not in good order. Once the application is in good order, we will credit your Purchase Payment.

The date we credit your initial Purchase Payment is the Issue Date. We will allocate your initial Purchase Payment to the Fidelity VIP Money Market Subaccount (the “Money Market Subaccount”) for the first 40 calendar days (that is, for the 30-day free-look period plus 10 calendar days).

While held in the Money Market Subaccount, your Purchase Payment(s) will be credited with the Money Market Subaccount(s)’ investment experience and the Administration Charge will be deducted. The Purchase Payment(s) will remain in the Money Market Subaccount(s) for up to 40 calendar days. If you do not exercise your right to cancel the Contract during the “free-look period,” then on the 41st calendar day after the Issue Date, we will reallocate all Contract Value from the Money Market Subaccount to the Subaccounts you selected on your application (subject to any dollar cost averaging requests).

Tax-Free ‘Section 1035’ Exchanges

You can generally exchange one annuity for another in a ‘tax-free exchange’ under Section 1035 of the U.S. Tax Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay a surrender charge on your old contract. There will be a new surrender charge period for the Contract and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay U.S. Federal income and penalty taxes on the exchange. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you the Contract (that person will generally earn a commission if you buy the Contract through an exchange or otherwise).

Cancellation—the 30 Day Free-look Period

You have the right to cancel the Contract for any reason during the “free-look period” by returning the issued Contract to the Service Team with your written notice of cancellation. The free-look period expires 30 days after you receive the Contract or 30 days after you are advised that we have issued the Contract, whichever occurs first. If you decide to cancel the Contract during the free-look period, we will treat the Contract as if we never issued it and refund your Purchase Payment(s).

The amount of the refund will be the greater of (1) all Purchase Payment(s) made, less any charges deducted from the Purchase Payments(s) for services we provided or (2) Contract Value on the date your Contract and your notice of cancellation are received at the Service Team. We will place your Purchase Payment(s) in the Money Market Subaccount for 30 days. We will credit your Purchase Payment(s) placed in the Money Market Subaccount with the Money Market Subaccount’s investment experience and deduct the Administration Charge. We will pay you the refund no later than seven (7) calendar days after the Service Team receives the Contract. The Contract will then be deemed void.

Ownership Rights

The Contract belongs to the owner named in the application. The owner may exercise all of the ownership rights and options described in the Contract. The owner designates the Annuitant (the person to receive the annuity payments) and the beneficiary (the person to receive the death benefit when the Annuitant or owner dies) in the application. The original owner is the Annuitant, unless you specify a different person on the application. Once named, the Annuitant may not be changed.

Changing the Owner

•   You may change the owner by providing a written request to us at any time while the Annuitant is alive before the Annuity Date.

•   If there are joint owners, both owners must agree to the change in ownership.

•   Any change in owner requires our written approval.

•   Subject to our written approval, the change in ownership takes effect on the date that the written request is signed.

•   We are not liable for any actions we may have taken before we received the written request for change of ownership.

•   Changing the owner does not automatically change the beneficiary.

•   The change is subject to any existing assignment of the Contract.

Changing the owner may have tax consequences. You should consult a tax adviser before changing the owner.

Selecting and Changing the Beneficiary

•   You must designate a beneficiary on the application.

•   If you designate more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.

•   If the beneficiary dies before the owner/Annuitant, then any contingent beneficiary becomes the beneficiary.

•   If both the beneficiary and contingent beneficiary die before the owner/Annuitant, then we will pay the death benefit to the owner or the owner’s estate once the death benefit becomes payable. If the owner is not the Annuitant, then the death benefit will be paid to the estate of the Annuitant upon the death of the Annuitant if no beneficiary survives.

•   You can request a delay clause that provides that if the beneficiary dies within a specified number of days (maximum 180 days) following the owner’s/Annuitant’s death, then the death benefit proceeds will be paid as if the beneficiary had died first.

•   You can change the beneficiary by providing us with a written request signed by the owner while the Annuitant is living and before the Annuity Date.

•   The request to change the beneficiary must not be prohibited by the terms of an existing assignment or other restriction.

•   The change in beneficiary is effective as of the date you sign the written request for change of beneficiary, subject to any action we take before we receive the request.

•   If you have named a beneficiary irrevocably, both you and the beneficiary must sign any request for change of beneficiary.

•   We are not liable for any actions we may have taken before we received the written request to change the beneficiary.

•   On annuitization, the Payee will designate a beneficiary.

Assigning the Contract

•   You may assign non-qualified Contract rights before the Annuity Date.

•   The owner retains any ownership rights that are not assigned.

•   The assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.

•   Claims under any assignment are subject to proof of interest and the extent of the assignment.

•   The rights of the owner, the Annuitant and the beneficiary are subject to the rights of the assignee.

•   We are not bound by any assignment unless a signed assignment form is received by the Service Team.

•   We are not responsible for the validity of any assignment.

•   We are not liable for any actions we may have taken before we received written notice of the assignment.

Assigning the Contract may have U.S. and UK tax consequences. See the “U.S. Federal Tax Considerations” and “United Kingdom (“UK”) Tax Considerations” sections of this prospectus for more information.

Modifying the Contract

Only the Company’s President, Secretary and assistant secretaries, acting together, may modify the Contract or waive any of our rights or requirements under the Contract. Any modification or waiver must be in writing. Your U.S. registered representative may not bind us by making any promise not contained in the Contract. Upon notice to you, we may modify the Contract to:

•

conform the Contract, our operations, or the Separate Account’s operations to the requirements of any law (or regulation issued by a government agency) to which the Contract, our company or the Separate Account is subject;

•	assure continued qualification of the Contract under the U.S. Federal tax laws; or

•	reflect a change in the Separate Account’s operations.

If we modify the Contract, we will make appropriate endorsements to the Contract. If any provision of the Contract conflicts with the laws of a jurisdiction that govern the Contract, we will amend the provision to conform with such laws.

PURCHASE PAYMENTS

Purchase Payment Flexibility

The initial Purchase Payment of at least USD $20,000 is the only Purchase Payment required to be paid under the Contract. You determine the frequency of any Purchase Payments you make after payment of the initial Purchase Payment. You also determine the amount of each additional Purchase Payment, except that Purchase Payments must be at least USD $10,000 (USD $100 or more for IRAs and/or if you authorize systematic accumulations). You may make additional Purchase Payments at any time until the earliest of: (a) the Annuity Date; (b) the date you fully withdraw all Contract Value; or (c) the date you reach age 70 1/2 for qualified Contracts (other than Roth IRAs and rollovers and transfers). You must wire or send all Purchase Payments to the Service Team.

We will not accept total Purchase Payments in excess of the cumulative Purchase Payment limit that is specified on your Contract specification page. Unless we approve a larger amount, the maximum total Purchase Payments permitted in the Contract is USD $1,000,000. The U.S. Tax Code may also limit the amount of Purchase Payments you may make.

We may decline a Purchase Payment for any reason permitted or required by law.

We will accept your Purchase Payment in U.S. Dollars only. You may wire the Purchase Payment to us or send us a check in U.S. Dollars. Checks must be sent to the Service Team. Instructions for wiring the Purchase Payment to us may be found on the application and are also available on our website.

Foreign currency must be converted into U.S. Dollars by your bank or other financial intermediary before we can accept it. The exchange rate for converting a foreign currency into U.S. Dollars, like foreign exchange rates in general, can be volatile and difficult to predict. This volatility could materially and adversely affect the amount of the Purchase Payment(s) actually credited to the Contract.

In addition, you may incur significant conversion fees to convert a foreign currency into U.S. Dollars when making a Purchase Payment.

Systematic Accumulations. If you authorize electronic payment of your Purchase Payments from your bank account (“systematic accumulations”), the total amount of Purchase Payments being debited must be at least USD $300 per year and each electronic payment must be at least USD $100. You can make electronic payments on an annual, semi-annual, quarterly, or monthly basis. You may authorize systematic accumulation of Purchase Payments on the Contract application or by other means acceptable and approved by us in our sole discretion. You may bear currency exchange risk and conversion fees.

Allocating Purchase Payments

When you complete your application, you must instruct us to allocate your initial Purchase Payment(s) to one or more Subaccounts according to the following rules.

•	You must put at least 1% (and no less than USD $500) of each Purchase Payment in each Subaccount you select.

•	You can invest in up to 50 Subaccounts at any one time.

•	Allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

You can change the allocation instructions for additional Purchase Payments without charge at any time by giving us notice. You may send written notice to the Service Team, call the Annuity Contact Center, use our website or dial our Interactive Voice Response Unit (or provide us with any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future Purchase Payments will be allocated in accordance with the new allocation unless we receive contrary instructions. You may direct individual Purchase Payments to a specific Subaccount without changing your instructions. Changing your allocation instructions will not change the way existing Contract Value is apportioned among the Subaccounts.

Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of the Subaccounts and will be reduced by Contract charges. You bear the entire risk for amounts you allocate to the Subaccounts. You should periodically review your Purchase Payment allocation instructions in light of market conditions and your overall financial objectives.

We credit any Purchase Payments to your Contract using the Accumulation Unit value next computed at the end of a business day on which the Service Team receives them. Our business day closes at the end of regular trading on the NYSE (usually, 4:00 p.m. Eastern Time). If we receive your additional Purchase Payments after the close of a business day, we will calculate and credit them as of the end of the next business day.

YOUR CONTRACT VALUES

Contract Value

Your Contract Value:

•   varies from day to day, depending on the investment performance of the Subaccounts you choose, the charges deducted and any other Contract transactions (such as additional Purchase Payments, transfers, and partial withdrawals);

•   serves as the starting point for calculating values under a Contract;

•   equals the sum of all values in each Subaccount;

•   is determined on the Issue Date and on each business day;

•   on the Issue Date, equals the initial Purchase Payment less any premium tax due; and

•   has no guaranteed minimum amount and may be more or less than Purchase Payments made.

Subaccount Value

Each Subaccount’s value is determined at the end of each business day. We determine your Contract’s value in each Subaccount by multiplying the number of units that your Contract has in the Subaccount by the Accumulation Unit value of that Subaccount at the end of the business day. Every time you allocate or transfer money to or from a Subaccount, we convert that U.S. Dollar amount into Accumulation Units. We determine the number of Accumulation Units we credit to, or subtract from, your Contract by dividing the U.S. Dollar amount of the allocation, transfer, or withdrawal, by the Accumulation Unit value for that Subaccount at the end of the Valuation Period.

The number of Accumulation Units in any Subaccount on any business day equals:

•   the initial Accumulation Units purchased at the unit value on the Issue Date; plus

•   Accumulation Units purchased with additional Purchase Payments; plus

•   Accumulation Units purchased via transfers from another Subaccount; minus

•   Accumulation Units redeemed to pay a pro-rata share of the Records Maintenance Charge, if assessed on that business day; minus

•   Accumulation Units redeemed to pay for partial withdrawals, and any applicable surrender charges, redemption fees and premium taxes; minus

•   Accumulation Units redeemed as part of a transfer to another Subaccount, and any applicable transfer fees and redemption fees; minus.

•   Accumulation Units redeemed to pay for the monthly deduction of the Monthly Mortality and Expense Risk Charge on the business day on or after the monthly due date or to pay a pro-rata share of the Monthly Mortality and Expense Risk Charge on full surrender.

Accumulation Unit Value

The Accumulation Unit value (or price) of each Subaccount during the accumulation period will reflect the investment performance of the portfolio in which the Subaccount invests. The Accumulation Unit value may increase or decrease from one Valuation Period to the next. The Accumulation Unit value for each Subaccount is recalculated at the end of each business day by multiplying the Accumulation Unit value at the end of the immediately preceding business day by the Investment Experience Factor for the business day for which the value is being determined. The new Accumulation Unit value reflects the investment performance of the underlying portfolio, and the daily deduction of the daily Administration Charge during each Valuation Period. For information on computing the Investment Experience Factor, see the SAI.

We determine a separate Accumulation Unit value for each Subaccount.

Variable Annuity Unit Value

The Annuity Unit value (or price) of each Subaccount during the annuity period will reflect the investment performance of the portfolio in which the Subaccount invests. The Annuity Unit value may increase or decrease from one Valuation Period to the next and is recalculated at the end of each business day by multiplying the Annuity Unit value at the end of the immediately preceding business day by the Net Investment Factor for the business day for which the value is being determined and by an interest factor used to offset the effect of the assumed interest rate of 2.50% per year used in the Variable Annuity Option Tables. The new Annuity Unit value reflects the investment performance of the underlying portfolio, the daily deduction of: (i) the daily mortality and expense risk charge during each Valuation Period, (ii) the daily administration charge during each Valuation Period, and (iii) the interest factor of .99993235 per calendar day of each Valuation Period to offset the effect of the assumed interest rate of 2.50% per year. For information on computing the Net Investment Factor, see the SAI.

We determine a separate Annuity Unit value for each Subaccount.

FEES AND CHARGES

This section describes the fees and charges that we assess under the Contract to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges we deduct under this Contract may result in a profit to us.

Monthly Mortality and Expense Risk Charge

We determine and deduct the Monthly Mortality and Expense Risk Charge from Contract Value on each monthly due date after the Issue Date (i.e., the same day of each succeeding month as the Issue Date). We deduct the monthly charge at an effective annual rate that ranges from 0.40% to 1.25% of the Contract Value on the monthly due date. On assets under USD $500,000, we assess the charge at the annual rate of 1.25%. On the next USD $500,000 in assets (up to USD $1 million), we assess the charge at an annual rate of 0.65%. On the next USD $4 million in assets, we assess the charge at an annual rate of 0.54%, and on any excess amount over USD $5 million, we assess the charge at an annual rate of 0.40%. The charges are totaled and converted into one blended rate that is deducted on the monthly due date by canceling units on a pro-rata basis across all Subaccounts.

Asset Segment on the Monthly Due Date	Effective Annual Rate of M&E Risk Charges
Assets under USD $500,000	1.25%
Assets between USD $500,000 and USD $1,000,000	0.65%
Assets between USD $1,000,000 and USD $5,000,000	0.54%
Assets above USD $5,000,000	0.40%

Because your Contract Value will vary from month-to-month, the monthly deduction for the Monthly Mortality and Expense Risk Charge will also vary.

On surrender, on payment of the death benefit, and on the Annuity Date, we will deduct the pro-rata portion of the Monthly Mortality and Expense Risk Charge that has accrued.

There are economies of scale with higher Contract Values since our expenses are lower at higher Contract Values. We pass these economies of scale on to you by having a lower charge based on the higher asset levels.

This charge compensates us for assuming certain mortality and expense risks and for certain expenses.

The mortality risk we assume arises, in part, from our obligation to make monthly annuity payments regardless of how long all Annuitants may live. These payments are guaranteed in accordance with the annuity tables and other provisions in your Contract. This assures you that neither the longevity of the Annuitant, nor any unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the Annuitant will receive under the fixed annuity options available in the Contract. The mortality risk that we assume also includes a guarantee to pay a death benefit that may be greater than the Contract Value if the owner or Annuitant dies before the Annuity Date. The expense risk that we assume is the risk that the administration charges and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from this charge to pay the costs of distributing the Contracts.

During the annuity period, if you choose a variable annuity payout, we will deduct a daily mortality and expense risk charge from your net assets in the Subaccounts as part of the calculation of the Annuity Unit value. The amount of the charge will be set at the same level as the last Monthly Mortality and Expense Risk Charge assessed and will never exceed, on an annual basis, 1.25% of the average daily net assets you have invested in the Subaccounts during the annuity period.

Asset-Based Administration Charge

We deduct a daily asset-based administration charge from each Subaccount during the accumulation and annuity periods to help reimburse us for our administrative costs, such as owner inquiries, changes in allocations, owner reports, Contract maintenance costs and data processing costs. This charge is equal, on an annual basis, to 0.15% of your average daily net assets in the Subaccounts. This charge is designed to help compensate us for the cost of administering the Contracts and the Separate Account.

Transfer Fee

We reserve the right to charge a transfer fee of USD $25 on the 13th transfer and each subsequent transfer during a Contract year. Any unused free transfers do not carry over to the next Contract year. Each written, telephone, Interactive Voice Response, or internet request is considered to be one transfer, regardless of the number of Subaccounts affected by the transfer. Transfers you make through our Automatic Asset Rebalancing and dollar cost averaging programs do not count against your 12 free transfers permitted each Contract year. We will deduct the transfer fee from the amount transferred. As of the date of this prospectus, we do not assess this charge.

Surrender Charge

We deduct a surrender charge if, before the Annuity Date, you surrender your Contract, you take a partial withdrawal of Contract Value, or you annuitize your Contract under certain annuity options at anytime during the seven (7) year period following the Issue Date. We do not assess a surrender charge when the Contract terminates due to your death or the death of the last surviving Annuitant, or on free-look refunds , or on annuity options that provide either an income benefit for five (5) years or more or a benefit under which payment is contingent on the life of the Payee(s).

We apply the surrender charge to your Contract Value, less the free withdrawal amount. The surrender charge applies during the entire seven year period following the Issue Date. The applicable percentage depends on the number of years since the Issue Date, as shown on this chart:

Number of Completed Years from the Issue Date	Surrender Charge Percentage
0	7%
1	6%
2	5%
3	4%
4	3%
5	2%
6	1%
7 and later	0%

Any Contract Value that has been held by us for more than seven (7) years will be subject to a 0% Surrender Charge Percentage.

When you request a withdrawal, you will be asked whether you want a gross withdrawal (that is, we deduct any surrender charges, redemption fees and withholding tax from the amount you requested) or a net withdrawal (we issue you a check for the exact amount you requested and deduct any surrender charges, redemption fees and withholding tax separately from your Contract Value). If you do not specify, we will assume that you want a gross withdrawal. The surrender charge is deducted pro-rata from all Subaccounts in which the Contract is invested based on the remaining value in each Subaccount, unless you request otherwise.

Free Withdrawal Amount. In any Contract year before the Annuity Date, you may withdraw a portion of your Contract Value without incurring a surrender charge. This amount is called the free withdrawal amount. Each Contract year, the free withdrawal amount equals 10% of Contract Value determined at the time you request a withdrawal. If you take more than one withdrawal in any Contract year, the cumulative U.S. Dollar value of the previous withdrawal amount(s) that were taken during the Contract year will be applied to any subsequent withdrawal(s) to determine whether any free withdrawal amount is remaining for that Contract year.

Examples of Surrender Charge Calculation

In the following examples, assume that a Contract is issued on January 1, 2008 with a USD $40,000 Purchase Payment paid on the Issue Date.

Partial Withdrawal Example: The owner wishes to withdraw USD $5,000 in September, 2010. Suppose the Contract Value is USD $60,000 on that date (before the withdrawal) and that the owner had taken a previous withdrawal of USD $4,000 in January 2010.

The free withdrawal amount is USD $60,000 * 10% = USD $6,000. Taking into account the withdrawal made earlier in the same contract year, the remaining free withdrawal amount is USD $6,000—USD $4,000 = USD $2,000. The portion of the withdrawal that is to be made in September, 2010, that is subject to a surrender charge is equal to USD $5,000—USD $2,000 = USD $3,000. Since this partial withdrawal of Contract Value is being made in Contract year 3, the surrender charge percentage is 5%. The surrender charge is then calculated as: USD $3,000 * (5%) = USD $150.

Assuming the owner does not request a net withdrawal, the owner would receive USD $4,850, and the remaining Contract Value would be reduced by USD $5,000 and would equal USD $55,000 after the USD $5,000 partial withdrawal is taken.

Surrender Example: The owner wishes to fully surrender the Contract in Contract year 3. Assume the Contract Value at this date is USD $45,000 (before the withdrawal). The amount received by the owner is equal to the Contract Value less the surrender charge, less the USD $30 Records Maintenance Charge less the (pro-rated) Monthly Mortality and Expense Risk Charge. The Records Maintenance Charge applies since the Contract Value is less than USD $50,000 at the time the owner wishes to surrender. Assuming that the owner wishes to fully surrender in-between monthly due dates, the Monthly Mortality and Expense Risk Charge is pro-rated based on the number of days since the last monthly due date. For the purposes of this example, we will assume that the owner wishes to fully surrender the Contract 10 days after the last monthly due date. There are three (3) separate cases to consider. In each case, the pro-rated Monthly Mortality and Expense Risk Charge is equal to USD $45,000 * 1.25% / 12 * (10 / 30) = USD $15.63.

(1) There has been no partial withdrawal activity in Contract year 3.

In this case, the free withdrawal amount is equal to USD $45,000 * 10% = USD $4,500. This amount is not reduced because no partial withdrawals have occurred earlier during the Contract year. The surrender charge is then calculated as (USD $45,000—USD $4,500) * 5% = USD $2,025, and the owner would thus receive USD $45,000—USD $2,025—USD $15.63—USD $30 = USD $42,929.38.

(2) There has been some partial withdrawal activity in Contract year 3 that partially depletes the free withdrawal amount.

Assume that there has been a partial withdrawal earlier in the Contract year equal to USD $3,000. As in (1), the free withdrawal amount is equal to USD $4,500, but taking into account the withdrawal made earlier in the same Contract year, the remaining free withdrawal amount is USD $4,500—USD $3,000 = USD $1,500. The surrender charge is then calculated as (USD $45,000—USD $1,500) * 5% = USD $2,175, and the owner would thus receive USD $45,000—USD $2,175—USD $15.63—USD $30 = USD $42,779.38

(3) There has been sufficient partial withdrawal activity in Contract year 3 to fully deplete the free withdrawal amount.

In this case, the remaining free withdrawal amount is equal to zero. The surrender charge is then calculated as USD $45,000 * 5% = USD $2,250, and the owner would thus receive USD $45,000—USD $2,250—USD $15.63—USD $30 = USD $42,704.38.

Free withdrawals may be subject to the 10% U.S. Federal penalty tax if made before you reach age 59 1/2. They also may be subject to U.S. Federal income tax and UK tax.

Records Maintenance Charge

At the end of each Contract year before the Annuity Date, we will deduct a Records Maintenance Charge of USD $30 from your Contract Value as partial reimbursement for our administrative expenses relating to the Contract. We will deduct the charge from each Subaccount based on the proportion that the value in each Subaccount bears to the total Contract Value. We will also deduct this charge on the Annuity Date, or the date you surrender the Contract.

We will not deduct this charge after annuity payments have begun. We waive deduction of the charge for Contracts whose Contract Value is USD $50,000 or more on the date of assessment.

Portfolio Management Fees and Expenses

Each portfolio deducts portfolio management fees and expenses from the amounts you have invested in the portfolios through the Subaccounts. You pay these portfolio fees and expenses indirectly. In addition, some portfolios deduct 12b-1 fees at an annual rate of up to 0.25% of average daily portfolio assets. For 2007, total annual portfolio fees and charges for the portfolios offered through this Contract ranged from 0.10% to 1.70% of average daily portfolio assets. See the “Fee Table” in this prospectus and the prospectuses for the portfolios for more information.

Redemption Fees

The Fidelity VIP Energy, Fidelity VIP Health Care and Fidelity VIP Industrials portfolios assess a 1.00% redemption fee on any transfer or withdrawal of Contract Value out of the corresponding Subaccount if Contract Value has been held in the corresponding Subaccount for less than 60 days. The fee will apply to one-time and automated transactions, such as Automatic Asset Rebalancing. These redemption fees will reduce your Contract Value. For more details, see Appendix C and the prospectuses for the Fidelity VIP Energy, Fidelity VIP Health Care and Fidelity VIP Industrials portfolios.

Other portfolios may elect in the future to assess a redemption fee of up to 2% on portfolio assets that are redeemed out of the corresponding Subaccounts in connection with a withdrawal or transfer. Each portfolio determines the amount of the redemption fee and when the fee is imposed. For more information, see the portfolio prospectus.

State and Local Government Premium Taxes

Certain state and local governments impose a premium tax of up to 3.5% of Purchase Payments which, depending on the state, is paid by us at the time we receive a Purchase Payment from you or at the time you annuitize your Contract. If you live in a state where we pay premium tax at the time we receive a Purchase Payment from you (currently Maine, South Dakota, West Virginia, and Wyoming), we reserve the right to deduct the amount of the premium tax payable from your Contract Value at the time we receive your Purchase Payment. If you live in a state where we pay premium tax when you annuitize your Contract (currently California and Nevada), we will deduct the amount of the premium tax payable from your Cash Value on the Annuity Date. We will take this deduction at the time of annuitization of your Contract. In no event will this deduction for premium tax exceed the amount of your Contract Value at the time of annuitization. The charge we deduct for premium tax will never exceed the amount of premium tax we have paid to your state on your Purchase Payments. See “Appendix A-State and Local Government Premium Tax Chart” in the SAI.

Other Taxes

Currently, no charge is made against the Separate Account for any U.S. Federal, state, local or UK taxes (other than premium taxes) that we incur or that may be attributable to the Separate Account or the Contracts. We may, however, deduct such a charge in the future, if necessary.

TRANSFERS

After the free-look period has expired and before the Annuity Date, you may make transfers from and among the Subaccounts subject to the conditions stated below. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. We may terminate, suspend, or modify the transfer privilege at any time, without notice to you. Transfers under the Contract are subject to the following conditions.

•	You may make an unlimited number of transfers in a Contract year from and among the Subaccounts (subject to the “Policy and Procedures Regarding Disruptive Trading and Market Timing” section below).

•	During the accumulation period, you may allocate your Contract Value to up to 50 Subaccounts at any one time.

•	You may pay redemption fees of 1.00% on amounts transferred out of the Fidelity VIP Energy, Fidelity VIP Health Care and Fidelity VIP Industrials Subaccounts. See Appendix C.

•

You may request transfers in writing (in a form we accept), or by telephone or Interactive Voice Recognition or by accessing our website over the internet (subject to the “Policy and Procedures Regarding Disruptive Trading and Market Timing” section below). You must send written requests to the Service Team.

•	Your transfer request must clearly specify the amounts to be transferred and the correct names of the Subaccounts involved.

•

You must transfer at least USD $100 or your total value in the Subaccount, if it is less than USD $100. If you request a transfer that would reduce your Contract Value in a Subaccount below USD $500, we will transfer your Contract’s entire amount in the Subaccount.

•	No transfers may be made within seven (7) calendar days of the date on which we will make the first annuity payment.

•

If you select a variable annuity payout option, you will be limited to investing in a maximum of five (5) Subaccounts after the Annuity Date. You must reduce the number of Subaccounts in which you are invested to five (5) Subaccounts at least seven (7) calendar days before the Annuity Date.

•

We may deduct a USD $25 charge from the amount transferred or from the remaining Contract Value (your choice) for the 13th and each additional transfer in a Contract year. As of the date of this prospectus, we do not assess this charge. For more information, see “Fees and Charges.”

•	We consider each written, telephone, Interactive Voice Recognition or internet request to be a single transfer, regardless of the number of Subaccounts involved.

•

We will price complete transfer requests that are received by our Service Team before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern Time) using the Accumulation Unit value determined at the close of that regular trading session of the NYSE. If we receive your complete transfer request after the close of regular trading on the NYSE, we will price the transfer request using the Accumulation Unit value determined at the close of the next regular trading session of the NYSE.

•	We may terminate, suspend, or modify the transfer privilege at any time, without notice to you.

•	For more information on transfers after the Annuity Date, see “The Annuity Period” section of this prospectus.

Automatic Asset Rebalancing Program

If you select the Automatic Asset Rebalancing program (“AAR”), we will automatically rebalance your money in the Subaccounts on the first business day of each calendar quarter to reflect your most recent instructions for allocating Purchase Payments. Investment performance will likely cause any allocation percentages you selected to shift. With AAR, we will automatically make transfers among the Subaccounts on the first day of each calendar quarter to bring your Contract back in line with the percentages you most recently provided to us.

For instance, assume you instructed us to put your initial Purchase Payment into five (5) Subaccounts in equal proportions (20% in each) on the 31st day, and you selected AAR on your application. Over the next few months, investment performance caused the percentage of your Contract Value in the five (5) Subaccounts to change so that the five (5) Subaccounts were 10%, 30%, 10%, 30% and 20%, respectively, of your Contract Value. On the first day of the calendar quarter, we will transfer your money among the Subaccounts so that 20% of your Contract Value is again in each of the five (5) Subaccounts.

Transfers under this program are not subject to the USD $100 minimum transfer limitation. There is no charge for using AAR. We do not assess transfer fees on AAR transfers, nor do we count them against the 12 free transfers permitted each Contract year. Redemption fees may apply if you are invested in the Fidelity VIP Energy, Fidelity VIP Health Care or Fidelity VIP Industrials Subaccounts.

You can start and stop AAR at any time, and you can change your instructions at any time by submitting a request to the Service Team. AAR is not available after the Annuity Date. Your AAR instructions are effective on the business day we receive them at the Service Team.

We may terminate, suspend or modify AAR at any time, without notice to you.

If you have dollar cost averaging in place, the AAR program will exclude your Contract Value being held in the Fidelity VIP Money Market Subaccount.

Third Party Transfers

If you authorize a third party asset allocation service to transact transfers on your behalf, we will honor this service’s transfer instructions, so long as the service complies with our administrative systems, rules and procedures, which we may modify or rescind at any time. However, you may not authorize a registered representative or an agent to transact transfers on your behalf. We take no responsibility for any third party asset allocation service. Please note that any fees and charges assessed for third party asset allocation services are separate and distinct from the Contract fees and charges set forth in this prospectus. We neither recommend nor discourage the use of third party asset allocation services.

Dollar Cost Averaging Program

Under the dollar cost averaging program, you authorize us to transfer a fixed dollar amount at monthly, quarterly, semi-annual or annual intervals over a 12-month period from the Fidelity VIP Money Market Subaccount (“Money Market Subaccount”) to one or more Subaccounts. You may designate up to eight (8) Subaccounts to receive the transfers. The fixed dollar amount will purchase more Accumulation Units of a Subaccount when the Subaccount’s unit value is lower and fewer Accumulation Units when the Subaccount’s unit value is higher. Over time, the cost per unit may average out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not assure a profit or protect against a loss in declining markets.

Dollar cost averaging is only available during the accumulation period. You may cancel your participation in the dollar cost averaging program at any time.

You may enroll in the dollar cost averaging program at any time during the accumulation period by submitting a request to the Service Team. We make transfers on the same day of every month as your Issue Date. We must receive the dollar cost averaging request form at least five (5) business days before the transfer date, for your transfers to begin on that date. When you enroll in the dollar cost averaging program, your total Contract Value in the Money Market Subaccount must be at least equal to the amount you designate to be transferred on each transfer date. If on any transfer date the amount remaining in the Money Market Subaccount is less than the amount designated to be transferred, the entire balance will be transferred out of the Money Market Subaccount and applied pro-rata to the selected Subaccounts and the dollar cost averaging request will expire.

We may terminate, suspend or modify this dollar cost averaging program at any time, without notice to you. There is no charge for using dollar cost averaging. We do not assess transfer fees on dollar cost averaging transfers, nor do we count them against the 12 free transfers permitted each Contract year.

Telephone, Interactive Voice Response and Internet Transfers

Your Contract will automatically receive telephone, Interactive Voice Response (“IVR”) and internet transfer privileges, unless you provide us with other instructions. To make a telephone transfer, you must call the Annuity Contact Center at U.S Toll-Free: 1-888-864-3901 or UK Toll-Free: 0808 2342571, between the hours of 7:30 a.m. and 5:00 p.m. Central Time, Monday through Friday. After hours, you may access our IVR Unit by calling U.S Toll-Free: 1-888-864-3901 or UK Toll-Free: 0808 2342571. You may also submit a transfer request over the internet by using our website (www.KIGlobalAdvantage.com) that is generally available 24 hours each day, 7 days a week.

Please note the following regarding telephone, IVR and internet transfers:

•	We are not liable for any loss, damage, cost or expense from complying with telephone, IVR or internet instructions we reasonably believe to be authentic. You bear the risk of any such loss.

•	We will employ reasonable procedures to confirm that telephone, IVR and internet instructions are genuine.

•

Such procedures may include requiring forms of personal identification prior to acting upon telephone, IVR or internet instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

We will price any complete telephone transfer request that we receive at the Annuity Contact Center or Service Team before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern Time) using the Accumulation Unit value next determined at the end of that regular trading session of the NYSE. We will price any complete IVR or internet transfer request that enters the administrative system at IBM Outsourcing before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern Time) using the Accumulation Unit value next determined at the end of that regular trading session of the NYSE.

We cannot guarantee that telephone, IVR and internet transfer transactions will always be available. For example, our Annuity Contact Center may be closed during severe weather emergencies or there may be interruptions in telephone or internet service or problems with computer systems that are beyond our control. Outages or slowdowns may prevent or delay our receipt of your request. If the volume of calls or internet activity is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

We reserve the right to terminate, suspend, or modify the transfer privileges (including telephone, IVR or internet transfers) at any time, for any class of Contracts, for any reason, without notice to you.

Policy and Procedures Regarding Disruptive Trading and Market Timing

NOTE: The market timing policy and the related procedures for the Contract, discussed below, do not apply to the investments you make in the ProFunds or Rydex Variable Trust portfolios, which are specifically designed for, and affirmatively permit, frequent and short term trading. Therefore, if you invest in the ProFunds and/or Rydex Variable Trust portfolios, you should be aware that you may be more susceptible to the harmful effects of frequent and short term trading than if you invested in other portfolios available in this Contract. The ProFunds and Rydex Variable Trust portfolios might not be appropriate for long-term investors.

Statement of Policy. This Contract is not designed for use by organizations or individuals engaged in market timing or for use by investors who make frequent transfers, programmed transfers, transfers into and then out of a Subaccount in a short period of time, or transfers of large amounts at one time (“Disruptive Trading”).

Market timing and other kinds of Disruptive Trading can increase your investment risks and have harmful effects for you, for other Contract owners, for the underlying portfolios, and for other persons who have material rights under the Contracts, such as Annuitants and beneficiaries. These risks and harmful effects include:

•

dilution of the interests of long-term investors in a Subaccount if market timers manage to transfer into an underlying portfolio at prices that are below the true value or to transfer out of the underlying portfolio at prices that are above the true value of the underlying portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

•	reduced investment performance due to adverse effects on portfolio management by:

•	impeding a portfolio manager’s ability to sustain an investment objective;
•	causing the underlying portfolio to maintain a higher level of cash than would otherwise be the case;
•	causing an underlying portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying portfolio; and

•	increased costs to you in the form of increased brokerage and administrative expenses. These costs are borne by all Contract owners invested in those Subaccounts, not just those making the transfers.

Policy Against Disruptive Trading. We have adopted policies and procedures that are intended to detect and deter market timing and other forms of Disruptive Trading. We do not make special arrangements or grant exceptions or waivers to accommodate any persons or class of persons with regard to these policies and procedures. Do not invest with us if you intend to engage in potentially Disruptive Trading.

For these purposes, we do not include transfers made pursuant to dollar cost averaging or Automatic Asset Rebalancing.

Detection. We monitor the transfer activities of owners in order to detect market timing and other forms of Disruptive Trading activity. However, despite our monitoring we may not be able to detect or halt all Disruptive Trading activity. Our ability to detect Disruptive Trading may be limited by operational or technological systems, as well as by our ability to predict strategies employed by market timers to avoid detection. As a result, despite our efforts, there is no assurance that we will be able to identify and curtail all Disruptive Trading by such Contract owners or intermediaries acting on their behalf.

In addition, because other insurance companies (and retirement plans) with different market timing policies and procedures may invest in the underlying portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying portfolio will not suffer harm from Disruptive Trading in the subaccounts of variable products issued by these other insurance companies (or retirement plans) that invest in the underlying portfolios.

As a result, to the extent we are not able to detect Disruptive Trading activity, or other insurance companies (or retirement plans) fail to detect such activity, it is possible that a market timer may be able to engage in Disruptive Trading transactions that may interfere with underlying portfolio management and cause you to experience detrimental effects such as increased costs, lower performance and a dilution of your interest in an underlying portfolio.

Deterrence. We impose limits on transfer activity within the Contract in order to deter Disruptive Trading.

For Investors in the Columbia and Wanger Subaccounts: If the Columbia or Wanger Funds detect that you have made (a) one transfer into and out of the same portfolio in a ten (10) day period and (b) two “material round trips” in any 28-day period, the Fund company will generally reject your future orders to invest in the portfolios, including transfer requests involving any of the Columbia or Wanger Funds. For these purposes, a “round trip” is a purchase or transfer into a portfolio followed by a redemption or transfer out of a portfolio. A “material round trip” is one deemed by the Columbia or Wanger Funds to be material in terms of its amount or its potential detrimental impact on the portfolio. These limits generally do not apply to automated transactions or to required minimum distribution redemptions. See the Columbia and Wanger Fund prospectuses for further details.

For Investors in the Fidelity Subaccounts: If you make two or more “round trips” in a single Fidelity portfolio (except in the Fidelity Money Market Subaccount) within a rolling 90-day period, you will be blocked from making additional purchases of the portfolio or limited to trading by U.S. mail for 85 days. These limits generally do not apply to transactions of USD $5,000 or less, or to automated transactions or to required minimum distribution redemptions. See the Fidelity Fund prospectuses for further details.

For Investors in all Subaccounts: If we identify suspicious transfer activity, we will advise you in writing that we are monitoring your transfer activity and that we will impose restrictions if we identify a pattern of Disruptive Trading activity. If we identify such a pattern as a result of continued monitoring, we will notify you in writing that all future transfers must be requested through first class U.S. Mail or other comparable mail service. This means that we would accept only written transfer requests with an original signature transmitted to the Service Team only by first class U.S. mail or other comparable mail service. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

To further deter any market timing and Disruptive Trading activities, we may at any time and without prior notice:

•	terminate all telephone (including Interactive Voice Recognition), website, email or fax transfer privileges;

•	limit the total number of transfers;

•	place further limits on the U.S. Dollar amount that may be transferred;

•	require a minimum period of time between transfers; or

•	refuse transfer requests from intermediaries acting on your behalf.

Our ability to impose these restrictions in order to discourage market timing and other forms of Disruptive Trading may be limited by the provisions of your Contract. As a result, to the extent the provisions of your Contract limit our actions, some Contract owners may be able to market time through the Contract, while others would bear the harm associated with the timing.

We reserve the right to reject any Purchase Payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying portfolio's operations, or (2) if an underlying portfolio would reject or has rejected our purchase order, or has instructed us not to allow that purchase or transfer, or (3) you have a history of large or frequent transfers. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege. We also reserve the right to reverse a potentially harmful transfer if an underlying portfolio refuses or reverses our order; in such instances some Contract owners may be treated differently than others. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your Contract to comply with any applicable U.S. Federal, state, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying portfolios.

Under our current policies and procedures, we do not:

•

impose redemption fees on transfers, other than as required by Fidelity for investors in the Fidelity VIP Energy Subaccount, the Fidelity VIP Health Care Subaccount and/or the Fidelity VIP Industrials Subaccount (See Appendix C for more details);

•	expressly limit the number, size or frequency of transfers in a given period; or

•	allow a certain number of transfers in a given period.

Redemption fees, other transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other forms of Disruptive Trading and in preventing or limiting harm from such trading.

We may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter market timing or other Disruptive Trading if we discover that our current procedures do not adequately curtail such activity, (2) to comply with U.S. Federal, state or other regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in frequent transfer activity among the underlying portfolios under the Contract. Except as noted above, the actions we take will be based on policies and procedures that we apply uniformly to all Contract owners.

Underlying Portfolio Frequent Trading Policies. The underlying portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying portfolios describe any such policies and procedures. The frequent trading policies and procedures of one underlying portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of another underlying portfolio and the policies and procedures we have adopted for the Contract to discourage market timing and other programmed, large, frequent, or short-term transfers.

You should be aware that, as required by SEC regulation, we have entered into a written agreement with underlying Funds or principal underwriters that obligates us to provide the Fund, upon written request, with information about you and your trading activities in the Fund’s portfolios. In addition, we are obligated to execute instructions from the Funds that may require us to restrict or prohibit your investment in a specific portfolio if the Fund identifies you as violating the frequent trading policies that the Fund has established for that portfolio.

If we receive a Purchase Payment from you with instructions to allocate it into a portfolio that has directed us to restrict or prohibit your trades into the portfolio, then we will request new allocation instructions from you. If you request a transfer into a portfolio that has directed us to restrict or prohibit your trades, then we will not effect the transfer.

Omnibus Order. Contract owners and other persons with material rights under the Contract also should be aware that the purchase and redemption orders received by the underlying portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, this failure may affect other owners of underlying portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying portfolios. In addition, if an underlying portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the underlying portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Funds Designed for Frequent Trading: the ProFunds and Rydex Variable Trust Subaccounts.

The restrictions designed to restrict market timing, discussed above, do not apply to your investments in the ProFunds and Rydex Variable Trust Subaccounts. The ProFunds and Rydex Variable Trust portfolios are designed for, and affirmatively permit, frequent and short term trading. As a result, your investments in the ProFunds and Rydex Variable Trust portfolios may be more susceptible to the harmful effects of market timing and disruptive trading (i.e., dilution, an adverse effect on portfolio management, and increased expenses) than the other portfolios available in this Contract.

SURRENDER AND PARTIAL WITHDRAWALS

Surrender

At any time before the Annuity Date, you may make a written request to surrender your Contract for its Cash Value as calculated at the end of the business day when we receive your request at the Service Team, unless you specify a later business day in your request. You must send your written request to the Service Team. Upon surrender, we will have no further obligation under your Contract and your Contract will terminate. The Cash Value is the amount we pay when you surrender your Contract.

The Cash Value on any business day equals:

•	the Contract Value as of such date; minus

•	any surrender charge as of such date; minus

•	a pro-rata portion of the Monthly Mortality and Expense Risk Charge; minus

•	any premium taxes not previously deducted; and minus

•	the Records Maintenance Charge unless waived.

Redemption fees may also be deducted.

Surrender Conditions:

•   You must make your surrender request in writing.

•   Your written surrender request must contain your signature.

•   You must send your written request to the Service Team.

•   A surrender is effective as of the business day when we receive your written request, unless you request a later date.

•   You will incur a surrender charge if you surrender the Contract during the first seven (7) Contract years after the Issue Date. See the “Fees and Charges” section of this prospectus for more information.

•   You may incur redemption fees if you are invested in the Fidelity VIP Energy, Fidelity VIP Health Care or Fidelity VIP Industrials Subaccounts at the time of surrender. See Appendix C.

•   Once you surrender your Contract, all coverage and other benefits under your Contract cease and cannot be reinstated.

•   We will pay you the Cash Value in a lump sum within seven (7) calendar days unless you request payment under an annuity option.

We will price complete surrender requests that the Service Team receives before the NYSE closes for regular trading (usually 4:00 p.m. Eastern Time) using the Accumulation Unit value determined at the close of that regular trading session of the NYSE. If we receive your complete surrender request after the close of regular trading on the NYSE, we will price your surrender request using the Accumulation Unit value determined at the close of the next regular trading session of the NYSE.

Surrendering your Contract may have adverse U.S. and UK tax consequences, including a penalty tax. See “U.S. Federal Tax Considerations” and “United Kingdom (“UK”) Tax Considerations”.

Partial Withdrawals

Before the Annuity Date, you may request a withdrawal of part of your Cash Value subject to certain conditions. Partial withdrawals may have adverse U.S. and UK tax consequences, including a penalty tax.

Partial Withdrawal Conditions:

•   You must make your partial withdrawal request in writing.

•   Your written partial withdrawal request must contain your signature.

•   You must send your written request to the Service Team.

•   You must request at least USD $100. However, you may request less than USD $100 if you specify a Subaccount that contains less than USD $100 in Contract Value.

•   You may not make a partial withdrawal if the withdrawal plus the surrender charge would cause the Contract Value to fall below USD $500.

•   You may incur surrender charges if you take a partial withdrawal during the first seven (7) Contract years after the Issue Date. See the “Fees and Charges” section of this prospectus for more information..

•   You may incur redemption fees if you are invested in the Fidelity VIP Energy, Fidelity VIP Health Care or Fidelity VIP Industrials Subaccounts at the time of partial withdrawal. See Appendix C.

•   You can specify the Subaccount(s) from which to make the partial withdrawal, otherwise we will deduct the amount from the Subaccounts on a pro-rata basis (that is, according to the percentage of Contract Value contained in each Subaccount).

•   We will price complete partial withdrawal requests that the Service Team receives before the NYSE closes for regular trading (usually 4:00 p.m. Eastern Time) using the Accumulation Unit value determined at the close of that regular trading session of the NYSE. If we receive your complete partial withdrawal request after the close of regular trading on the NYSE, we will price your partial withdrawal request using the Accumulation Unit value determined at the close of the next regular trading session of the NYSE.

•   We will reduce your Contract Value by the amount of the withdrawal you requested plus any surrender charge and any redemption fees.

•   We generally will pay a completed partial withdrawal request within seven (7) calendar days after the business day when we receive the request.

Remember, any partial withdrawal you take will reduce your Contract Value, and will proportionally reduce the death benefit by the amount of the withdrawals plus any surrender charges and redemption fees. See “Death Benefits.”

U.S. income taxes, tax penalties and UK taxes may apply to any withdrawal you make.

See “Surrender Charges” for an explanation of the surrender charges that may apply.

Systematic Withdrawal Plan

After your first Contract year, you can elect to receive regular payments from your Contract Value during the accumulation period. You may terminate the systematic withdrawal plan at any time.

Systematic Withdrawal Plan Conditions:

•   You must complete an enrollment form and send it to the Service Team.

•   You may instruct us to withdraw selected amounts from any of the Subaccounts in which you are invested.

You may incur redemption fees if you are select the Fidelity VIP Energy, Fidelity VIP Health Care or Fidelity VIP Industrials Subaccounts at the time of partial withdrawal. See Appendix C.

•   We will make these withdrawals on a monthly basis.

•   You must withdraw at least USD $100 each month.

•   You must have a minimum balance at least equal to the amount you want to withdraw.

•   We will deduct a surrender charge from any amount you withdraw in excess of your free withdrawal amount.

•   You may not take a systematic withdrawal if the withdrawal plus the surrender charge would cause the Contract Value to fall below USD $500.

U.S. income taxes and tax penalties and UK taxes may apply to the amount withdrawn. We may suspend, modify or terminate the systematic withdrawal plan at any time, without notice to you.

THE ANNUITY PERIOD

The Annuity Date

The Annuity Date is the day that the annuity period begins under the annuity option you have selected and the supplementary agreement is effective. If you own a Contract that is not a qualified Contract, you must select the Annuity Date. Annuity payments will begin within a month after the Annuity Date. The Annuity Date can be no later than the Final Annuity Date (the Contract anniversary when the oldest Annuitant is age 91).

In the case of an Individual Retirement Annuity (“IRA”) that satisfies U.S. Tax Code section 408, the Annuity Date must be no later than April 1 of the calendar year following the year in which you reach age 70 1/2 and the payment must be made in a specified form or manner. Roth IRAs under section 408A of the U.S. Tax Code do not require distributions at any time prior to your death; the Annuity Date for Roth IRAs can be no later than the Final Annuity Date.

Annuity Options

You must chose an annuity option on or before the Annuity Date by sending us written notice The annuity option you select will affect the U.S. Dollar amount of each annuity payment and the duration of the payments. You may change your annuity option on or before the Annuity Date while the Annuitant is living by sending a written request signed by you and/or your beneficiary, as appropriate, to our Service Team. You may choose one (1) of the annuity options described below or any other annuity option being offered by us as of the Annuity Date. We currently offer three (3) variable annuity options and two (2) fixed annuity options. Once you have selected an annuity option, you may not change that election if annuity payments have begun.

If you chose a variable annuity option, your Contract will continue to participate in the Separate Account after the Annuity Date, and will continue to reflect the investment performance of the Subaccounts in which you are invested. Your Contract Value will be allocated among the Subaccounts in accordance with the allocations in place on the seventh (7th) calendar day before the Annuity Date. However, you will be limited to investing in a maximum of five (5) Subaccounts after the Annuity Date. Therefore, you must reduce the number of Subaccounts in which you are invested to five (5) Subaccounts at least seven (7) calendar days before we pay you the first annuity payment. After variable annuity payments have begun, you may change your Subaccount allocations once every 12 month period from the Annuity Date by sending us a written notice, as described below.

Annuity Payment Options. You may select whether annuity payments will be made on a monthly, quarterly, semi-annual or annual basis. If you do not specify the frequency of payment, we will make monthly payments. The first payment under any option will be made on the day of the month you request (subject to our agreement) and will begin in the month immediately following the Annuity Date. We will make subsequent payments on the same day of each subsequent period in accordance with the payment interval and annuity option you select.

If you do not select an annuity option by the Final Annuity Date, we will apply the Contract Value under Variable Annuity Option 4, Life Income with a 10 year guarantee period, as described below.

A beneficiary may have the death benefit paid as an annuity under one of the annuity options. If Annuity Option 1, 2, 4 or 5 is selected, the guaranteed period cannot exceed the beneficiary’s life expectancy.

Similar restrictions may apply under a qualified Contract.

If you apply your total Contract Value to one of the annuity options, you must surrender your Certificate to us. We will issue a supplementary agreement to you to reflect the annuity option you select. If payment is made as a death benefit distribution, the effective date of the supplementary agreement will be the date of death, and monthly payments under the supplementary agreement will begin within one (1) month after the date of death. Otherwise, the effective date of the supplementary agreement will be the Annuity Date, and monthly payments under the supplementary agreement will begin within one (1) month after the Annuity Date.

Determining the Amount of Your Annuity Payment

On the Annuity Date, we will use the Cash Value in the Contract to calculate the first annuity payment under the annuity option you select. Cash Value is your Contract Value minus any applicable surrender charges and redemption fees, minus a pro-rata portion of the Monthly Mortality and Expense Risk Charge, minus the Records Maintenance Charge (unless waived), and minus any premium taxes not previously deducted. The surrender charge is waived when you select an annuity option which provides either an income benefit period of five (5) or more years or a benefit under which payment is contingent on the life of the Payee(s).

The minimum annuity payment we pay must be at least USD $50 per payment.

For qualified Contracts, distributions must satisfy certain requirements specified in the U.S. Tax Code.

Fixed Annuity Payments

Fixed annuity payments are periodic payments that we make to the Payee. The amount of the fixed annuity payment is fixed and guaranteed by us.

The amount of each fixed annuity payment depends on:

•   the form and duration of the annuity option you choose;

•   the age of the Payee;

•   the sex of the Payee (if applicable);

•   the amount of your Cash Value on the Annuity Date; and

•   the applicable annuity tables in the Contract.

Description of Fixed Annuity Option

Fixed Annuity Option 1—10 Year Certain Single Life. We will make monthly payments for ten (10) years, or for as long as the Payee lives. If upon the death of the Payee, payments have been made for less than ten (10) years, the remaining certain period payments will be made to the Payee’s beneficiary.

Fixed Annuity Option 2—10 Year Certain, Joint and Survivor Life. We will pay monthly payments for ten (10) years, or for as long as both Payees are alive (if longer than 10 years). Upon the death of either Payee, we will continue to pay the surviving Payee a percentage of the original monthly payment. The percentage payable to the surviving Payee must be selected at the time the annuity option is chosen. The percentages available are 50%, 66 2/3%, 75% or 100%. If upon the death of both Payees payments have been made for less than ten (10) years, the remaining certain period payments will be made to the Payee’s beneficiary.

Variable Annuity Payments

Variable annuity payments are periodic payments that we make to the Payee. Unlike fixed annuity payments, the amount of the variable annuity payments varies with the investment performance of the Subaccounts in which you are invested.

The amount of each variable annuity payment depends on:

•   the form and duration of the annuity option you choose;

•   the age of the Payee;

•   the sex of the Payee (if applicable);

•   the amount of your Cash Value on the Annuity Date;

•   the investment performance of the Subaccounts;

•   the deduction of the mortality and expense risk charge;

•   the deduction of an interest factor to offset the effects of the assumed interest rate of 2.5%; ; and

•   the applicable annuity tables in the Contract.

If you choose a variable annuity payout, we will deduct a daily mortality and expense risk charge from your net assets in the Subaccounts as part of the calculation of the Annuity Unit value. The amount of the charge will be set at the same level as the last Monthly Mortality and Expense Risk Charge assessed and will never exceed 1.25% annually of the daily average net assets in the Subaccounts.

The assumed interest rate under the Contract is 2.5% annually. If the net investment performance of the Subaccounts you invest in is greater than this assumed interest rate, your variable annuity payments will increase. If the performance falls below this assumed interest rate, your variable annuity payments will decline. The selected Subaccounts’ performance must grow at a rate at least equal to the assumed interest rate (plus the mortality and expense risk charge and the administration charge) in order to avoid a decrease in variable annuity payments. This means that assuming Separate Account charges of 1.40% annually, each month a portfolio’s annualized investment return must be at least 3.90% in order for payments with a 2.5% assumed interest rate to remain level. For further details on variable annuity payments, see the SAI.

Description of Variable Annuity Options

Variable Annuity Option 3—Life Income.* We will make monthly payments for the lifetime of the Payee. When the Payee dies, we will stop making monthly payments, with the last payment that was due prior to the Payee’s death.

Variable Annuity Option 4—Life Income with Installments Guaranteed. We will make monthly payments for the Payee’s lifetime, with the guarantee that we will make payments for at least five (5) years. You may select either a 5, 10, 15 or 20 year guarantee period.

On the death of the Payee on or after the Annuity Date, we will pay any remaining guarantee period payments to the Payee’s beneficiary.

For qualified Contracts, the period selected cannot be longer than the owner’s life expectancy, in order to satisfy minimum required distribution rules.

Variable Annuity Option 5—Joint and Survivor Annuity.* We will make full monthly annuity payments for the guaranteed period, if selected, and thereafter while both Payees are alive. After the death of one of the Payees, we will continue to make payments for the lifetime of the surviving Payee, although the amount of the payment will be a percentage of the original monthly payment. The percentage payable to the surviving Payee must be selected at the time the annuity option is chosen, and the available percentages are 50%, 66 2/3%,

75%, and 100%. The guarantee periods available, if selected, are 5, 10, 15 and 20 years. If upon the death of both Payees payments have been made for less than the guaranteed period selected, the remaining guarantee period payments will be made to the Payee’s beneficiary.

The amount of each payment will be determined from the tables in the Contract that apply to the particular option using the Payee’s age (and if applicable, sex or adjusted age).

If Option 4 or 5 is selected, upon receipt of written notice, we will pay a commuted value of the remaining guarantee period payments to the Payee. The commuted value of any remaining guarantee period variable installments will be determined by applying the Annuity Unit value next determined following receipt of written notice and due proof of death by our Service Team.

We may make other annuity options available.

*	It is possible under this option to receive only one (1) annuity payment if the Payee dies (or Payees die) before the due date of the second payment or to receive only two (2) annuity payments if the Payee dies (or Payees die) before the due date of the third payment, and so on, if no guarantee period is selected.

Transfers During the Variable Annuity Period

If a variable annuity option is chosen, the Payee may make transfers among the Subaccounts if:

The Payee sends us a written notice in a form satisfactory to us;

Only one (1) transfer is taken during each 12 month period after the Annuity Date;

We must receive notice of such transfer at least 30 days before the effective date of the transfer;

A Payee is invested in no more than five (5) Subaccounts before or after any transfer;

Each transfer from a Subaccount equals at least USD $1,000; and

At least USD $1,000 remains in the Subaccount after the transfer is made.

You may pay redemption fees of 1.00% on amounts transferred out of the Fidelity VIP Energy, Fidelity VIP Health Care and Fidelity VIP Industrials Subaccounts. See Appendix C.

We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer privileges.

Payments Upon Death of Payee

When the Payee dies, if the Payee’s beneficiary is a natural person, we will automatically continue to pay any unpaid installments for the remainder of the elected period under Option 1, 2, 4 or 5 to the Payee’s beneficiary. If Option 4 or 5 is selected, upon receipt of written notice, we will pay a commuted value of the remaining guarantee period payments. The commuted value of any remaining guarantee period variable installments will be determined by applying the Annuity Unit value next determined following receipt of written notice and due proof of death by our Service Team.

Annuity Tables

The guaranteed fixed annuity tables in the Contract show the minimum dollar amount of the first monthly payment for each USD $1,000 applied under the fixed annuity payout options—Option 1 and Option 2—and are based on a minimum guaranteed interest rate of 1.0%. We may, in our sole discretion, make annuity payments in an amount based on a higher interest rate.

The variable annuity tables in the Contract show the first monthly payment for each USD $1,000 applied under the variable annuity payout options – Option 3, Option 4, and Option 5. Under Option 3 or Option 4, the amount of each payment will depend upon the adjusted age and sex of the Payee at the time we are due to pay the first payment. Under Option 5, the amount of each payment will depend upon the sex of both Payees and their adjusted ages at the time we are due to pay the first payment. The variable annuity payout tables are calculated using an assumed investment rate of 2.5%.

We assume, for purposes of determining the fixed and variable annuity payments, that the starting mortality table is the “Annuity 2000 Valuation Table” developed by the U.S. Society of Actuaries projected with mortality improvement to the year 2020. In addition, we also assume generational mortality improvement thereafter. The mortality improvement is projected using 100% Projection Scale G for male and 50% Projection Scale G for female. Beginning in 2018, the factors in the tables are set back one (1) year every ten (10) years. In other words, in 2018, the calculations used to determine the annuity payments for a person aged 65 will use the factors for a person aged 64; in 2028, the calculations used to determine the annuity payments for a person aged 65 will use the factors for a person aged 63.

DEATH BENEFIT BEFORE THE ANNUITY DATE

Only one death benefit will be payable under this Contract. Upon payment of the death benefit proceeds, the Contract will terminate and we will have no further obligations under the Contract.

We will pay the death benefit proceeds to the beneficiary if any of the following occurs during the accumulation period:

•	the owner or any joint owner dies, or

•

any Annuitant dies. However, if a Contingent Annuitant is named and survives the Annuitant, we will pay the death benefit on the death of the Contingent Annuitant, but only if (i) no owner or joint owner is a non-natural person and (ii) the Annuitant is not an owner or a joint owner.

We will pay the death benefit after we receive due proof of death of the deceased. This due proof of death must be a certified copy of the death certificate, a certified copy from a court of competent jurisdiction as to the finding of death, a written statement by the medical doctor who attended the deceased owner at the time of death, or any other proof satisfactory to us.

If the beneficiary dies before the owner or Annuitant and there is no contingent beneficiary, we will pay the death benefit to the owner or the owner’s estate.

If any owner is a non-natural person, then the death of any Annuitant will be treated as the death of an owner.

Take care when naming owners, Annuitants and beneficiaries. Your choices may impact the amount of the death benefit payable under the Contract.

There may be UK tax consequences to payment of the death benefit. See “United Kingdom (“UK”) Tax Considerations”.

Death Benefit

If any owner or the last surviving Annuitant dies before his or her 91st birthday, the death benefit equals the greater of:

The Death Benefit equals:

•   101% of Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary’s instructions on payment method at the Service Team; or

•   All Purchase Payments made, less any withdrawals (including surrender charges and redemption fees). Any partial withdrawal you take will proportionally reduce this amount by the ratio of the amount of the withdrawal, plus any surrender charges and redemption fees, to the Contract Value at the time of the withdrawal.

If any owner or the last surviving Annuitant dies on or after his or her 91st birthday, the death benefit equals the Contract Value determined on the later of the date that we receive due proof of death and the date when we receive the beneficiary’s instructions on payment method.

In determining the death benefit, we will also subtract any applicable Monthly Mortality and Expense Risk Charge, and any applicable premium and U.S. withholding taxes not previously deducted.

Distribution of Death Benefit Proceeds

If a death benefit is payable before the Annuity Date, we will pay the death benefit in a lump sum, unless we consent to another arrangement within 60 days of receiving due proof of death.

Instead of a lump sum payment, the beneficiary may elect to have the death benefit distributed under one of the annuity options available under the Contract. If the beneficiary selects Options 1, 2, 4 or 5, the guaranteed period over which payments are made may not exceed the beneficiary’s life expectancy. If Option 3 (Life Annuity) is selected, the payments will be based upon the life expectancy of the beneficiary as required by the U.S. Tax Code. The beneficiary must make this election within 60 days of the time we receive due proof of death, and the distribution must begin within one (1) year after the date of death.

In all events, death benefit distributions will be made from a Contract in accordance with Section 72(s) or Section 401(a)(9) of the U.S. Tax Code, as applicable.

If any owner dies before the Annuity Date, the death benefit must be distributed to the beneficiaries within five (5) years after the date of death or distributed over the life (or period not exceeding the life expectancy) of the beneficiary, provided that such distributions begin within one (1) year of the owner’s death. A new supplementary agreement must be executed. The payments under this supplementary agreement will be fixed and guaranteed. If you have named two (2) or more beneficiaries, then the provisions of this section shall apply independently to each beneficiary.

If the primary beneficiary is the surviving spouse of the deceased owner, the spouse may elect to continue the Contract (in lieu of receiving the death benefit) with the surviving spouse as the successor owner. The surviving spouse shall become the Annuitant if no Annuitant or Contingent Annuitant is living at the time of the owner’s death. On the death of the surviving spouse, we will pay a death benefit.

If an owner of a non-qualified Contract is a non-natural person, then each Annuitant will be treated as an owner for purposes of distributing the death benefit, and any death of an Annuitant will be treated as the death of the owner for purposes of these requirements. Moreover, if an Annuitant is also an owner, then the death of such Annuitant will also be treated as the death of an owner.

Multiple Beneficiaries. If a death benefit is owed to more than one (1) primary beneficiary or contingent beneficiary, we may delay payment of the death benefit proceeds until we have received the necessary instructions from each primary or contingent beneficiary. Each primary or contingent beneficiary will bear the investment risk (i.e., receive any gains or bear any losses) on investments held in the Subaccounts until the payment of the death benefit.

DEATH BENEFIT ON OR AFTER THE ANNUITY DATE

If an Annuitant dies on or after the Annuity Date, we will pay any remaining guaranteed payments to the beneficiary as provided in the annuity option selected. If an owner who is not the Annuitant dies while an Annuitant is still living, we will continue to pay the annuity payments for the Annuitant’s lifetime in the same manner as before such owner’s death.

INVESTMENT PERFORMANCE OF THE SUBACCOUNTS

The Company periodically advertises performance of the Subaccounts and portfolios. We may disclose at least four (4) different kinds of performance.

First, we may disclose standard total return figures for the Subaccounts that reflect the deduction of all charges under the Contract, including the Monthly Mortality and Expense Risk Charge, any charge for optional benefits, the Records Maintenance Charge and the surrender charge. These figures are based on the actual historical performance of the Subaccounts since their inception.

Second, we may disclose total return figures on a non-standard basis. This means that the data may be presented for different time periods and different dollar amounts. The data will not be reduced by the surrender charge or by charges for optional benefits currently assessed under the Contract. We will only disclose non-standard performance data if it is accompanied by standard total return data.

Third, we may present historic performance data for the portfolios since their inception reduced by all fees and charges under the Contract, although we may not deduct the surrender charge or the charges for optional benefits in some cases. Such adjusted historic performance includes data that precedes the inception dates of the Subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

Fourth, we may include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may provide illustrations of hypothetical Contract expenses and values during the accumulation period, based on hypothetical rates of return that are not guaranteed.

For a sample of the performance of the Subaccounts and portfolios that we may advertise, see the SAI.

U.S. FEDERAL TAX CONSIDERATIONS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent U.S. tax adviser. No attempt is made to consider any applicable U.S. state tax or other local tax laws. In addition, depending on the foreign jurisdiction you are temporarily residing in, you may be subject to taxes in that jurisdiction as a result of your purchasing and owning a Contract. Other than the discussion below relating to the United Kingdom, no attempt has been made to discuss any potentially applicable foreign tax laws. Nor has any attempt been made to discuss any potentially relevant tax treaties the U.S. may have with any foreign jurisdiction, including any treaties the U.S. has with the United Kingdom. If you are concerned about any foreign tax laws or the implications of any tax treaties the U.S. may have with any foreign jurisdiction, you should consult a tax adviser knowledgeable in such tax laws or treaties.

We believe that our Contracts will qualify as annuity contracts for U.S. Federal income tax purposes and the following discussion assumes that they will so qualify. Further information on the U.S. Federal tax status of the Contract can be found in the SAI under the heading “U.S. Tax Status of the Contracts.”

When you invest in an annuity contract, you usually do not pay U.S. Federal taxes on your investment gains until you withdraw the money – generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

If you invest in a variable annuity as part of an IRA, Roth IRA, SIMPLE IRA, or SEP IRA program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is called a Non-Qualified Contract.

We believe that if you are a natural person you will not be taxed on increases in the Contract Value of your Contract until a distribution occurs or until annuity payments begin. (The agreement to assign or pledge any portion of a Contract’s accumulation value generally will be treated as a distribution.) When annuity payments begin on a Non-Qualified Contract, you will be taxed only on the investment gains you have earned and not on the payments you made to purchase the Contract. Generally, withdrawals from your annuity should only be made once the Annuitant reaches age 59 1/2, dies or is disabled, otherwise a tax penalty of ten (10) percent of the amount treated as income could be applied against any amounts included in income, in addition to the tax otherwise imposed on such amount.

U.S. Taxation of Non-Qualified Contracts

Non-Natural Person. If a non-natural person (such as a corporation or a trust) owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulation value immediately before the distribution over the owner’s investment in the contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals. In the case of a distribution from a Contract, there may be imposed a Federal tax penalty equal to ten (10) percent of the amount treated as income. In general, however, there is no penalty on distributions:

•	made on or after the taxpayer reaches age 59 1/2;

•	made on or after the death of an owner;

•	attributable to the taxpayer’s becoming disabled; or

•	made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may apply under certain circumstances and special rules may apply in connection with the exceptions enumerated above. Additional exceptions apply to distributions from a Qualified Contract. You should consult a U.S. Federal tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the annuity option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to U.S. Federal tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under an annuity option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an Annuitant or Payee other than an owner, the selection of certain Annuity Dates, or the exchange of a Contract may result in certain U.S. tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, designation or exchange, should consult a tax adviser as to the tax consequences.

Withholding. The taxable portion of an annuity distribution is generally subject to withholding for the recipient’s U.S. Federal income tax liability. Although generally recipients may elect not to have tax withheld from the taxable portion of a distribution, a U.S. citizen or permanent resident (or former U.S. citizen or former permanent immigrant of the U.S. subject to the expatriation provisions) with a non-U.S. residence address may not so elect.

Multiple Contracts. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner’s income when a taxable distribution occurs.

Separate Account Charges. It is possible that the IRS may take a position that rider charges are deemed to be taxable distributions to you. Although we do not believe that a rider charge under the Contract should be treated as a taxable distribution, you should consult your tax adviser prior to selecting any rider or endorsement under the Contract.

Further Information. We believe that the Contracts will qualify as annuity contracts for U.S. Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading “U.S. Tax Status of the Contracts.”

U.S. Taxation of Qualified Contracts

The U.S. Federal tax rules that apply to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse U.S. tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Annuities, (IRAs), as defined in Section 408 of the U.S. Tax Code, permit individuals to make annual contributions of up to the lesser of USD $5,000 for 2008 (USD $6,000 if age 50 or older by the end of 2008) or 100% of the compensation included in your income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain pension plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The IRS has not reviewed the Contract or its riders for qualification as an IRA.

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of U.S. Tax Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to a limit specified in U.S. Tax Code (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of the employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed by the U.S. as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two (2) years after the commencement of the employee’s participation in the plan.

Roth IRAs, as described in U.S. Tax Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA up to a limit specified in U.S. Tax Code or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/ 2 (subject to certain exceptions) or (2) during the five (5) taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five (5) taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, required distributions at death are generally the same.

SEP IRAs, as described in U.S. Tax Code section 408(k), permit employers to make contributions to IRAs on behalf of their employees. SEP IRAs generally are subject to the same U.S. tax rules and limitations regarding distributions as IRAs, and they are subject to additional requirements regarding plan participation and limits on contributions.

Other U.S. Tax Issues

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should consult a tax adviser for more information about these distribution rules.

Company U.S. Taxes

At the present time, we make no charge for any U.S. Federal, state, local or foreign taxes (other than the charge for U.S. state and local premium taxes) that we incur that may be attributable to the Subaccounts or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the U.S. Federal, state, local or foreign tax laws that we determine is attributable to the Subaccounts or the Contracts.

Under current laws in several U.S. states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

U.S. Federal Estate Taxes

While no attempt is being made to discuss the U.S. Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. You should consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax

Under certain circumstances, U.S. Tax Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under U.S. Tax Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a U.S. life insurance company is U.S.-source income that is generally subject to U.S. Federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers who are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. Federal, state, and foreign taxation with respect to an annuity contract purchase.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under U.S. Federal tax law.

Possible U.S. Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the U.S. tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable U.S. tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contract under U.S. (or any other country’s) laws and do not intend the above discussion as tax advice.

UNITED KINGDOM (“UK”) TAX CONSIDERATIONS

The following discussion is general in nature and reflects legislation and practice as of the date of this prospectus. This discussion is not intended to constitute tax advice. In particular, please note that the Contract is designed primarily for persons who are U.S. citizens and are currently resident in the UK. If you take benefits from the Contract while still resident in the UK, you may be liable for both UK tax and U.S. tax, subject to the agreements set out in the current U.S./UK Double Taxation Treaty.

In the UK you will find that Purchase Payments are normally referred to as “Premiums” and the Contract generally referred to as a “Policy.”

UK Taxation

The UK income and inheritance tax consequences of owning the Contract will depend on your UK residency and domicile at the time payments are made out of the Contract. Provided that you and any beneficiary of the Contract are non-UK resident and non-UK domiciled for the UK tax year in which payments are made out of the Contract, either as a “chargeable event” (see further below) or as an annuity payment, there should be no UK tax consequences of owning the Contract for you. Under the Contract, payments would normally be expected after the Annuity Date, but they can also be received during the accumulation period. Except where otherwise stated, the discussion below assumes that you are UK resident and non-UK domiciled during the accumulation period.

Roll-up

As all the underlying assets held in the Separate Account are owned by the Company, you will not suffer UK income tax or UK capital gains liability on account of income produced by the underlying assets or when assets held in the Separate Account are bought or sold by the Company.

Accumulation Period – Chargeable Events

If you are the owner of the rights under the Contract and one of the following events (listed as “chargeable events” below) occurs in a tax year in which you are UK resident, you may be subject to UK income tax in respect of the gains arising from that event.

Death of the last surviving Annuitant

Full surrender of the Contract

Partial withdrawal or assignment of the rights in the Contract

Assignment of the rights in the Contract for money or money’s worth.

The rates of income tax which are currently in force on these gains start at a 10% rate (availability of this rate is limited according to the level of non-savings income that the individual receives), a basic rate of 20% and a higher rate of tax at 40%.

Chargeable Event—Death.

Death of the last surviving Annuitant during the accumulation period would be a chargeable event. The excess of the Contract Value immediately before death, plus any “relevant capital payments,” less the Purchase Payments paid plus the total gains on previous partial withdrawals and assignments would be taxed as income.

Chargeable Event—Full Surrender

The Cash Value you receive on full surrender of your rights under the Contract would be treated as income for UK tax purposes and the amount charged to income tax would be the excess of the Cash Value received, plus “any relevant capital payments” previously received over the aggregate Purchase Payments paid and previous gains reported, at the time of the surrender. A “relevant capital payment” is the amount of any Cash Value previously paid to you under the Contract.

Chargeable Events—Partial Withdrawal

A partial withdrawal of an amount not exceeding 5% of the Purchase Payments paid is permitted each year without giving rise to a UK tax liability at that time. Any unused part of the 5% may be carried forward to future years. If you were UK resident when the Contract is finally surrendered, the calculation of the gain subject to income tax would include previous 5% partial withdrawals as a “relevant capital payment”.

Chargeable Events—Partial Assignments

The partial withdrawal rules also apply to assignments of part of the rights in a Contract, but only if it is for money or money’s worth, although this does not apply to assignments between spouses or civil partners living together. If a partial assignment on divorce occurs, then there are specific rules covering whether or not a gain arises.

Any gain arising is UK taxable on the assignor, if the assignor is a UK resident at the time.

Chargeable Event—Full Assignment

The proceeds received by you from your assignment of your whole rights under the Contract, plus any “relevant capital payments,” would be treated as UK income and the amount charged to UK income tax would be the excess of those proceeds over the total amount of the Purchase Payments paid and previous gains of partial withdrawals and assignments at the time of the assignment.

Annuity Period—Income Tax

For a non-UK resident, the receipt of annuity payments should have no UK tax consequences. For a UK resident, the returns from purchased life annuities are treated partly as an exempt return of capital and partly as UK taxable income, unless the individual is non-UK domiciled and has elected to be taxed on the remittance basis, in which case UK income tax should only be due to the extent that the income is actually remitted to the UK. Domicile and residency are separate concepts in UK tax law. If you are unsure as to your domicile or residency, you should consult your tax adviser.

On death of the last surviving Annuitant, a beneficiary who is resident in the UK would be charged with UK income tax on the excess of the death benefit paid over the Purchase Payments made prior to death. If a payment under this Contract is due to the estate of the owner, Annuitant or beneficiary, the amount subject to income tax would be the excess of the payment made over the Purchase Payments paid prior to death

Inheritance Tax

Inheritance tax (IHT) will only be relevant in relation to the Contract if the owner is UK domiciled. Specific rules apply to determine domicile for IHT purposes. If you are unsure as to your IHT domicile, you should consult your tax adviser.

If the owner is UK domiciled, the IHT treatment will depend on who the Annuitant or beneficiary of the Contract is. If the owner is also the Annuitant and there is no beneficiary, then the sum assured is likely to fall within the owner's estate and hence be chargeable to IHT, subject to other IHT exemptions and the value of the estate. Any UK income tax payable by the estate would reduce its value for IHT purposes. If on death of the owner, the death benefit is due to a beneficiary and the owner was UK domiciled at the time of making the Purchase Payments, then Purchase Payments paid in the seven (7) years prior to death would potentially be subject to IHT.

Appendix 1 – Examples of Chargeable Events Calculations:

Jim takes out a Contract on 4 February 2009 for a single Purchase Payment of £15,000. Jim is UK resident at all times unless otherwise mentioned.

(i) Jim draws £750 each year (5% of Contract Value) on 4 February in each subsequent year.

There is no taxable gain because at the end of each Contract year, the total Contract Value withdrawn (CVW) does not exceed the total allowable payments (TAP).

	£
At 3 February 2013 (after 4 years) withdrawals have been	2,250	(CVW)
Deduct 4 × 1/20 of the sums paid in	3,000	(TAP)
	No gain

(ii) On 20 July 2013 Jim withdraws an additional £3,500.

	£
At 3 February. 2014 withdrawals have been	6,500	(CVW)
Deduct 5 × 1/20 of the sums paid in	3,750	(TAP)
Taxable gain 2013/14	2,750

(iii) Jim makes no annual withdrawal on 4 February 2014 but on 4 February 2015 makes a withdrawal of £1,000.

  In the year 2015/16 the position is

	£	£
At 3 February 2016 withdrawals have been		7,500
Deduct withdrawals at last charge		6,500
		1,000	(CVW)
Deduct 7 × 1/20 of the sums paid in	5,250
less amount deducted at last charge	3,750
		1,500	(TAP)
		No gain

(iv) Jim surrenders the Contract on 1 July 2016 for £13,250, having made a further £1,000 withdrawal on 4 February 2016.

  In the year 2016/17, the position is

	£	£
Proceeds on surrender		13,250
Previous withdrawals		8,500
		21,750
Deduct: Premium paid	15,000
Gains previously charged	2,750
		17,750
Taxable gain 2016/17		4,000

If Jim were non-UK resident by the time of surrender, then the gain would not be subject to UK tax.

ADDITIONAL INFORMATION

When We Will Make Payments

During the accumulation period, we will usually pay the amounts of any surrender, partial withdrawal, or death benefit payment within seven (7) calendar days after we receive all the information required to process the payment. The required information includes your written notice any information or documentation we reasonably need to process your request, and, in the case of a death benefit, receipt and filing of due proof of death.

We may suspend or postpone payments during any period when:

•	the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC;

•	the SEC permits, by an order, the postponement for the protection of owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

If you have submitted a recent check or wire, we have the right to defer payment of a surrender, withdrawals, or death benefit proceeds, or payments under a supplementary agreement until we have assured ourselves that the check or wire has been honored.

If mandated under applicable law, we may be required to reject a Purchase Payment and/or otherwise block access to a Contract owner’s account and thereby refuse to pay any request for transfers, partial withdrawals, a surrender, annuity payments, or death benefits. Once blocked, monies would be held in that account until instructions are received from the appropriate regulator. We may also be required to provide additional information about you or your account to government regulators.

Distribution of the Contracts

Distribution of the Contracts will comply with all applicable U.S. and UK requirements.

How Contracts are Sold

Principal Underwriter and Selling Firm. We have entered into a Principal Underwriter and Selling Firm Agreement with Synergy Investment Group, LLC (“Synergy”), an unaffiliated U.S. broker-dealer, for the distribution and sale of the Contracts. Pursuant to this agreement, Synergy serves as the principal underwriter and as a selling firm in connection with the offer and sale of the Contracts, which are offered on a continuous basis. Synergy is registered with the SEC under the Securities Exchange Act of 1934, as amended, as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The principal business address of Synergy is 8320 University Executive Park Drive, Suite 112, Charlotte, North Carolina 28262 USA. Synergy offers the Contracts for sale through individuals who have been appointed by us as insurance agents and who are registered representatives of Synergy (“U.S. registered representatives”). We and Synergy may enter into selling firm agreements with other U.S. broker-dealers.

Among other functions, Synergy is responsible for supervising the activities of its U.S. registered representatives and for ensuring they are properly licensed. Synergy will also make the suitability determination required for compliance with applicable SEC and FINRA rules. Suitability determinations are based on the information that applicants furnish to their U.S. registered representative.

Synergy has appointed the Company as its agent to furnish prospective investors and Contract owners with copies of disclosure documents, including this prospectus and confirmation statements, that are compliant with U.S. and UK law. Synergy will keep all required books and records in accordance with applicable SEC and FINRA rules.

Compensation Paid to Synergy. We pay compensation to Synergy for the principal underwriting services it performs and for the sales of the Contracts by its U.S. registered representatives. This compensation is based on a percentage (currently 1%) of cumulative Purchase Payments received by the Company with respect to the sale of the Contract. We may pay lower compensation on sales over USD $500,000. For 12 months following the first sale of a Contract by Synergy, we will pay Synergy a set, monthly minimum payment of USD $10,000, independent of Contract sales, subject to certain recapture terms.

Additional Compensation Paid to Synergy. We may pay for certain sales expenses of Synergy, including, but not limited to, the training of the U.S. registered representatives, the preparation of marketing materials and certain advertising and other expenses of distributing the Contracts. In addition, we contribute indirectly to the deferred compensation for Synergy’s U.S. registered representatives.

Your U.S. registered representative typically receives a portion of the compensation paid to Synergy in connection with the sale of the Contract, depending on the particular arrangements between your U.S. registered representative and Synergy. In addition, if your U.S. registered representative is our employee, such employee’s salary will represent a portion of the U.S. registered representative’s total compensation. A U.S. registered representative may be required to return all or a portion of the commissions paid if the Contract terminates prior to the Contract’s thirteenth monthly anniversary.

Ask your U.S. registered representative for further information about the compensation your U.S. registered representative and Synergy may receive in connection with your purchase of a Contract.

No specific charge is assessed directly to Contract owners or the Separate Account to cover compensation and other incentives or payments described above in connection with the distribution of the Contracts. However, we intend to recoup compensation and other sales expenses and incentives we pay through the fees and charges we deduct under the Contract and through other corporate revenue.

You should be aware that Synergy and its U.S. registered representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for Synergy or its U.S. registered representatives to recommend or sell the Contract to you. You may wish to take such payments into account when considering and evaluating any recommendation relating to the Contract.

Introductory Services. We are entering into introductory services agreements with certain financial intermediaries, primarily banks, that have a client base of U.S. citizens residing in the UK. Each financial intermediary is authorized by the appropriate regulatory authority to conduct its activities and each financial intermediary employs and supervises appropriately-authorized persons. In the UK, financial intermediaries employ and supervise persons authorized by the Financial Services Authority in the UK (the “FSA”). Under the introductory services agreements, the FSA-authorized person(s) of the UK financial intermediary will identify and introduce U.S. citizens residing in the UK to a U.S. registered representative, in accordance with specified objective guidelines. The UK financial intermediary will also provide U.S. and UK-compliant disclosure materials about the Contract to the U.S. citizen prior to, or at the time of, the introductory call or meeting.

We pay the financial intermediary a non-transaction-based introductory service fee in the amount of USD $2,000.00 for each introduction of a U.S. citizen who resides in the UK to a U.S. registered representative, provided the introduction is made in accordance with specified objective guidelines, such as confirming the age and citizenship of the applicant.

Services Agreement. We have entered into a services agreement with our affiliate, Zurich International Solutions Limited (“ZISL”), an entity registered in England and Wales, under which ZISL will provide us with support services in the UK and in other jurisdictions where ZISL is authorized. ZISL is authorized in the UK by the FSA to conduct its activities and it employs and supervises FSA-authorized persons. Among other services, ZISL will train the FSA-authorized persons at the UK financial intermediaries regarding the specified objective guidelines and compliance with applicable laws and regulations.

ZISL will also print the U.S. disclosure documents and print and approve the UK marketing materials for compliance with FSA rules, and provide these materials to the UK financial intermediary.

We pay ZISL a non-transaction-based services fee in which we reimburse costs actually incurred by ZISL in rendering the services described in the services agreement.

Legal Proceedings

Like other life insurance companies, we have been named as defendant in certain lawsuits incidental to our insurance business. Based upon the advice of legal counsel, our management believes that the resolution of these various lawsuits will not result in any material adverse effect on the Separate Account, on our consolidated financial position, or on our ability to meet our obligations under the Contracts. As of the date of this prospectus, it also appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on Synergy’s ability to perform its obligations under its principal underwriting agreement.

Reports to Owners

Before the Annuity Date, we will mail a report to you at least annually at your last known address of record. The report will state the Contract Value (including the Contract Value in each Subaccount), and any further information required by any applicable law or regulation. Contract owners will also receive confirmations within seven (7) calendar days of each unscheduled financial transaction, such as Purchase Payments, transfers, partial withdrawals, and a surrender. Scheduled financial transactions may be confirmed using quarterly statements.

Inquiries

You can contact us by phone, mail, fax or internet at the following addresses:

Annuity Contact Center—call: U.S. Toll-Free: 1-888-864-3901 UK Toll-Free: 0808 2342571 7:30 a.m. to 5:00 p.m. Central Time Monday-Friday

Kemper Investors Life Insurance Company

Attention: Service Team

For Regular Mail Delivery:

P.O. Box 19097

Greenville, SC 29602-9097

USA

For Express Delivery:

2000 Wade Hampton Boulevard

Greenville, SC 29615-1064

USA

Fax: UK Toll-Free: 0808 2342563

Website: www.KIGlobalAdvantage.com

Financial Statements

The audited balance sheets of Kemper Investors Life Insurance Company as of December 31, 2007 and 2006, and the related statements of (loss) income, comprehensive (loss) income, stockholder’s equity, and cash flows for each of the three years ended December 31, 2007, as well as the Report of Independent Auditors, are contained in the SAI. Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts.

No audited financial statements for the KILICO Variable Annuity Separate Account -3 are contained in the SAI, as the Separate Account had not commenced operations as of the date of this prospectus.

You can obtain the SAI (at no cost) by writing to us at the address shown on the front cover of this prospectus or by calling our Annuity Contact Center at U.S Toll-Free: 1-888-864-3901 or UK Toll-Free: 0808 2342571.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

The SAI contains additional information about the Contract and the Separate Account. You can obtain the SAI (at no cost) by writing to us at the address shown on the front cover or by calling our Annuity Contact Center at U.S Toll-Free: 1-888-864-3901 or UK Toll-Free: 0808 2342571. The following is the Table of Contents for the SAI.

APPENDIX A

(FORM OF GROUP CONTRACT)

Kemper Investors Life Insurance Company A Stock Life Insurance Company [1400 American Lane] [Schaumburg, Illinois 60196]

Contract Number:	KIL100-1000

Jurisdiction:	[STATE OF DELAWARE]

Contract Date:	[April 24, 2008]

Contractholder:	[Wilmington Trust Company]

READ THIS CONTRACT CAREFULLY

This Contract is a legal contract between the Contractholder and Kemper Investors Life Insurance Company (hereinafter referred to as “we”, “us” “our” and the “Company”).

The Company will provide annuities and other benefits as set forth in this Contract, subject to its provisions. This Contract is delivered in the jurisdiction named above and is governed by the laws of that jurisdiction.

RIGHT TO CANCEL—FREE LOOK PROVISION—At any time within [30] days after [(1) you receive this Contract or (2) you are advised that we have issued this Contract, you may return this Contract, along with a notice of cancellation,] to us at our home office or at such other location as we may designate in writing. Immediately upon our receipt of this Contract [and your notice of cancellation], this Contract will be voided as if it had never been in force. Each Owner may cancel his or her Certificate issued under this Contract at any time within [30] days after [(1) he or she receives the Certificate or (2) he or she is advised that we have issued the Certificate, by returning the Certificate, along with notice of cancellation,] to us at our home office or at such other location as we may designate in writing. Immediately upon our receipt of the Certificate [and such notice of cancellation], the Certificate will be voided as if it had never been in force. [We will refund the greater of (1) all Purchase Payments, less any charges deducted from the Purchase Payments for services we actually provided or (2) Contract Value on the date this Contract or the Certificate, as the case may be, and your notice of cancellation, are received. We will refund such amount as soon as possible or within [10] days following our receipt. We will allocate the Purchase Payment paid to a money market Subaccount during the [30] day Right to Cancel—Free Look period and then allocate the Purchase Payment to the Subaccount(s) as selected on the application on the 41st calendar day after the Issue Date.]

Signed for the Company on the Contract Date.

Secretary	President

GROUP VARIABLE ANNUITY CONTRACT

DEFINITIONS

Certificate—The Certificate issued to an Owner which evidences his or her coverage.

Certificate Value—The sum of the Subaccount Values of a Certificate.

Contractholder—The Owner of the Contract.

Contract Date—The date the Contract becomes effective. The Contract Date is shown on page 1 of this Contract.

Issue Date—The date on which we credit the initial Purchase Payment to a Certificate.

Owner—The person(s) who holds a Certificate. An Owner may change ownership by sending us a signed request. The Owner may exercise every right in the Certificate attached to this Contract. These rights are subject to the written consent of any irrevocable beneficiary.

Purchase Payments—The U.S. dollar amount the Company receives, less any applicable premium taxes, to buy the benefits a Certificate provides.

Subaccounts—The Subaccounts available initially under a Certificate as stated in the Certificate Schedule.

INCORPORATION OF PROVISIONS

The provisions of the Certificate(s), and the attached rider(s), endorsement(s) and amendment(s), if any, shown on the Contract schedule page and attached to this Contract, are made a part of this Contract.

GENERAL PROVISIONS

1. Contract—This Contract, all Certificates issued under the Contract and attached rider(s), endorsement(s) and amendment(s), if any, make up the entire Contract between the Contractholder and the Company. Statements in the applications will be considered representations and not warranties in the absence of fraud.

2. Incontestability—This Contract is incontestable from the Contract Date.

3. Certificate(s)—The Company will issue to each Owner a Certificate, and the attached rider(s), endorsement(s) and amendment(s), if any, which are evidence of his or her coverage. Individual Certificates are effective as of the Certificate Date shown on the Owner’s Certificate Schedule. Certificate Values, benefits and all applicable charges will be administered separately for each Certificate issued under the Contract.

4. Amendment—This Contract may be amended by mutual consent of the Contractholder and the Company. Only the President, Secretary and assistant secretaries, acting together, have the authority to bind us or to make any changes to the Contract and/or any Certificate and then only in writing.

We may change or amend the Contract and/or the Certificates at any time without the consent of the Contractholder or the Owner, if such change or amendment is necessary for the Contract and/or the Certificates to comply with any provision of the U.S. Internal Revenue Code, as amended, or as required by any other applicable federal or state law, rule or regulation.

5. Assignment of Contract—No assignment of the benefits under this Contract or any Certificate will be binding on us unless made in writing and given to us at our home office or at such other location as we may designate in writing. We are not responsible for the adequacy of any assignment. However, when a written assignment, permitted by U.S. law, is filed with us and recorded by us, all parties to this Contract and Certificates will be subject to the assignment.

6. Termination of Contract—The Contract may be terminated at any time upon advance written notice either by the Contractholder or by us. Any notice of termination must state the effective date of the termination. Such date must be the first day of a month and cannot be earlier than 31 days after the date the notice is mailed.

7. Effect of Termination—Termination of the Contract either by the Contractholder or by us, will have no effect on Certificates issued under the Contract prior to the effective date of termination, or upon payments to be made by us under the terms of any such Certificate. Certificates issued under the Contract prior to the effective date of the termination will continue in force and in effect. Upon termination, no new Certificates will be issued under this Contract on or after the effective date of the termination.

8. Conformity with Law—The Contract conforms to the minimum requirements of the state where the Contract is issued. The state law where the Contract is issued supersedes any conflicting laws of any other state or jurisdiction.

CONTRACT SCHEDULE

Contract Number:	KIL100-1000

Jurisdiction:	[State of Delaware]

Contract Date:	[April 24, 2008]

Contractholder:	[Wilmington Trust Company]

The provisions of the Certificate(s), and the rider(s), endorsement(s), and amendment(s), if any, shown on this page and attached to this Contract are made a part of this Contract. Certificate(s), rider(s), endorsement(s), and amendment(s), if any, will be issued to individual Owners in accordance with each Owner’s application and payment of initial Purchase Payment:

Form Number	Form Description

US-1000	Group Flexible Premium Variable Deferred Annuity Certificate

US-8150	Application for Group Flexible Premium Variable Deferred Annuity Certificate

US-1001	Individual Retirement Annuity Rider

US-1002	Amendment for Roth Individual Retirement Annuity ("Roth IRA")

US-1003	Simple IRA - Individual Retirement Annuity Supplemental Rider

[ ]	[ ]

Kemper Investors Life Insurance Company A Stock Life Insurance Company [1400 American Lane] [Schaumburg, Illinois 60196]

APPENDIX B (FORM OF CERTIFICATE)

Kemper Investors Life Insurance Company A Stock Life Insurance Company [1400 American Lane] [Schaumburg, Illinois 60196]

Jurisdiction: [STATE OF DELAWARE]

RIGHT TO CANCEL—FREE LOOK PROVISION—At any time within [30] days after [(1) you receive this Certificate or (2) you are advised that we have issued this Certificate, you may return this Certificate, along with a notice of cancellation,] to us at our home office or at such other location as we may designate in writing. Immediately upon our receipt of this Certificate [and your notice of cancellation], this Certificate will be voided as if it had never been in force. [We will refund the greater of (1) all Purchase Payments, less any charges deducted from the Purchase Payments for services we actually provided or (2) Certificate Value on the date this Certificate and your notice of cancellation are received. We will refund such amount as soon as possible or within [10] days following our receipt. We will allocate the Purchase Payment paid to a money market Subaccount during the [30] day Right to Cancel—Free Look period and then allocate the Purchase Payment to the Subaccount(s) as selected on the application on the 41st calendar day after the Issue Date.]

We certify that we have issued a Group Variable Annuity Contract, herein called the “Contract”, to the contractholder providing for the payment of annuity and other benefits according to the terms and conditions contained in the Contract. This Certificate is delivered in the jurisdiction named above and is governed by the laws of that jurisdiction.

We agree to pay the death benefit prior to the Annuity Date upon the death of an Owner or an Annuitant when a death benefit is payable.

This Certificate is issued under the Contract. This Certificate summarizes the applicable principal provisions of the Contract, not all of which are set out in this Certificate. This Certificate is subject to the terms of the Contract, which alone constitutes the entire Contract between the Company and the contractholder.

This Certificate constitutes evidence of coverage under the Contract if we have received the Owner’s application and Purchase Payment. The benefits and provisions described in the following pages are subject in all respects to the terms and conditions of the Contract.

Secretary	President

GROUP FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY CERTIFICATE

NON-PARTICIPATING

BENEFITS, PAYMENTS AND VALUES PROVIDED BY THIS CERTIFICATE, WHEN BASED UPON THE INVESTMENT PERFORMANCE OF THE SUBACCOUNT(S), ARE VARIABLE AND ARE NOT GUARANTEED AS TO U.S. DOLLAR AMOUNT. REFER TO THE VARIABLE ACCOUNT AND ANNUITY PERIOD PROVISIONS FOR A DETERMINATION OF ANY VARIABLE BENEFITS.

THIS IS A LEGAL CONTRACT BETWEEN THE OWNER AND KEMPER INVESTORS LIFE INSURANCE COMPANY.

READ THIS CERTIFICATE CAREFULLY.

Page
Misstatement of Age of Sex	87
Basis of Annuity Options	87
Disbursement Upon Death of Payee: Under Options 1 or 3	87
Protection of Benefits	87
Creditors	87
ANNUITY OPTION TABLES	87
ENDORSEMENTS, if any

CERTIFICATE SCHEDULE

DESCRIPTION OF PLAN: GROUP FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY

CERTIFICATE NUMBER: [1234567]                                 ISSUE DATE: [JANUARY 1, 2008]

ISSUED UNDER GROUP VARIABLE ANNUITY CONTRACT KIL100-100 ISSUED TO [WILMINGTON TRUST COMPANY] IN THE STATE OF DELAWARE

ANNUITANT: [JOHN DOE]                         CONTINGENT ANNUITANT: [JANE DOE]

SEX: [MALE]                                                      SEX: [FEMALE]

ANNUITANT ISSUE AGE: [35]                                     CONTINGENT ANNUITANT ISSUE AGE: [35]

ANNUITY DATE: [JANUARY 1, 2038]

MAXIMUM AGE AT ANNUITIZATION: [91]

OWNER: [JOHN DOE]                                                      JOINT OWNER: [JANE DOE]

BENEFICIARY(IES):

PRIMARY: [SURVIVING JOINT OWNER]

CONTINGENT: [NONE]

REPRESENTATIVE: [BOB BOUSSARD]

VARIABLE ACCUMULATION UNDER:

[Portfolios]

CERTIFICATE SCHEDULE

QUALIFIED OR NONQUALIFIED PLAN [NONQUALIFIED]

MINIMUM INITIAL PURCHASE PAYMENT	[$	20,000	]*

INITIAL PURCHASE PAYMENT	[$	50,000	]*

MINIMUM SUBSEQUENT PURCHASE PAYMENT	[$	10,000	]*

MAXIMUM TOTAL PURCHASE PAYMENTS	[$	1,000,000	]*

* IN U.S. DOLLARS

INITIAL ALLOCATION OF PURCHASE PAYMENT

ALLOCATION PERCENTAGE

RECORDS MAINTENANCE CHARGE: [$30 PER CERTIFICATE YEAR]

WE WILL ASSESS AN ANNUAL RECORDS MAINTENANCE CHARGE OF [$30] ON EACH CERTIFICATE ANNIVERSARY AND ON THE DATE OF SURRENDER OR ON THE ANNUITY DATE. HOWEVER, IF THE CERTIFICATE VALUE IS GREATER THAN OR EQUAL TO $50,000 ON SUCH DATE, WE WILL NOT ASSESS THE CHARGE. WE WILL NOT ASSESS THIS CHARGE AFTER THE ANNUITY DATE.

SURRENDER CHARGE TABLE:

YEARS ELAPSED SINCE CERTIFICATE ISSUE DATE	RATE

LESS THAN ONE	7.00%
ONE BUT LESS THAN TWO	6.00%
TWO BUT LESS THAN THREE	5.00%
THREE BUT LESS THAN FOUR	4.00%
FOUR BUT LESS THAN FIVE	3.00%
FIVE BUT LESS THAN SIX	2.00%
SIX BUT LESS THAN SEVEN	1.00%
SEVEN OR MORE	0.00%

THE SURRENDER CHARGE PERCENTAGES ARE APPLIED PRO RATA ACROSS ALL SUBACCOUNTS TO WHICH THE OWNER HAS ALLOCATED CERTIFICATE VALUE, UNLESS THE CERTIFICATE OWNER SPECIFIES OTHERWISE. A FREE PARTIAL WITHDRAWAL EQUAL TO 10% OF THE CERTIFICATE VALUE IS AVAILABLE EACH CERTIFICATE YEAR WITHOUT INCURRING A SURRENDER CHARGE.

CERTIFICATE SCHEDULE

OTHER CHARGES

MORTALITY AND EXPENSE RISK CHARGES
PRIOR TO ANNUITIZATION, THE RATE OF MORTALITY AND EXPENSE RISK CHARGES IS DETERMINED ON EACH MONTHLY DUE DATE BASED ON CERTIFICATE VALUE LEVELS, AS FOLLOWS:

ON CERTIFICATE VALUE LESS THAN $[500,000]:	[1.250% ANNUALLY]

ON CERTIFICATE VALUE EQUAL TO OR GREATER THAN $[500,000], BUT LESS THAN $[1,000,000]:	[0.650% ANNUALLY]
ON CERTIFICATE VALUE EQUAL TO OR GREATER THAN $[1,000,000], BUT LESS THAN $[5,000,000]: ANNUALLY]	[0.5375%

ON CERTIFICATE VALUE EQUAL TO OR GREATER THAN $[5,000,000]:	[0.400% ANNUALLY]

A BLENDED MORTALITY AND EXPENSE RISK CHARGE RATE IS DETERMINED, AND THE RESULTING MORTALITY AND EXPENSE RISK CHARGE IS DEDUCTED ON THE MONTHLY DUE DATE BY CANCELING ACCUMULATION UNITS ON A PRO RATA BASIS ACROSS ALL SUBACCOUNTS.

FOR VARIABLE ANNUITY OPTIONS, THE MORTALITY AND EXPENSE RISK CHARGE RATE IS SET AT THE RATE LAST CHARGED PRIOR TO ANNUITIZATION. THE MORTALITY AND EXPENSE RISK CHARGE RATE IS DEDUCTED ON A DAILY BASIS AND REDUCES ANNUITY UNIT VALUE(S).

ADMINISTRATION CHARGE:	[0.150% ANNUALLY]

THE ADMINISTRATION CHARGE IS ASSESSED ON A DAILY BASIS AND REDUCES ACCUMULATION UNIT VALUE(S) DURING THE ACCUMULATION PERIOD AND REDUCES ANNUITY UNIT VALUE(S) IF A VARIABLE ANNUITY OPTION IS SELECTED.

(THIS PAGE LEFT INTENTIONALLY BLANK.)

DEFINITIONS

Accumulation Period—The period between the Issue Date and the Annuity Date.

Accumulation Unit—An accounting unit of measure used to calculate the value of each Subaccount.

Administration Charge—A charge deducted in the calculation of the Accumulation Unit value and the Annuity Unit Value for a portion of our administrative costs.

Age—The attained age of the Annuitant, Payee, or Owner.

Anniversary Value—The Certificate Value calculated on each Certificate Anniversary during the Accumulation Period.

Annuitant—The person during whose lifetime the Annuity is to be paid. You may not change the person named as the Annuitant.

Annuity—A series of payments which begins on the Annuity Date.

Annuity Contact Center—Our Annuity Contact Center may be reached regarding transactions and questions about this Certificate. The address of our Annuity Contact Center is [Global Advantage Portfolio Service Team, PO Box 19097, Greenville, South Carolina, 29602-9097]. The overnight address is: [Global Advantage Portfolio Service Team, 2000 Wade Hampton Boulevard, Greenville, SC 29615-1064]. [IBM Business Transformation Outsourcing Insurance Service Corporation] is the administrator of this Certificate. You may call the Annuity Contact Center toll-free at [1-800-449-0523].

Annuity Date—The date on which this Certificate matures and the date the supplementary agreement is effective. The original Annuity Date is stated in the Certificate Schedule. The Annuity Date must be at least one year from the Issue Date and no later than the maximum age at annuitization as stated in the Certificate Schedule. The Owner may change the Annuity Date, but not beyond the maximum age.

Annuity Period—The period that starts on the Annuity Date.

Annuity Unit—An accounting unit of measure used to calculate the amount of Variable Annuity payments after the first Annuity payment.

Annuity Unit Value—The value of an Annuity Unit of a Subaccount determined for a Valuation Period according to the formula stated in this Certificate.

Beneficiary—The person you select to receive the death benefit if you or the last surviving Annuitant dies before the Annuity Date. If you name more than one Beneficiary, then each Beneficiary will share equally in any death benefit proceeds unless the Beneficiary designation states otherwise.

Certificate—The Certificate which we issue to the Owner as evidence of his or her rights and benefits under the Contract.

Certificate Anniversary—An anniversary of the Issue Date.

Certificate Owner or Owner—See "You, Your, Yours" below.

Certificate Value—The sum of the Subaccount Values of this Certificate on a Valuation Date.

Certificate Year—A one year period starting on the Issue Date and successive Certificate Anniversaries.

Contingent Annuitant—The person designated by the Owner who becomes the Annuitant if the Annuitant dies prior to the Annuity Date. A Contingent Annuitant may not be elected under a Qualified Plan.

Fund—An investment company or separate portfolio thereof, or other pool of assets, in which the Subaccounts of the Separate Account invest.

General Account—Our assets other than those allocated to the Separate Account or any other separate account.

Investment Experience Factor—The factor we use to determine the value of an Accumulation Unit in each Subaccount at the end of each Valuation Period.

Irrevocable Beneficiary—A Beneficiary whose interest cannot be changed without his or her consent.

Issue Date—The Issue Date stated in the Certificate Schedule. The Issue Date is the date on which we credit the initial Purchase Payment to your Certificate. If the normal Issue Date is the 29th, 30th or 31st of the month, the Issue Date will be the 28th day of that month.

Monthly Deduction—The amount we deduct from the Certificate Value each month on the Monthly Due Date prior to the Annuity Date to pay for Mortality and Expense Risk Charges.

Monthly Due Date—The day of each month when we determine the Monthly Deductions and deduct them from Certificate Value. It is the same date each month as the Issue Date. If there is no business day that coincides with the Issue Date in the calendar month, the Monthly Due Date is the next business day.

Mortality and Expense Risk Charges—Mortality and Expense Risk Charges are for our assumption of mortality risks and expense guarantees and are stated in the Certificate Schedule.

Net Investment Factor—The factor we use to determine the value of an Annuity Unit at the end of each Valuation Period. We determine the Net Investment Factor separately for each Subaccount.

Nonqualified—This Certificate issued other than as a Qualified Plan in accordance with the U.S. Internal Revenue Code, as amended.

Payee—A recipient of periodic payments under this Certificate. This may be an Annuitant or a Beneficiary who becomes entitled to a death benefit payment.

Purchase Payments—The U.S. dollar amount we receive, less any applicable premium taxes, to buy the benefits this Certificate provides.

Qualified Plan—A Certificate issued under a retirement plan which qualifies for favorable income tax treatment under Section 408 or 408 (a) of the U.S. Internal Revenue Code, as amended.

Received—Received by Kemper Investors Life Insurance Company at its home office in Schaumburg, Illinois, or at such other location as we may designate in writing.

Records Maintenance Charge—A charge assessed against your Certificate on each Certificate Anniversary as specified in the Certificate Schedule.

Separate Account – One or more separate investment accounts of Kemper Investors Life Insurance Company established under Illinois insurance law. The Separate Account may be organized as a unit investment trust and registered with the U.S. Securities and Exchange Commission under the U.S. Investment Company Act of 1940, or it may not have been registered under the Investment Company Act of 1940 in reliance on an exemption therein.

Subaccounts—The Separate Account has several Subaccounts. The Subaccounts available initially under this Certificate are stated in the Certificate Schedule.

Subaccount Value—The value of each Subaccount calculated separately according to the formula stated in this Certificate.

Surrender—The termination of the Certificate at the option of the owner.

U.S.—The United States of America.

Valuation Date—Each business day that applicable U.S. law requires that we value the assets of the Separate Account. Currently this is each day that the New York Stock Exchange is open for trading.

Valuation Period—The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.

Variable Annuity—An Annuity payment plan which varies as to U.S. dollar amount because of Subaccount investment experience.

We, Our, Us—Kemper Investors Life Insurance Company, Schaumburg, Illinois.

Written Notice—A notice you must sign and send to us to request or exercise your rights as owner under this Certificate. To be complete, Written Notice must be in a form we accept, contain the information and documentation that we determine is necessary, and be received by us.

You, Your, Yours—The party(s) named as Owner unless later changed as provided in this Certificate. The Owner is the Annuitant unless a different Owner is named. Under a Nonqualified plan when more than one person is named as Owner, the terms "you," "your," "yours," refer to the joint Owners. The Owner may be changed during the lifetime of the Owner and the Annuitant. The Owner, subject to the rights of any Irrevocable Beneficiary and prior to the Annuity Date or any distribution of any death benefit, has the exclusive right to exercise every option and right conferred by this Certificate.

GENERAL PROVISIONS

The Contract—The Contract, Certificate, any application attached to this Certificate, and any endorsements constitute the entire Contract between the parties.

Modification of Contract—Only our president, secretary and assistant secretaries, acting together, have the power to approve a change or waive any provisions of the Contract or Certificate. Any such modifications must be in writing. No agent or person other than the officers named has the authority to change or waive the provisions of the Contract or Certificate.

Conformity with Law—If any provision of this Certificate conflicts with the laws of a jurisdiction that governs this Certificate, we will amend the provision to conform with such laws.

Certificates—We will issue the Certificate to the Owner as evidence of his or her rights and benefits under the Contract.

Incontestability—We cannot contest the Contract or any Certificate issued under the Contract after the Certificate Issue Date.

Change of Annuity Date—You may write to us prior to distribution of a death benefit or the first Annuity payment date and request a change of the Annuity Date.

Assignment—No assignment under the Contract or Certificate is binding unless we receive it in writing. We assume no responsibility for the validity or sufficiency of any assignment. Once filed, the rights of the Owner, Annuitant and Beneficiary are subject to the assignment. Any claim is subject to proof of interest of the assignee.

Due Proof of Death—We must receive due proof of death of the Owner or the Annuitant when a death benefit is payable.

Due proof of death means:

A certified copy of the death certificate; or

A certified copy from a court of competent jurisdiction as to the finding of death; or

3.	A written statement by the medical doctor who attended the deceased Owner at the time of death; or

4.	Any other proof satisfactory to us.

Reserves, Certificate Values and Death Benefits—All reserves are equal to or greater than those required by statute. Any available Certificate Value and death benefit are not less than the minimum benefits required by the statutes of the state in which this Certificate is issued.

Non-Participating—This Certificate does not pay dividends. It will not share in our surplus or earnings.

Reports—Before the Annuity Date we will send you a statement at least once each Certificate Year showing Purchase Payments received, investment experience, and charges made since the last report, as well as any other information required by applicable U.S. law or regulation.

Premium Taxes—We will make a deduction for state premium taxes in certain situations. On any Certificate subject to premium tax, as provided under applicable U.S. law, the tax will be deducted. Premium tax due and paid by us prior to annuitization will be deducted at the percentage that was applicable prior to annuitization.

Qualified Plans—If this Certificate is issued under a Qualified Plan additional provisions may apply. The rider or amendment to this Certificate used to qualify it under the applicable section of the U.S. Internal Revenue Code will indicate the extent of change in the provisions.

OWNERSHIP PROVISIONS

Owner—This Certificate belongs to the owner named in the application. The Annuitant is the original Owner unless the application specifies otherwise. Before the Annuity Date or any distribution of death benefit, you have the right to cancel or amend this Certificate if we agree. You may exercise every option and right conferred by this Certificate, including the right of assignment. Joint Owners must agree to any change if more than one Owner is named.

Change of Ownership—You may change the Certificate Owner by sending us Written Notice at any time while the Annuitant is alive. You must furnish information sufficient to clearly identify the new Owner to us. The change is subject to any existing assignment of this Certificate. When we record the effective date of the change, it will be the date the Written Notice was signed, except for action taken by us prior to receiving the request. We are not liable for any actions we take before we receive Written Notice. Any change is subject to the payment of any proceeds. We may require you to return this Certificate to us for endorsement of a change.

Beneficiary Designation and Change of Beneficiary

A Beneficiary must be designated initially. You may change the Beneficiary if you send us a written change form. Changes are subject to the following:

1.	The change must be filed while the Annuitant is alive and prior to the Annuity Date;

2.	This Certificate must be in force at the time you file a change;

3.	Such change must not be prohibited by the terms of an existing assignment, Beneficiary designation or other restriction;

4.	Such change will take effect when we receive it;

5.	After we receive the change, it will take effect on the date the change form was signed. However, action taken by us before the change form was received will remain in effect;

6.	The request for change must provide information sufficient to identify the new Beneficiary; and

7.	We are not liable for any actions we take before we receive Written Notice.

We may require you to return this Certificate for endorsement of a change.

The interest of a Beneficiary who dies before the distribution of the death benefit will pass to the other beneficiaries, if any, share and share alike, unless otherwise provided in the Beneficiary designation. If no Beneficiary survives or is named, the distribution will be made to your estate when you die; or to the estate of the Annuitant upon the death of the Annuitant if you are not also the Annuitant. If a Beneficiary dies within ten days of the date of your death, the death benefit will be paid as if you had survived the Beneficiary. If a

Beneficiary dies within ten days of the death of the Annuitant, and you are not the Annuitant, we will pay the death benefit as if the Annuitant survived the Beneficiary. If you, the Annuitant, and the Beneficiary die simultaneously, we will pay the death benefit as if you had survived the Annuitant and the Beneficiary.

PURCHASE PAYMENT PROVISIONS

Purchase Payment Limitations—The minimum and maximum initial and subsequent Purchase Payment limits are shown in the Certificate Schedule.

The minimum Purchase Payment allocation to a Subaccount is $500.

We reserve the right to waive or modify these limits.

Place of Payment—All Purchase Payments under the Contract must be paid to us at our home office or at such other location as we may designate in writing.

VARIABLE ACCOUNT PROVISIONS

Separate Account—The variable benefits under the Contract are provided through the Separate Account. The Separate Account is either registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, or it is not registered under the Investment Company Act of 1940 in reliance on an exemption therein. It is a separate investment account maintained by us into which a portion of our assets has been allocated for the Contract and may be allocated for certain other contracts.

Liabilities of Separate Account—The assets equal to the reserves and other liabilities of the Separate Account will not be charged with liabilities arising out of any other business we may conduct. We will value the assets of the Separate Account on each Valuation Date.

Subaccounts—The Separate Account consists of several Subaccounts. The initial Subaccounts available under this Certificate are shown in the Certificate Schedule. We may, from time to time, combine or remove Subaccounts in the Separate Account and establish additional Subaccounts of the Separate Account. In such event, we may permit you to select other Subaccounts under this Certificate. However, the right to select any other Subaccount is limited by the terms and conditions we may impose on such transactions.

Fund—Each Subaccount of the Separate Account will buy shares of, or other ownership interests in, a portfolio of a Fund. Each Fund is either registered under the Investment Company Act of 1940 as an open-end management investment company or is not registered under the Investment Company Act of 1940 in reliance on an exemption therein. Each portfolio of a Fund represents a separate investment portfolio which corresponds to one of the Subaccounts of the Separate Account.

If we establish additional Subaccounts, each new Subaccount will invest in a new portfolio of a Fund or in shares of, or other ownership interests in, another investment company. We may also substitute other investment companies.

Rights Reserved by the Company—We reserve the right, subject to compliance with the current U.S. law or as it may be changed in the future:

To operate the Separate Account in any form permitted under the U.S. Investment Company Act of 1940 or in any other form permitted by U.S. law;

2.	To take any action necessary to comply with or obtain and continue any exemptions from the U.S. Investment Company Act of 1940 or to comply with any other applicable U.S. law;

3.	To transfer any assets in any Subaccount to another Subaccount or to one or more separate accounts, or the General Account, to make additional separate accounts available under the Contract, or to add, combine, substitute or remove Subaccounts in the Separate Account;

4.	To delete the shares of any of the portfolios of a Fund or any other open-end investment company and to substitute, for the Fund shares held in any Subaccount, the shares of another portfolio of a Fund or the shares of another investment company or any other investment permitted by U.S. law;

5.	To alter the investment objectives or permissible investments in any Subaccount; and

6.	To change the way we assess charges, but not to increase the aggregate amount above that currently charged to the Separate Account and the Funds in connection with the Contract.

When required by U.S. law, we will obtain your approval of such changes and the approval of any regulatory authority.

Accumulation Unit Value—Each Subaccount has an Accumulation Unit value. When Purchase Payments or other amounts are allocated to a Subaccount, a number of units are purchased based on the Accumulation Unit value of the Subaccount at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of or deducted from a Subaccount, units are redeemed in a similar manner. The value of a Subaccount on any Valuation Date is the number of units held in the Subaccount times the Accumulation Unit value on that Valuation Date.

The Accumulation Unit value for each subsequent Valuation Period is the Investment Experience Factor for that period multiplied by the Accumulation Unit value for the period immediately preceding. Each Valuation Period has a single Accumulation Unit value that is applied to each day in the period. The number of Accumulation Units will not change as a result of investment experience.

Investment Experience Factor—Each Subaccount has its own Investment Experience Factor. The investment experience of each Subaccount is calculated by applying the Investment Experience Factor to the value in each Subaccount at the end of each Valuation Period.

The Investment Experience Factor of a Subaccount for a Valuation Period is determined by dividing 1. by 2. and subtracting 3. from the result, where:

1.	Is the net result of:

the net asset value per share of the investment held in the Subaccount determined at the end of the current Valuation Period; plus the per share amount of any dividend or capital gain distributions made by the investments held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus a credit or charge for any taxes reserved for the current Valuation Period which we determine resulted from the investment operations of the Subaccount;

2.	Is the net asset value per share of the investment held in the Subaccount, determined at the end of the last Valuation Period; and

3.	Is the factor representing the deduction for the Administration Charge, stated in the Certificate Schedule, for the number of days in the Valuation Period.

TRANSFER AND WITHDRAWAL PROVISIONS

Transfers During the Accumulation Period—During the Accumulation Period, you may direct the transfer of all or part of the Certificate Value to another Subaccount.

Transfers will be subject to the following conditions:

The minimum amount which may be transferred is $100 or, if smaller, the remaining value in a Subaccount;

No partial transfer will be made if the remaining Certificate Value of any Subaccount will be less than $500, unless the transfer will eliminate your interest in such Subaccount;

No transfer may be made within seven calendar days of the date on which the first Annuity payment is due; and

We reserve the right to charge $25 for each transfer in excess of 12 in a Certificate Year.

We will transfer amounts attributable to Purchase Payments and all related accumulations received in a given Certificate Year, in the chronological order we received such Purchase Payments.

Any transfer request must clearly specify:

The amount which is to be transferred; and

2.	The names of the Subaccounts which are affected.

We reserve the right at any time and without notice to any party, to terminate, suspend, or modify these transfer rights.

Withdrawals During the Accumulation Period—During the Accumulation Period, you may withdraw all or part of the Certificate Value reduced by any surrender charge and applicable premium taxes. We must receive Written Notice that indicates the amount of the withdrawal from each Subaccount. You must return this Certificate to us if you elect a total withdrawal.

Withdrawals are subject to the following conditions:

Each withdrawal must be at least $100 or the value that remains in the Subaccount, if smaller;

A minimum of $500 must remain in the Subaccount after you make a withdrawal, unless the Subaccount is eliminated by such withdrawal; and

The maximum you may withdraw from any Subaccount is the value of the respective Subaccount less the amount of any surrender charge.

Surrender Charges—Surrender charges are shown in the Certificate Schedule and are calculated as follows:

1.	All amounts to be withdrawn and any applicable surrender charges will be deducted pro rata across all Subaccounts to which the Owner has allocated Certificate Value, unless the Owner specifies otherwise.

2.	Any amount withdrawn which is not subject to a surrender charge will be considered a Free Partial Withdrawal.

Surrender—You may send us Written Notice to surrender this Certificate for its Certificate Value as calculated at the end of the business day when we receive your request, unless you specify a later business day in your request.

The amount we pay when you surrender this Certificate equals:

The Certificate Value as of the surrender date; minus

Any surrender charges as of such date; minus

A pro rata portion of the Monthly Deduction; minus

4.	Any premium taxes not previously deducted; and minus

5.	The Records Maintenance Charge.

Upon surrender, we will have no further obligation under this Certificate and this Certificate will terminate.

Transfer and Withdrawal Procedures—We will redeem the necessary number of Accumulation Units to achieve the U.S. dollar amount when a withdrawal or transfer is made from a Subaccount. We will reduce the number of Accumulation Units credited in each Subaccount by the number of Accumulation Units redeemed. The reduction in the number of Accumulation Units is determined based on the Accumulation Unit value at the end of the Valuation Period when we receive the request, provided the request contains all required information. We will pay the amount within seven calendar days after the date we receive the request, except as provided below.

Deferment of Withdrawal or Transfer—We may suspend the right of withdrawal or transfer or delay payment more than seven calendar days:

1.	During any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

2.	When trading in the markets normally utilized is restricted, or an emergency exists as determined by the Securities and Exchange Commission, so that disposal of investments or determination of the Accumulation Unit value is not practical; or

3.	For such other periods as the Securities and Exchange Commission by order may permit for protection of Owners.

DEATH BENEFIT PROVISIONS

Amount Payable Upon Death—We compute the death benefit at the end of the Valuation Period following our receipt of due proof of death and the return of this Certificate.

If death occurs prior to the deceased attaining age 91, we will pay the greater of:

101% of the Certificate Value, or

2.	All Purchase Payments made, less any withdrawals. The death benefit will decrease in the same proportion as any withdrawal(s) from Certificate Value.

We will pay the Certificate Value if death occurs at age 91 or later.

Contingent Annuitant—If a Contingent Annuitant is named, the Contingent Annuitant will become the Annuitant on the death of the Annuitant. If the Contingent Annuitant is not alive at the date of the Annuitant’s death, or if the Contingent Annuitant dies within ten days of the Annuitant’s death, this Contingent Annuitant provision will not apply.

Payment of Death Benefits—A death benefit will be paid to the designated Beneficiary upon any of the following events during the Accumulation Period:

1.	The death of the Owner or a joint Owner,

2.	The death of any Annuitant. However, if a Contingent Annuitant is named and survives the Annuitant, the death of the Contingent Annuitant but only if:

(i) no Owner or joint Owner is a non-natural person, and

(ii) the Annuitant is not an Owner or a joint Owner.

We will pay the death benefit to the Beneficiary when we receive due proof of death. We will then have no further obligation under this Certificate.

We will pay the death benefit in a lump sum. This sum may be deferred for up to five years from the date of death.

Instead of a lump sum payment, the Beneficiary may elect to have the death benefit distributed as stated in Options 1, 2, 4 or 5 for a period not to exceed the Beneficiary's life expectancy; or Options 3 or 5 (if no guaranteed period is selected) based upon the life expectancy of the Beneficiary as prescribed by U.S. federal regulations. The Beneficiary must make this choice within sixty days of the time we receive due proof of death, and distribution must commence within one year of the date of death.

If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death. Distribution of the death benefit must start within one year after your death. It may start later if prescribed by U.S. federal regulations.

If the primary Beneficiary is the surviving spouse when you die, the surviving spouse may elect to be the successor Owner of this Certificate, and shall become the Annuitant if no Annuitant or Contingent Annuitant is living at the time of your death. There will be no requirement to start a distribution of death benefits.

In all events, this Certificate will be administered in accordance with Section 72(s) or Section 401(a)(9) of the U.S. Internal Revenue Code of 1986, as applicable.

ANNUITY PERIOD PROVISIONS

Election of Annuity Option—We must receive an election of an Annuity option by Written Notice. You may make an election before the Annuity Date, provided the Annuitant is alive. The Annuitant may make an election on the Annuity Date unless you have restricted the right to make such an election. The Beneficiary may make an election when we pay the death benefit.

An election will be revoked by:

A subsequent change of Beneficiary; or

An assignment of this Certificate, unless the assignment provides otherwise.

Subject to the terms of the death benefit provision, the Beneficiary may elect to have the death benefit remain with us under one of the Annuity options. The guaranteed period under Options 1, 2, 4 or 5 cannot exceed the Beneficiary’s life expectancy.

If an Annuity option is not elected, an Annuity will be paid under Option 4 for a guaranteed period of ten years and for as long thereafter as the Annuitant is alive.

On the Annuity Date, we will use the Certificate Value minus any applicable surrender charges, minus a pro rata portion of the Monthly Deduction, minus the Records Maintenance Charge (unless waived) and minus any premium taxes not previously deducted to calculate your first Annuity payment under the Annuity option you select.

If the total Certificate Value is applied under one of the Annuity options, this Certificate must be surrendered to us.

An Annuity option cannot be changed after the first Annuity payment is made.

If Option 1 or Option 2 is selected, current fixed annuity rates will be used if they produce payments greater than those otherwise derived from the fixed annuity option tables. The first monthly Variable Annuity payment is derived from the Variable Annuity option tables that form a part of this Certificate. The age in the tables is the age of the Payee on the last birthday before the first payment is due. You may select any option available.

The option selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity option is chosen. If at any time the payments are less than the minimum payment, we have the right to increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to the minimum payment or to make payment in one lump sum. The minimum payment amount must be at least $50 per payment.

Surrender Charge—A surrender charge shall be applied as shown in the Certificate Schedule. The surrender charge is waived when the Owner elects an Annuity option which provides either an income benefit period of five years or more or a benefit under which payment is contingent on the life of the Payee(s).

Other Options—We may make other Annuity options available. Payments are also available on a quarterly, semi-annual or annual basis.

Supplementary Agreement—A supplementary agreement will be issued to reflect payments that will be made under an Annuity option. If payment is made as a death benefit distribution, the effective date of the supplementary agreement will be the date of death, and monthly payments under the supplementary agreement will begin one month after the date of death. Otherwise, the effective date of the supplementary agreement will be the Annuity Date, and monthly payments under the supplementary agreement will begin one month after the Annuity Date.

Fixed Annuity Options

Option 1, 10 Year Certain Single Life Annuity—We will make monthly payments for 10 years, or for as long as the Payee lives. If upon the death of the Payee, payments have been made for less than 10 years, the remaining payments will be made to the Payee’s beneficiary.

Option 2, 10 Year Certain, Joint and Survivor Annuity—We will pay the full monthly income for 10 years, or while both Payees are alive. Upon the death of either Payee, we will continue to pay the surviving Payee a percentage of the original monthly payment. The percentage payable to the surviving Payee must be selected at the time the annuity option is chosen. The percentages available are 50%, 66 2/3%, 75%, and 100%. If upon death of both annuitants, payments have been made for less than 10 years, the remaining payments will be made to the Payee’s beneficiary.

Variable Annuity Options

The Annuity may be paid as a Variable Annuity. The Annuity payment will reflect the investment performance of the Subaccounts in accordance with the allocation of the Certificate Value existing on the seventh calendar day before the first Annuity payment due date. Allocations will not be changed thereafter, except as provided in the Transfers During the Annuity Period provision of this Certificate.

Option 3, Life Annuity—We will make monthly payments while the Payee is alive. When the Payee dies, we will stop making monthly payments, with the last payment due prior to the Payee’s death.

Option 4, Life Annuity with Installments Guaranteed—We will make monthly payments for a guaranteed period and thereafter while the Payee is alive. The guaranteed period must be selected at the time the Annuity option is chosen. The guaranteed periods available are 5, 10, 15 and 20 years. Upon the death of the Payee on or after the Annuity Date, we will pay any remaining guaranteed payments to the Payee’s beneficiary.

Option 5, Joint and Survivor Annuity—We will pay the full monthly income for the guaranteed period, if selected, and thereafter while both Payees are alive. Upon the death of either Payee, we will continue to pay the surviving Payee a percentage of the original monthly payment. If upon the death of both Payees payments have been made for less than the guaranteed period selected, the remaining payments will be made to the Payee’s beneficiary. The percentage payable to the surviving Payee must be selected at the time the Annuity option is chosen. The percentages available are 50%, 66 2/3%, 75%, and 100%. The guaranteed periods available, if selected, are 5, 10, 15 and 20 years.

The Certificate Value, at the end of the Valuation Period preceding the Valuation Period that includes the date on which the first Annuity payment is due, is first reduced by any surrender charge, Records Maintenance Charge, charges for other benefits, a pro rata portion of the Monthly Deduction and premium taxes that apply, if any. The value that remains is used to determine the first monthly Annuity payment. For Variable Annuity Options, the Mortality and Risk Expense Charge rate is set at the rate last charged prior to annuitization. The Mortality and Expense Risk Charge and the Administrative Charge are charged on a daily basis and reduce Annuity Unit Value(s).

The U.S. dollar amount of subsequent payments may increase or decrease depending on the investment experience of each Subaccount. The number of Annuity Units per payment will remain fixed for each Subaccount unless a transfer is made. If a transfer is made, the number of Annuity Units per payment will change.

The number of Annuity Units for each Subaccount is calculated by dividing a. by b. where:

is the amount of the monthly payment that can be attributed to that Subaccount; and

b.	is the Annuity Unit Value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

Monthly Annuity payments, after the first payment, are calculated by summing up, for each Subaccount, the product of a. times b. where:

is the number of Annuity Units per payment in each Subaccount; and

is the Annuity Unit Value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

After the first payment, we guarantee that the U.S. dollar amount of each Annuity payment will not be affected adversely by actual expenses or changes in mortality experience from the expense and mortality assumptions on which we based the first payment.

Annuity Unit Value—The value of an Annuity Unit for each Subaccount at the end of each Valuation Period is determined by multiplying the result of a. times b. by c. where:

a.	is the Annuity Unit Value for the immediately preceding Valuation Period; and

b.	is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated; and

c.	is the interest factor of .99993235 per calendar day of such subsequent Valuation Period to offset the effect of the assumed annual interest rate of 2.5% used in the Variable Annuity option tables.

Net Investment Factor—Each Subaccount has its own Net Investment Factor. The investment experience of each Subaccount is calculated by applying the Net Investment Factor to the value in each Subaccount at the end of each Valuation Period.

The Net Investment Factor of a Subaccount for a Valuation Period is determined by dividing 1. by 2. and subtracting 3. from the result, where:

1. Is the net result of:

the net asset value per share of the investment held in the Subaccount determined at the end of the current Valuation Period; plus the per share amount of any dividend or capital gain distributions made by the investments held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus a credit or charge for any taxes reserved for the current Valuation Period which we determine resulted from the investment operations of the Subaccount;

2.	Is the net asset value per share of the investment held in the Subaccount, determined at the end of the last Valuation Period; and

3.	Is the factor representing the deductions for the Mortality and Expense Risk Charge and Administration Charge, stated in the Certificate Schedule, for the number of days in the Valuation Period.

Transfers During the Annuity Period—A transfer may be made subject to the following:

1.	The Payee must send us Written Notice;

2.	One transfer is permitted each twelve month period from the Annuity Date. We must receive Written Notice of such transfer at least thirty days prior to the effective date of the transfer;

3.	A Payee may not have more than five Subaccounts before or after any transfer;

4.	At least $1,000 of Annuity Unit Value or annuity reserve value must be transferred from a Subaccount; and

5.	At least $1,000 of Annuity Unit Value or annuity reserve value must remain in the Subaccount from which the transfer was made.

When a transfer is made between Subaccounts, the number of Annuity Units per payment attributable to a Subaccount to which transfer is made is equal to a. multiplied by b. divided by c., where:

is the number of Annuity Units per payment in the Subaccount from which transfer is being made;

is the Annuity Unit Value for the Subaccount from which the transfer is being made; and

is the Annuity Unit Value for the Subaccount to which transfer is being made.

All amounts and Annuity Unit Values are determined as of the end of the Valuation Period preceding the effective date of the transfer.

We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer privileges.

Effective Date of First Payment—The first payment will be made one month after the Annuity Date. Interest begins to accrue on the Annuity Date. For purposes of this provision, if the Annuity Date falls on the 29th, 30th, or 31st of the month, interest will begin to accrue on the 28th day of that month.

Evidence of Age, Sex and Survival—We may require satisfactory evidence of the age, sex and the continued survival of any person on whose life the income is based.

Misstatement of Age or Sex—If the age or sex of the Payee has been misstated, the amount payable under this Certificate will be such as the Purchase Payments sent to us would have purchased at the correct age or sex. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under this Certificate.

Basis of Annuity Options—The guaranteed monthly payments for fixed annuity options are based on an interest rate of 1.00% per year and the “Annuity 2000 Valuation Table" developed by the U.S. Society of Actuaries, projected using 100% Projection Scale G for male and 50% Projection Scale G for female. We also have available Variable Annuity payment options. The first payment under such Variable Annuity payment options is based on an assumed annual interest rate of 2.50%.

Disbursement Upon Death of Payee Under Options 1, 2, 4 or 5—When the Payee under Options 1 or 4 (or the last surviving Payee under Options 2 or 5) dies, if the Payee’s beneficiary is a natural person, we will automatically continue any unpaid installments for the remainder of the elected period under Option 1 or Option 4 to the Payee’s beneficiary. If Options 4 or 5 are selected, upon receipt of Written Notice, we will pay the value of the remaining Annuity Units on the date we receive Written Notice.

Protection of Benefits—Unless otherwise provided in the supplementary agreement, the Payee may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any payment.

Creditors—The proceeds of the Contract and Certificate and any payment under an Annuity option will be exempt from the claims of creditors and from legal process to the extent permitted by U.S. law.

ANNUITY OPTION TABLES

FIXED ANNUITY OPTION TABLES

SINGLE LIFE ANNUITY

120 Monthly Payments Guaranteed

Guaranteed monthly payments per $1,000 of proceeds.

Age	Male Payee	Female Payee	Age	Male Payee	Female Payee
35	1.99	1.98	61	3.44	3.34
40	2.15	2.13	62	3.54	3.43
45	2.36	2.32	63	3.65	3.54
50	2.61	2.56	64	3.76	3.64
51	2.67	2.62	65	3.88	3.76
52	2.73	2.67	66	4.00	3.87
53	2.79	2.73	67	4.13	4.00
54	2.86	2.80	68	4.27	4.13
55	2.93	2.86	69	4.42	4.28
56	3.00	2.93	70	4.57	4.43
57	3.08	3.00	75	5.40	5.30
58	3.16	3.08	80	6.37	6.34
59	3.25	3.16	85	7.33	7.36
60	3.34	3.25	90	8.14	8.15

JOINT AND 50% SURVIVOR ANNUITY

120 Monthly Payments Guaranteed

Guaranteed monthly payments per $1,000 of proceeds.

Age	Age of Female Payee
Male Payee	35	40	45	50	55	60	65	70	75	80	85	90
35	1.98	2.06	2.14	2.24	2.35	2.47	2.60	2.75	2.89	3.03	3.13	3.20
40	2.06	2.14	2.24	2.34	2.46	2.59	2.74	2.90	3.07	3.22	3.34	3.41
45	2.15	2.24	2.34	2.46	2.59	2.74	2.90	3.08	3.27	3.44	3.58	3.66
50	2.25	2.35	2.46	2.59	2.74	2.90	3.09	3.29	3.51	3.71	3.86	3.96
55	2.36	2.47	2.60	2.74	2.90	3.09	3.30	3.53	3.78	4.02	4.20	4.32
60	2.49	2.61	2.75	2.91	3.09	3.30	3.54	3.82	4.11	4.39	4.61	4.75
65	2.62	2.76	2.91	3.09	3.30	3.54	3.83	4.15	4.49	4.83	5.09	5.27
70	2.76	2.91	3.09	3.29	3.53	3.81	4.13	4.51	4.92	5.32	5.65	5.87
75	2.90	3.06	3.26	3.48	3.75	4.07	4.44	4.88	5.37	5.85	6.25	6.52
80	3.02	3.20	3.41	3.66	3.96	4.31	4.74	5.24	5.80	6.37	6.85	7.17
85	3.12	3.31	3.54	3.80	4.13	4.51	4.98	5.54	6.17	6.82	7.37	7.73
90	3.18	3.38	3.62	3.90	4.24	4.65	5.15	5.75	6.43	7.14	7.75	8.16

JOINT AND 66 2/3% SURVIVOR ANNUITY

120 Monthly Payments Guaranteed

Guaranteed monthly payments per $1,000 of proceeds.

Age	Age of Female Payee
Male Payee	35	40	45	50	55	60	65	70	75	80	85	90
35	1.92	1.99	2.06	2.13	2.20	2.27	2.35	2.43	2.51	2.58	2.63	2.66
40	1.99	2.07	2.15	2.23	2.32	2.41	2.50	2.59	2.68	2.76	2.82	2.85
45	2.06	2.15	2.25	2.35	2.46	2.56	2.67	2.78	2.89	2.98	3.05	3.09
50	2.13	2.24	2.35	2.48	2.60	2.73	2.87	3.00	3.13	3.24	3.33	3.38
55	2.21	2.33	2.46	2.60	2.76	2.92	3.09	3.26	3.42	3.56	3.67	3.73
60	2.28	2.41	2.56	2.73	2.92	3.12	3.33	3.55	3.76	3.94	4.08	4.16
65	2.36	2.50	2.67	2.86	3.08	3.33	3.60	3.88	4.16	4.40	4.59	4.70
70	2.44	2.59	2.77	2.99	3.24	3.53	3.86	4.22	4.59	4.93	5.19	5.34
75	2.51	2.67	2.87	3.10	3.38	3.71	4.11	4.55	5.03	5.49	5.84	6.07
80	2.57	2.74	2.95	3.20	3.50	3.87	4.32	4.85	5.44	6.03	6.51	6.82
85	2.62	2.80	3.01	3.27	3.59	3.99	4.47	5.07	5.76	6.48	7.08	7.49
90	2.65	2.83	3.05	3.32	3.66	4.07	4.58	5.22	5.98	6.79	7.51	8.00

FIXED ANNUITY OPTION TABLES (Continued)

JOINT AND 75% SURVIVOR ANNUITY

120 Monthly Payments Guaranteed

Guaranteed monthly payments per $1,000 of proceeds.

Age	Age of Female Payee
Male Payee	35	40	45	50	55	60	65	70	75	80	85	90
35	1.89	1.95	2.01	2.07	2.13	2.19	2.24	2.30	2.35	2.40	2.43	2.45
40	1.96	2.03	2.11	2.18	2.25	2.33	2.39	2.46	2.52	2.58	2.62	2.64
45	2.02	2.11	2.21	2.30	2.39	2.48	2.57	2.65	2.73	2.79	2.84	2.87
50	2.08	2.19	2.30	2.42	2.54	2.66	2.77	2.88	2.97	3.05	3.11	3.15
55	2.14	2.26	2.39	2.54	2.69	2.84	2.99	3.13	3.26	3.37	3.45	3.49
60	2.19	2.33	2.48	2.65	2.84	3.04	3.24	3.43	3.61	3.76	3.86	3.92
65	2.25	2.39	2.56	2.76	2.98	3.23	3.49	3.76	4.01	4.22	4.37	4.46
70	2.30	2.46	2.64	2.86	3.11	3.41	3.74	4.09	4.45	4.75	4.98	5.12
75	2.35	2.51	2.71	2.94	3.22	3.56	3.96	4.41	4.88	5.32	5.66	5.86
80	2.39	2.56	2.76	3.01	3.31	3.68	4.13	4.67	5.27	5.87	6.35	6.65
85	2.42	2.59	2.81	3.06	3.38	3.77	4.26	4.86	5.58	6.32	6.95	7.37
90	2.44	2.62	2.83	3.10	3.42	3.83	4.34	4.99	5.77	6.63	7.39	7.92

JOINT AND 100% SURVIVOR ANNUITY

120 Monthly Payments Guaranteed

Guaranteed monthly payments per $1,000 of proceeds.

Age	Age of Female Payee
Male Payee	35	40	45	50	55	60	65	70	75	80	85	90
35	1.81	1.86	1.90	1.93	1.95	1.96	1.97	1.98	1.98	1.99	1.99	1.99
40	1.86	1.93	2.00	2.04	2.08	2.11	2.13	2.14	2.15	2.15	2.15	2.15
45	1.90	2.00	2.09	2.16	2.22	2.27	2.30	2.33	2.34	2.35	2.36	2.36
50	1.93	2.05	2.16	2.27	2.37	2.45	2.51	2.55	2.58	2.60	2.61	2.61
55	1.95	2.08	2.22	2.37	2.51	2.63	2.74	2.82	2.87	2.90	2.92	2.93
60	1.96	2.10	2.26	2.44	2.63	2.81	2.98	3.11	3.22	3.28	3.32	3.34
65	1.97	2.11	2.29	2.49	2.72	2.96	3.21	3.44	3.62	3.75	3.83	3.87
70	1.97	2.12	2.31	2.52	2.78	3.08	3.41	3.75	4.05	4.30	4.45	4.53
75	1.98	2.13	2.32	2.54	2.82	3.16	3.56	4.01	4.48	4.88	5.17	5.33
80	1.98	2.13	2.32	2.56	2.85	3.21	3.66	4.21	4.83	5.44	5.91	6.21
85	1.98	2.13	2.32	2.56	2.86	3.24	3.72	4.34	5.09	5.89	6.58	7.05
90	1.98	2.13	2.33	2.56	2.86	3.25	3.75	4.41	5.24	6.18	7.07	7.70

We assume, for purposes of determining fixed annuity payments, that the starting mortality table is the “Annuity 2000 Valuation” table developed by the Society of Actuaries projected with mortality improvement to the year 2020. In addition, we have also assumed generational mortality improvement thereafter. The mortality improvement is projected using 100% Projection Scale G for male and 50% for female. Beginning in 2018, the factors shown on the foregoing tables are set back 1 year every 10 years. In other words, beginning in 2018, a person aged 65 will be guaranteed to receive fixed annuity payments not less than those calculated for a person aged 64. The payments above are monthly with the first monthly payment paid one month after the Annuity Date and are calculated using an assumed annual interest rate of 1%.

The monthly payment for any combination of ages not shown will be provided upon request.

VARIABLE ANNUITY OPTION TABLES

Second and subsequent Variable Annuity payments are based on the investment experience of the Subaccount(s); they are variable and are not guaranteed as to a fixed U.S. dollar amount.

SINGLE LIFE ANNUITY

120 Monthly Payments

First monthly payment per $1,000 of proceeds.

Age	Male Payee	Female Payee	Age	Male Payee	Female Payee
35	2.82	2.81	61	4.24	4.13
40	2.98	2.95	62	4.34	4.22
45	3.18	3.14	63	4.45	4.32
50	3.42	3.36	64	4.56	4.43
51	3.48	3.42	65	4.68	4.54
52	3.54	3.47	66	4.80	4.66
53	3.60	3.53	67	4.93	4.78
54	3.67	3.59	68	5.07	4.91
55	3.74	3.66	69	5.21	5.05
56	3.81	3.73	70	5.36	5.20
57	3.89	3.80	75	6.18	6.06
58	3.97	3.87	80	7.11	7.08
59	4.05	3.95	85	8.04	8.07
60	4.14	4.04	90	8.81	8.83

JOINT AND 50% SURVIVOR ANNUITY

120 Monthly Payments

First monthly payment per $1,000 of proceeds.

Age	Age of Female Payee
Male Payee	35	40	45	50	55	60	65	70	75	80	85	90
35	2.82	2.89	2.98	3.07	3.19	3.33	3.49	3.67	3.86	4.04	4.19	4.28
40	2.90	2.97	3.06	3.17	3.29	3.43	3.60	3.80	4.00	4.20	4.36	4.46
45	2.99	3.07	3.16	3.27	3.41	3.56	3.74	3.95	4.18	4.39	4.57	4.68
50	3.09	3.18	3.28	3.40	3.54	3.71	3.91	4.14	4.38	4.62	4.82	4.94
55	3.21	3.30	3.41	3.55	3.70	3.89	4.11	4.36	4.63	4.90	5.12	5.26
60	3.35	3.45	3.58	3.72	3.89	4.10	4.34	4.62	4.93	5.24	5.49	5.65
65	3.51	3.63	3.76	3.92	4.11	4.34	4.62	4.94	5.29	5.65	5.94	6.13
70	3.69	3.81	3.96	4.14	4.35	4.61	4.92	5.29	5.70	6.11	6.45	6.68
75	3.87	4.00	4.17	4.36	4.60	4.89	5.25	5.66	6.14	6.62	7.02	7.28
80	4.03	4.18	4.36	4.58	4.84	5.16	5.55	6.02	6.56	7.11	7.58	7.89
85	4.17	4.33	4.52	4.75	5.04	5.39	5.81	6.33	6.93	7.55	8.07	8.43
90	4.26	4.43	4.63	4.88	5.18	5.55	6.00	6.56	7.20	7.87	8.44	8.83

VARIABLE ANNUITY OPTION TABLES (Continued)

JOINT AND 66 2/3% SURVIVOR ANNUITY

120 Monthly Payments

First monthly payment per $1,000 of proceeds.

Age	Age of Female Payee
Male Payee	35	40	45	50	55	60	65	70	75	80	85	90
35	2.76	2.82	2.89	2.96	3.04	3.13	3.23	3.33	3.44	3.53	3.61	3.66
40	2.82	2.89	2.97	3.06	3.15	3.25	3.35	3.47	3.59	3.70	3.78	3.83
45	2.89	2.98	3.07	3.16	3.27	3.38	3.51	3.64	3.77	3.89	3.99	4.04
50	2.97	3.06	3.17	3.28	3.40	3.54	3.68	3.84	3.99	4.13	4.24	4.31
55	3.05	3.15	3.27	3.41	3.55	3.72	3.89	4.07	4.26	4.42	4.55	4.63
60	3.14	3.25	3.39	3.54	3.71	3.91	4.12	4.35	4.58	4.78	4.94	5.04
65	3.24	3.36	3.51	3.68	3.88	4.12	4.38	4.66	4.95	5.22	5.42	5.55
70	3.34	3.47	3.63	3.82	4.05	4.33	4.64	5.00	5.37	5.72	5.99	6.16
75	3.43	3.58	3.75	3.96	4.22	4.53	4.90	5.33	5.80	6.25	6.61	6.84
80	3.52	3.67	3.86	4.08	4.36	4.70	5.12	5.63	6.20	6.77	7.24	7.55
85	3.59	3.75	3.94	4.18	4.47	4.84	5.30	5.86	6.52	7.21	7.80	8.19
90	3.64	3.80	4.00	4.24	4.55	4.93	5.42	6.02	6.75	7.52	8.21	8.68

JOINT AND 75% SURVIVOR ANNUITY

120 Monthly Payments

First monthly payment per $1,000 of proceeds.

Age	Age of Female Payee
Male Payee	35	40	45	50	55	60	65	70	75	80	85	90
35	2.73	2.79	2.84	2.91	2.97	3.04	3.11	3.18	3.26	3.33	3.38	3.41
40	2.79	2.86	2.93	3.00	3.08	3.16	3.24	3.33	3.41	3.49	3.54	3.58
45	2.85	2.93	3.02	3.11	3.20	3.30	3.40	3.50	3.60	3.68	3.75	3.79
50	2.91	3.01	3.11	3.22	3.34	3.46	3.58	3.70	3.82	3.92	4.00	4.05
55	2.98	3.08	3.20	3.34	3.48	3.63	3.79	3.94	4.09	4.22	4.31	4.37
60	3.04	3.16	3.30	3.46	3.63	3.82	4.02	4.22	4.42	4.58	4.70	4.78
65	3.11	3.24	3.39	3.57	3.78	4.01	4.27	4.54	4.80	5.03	5.19	5.29
70	3.19	3.32	3.49	3.68	3.92	4.20	4.52	4.86	5.22	5.54	5.78	5.92
75	3.25	3.40	3.57	3.78	4.04	4.36	4.74	5.18	5.64	6.08	6.42	6.64
80	3.31	3.46	3.64	3.87	4.15	4.50	4.93	5.45	6.03	6.61	7.08	7.39
85	3.36	3.51	3.70	3.94	4.23	4.60	5.07	5.65	6.34	7.05	7.67	8.08
90	3.39	3.55	3.74	3.98	4.29	4.67	5.16	5.79	6.54	7.36	8.09	8.60

JOINT AND 100% SURVIVOR ANNUITY

120 Monthly Payments

First monthly payment per $1,000 of proceeds.

Age	Age of Female Payee
Male Payee	35	40	45	50	55	60	65	70	75	80	85	90
35	2.64	2.69	2.73	2.75	2.78	2.79	2.81	2.81	2.82	2.82	2.83	2.83
40	2.69	2.75	2.81	2.86	2.90	2.92	2.95	2.96	2.97	2.98	2.98	2.98
45	2.73	2.81	2.89	2.96	3.03	3.07	3.11	3.14	3.16	3.17	3.18	3.18
50	2.75	2.86	2.96	3.07	3.16	3.24	3.30	3.35	3.38	3.41	3.42	3.43
55	2.77	2.89	3.02	3.16	3.29	3.41	3.52	3.60	3.66	3.70	3.73	3.74
60	2.79	2.91	3.06	3.23	3.40	3.58	3.75	3.89	4.00	4.07	4.12	4.14
65	2.80	2.93	3.09	3.28	3.50	3.73	3.97	4.20	4.39	4.53	4.62	4.66
70	2.80	2.94	3.11	3.32	3.56	3.85	4.17	4.50	4.81	5.06	5.23	5.32
75	2.81	2.95	3.12	3.34	3.61	3.93	4.33	4.77	5.22	5.63	5.92	6.09
80	2.81	2.95	3.13	3.35	3.63	3.99	4.43	4.97	5.58	6.18	6.65	6.95
85	2.81	2.96	3.14	3.36	3.65	4.02	4.50	5.10	5.84	6.62	7.30	7.75
90	2.81	2.96	3.14	3.37	3.66	4.04	4.53	5.18	5.99	6.92	7.78	8.39

We assume, for purposes of determining the first Variable Annuity payment, that the starting mortality table is the “Annuity 2000 Valuation” table developed by the Society of Actuaries projected with mortality improvement to the year 2020. In addition, we have also assumed generational mortality improvement thereafter. The mortality improvement is projected using 100% Projection Scale G for male and 50% for female. Beginning in 2018, the factors shown on the foregoing tables are set back 1 year every 10 years. In other words, beginning in 2018, the first Variable Annuity payment for a person aged 65 will be calculated as if it were the first Variable Annuity payment for a person aged 64. The Variable Annuity payments above are calculated using an assumed annual interest rate of 2.5%. Payments are monthly with the first monthly payment paid one month after the Annuity Date.

The monthly payment for any combination of ages and guaranteed period not shown will be provided upon request.

Kemper Investors Life Insurance Company A Stock Life Insurance Company [1400 American Lane] [Schaumburg, Illinois 60196]

GROUP FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY CERTIFICATE

NON-PARTICIPATING

BENEFITS, PAYMENTS AND VALUES PROVIDED BY THIS CERTIFICATE, WHEN BASED UPON THE INVESTMENT EXPERIENCE OF THE SUBACCOUNT(S), ARE VARIABLE AND ARE NOT GUARANTEED AS TO U.S. DOLLAR AMOUNT. REFER TO THE VARIABLE ACCOUNT AND ANNUITY PERIOD PROVISIONS FOR A DETERMINATION OF ANY VARIABLE BENEFITS.

Appendix C (Fidelity Redemption Fee Examples)

Operation of Fidelity’s Short-Term Redemption Fee on the Initial Class Shares of the Fidelity VIP Energy Portfolio, the Fidelity VIP Health Care Portfolio, and the Fidelity VIP Industrials Portfolio

If you are invested in the Fidelity VIP Energy Subaccount, the Fidelity VIP Health Care Subaccount and/or the Fidelity VIP Industrials Subaccount (each, a “Fidelity Subaccount subject to a redemption fee”), the following applies to you.

If you (or a person who succeeds to your rights in the Contract after your death) transfer, withdraw or surrender your Contract Value in a Fidelity Subaccount subject to a redemption fee, the transaction will be subject to a 1.00% short-term trading fee if and to the extent that the amount redeemed or transferred has been held in that Subaccount for less than 60 days. For this purpose, Contract Value held longest in the Subaccount will be treated as being redeemed first and Contract Value held shortest as being redeemed last.

The redemption fee applies both to one-time transactions and to scheduled periodic transactions, such as Automatic Asset Rebalancing and dollar cost averaging.

The fee will not apply to redemptions taken by Kemper Investors to generate money to pay the Company its Monthly Mortality and Expense Risk Charge or other charges or fees under a Contract. The fee will also not apply to redemptions made to generate money to make scheduled annuity income payments for Contracts no longer in the accumulation period or to any other transactions designated in writing by the Fund as exempt.

Examples: Contracts in Accumulation Period

A. Contract owner purchases a Contract on Day One and purchases 100 units of a Fidelity Subaccount subject to a redemption fee. On Day 58, the Contract owner transfers money within the Contract by redeeming 50 units from the Subaccount. The value of those 50 units at the time of transfer is USD $500.

The redemption fee applies to the entire amount transferred because the entire amount has been held in the Subaccount less than 60 days The redemption fee is USD $5 (1% of USD $500).

B. Contract owner purchases a Contract on Day One and purchases 100 units of a Fidelity Subaccount subject to a redemption fee. On Day 50 Contract owner purchases an additional 50 units of the same Subaccount. On Day 65 Contract owner redeems 125 units at USD $10 each in order to transfer the proceeds to another Subaccount.

The first step is to determine which units are redeemed. Using the first in, first out rule, all 100 units purchased on Day One are redeemed, and 25 of the 50 units purchased on Day 50 are redeemed. The 100 units purchased on Day One are not subject to the redemption fee, but the 25 units purchased on Day 50 are subject to the fee. The value of the units subject to the redemption fee is USD $250 (25 units at USD $10 per unit). The redemption fee is USD $2.50 (1% of USD $250).

Examples: Contracts in Annuity Period

A. On Day One, the Contract owner allocates all of variable annuity income to a Fidelity Subaccount subject to a redemption fee. On Day 58, the Contract owner elects to receive the commuted value of the remaining guarantee period payments under Variable Annuity Option 4 or 5. The commuted value immediately before the commutation is USD $50,000.

The redemption fee applies to the entire amount withdrawn. The redemption fee is USD $500 (1% of USD $50,000).

Appendix D (IRA Disclosure)

Kemper Investors Life Insurance Company A Stock Life Insurance Company [1400 American Lane] [Schaumburg, Illinois 60196]

[SPD Draft 7/30/08]

IRA DISCLOSURE STATEMENT

(Traditional IRA, including SEP IRA)

INTRODUCTION

The following Disclosure Statement explains certain features as to how an Individual Retirement Annuity (IRA) issued by Kemper Investors Life Insurance Company (the Company) operates and is subject to federal taxes. The IRAs described in this Disclosure Statement are Traditional IRAs, including simplified employee pension (SEP) IRAs, which differ substantially from Roth IRAs and SIMPLE IRAs (defined below). Further information as to IRAs can be obtained from IRS Publication 590 or any district office of the IRS. Neither the Company nor this Disclosure Statement provides any tax advice.

I. REVOCATION

If upon examination of this Disclosure Statement and your IRA Contract from the Company you desire to revoke this IRA, you may do so within the Right to Cancel provision of your Contract for any reason, never less than [7] days after receipt of your Contract. To cancel within this period, please send or deliver written notice along with the Contract to your Company representative or to the Company address listed below. For these purposes the Company generally uses the date of the cancellation postmark, but if the cancellation is forwarded by certified or registered mail, the Company will use the date of the certification or registration. If you do cancel your IRA within this time period, the Company will refund your initial contribution without any cost, charge or decrease of any kind. The Company’s mailing address and telephone number are:

Attention: Kemper Investors Life Insurance Company

1400 American Lane

Schaumburg, Illinois 60196

Tel. No.

II. DEFINITIONS

AGI—Adjusted gross income for federal income tax purposes.

Annuitant—The individual named as a measuring life for periodic annuity payments under the Contract.

Annuity Start Date—The first day of the first period for which an amount is received as an annuity under the Contract, as provided in Code Section 72(c)(4) and any Regulations relating thereto. Such date may be a date shown in the Contract Specifications (e.g., the Annuity Date), or the date the Owner has elected most recently under the Contract, if any, for the start of annuity payments if the Annuitant is still living and the Contract is in force; or if earlier, the date that annuity payments actually begin.

Applicable Designation Date—September 30 of the calendar year next following the Owner’s Year of Death, in accordance with Reg. §1.401(a)(9)-4, Q&A-4.

Applicable Distribution Period—The period used to determine the amount required to be distributed as an RMD during a Distribution Year.

Code—The Internal Revenue Code of 1986, as amended.

Company—Kemper Investors Life Insurance Company, Schaumburg, Illinois.

Compensation—Generally, if you work, the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses, commissions or other amounts you derive from or receive for providing personal services are compensation. If you are self-employed (e.g., a sole proprietor or a partner), compensation includes the net earnings from your business (provided your personal services are a material income-producing factor), reduced by the sum of (1) any deduction for contributions made on your behalf to retirement plans and (2) any deduction for one-half of your self-employment taxes. All taxable alimony or separate maintenance payments received under a decree of divorce or separate maintenance are treated as compensation for IRA purposes. Compensation does not include amounts derived from or received as earnings and profits from property (e.g., rental income, interest or dividends) or amounts excludable from gross income. Compensation also does not include any amount received as pension or annuity income or as deferred compensation.

Contract or Policy—The annuity contract, policy or certificate issued by the Company as an IRA.

Contributions—The Purchase Payments, premiums, rollovers or other contributions received by the Company under the Contract.

Designated Beneficiary or DB—An individual designated or treated as a beneficiary under the Contract for RMD purposes in accordance with the Regulations under Code Section 401(a)(9)(E) and related provisions, e.g., Reg. §1.401(a)(9)-4.

DB Election Date—The date that is 30 days prior to the DB Required Beginning Date.

DB Required Beginning Date—December 31 of the calendar year next following the Owner’s Year of Death.

Distribution Year—A calendar year for which an RMD is required. The first Distribution Year is the calendar year in which the Owner attains age 70  1/2 (or, where applicable under Reg. §1.401(a)(9)-5, Q&A-1(b), the calendar year next following the Owner’s Year of Death). Each subsequent calendar year is also a Distribution Year.

Eligible Retirement Plan—A Plan that is eligible to receive a tax-free rollover under certain circumstances, as described below in “Rollovers.”

Fiduciary—A fiduciary includes anyone who does any of the following:

1. Exercises any discretionary authority or discretionary control in managing an IRA or Plan, or exercises any authority or control in managing or disposing of its assets,

2. Charges to provide investment advice with respect to an IRA or Plan, or has any authority or responsibility to do so, or

3. Has any discretionary authority or discretionary responsibility in administering an IRA or Plan.

Inherited IRA—An IRA of a deceased owner who continues to be treated as the owner of such IRA for RMD and other tax purposes, or a beneficiary’s interest in such an IRA.

IRA—An individual retirement account or individual retirement annuity under Code Section 408.

IRS—Internal Revenue Service.

Life Expectancy—The life expectancy of one or more individuals as determined by using the appropriate table in Reg. §1.401(a)(9)-9.

Measuring Designated Beneficiary—The Designated Beneficiary as of the DB Required Beginning Date whose Life Expectancy is used under Reg. §1.401(a)(9)-4 and §1.401(a)(9)-5, Q&A-7, to determine any Applicable Distribution Period as of such date. If as of the Applicable Designation Date any trust, estate or other entity is treated under Reg. §1.401(a)(9)-4, Q&A-3, as a beneficiary under the Contract (taking into account any Separate Shares), the Contract shall be deemed to have no Measuring Designated Beneficiary. If as of the Applicable Designation Date the Contract (taking into account any Separate Shares) has more than one Designated Beneficiary (and no entity beneficiary), the Measuring Designated Beneficiary is the Designated Beneficiary with the shortest Life Expectancy as of such date.

Non-Roth IRA—An IRA that is not a Roth IRA.

Notice Date—The day on which the Company receives, in a form satisfactory to the Company, proof of death and instructions satisfactory to the Company regarding payment of death benefit proceeds.

Owner or You—The natural person who is the beneficial owner of the Contract.

Owner’s Election Date—December 1 of the calendar year in which the Owner attains age 70  1/2.

Owner’s Year of Death—The calendar year in which the Owner dies.

Plan—A tax-qualified retirement plan or arrangement, including an IRA.

QDRO—A qualified domestic relations order under Code Section 414(p).

Regulation or Reg.—A regulation issued or proposed pursuant to the Code.

Required Beginning Date—April 1 of the calendar year next following the year in which the Owner reaches age 70 1/2.

RMD—Required minimum distribution under Code Section 401(a)(9) or related Code provision.

Roth IRA—An IRA under Code Section 408A.

Separate Share—A separate portion or segregated share of the benefits under the Contract that is determined by an acceptable separate accounting under Reg. §1.401(a)(9)-8, Q&A-3, or that qualifies as a segregated share for an alternate payee under a QDRO under Reg. §1.401(a)(9)-8, Q&A-6(b)(1). A Separate Share shall be treated as a separate Contract for purposes of the RMD rules described in Part III. D below.

SEP—A Simplified Employee Pension form of IRA under Code Section 408(k).

SIMPLE IRA—A SIMPLE IRA under Code Section 408(p).

Spouse—The Owner’s spouse, including a former spouse covered by a QDRO who is treated as the Owner’s spouse pursuant to Reg. §1.401(a)(9)-8, Q&A-6.

Spouse’s Continuation Election Date—The date that is 30 days prior to the earlier of the Spouse’s Required Beginning Date or December 31 of the fifth calendar year after the Owner’s Year of Death, in accordance with Reg. §1.401(a)(9)-3, Q&A-4(c).

Spouse’s Required Beginning Date—The later of December 31 of the calendar year next following the Owner’s Year of Death or December 31 of the calendar year in which the deceased Owner would have attained age 70 1/2.

Spouse’s Year of Death—The calendar year in which the Surviving Spouse dies.

Surviving Spouse—The surviving Spouse of a deceased Owner.

Traditional IRA—A Non-Roth IRA that is not a SIMPLE IRA.

TSA—A tax-sheltered annuity under Code Section 403(b).

We, Us, Our—Kemper Investors Life Insurance Company.

5-Year Rule—A special RMD rule described below in “RMDs upon Death.”

III. TAX AND OTHER REQUIREMENTS

Code Section 408 and the applicable Regulations require that an IRA set up as an annuity contract by an insurance company meet the following requirements:

A. OWNERSHIP, NONFORFEITABILITY AND NON-TRANSFERABILITY

The Annuitant shall be at all times the Owner of the Contract (or its beneficial Owner where a Fiduciary is its legal Owner). Such individual Owner's rights under the Contract shall be nonforfeitable, and the Contract shall be for the exclusive benefit of such Owner and his or her beneficiaries.

No benefits under the Contract may be transferred, sold, assigned, borrowed or pledged as collateral for a loan, or as security for the performance of an obligation, or for any other purpose, to any person; except that the Contract may be transferred to a former or separated spouse of the Owner under a divorce or separation instrument described in Code Section 408(d)(6). In the event of such a transfer, the transferee shall be treated for all purposes as the Owner under the Contract.

B. PROHIBITED TRANSACTIONS

Generally, a prohibited transaction is any improper use of an IRA by you, your beneficiary or any disqualified person, such as (a) borrowing money from the IRA, (b) selling property to the IRA, (c) receiving unreasonable compensation for managing the IRA, (d) using it as security for a loan, or (e) buying property for personal use (present or future) with IRA funds. Disqualified persons include any Fiduciary and any member of your family (spouse, ancestor, lineal descendant or any spouse of a lineal descendant).

Generally, if you (or your beneficiary) engage in a prohibited transaction in connection with an IRA at any time during the year, it stops being an IRA (and loses its tax exemption) as of the first day of that year. Once this happens, you (or your beneficiary) must treat the fair market value of all of the IRA assets as of such first day as distributed as of such day, and this adverse treatment may require the full inclusion of such value (and any subsequent net income thereon) in your gross income for that year. See “Tax Treatment of Distributions” below. The fair market value is the price at which the IRA assets would change hands between a willing buyer and a willing seller, when neither has any need to buy or sell and both have reasonable knowledge of the relevant facts.

Such an inclusion in gross income from a disqualification also may result in a 10% penalty income tax on premature distributions under Code Section 72(t). See “Penalty Tax on Premature Distributions” below.

However, your Contract does not lose its IRA treatment if an employer engages in a prohibited transaction and you do not participate in the prohibited transaction.

On the other hand, if someone other than the Owner or a beneficiary of an IRA engages in a prohibited transaction, that person may be liable for certain penalty excise taxes under Code Section 4975. In general, there is a 15% tax on the amount of the prohibited transaction and a 100% additional tax if the transaction is not corrected. For exemptions from these penalty excise taxes, see Code Section 4975(d) and IRS Publication 590.

C. CONTRIBUTIONS AND REFUNDS

1. General Contribution Limits

Premiums payable into an IRA cannot be fixed. In addition, except for certain “rollover” contributions (as described in the Contract) or employer contributions to a SEP (as described below), the Contributions under the Contract must be paid in cash, and for any calendar year after 2007 may not exceed the lesser of the Owner’s Compensation for such year or $5,000. In addition, for years after 2008 the $5000 limit will be indexed for cost-of-living adjustments under Code Section 219(b)(5)(C) at $500 increments.

For an Owner age 50 or older the $5,000 limit is increased by $1000. Alternatively, for a taxable year starting after 2006 and before 2010, the $5,000 limit for a qualified participant (even under age 50) in a Code Section 401(k) Plan of an employer in bankruptcy described in Code Section 219(b)(5)(C) (e.g., Enron) is increased by $3,000 (but not by any additional amount for being over age 50).

However, for any calendar year in which the Owner has attained age 70 1/2, the total limit is reduced to zero.

Despite any limit on contributions, an individual may make a repayment of a qualified reservist distribution described in Code Section 72(t)(2)(G) during the 2-year period beginning on the day after the end of the active duty period, or by August 17, 2008, if later.

For the effects of such limits on spouses or multiple IRAs, see “Limits on Total Regular Contributions” below.

SEP Contribution Limits

If the Contract is issued as part of a SEP, the Contributions under the Contract must be made in accordance with the written terms of the SEP and Code Section 408(k), and must be paid in cash. Generally, under Code Sections 402(h)(2), 415(c)(1)(A) and 415(d)(1)(C) an employer’s excludable Contributions to a SEP are subject to an overall limit of the lower of (a) $40,000, indexed for cost-of-living adjustments (e.g., $46,000 for 2008), or (b) 25% of the Owner’s compensation includable in gross income (e.g., excluding such employer SEP contributions). For these SEP limit purposes, “compensation” is defined separately in Code Section 408(k)(7)(B) and is subject to a “ceiling” amount under Code Section 408(k)(3)(C) (e.g., $230,000 for 2008). See IRS Publication 560 and “Limits on Total Regular Contributions” below.

3. SIMPLE IRA Restrictions

No Contribution shall be allowed into the Contract under a SIMPLE IRA Plan established by an employer. Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA Plan shall be allowed into the IRA Contract from a SIMPLE IRA prior to the expiration of the 2-year period beginning on the date the individual Owner first participated in that employer’s SIMPLE IRA Plan.

4. Premium Refunds

Any premium refund declared by the Company under the Contract, other than a refund attributable to an excess Contribution, shall be applied toward the purchase of additional benefits or the payment of future premiums before the close of the calendar year following the calendar year of the refund.

D. REQUIRED MINIMUM DISTRIBUTIONS (“RMDs”)

1. In General

Amounts held in an IRA cannot continue to accumulate on a tax-deferred basis indefinitely. Such amounts must be distributed eventually (as RMDs), and Code Sections 401(a)(9), 408(a)(6) and 408(b)(3) provide rules for when RMDs must be made, either upon the Owner’s attaining age 70  1/2 (before death) or upon the Owner’s death. Code Sections 401(a), 408(a)(6) and 408(b)(3) also provide incidental death benefit rules that limit how much of the RMDs and other IRA benefits can be structured to provide survivor benefits upon or after the Owner’s death.

If the full amount of an RMD is not distributed timely, you (or your beneficiary) may have to pay a 50% penalty excise tax under Code Section 4974 on the amount not so timely distributed. The RMD requirements for your Traditional IRA are calculated separately for each IRA, but the RMDs for all of your Non-Roth IRAs (other than Inherited IRAs) can be totaled and satisfied by distributions from any one or more of such Non-Roth IRAs.

As a result, it is your responsibility to make sure that the full RMD amount is withdrawn or distributed in a timely manner from all of your Non-Roth IRAs as a whole. Any RMD amount is not eligible for tax-free rollover treatment.

Under IRS Notice 2002-27 the Company is required to notify the Owner (but not any beneficiary of a deceased Owner) by January 31 of any Distribution Year that an RMD is required for that year (and its due date) under the Contract, and offer to calculate the amount of such RMD upon request and report it to the Owner. In addition, the Company is required to notify the IRS on the annual IRS Form 5498 for an IRA contract whenever such contract is subject to the RMD requirements for the upcoming calendar year during the Owner’s lifetime, i.e., the Company must notify the IRS if the upcoming year is a Distribution Year for the contract, but the Company is not required to report to the IRS the amount of any RMD for such contract.

2. RMDs before Death (Starting at Age 70 1/ 2)

Once the Owner attains age 70 1/2, the entire interest under the Contract must be distributed:

(a)	No later than the Required Beginning Date, or

(b)	By periodic distributions, starting no later than the Required Beginning Date, over the Owner's life or the lives of the Owner and a Designated Beneficiary (or over a period not extending beyond the Owner's Life Expectancy or the joint and last survivor Life Expectancy of the Owner and a Designated Beneficiary).

To comply with the latest Regulations on pre-death RMD rules, and at the same time to allow you and your beneficiaries to maximize your tax deferral on amounts held under the Contract, the Contract provides the following options and related provisions:

(c)

Unless the Owner elects otherwise in writing to the Company by the Owner’s Election Date to have the Owner’s entire interest distributed under another method offered by the Company that qualifies under the pre-death RMD rules, the RMD amount that must be distributed each Distribution Year with respect to the Contract shall be equal to the quotient obtained by dividing the account balance for the Contract (as determined under Reg. § 1.401(a)(9)-6, Q&A-12, and §1.408-8, Q&A-6, including any adjustment for any rollover, transfer or recharacterization under Reg. §1.408-8, Q&A-7 or Q&A-8) by the Applicable Distribution Period. For these purposes—

The Applicable Distribution Period is determined by using the Uniform Lifetime Table in Reg. §1.401(a)(9)-9, Q&A-2, in accordance with Reg. §1.401(a)(9)-5, Q&A-4(a), or

If the Owner’s spouse is treated as the sole Designated Beneficiary for the Contract (taking Separate Shares into account) for the Distribution Year under Reg. 1.401(a)(9)-5, Q&A-4(b), the Applicable Distribution Period is the longer of the distribution period under subparagraph (i) immediately above or the joint Life Expectancy of the Owner and such spouse, recalculated annually and based on their attained ages as of their birthdays in such Distribution Year, as reflected in the Joint and Last Survivor Table in Reg. §1.401(a)(9)-9, Q&A-3.

Such RMD must be distributed no later than the Required Beginning Date for the first Distribution Year, and for each subsequent Distribution Year by December 31 thereof. However, the Owner may arrange to have any portion (or all) of such RMD distributed not from the Contract but from another Non-Roth IRA owned by such Owner, in accordance with Reg. §1.408-8, Q&A-9 (i.e., not from any Inherited IRA). If the Owner dies on or after the Required Beginning Date, an RMD is required for the Owner’s Year of Death, determined as if the Owner had lived throughout that year.

(d)	As of the Owner’s Election Date or at any time thereafter (on 30 days notice to the Company), the Owner may elect in writing to have any portion or all of the undistributed interest under the Contract applied to an annuity option offered by the Company that qualifies under the pre-death RMD rules. Such an annuity option must make annuity or other periodic payments at intervals no longer than one year, and must satisfy the other requirements of Reg. §1.401(a)(9)-6, including:

Period certain annuity without a life contingency. The period certain may not exceed the maximum period specified in Reg. §1.401(a)(9)-6, Q&A-3.

Life annuity or a joint and survivor annuity. A life annuity must be on the Owner’s life. Any periodic annuity payment to any survivor under a joint and survivor annuity may not exceed the applicable percentage of the annuity payment to the Owner and other limits, as provided in Reg. §1.401(a)(9)-6, Q&A-2.

Life (or joint and survivor) annuity with period certain. The amounts of the annuity payments must satisfy the requirements in Reg. §1.401(a)(9)-6, Q&A-1(b) and Q&A-2(d).

Annuity payments may not be in increasing amounts, except as allowed by Reg. §1.401(a)(9)-6, Q&A-1(a) or Q&A-14.

RMDs upon Death

If the Owner dies after RMDs have begun (because of the age 70  1/2 rule), generally the remaining interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the Owner’s date of death, except to the extent that the Surviving Spouse is the sole Designated Beneficiary as of the Applicable Designation Date (taking into account Separate Shares) and is deemed to have elected to treat the Contact as his or her own IRA.

If the Owner dies before RMDs have begun (because of the age 70  1/2 rule), generally the entire interest in the Contract must be distributed by December 31 of the fifth calendar year following the Owner’s Year of Death (the “5-Year Rule”), except to the extent that an individual Designated Beneficiary can qualify for an exception as described below.

One exception to the 5-Year Rule allows any portion of the Owner’s interest that is payable to an individual Designated Beneficiary as of the Applicable Designation Date to be distributed over the life or Life Expectancy of such Designated Beneficiary. However, if the Contract has more than one Designated Beneficiary as of such date (taking into account Separate Shares), then the maximum distribution period is determined solely by reference to the Measuring Designated Beneficiary (with the shortest Life Expectancy).

Another exception to the 5-Year Rule applies where the Surviving Spouse is the sole Designated Beneficiary as of the Applicable Designation Date (taking into account Separate Shares). In that case, RMDs need not begin prior to the date on which the deceased Owner would have attained age 70 1/2. In addition, if the Surviving Spouse dies before the Spouse’s Required Beginning Date, then the Surviving Spouse may be treated as the deceased Owner of the Contract for determining RMDs thereafter.

To comply with the latest Regulations on post-death RMD rules, and at the same time to allow you and your beneficiaries to maximize your tax deferral on amounts held under the Contract, the Contract provides the following options and related provisions:

If the Owner dies before distribution of his or her interest in the Contract has begun in accordance with the pre-death RMD provisions described above, the entire interest shall be distributed by December 31 of the fifth calendar year that follows the Owner's Year of Death, except to the extent that paragraph (c) or (d) below applies.

If the Owner dies after distribution of the Owner’s interest in the Contract has begun in accordance with the pre-death RMD provisions described above but before the Owner’s entire interest has been distributed, the remaining interest shall be distributed at least as rapidly as under the method of distribution being used immediately prior to the Owner’s death, except to the extent that paragraph (c) or (d) below applies. To the extent that the Contract has no annuity payout option in effect and no Measuring Designated Beneficiary as of the Applicable Designation Date (and paragraph (c) and (d) do not apply), then the Applicable Distribution Period shall be determined by the Owner’s remaining Life Expectancy, using the Owner’s age as of the Owner’s birthday in the Owner’s Year of Death. For Distribution Years after the Owner’s Year of Death such Applicable Distribution Period is reduced by one year for each calendar year that has elapsed since the Owner's Year of Death.

If the Surviving Spouse is the sole Designated Beneficiary under the Contract (taking Separate Shares into account) as of the Applicable Designation Date, then—

If no irrevocable written election to the contrary has been filed with the Company by the deceased Owner or the Surviving Spouse prior to the Spouse’s Continuation Election Date, the Contract shall continue in the name of the deceased Owner, and RMDs must begin by the Spouse’s Required Beginning Date and be made in accordance with the pre-death RMD provisions described above. For these purposes, the Applicable Distribution Period for each Distribution Year after the Owner’s Year of Death—

(1)	Is measured by the Surviving Spouse’s remaining Life Expectancy, recalculated annually through the Spouse’s Year of Death, and

(2)	For a Distribution Year after the Spouse’s Year of Death, is measured by the Surviving Spouse’s remaining Life Expectancy as of the Surviving Spouse’s birthday in the Spouse’s Year of Death, reduced by one year for each calendar year that has elapsed since the calendar year next following the Spouse’s Year of Death.

However, if the Owner dies on or after the Required Beginning Date, such Applicable Distribution Period shall not be shorter than the Applicable Distribution Period measured by using the Owner’s remaining Life Expectancy in accordance with paragraph (b) above and Reg. §1.401(a)(9)-5, Q&A-5(a)(1). If the Surviving Spouse dies before the Spouse’s Required Beginning Date for such a continued Contract, then the Surviving Spouse shall be treated as the deceased Owner for purposes of the post-death RMD rules (except that any surviving spouse of such a deceased Surviving Spouse cannot continue the Contract further under this subparagraph (i) as a Surviving Spouse). Any Surviving Spouse may arrange to have any portion (or all) of any RMD that is distributable with respect to such spouse’s interest in the Contract distributed from another Non-Roth (Inherited) IRA formerly owned by the deceased Owner for which such spouse is also a designated beneficiary (rather than from the Contract), in accordance with Reg. §1.408-8, Q&A-9.

(ii)

The Surviving Spouse may elect at any time to treat the entire remaining interest in the Contract as an IRA of such Surviving Spouse, if such Surviving Spouse has an unlimited right to withdraw amounts from the Contract and is the sole beneficiary of the Contract, within the meaning of Reg. §1.408-8,

Q&A-5(a). Such an eligible Surviving Spouse shall make such an election by a written request to the Company to redesignate such Surviving Spouse as the Owner and Annuitant of the Contract. Such an eligible Surviving Spouse shall be deemed to have made such an election if either—

(1)	Such Surviving Spouse makes any transfer, rollover or other contribution of any amount for the benefit of such Surviving Spouse into the Contract, or

(2)	Such Surviving Spouse directs the Company in writing to transfer or rollover any part or all of the assets to which such Surviving Spouse is entitled under the Contract to another IRA owned by such Surviving Spouse or to another Plan for the benefit of such Surviving Spouse, or

Any RMD that is required to be distributed from the Contract under the RMD rules (e.g., in the case of any amount rolled over or transferred into the Contract from a Plan) is not distributed within the appropriate time.

The Surviving Spouse may make an irrevocable election in writing with the Company by the Spouse’s Continuation Election Date to have such Surviving Spouse’s entire interest under the Contract distributed under another method offered by the Company that qualifies under the RMD rules. In addition to any optional method that qualifies under the 5-Year Rule, such optional methods include the following:

Any annuity option that satisfies Reg. §1.401(a)(9)-5, Q&A-1(e), and provides for periodic distributions that begin no later than the Spouse’s Required Beginning Date, or

(2)	Any other method that provides for periodic distributions that begin no later than the Spouse’s Required Beginning Date and do not extend beyond the Applicable Distribution Period determined in accordance with subparagraph (c)(i) above.

If as of the Applicable Designation Date the Contract (taking any Separate Shares into account) has at least one Designated Beneficiary and no entity (e.g., a trust or estate) is treated under Reg. §1.401(a)(9)-4, Q&A-3, as a beneficiary under the Contract, then—

To the extent that no irrevocable election to the contrary has been filed with the Company by the deceased Owner or any such Designated Beneficiary by the DB Election Date (and no Surviving Spouse is the sole Designated Beneficiary), then annual distributions of the remaining interest in the Contract must be made over the Applicable Distribution Period starting with the DB Required Beginning Date. In that case, the RMD amount that must be distributed each Distribution Year with respect to the Contract shall be equal to the quotient obtained by dividing the account balance for the Contract (as determined under Reg. § 1.401(a)(9)-6, Q&A-12, and §1.408-8, Q&A-6, including any adjustment for any rollover, transfer or recharacterization under Reg. §1.408-8, Q&A-7 or Q&A-8) by the Applicable Distribution Period. For these purposes—

(1)	The Applicable Distribution Period for the Distribution Year next following the Owner’s Year of Death is determined by the Measuring Designated Beneficiary’s remaining Life Expectancy, using such beneficiary’s age as of such beneficiary’s birthday in such Distribution Year; and

(2)	For a subsequent Distribution Year the Applicable Distribution Period is reduced by one year for each calendar year that has elapsed since the calendar year next following the Owner’s Year of Death.

However, if the Owner dies on or after the Required Beginning Date, such Applicable Distribution Period shall not be shorter than the Applicable Distribution Period measured by using the Owner’s remaining Life Expectancy in accordance with paragraph (b) above and Reg. §1.401(a)(9)-5, Q&A-5(a)(1). Such RMD must be distributed no later than the DB Required Beginning Date, and for each subsequent Distribution Year by December 31 thereof. However, any Designated Beneficiary may arrange to have any portion (or all) of such RMD (that is distributable with respect to such beneficiary’s interest in the Contract) distributed from another Non-Roth (Inherited) IRA formerly owned by such deceased Owner for which such beneficiary is also a designated beneficiary (rather than from the Contract), in accordance with Reg. §1.408-8, Q&A-9.

(ii)

Any such Designated Beneficiary may make an irrevocable election in writing with the Company by the DB Election Date to have such Designated Beneficiary’s entire interest under the Contract distributed under another method offered by the Company that qualifies under the RMD rules. In addition to any optional method that qualifies under the 5-Year Rule, such optional methods include the following:

(1)	Any annuity option that satisfies Reg. §1.401(a)(9)-5, Q&A-1(e), and provides for periodic distributions that begin no later than the DB Required Beginning Date, or

(2)	Any other method that provides for periodic distributions that begin no later than the DB Required Beginning Date and do not extend beyond the Applicable Distribution Period determined in accordance with subparagraph (d)(i) above.

Any amount payable to a minor child of the Owner shall be treated as if it is payable to the Surviving Spouse to the extent that the remainder of the interest becomes payable to such spouse when such child reaches the age of majority, in accordance with Reg. §1.401(a)(9)-6, Q&A-15.

Unless the Owner has provided to the contrary in writing to the Company (e.g., by selecting a certain annuity option), any beneficiary of any interest under the Contract shall have an unlimited right after the Notice Date, upon 30 days written notice to the Company, to withdraw any portion or all of such interest or to apply any such amount to an annuity option that qualifies under Reg. §1.401(a)(9)-5, Q&A-1(e).

IV. TAX CONSEQUENCES

A. CONTRIBUTIONS—TAX LIMITS AND TAX CONSEQUENCES

1.	Limits on Total Regular Contributions

a.	General Limits

The general contribution limits for a single Traditional IRA are described above in “General Contribution Limits.” As the Owner, you have the responsibility for determining whether any IRA contribution satisfies the applicable tax requirements and limits.

If you own more than one Traditional IRA (or Roth IRA), these same limits generally apply to the total contributions made on your behalf to all of your Traditional (and Roth) IRAs for the taxable year (regardless of what portion is nondeductible). However, you may not contribute any amount to any Inherited IRA interest that you may have, because you are not treated as the owner of such IRA for such tax purposes.

A SEP is a form of defined contribution retirement plan, and the general contribution limits described above for a single SEP apply to the total contributions made on your behalf under all such defined contribution plans for the year. As a result, if your employer contributes more than is allowed, then you must include the excess in your gross income (without an offsetting deduction) under Code Section 402(h)(2), and treat such excess as an independent IRA contribution made by you. In addition, you can make other contributions to your SEP IRA independently of any employer contributions, but all such independent contributions are subject to the total regular contribution limits for your Traditional IRAs. Therefore, if any of these actual or deemed independent contributions exceed such regular contribution limits, you are subject to any penalty excise tax on such excess contribution if it is not timely withdrawn (with any net income attributable thereto). See “Penalty Taxes on Excess Contributions,” below.

For special SEP contribution limits in the case of a salary reduction arrangement or a self-employed individual, see IRS Publication 560.

Spousal IRA Limits

As indicated above, your general Traditional IRA contribution limit is the lower of your Compensation or a dollar limit for a particular taxable year. However, if for that year you file a joint federal income tax return with your spouse and your Compensation is both less than your dollar limit and less than your spouse’s Compensation, then your Compensation for Traditional IRA limit purposes can be increased up to the excess amount of (i) the total combined Compensation for you and your spouse for that year over (ii) your spouse’s total contributions to Traditional and Roth IRAs for that year. As a result, for 2008 the total contributions for Traditional IRAs for both you and your spouse combined can be as much as $10,000 ($12,000 if both of you are age 50 or over), if your combined Compensation limit for 2008 is high enough and not reduced by any Roth IRA contributions.

Time Limits for Contributions

Contributions to your Traditional IRA(s) for a taxable year may be made at any time during such year or up to the due date for filing your federal income tax return for such year without extension (which is generally April 15 of the next calendar year).

The same time limits apply to any contributions you make to your SEP IRA independently of any employer contributions. For your employer to deduct contributions to your SEP IRA for a taxable year, such employer contributions must be made no later than the due date (including extensions) of such employer’s federal income tax return for such year.

Deductible Amounts of Contributions

a. General Limits

Generally, unless you or your spouse is covered by a qualified retirement plan (e.g., a SEP) for some portion of a particular calendar year, you may deduct the full amount of your timely contributions to your Traditional IRA(s) for that year, up to your total regular IRA contribution limit (including any applicable spousal IRA limit) for that year, as described above.

If You or Your Spouse Is Covered By a Retirement Plan

If you or your spouse is covered by a qualified retirement plan (including a SEP) for any portion of a calendar year, your deduction limit for Traditional IRA contributions for that year may be reduced (as low as zero), depending on your tax filing status and your modified AGI for such year under Code Section 219(g)(3)(A) (“Modified AGI”). Generally, depending on which of you is so covered and your filing status for such year, your deduction limit would begin to decrease (or phase out) if your Modified AGI has risen above a certain level (which can vary by calendar year), and would be reduced completely to zero if your Modified AGI has risen above a higher “ceiling” amount (e.g., $169,000 for 2008 joint filers where only your spouse is so covered). See IRS Publication 590 for details.

Designating Non-Deductible Contribution Amounts

If you make contributions to your Traditional IRA in excess of the deductible limits described above, you should report such contributions as non-deductible IRA contributions on an IRS Form 8606 for the taxable year, and file such form with the IRS, even if you do not file a federal income tax return for such year. You do not have to designate whether an IRA contribution is deductible or non-deductible until you file such a form or return. In addition, you may designate an otherwise deductible contribution as non-deductible on such Form 8606.

Such reported non-deductible contributions qualify as amounts that can be received back from your IRA tax-free (see “Normal Income Tax on Distributions” below). However, failure to file a Form 8606 for a taxable year may allow the IRS to treat all of your IRA contributions for that year as ineligible for such a tax-free recovery, and may result in a $50 penalty if such failure is not due to reasonable cause. In addition, if you overstate the amount of nondeductible contributions on your Form 8606 for any year, you may be subject to a $100 penalty, if such overstatement is not due to reasonable cause.

For the tax treatment and “correction” of contributions made in excess of the total IRA contribution limits described above (which apply to both deductible and non-deductible IRA contributions combined), see “Penalty Taxes on Excess Contributions” below.

4. Penalty Taxes on Excess Contributions

a. General Rules

Generally, to the extent that any contribution amount for a taxable year is in excess of the total IRA contribution limits described above for such year and is not withdrawn (along with the net income attributable to such excess amount, as described below) by the due date for your federal income tax return for such year (including extensions), you are subject to a 6% penalty excise tax under Code Section 4973 on such excess amount for that year. However, such 6% tax amount cannot exceed 6% of the value of your IRA as of the end of such calendar year.

This 6% penalty tax will continue to apply for each taxable year thereafter to the extent that such excess amount has not been withdrawn or otherwise “corrected” (as described below) by the end of such later taxable year.

Such a 6% penalty excise tax must be reported on an IRS Form 5329 for the appropriate taxable year. See Form 5329 for computing the amount of such 6% penalty excise tax and the effects of withdrawals of prior year excess contributions.

For purposes of determining such excess contribution amounts, any timely and proper rollover, direct transfer or recharacterization is disregarded, as is any contribution amount “corrected” by withdrawal, and each of these disregarded types of transactions is described below.

b. Correcting Excess Contributions by Due Date of Return

Under Code Sections 408(d)(4) and 4973(b), any amount contributed to an IRA for a taxable year (whether excess or not) will be treated as never having been contributed for such year if, by the due date for filing the federal income tax return for such year (including extensions), all of the following conditions have been satisfied:

Such contributed amount has been withdrawn, along with the net income in the IRA that is attributable to such withdrawn amount (which includes interest and other earnings and any loss, and such a loss could produce a negative net income amount that would reduce the contribution amount that needs to be withdrawn), and

(ii) No deduction is allowed for such withdrawn contribution amount.

Such withdrawn net income amount is includible in your gross income for the taxable year in which the withdrawn contribution amount was originally made, and may be subject to the 10% penalty income tax on premature distributions (described below) under Code Section 72(t).

Correcting Excess Contributions after Due Date of Return

Any amount of excess contribution for a taxable year that has not been properly withdrawn by the due date for that year’s return can still avoid being treated as an excess contribution amount for a later taxable year, if such amount can be treated as a permissible IRA contribution for such later year under the total regular IRA contribution limits (described above).

Alternatively, any excess contribution amount that has not been timely withdrawn or otherwise “corrected” for a prior taxable year may be treated as withdrawn (and thereby “corrected”) for a later taxable year – without being treated as a taxable amount distributed in such later taxable year—if all of the following conditions have been satisfied as of the due date for filing the federal income tax return for such year (including extensions):

Such excess amount is withdrawn (without any net income attributable thereto),

The total Traditional IRA contributions for such later year do not exceed the total regular IRA contribution limits for such year (described above), and

No deduction has been allowed for such withdrawn contribution amount, taking into account timely-filed amended tax returns for prior taxable years.

If any excess contribution amount for a prior taxable year is the result of a rollover and such excess amount occurred because you reasonably relied on incorrect information about the proper rollover amount that a Plan was required to give to you, then such excess amount also can be “corrected” by such a tax-free withdrawal. The limits described in the immediately preceding paragraph are increased by such excess amount that is due to such incorrect information. In addition, you will have to file an amended tax return to correct the reported rollover amount.

5. Tax Credit for Low Income Contributors

Code Section 25B allows a federal income tax credit (a “Saver’s Credit”) of up to $1,000 for Traditional IRA contributions and other “qualified retirement savings contributions” under Code Section 25B(d)(1), but generally only if (a) you have attained age 18 (and are not a dependent or full-time student) and (b) you have modified AGI under Code Section 25B(e) (“Credit Modified AGI”) that does not exceed certain amounts for such taxable year (indexed after 2006 for cost-of-living adjustments), depending on your filing status (e.g., $53,000 for 2008 joint filers). See IRS Form 8880 for claiming this Saver’s Credit. This Saver’s Credit is based on a specified percentage of the first $2,000 of such qualified retirement savings contributions for a taxable year, as shown in the table below for 2008, and the total amount of such qualified retirement savings contributions can be decreased under Code Section 25B(d)(2) by certain distributions from retirement arrangements during a specified testing period (which includes the current taxable year, the two preceding taxable years, and the subsequent period for filing the current year’s return, including extensions).

Credit Modified AGI for 2008
Credit Rate	Married, Joint	Head of Household	Others
50%	Up to $32,000	Up to $24,000	Up to $16,000
20%	$32,001-34,500	$24,001-$25,875	$16,001-$17,250
10%	$34,501-$53,000	$25,876-$39,750	$17,251-$26,500
0%	Over $53,000	Over $39,750	Over $26,500

TAX TREATMENT OF DISTRIBUTIONS

1. Normal Income Tax on Distributions

Generally, earnings, gains and other income accumulating inside an IRA contract are not taxable until they are actually received or deemed received by the owner (or payee).

Amounts received from an IRA are nontaxable to you (i.e., not includable in your federal gross income) to the extent they represent a return of non-deductible contributions (or cost basis). Except for certain timely rollovers or returns of excess contributions described below, the nontaxable percentage of an amount received is determined generally by dividing your total undistributed non-deductible Non-Roth IRA contributions by the sum of (a) the value of all your Non-Roth IRAs (including SEP and SIMPLE IRAs and outstanding rollovers between Non-Roth IRAs, but excluding Inherited IRAs) as of December 31 of the taxable year of distribution plus (b) amounts converted to Roth IRAs in such year (described below). See IRS Form 8606.

No lump-sum distribution rules under Code Section 402 apply to an IRA.

You may be entitled to a loss deduction for your Traditional IRA(s) if you have not received back all of your non-deductible contributions (or cost basis) for all of your Traditional IRAs by the time that all amounts have been distributed from all of your Traditional IRAs. See, e.g., IRS Rev. Rul. 61-201,1961-2 C.B. 46. In that case, you can claim the unrecovered amount of cost basis as a loss deduction that is reportable with your miscellaneous itemized deductions on Schedule A of your Form 1040 (that are subject to the 2% AGI limit) for the calendar year of the final distribution for all of your Traditional IRAs.

Similar rules for income inclusion, cost basis recovery and loss deductions apply separately to any interest you may have as a beneficiary of any Inherited IRA. For these purposes, all of your interests as a beneficiary in all Inherited Traditional IRAs formerly owned by the same deceased owner should be treated as one separate Traditional IRA. To the extent that this deceased owner had unrecovered cost basis as of his or her date of death, some portion (or all) of such unrecovered cost basis may be carried over and allocated to your interests in such Inherited IRA(s). However, any such carryover basis in an Inherited IRA may not be combined with any basis that you may have in any Traditional IRAs for which you are the owner.

By contrast, if any cost basis in a Traditional IRA of a deceased owner is carried over to a Surviving Spouse who elects to treat such IRA as his or her own IRA, such carryover cost basis can and should be added to any cost basis that the Surviving Spouse has in his or her other Traditional IRAs. In that case, such an election makes the Surviving Spouse the tax owner of all of these Traditional IRAs.

In addition to carryover cost basis, any beneficiary of a deceased owner’s IRA (including a Surviving Spouse) may be entitled to an income tax deduction under Code Section 691(c) (relating to income in respect of a decedent, or “IRD”) for any federal estate tax attributable to such beneficiary’s interest in the deceased owner’s IRA. See IRS Publications 590 and 559.

2. Penalty Tax on Premature Distributions

There is an additional penalty income tax on any premature distribution from a Traditional IRA under Code Section 72(t) that is equal to 10% of the amount of such distribution that is includible in gross income. A premature distribution is generally any amount received or deemed received from an IRA before age 59-1/2. However, this 10% penalty tax does not apply to any of the following distributions:

Any amount that is transferred or timely rolled over to another eligible IRA, as described below;

b.	Any RMD, any distribution from an Inherited IRA, or any distribution from your IRA made to your beneficiary or your estate on or after your death;

c.	Any part of a series of substantially equal periodic payments made (not less frequently than annually—“SEPPs”) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated beneficiary (“SEPP Exception”);

Any distribution attributable to your being disabled, within the meaning of Code Section 72(m)(7);

Any amounts distributed to you to the extent that they do not exceed the amount of your unreimbursed medical expenses for the calendar year that exceed 7.5% of your AGI for such year;

Any amounts distributed to you if you are unemployed (subject to certain conditions in Code Section 72(t)(2)(D)) to the extent that such amounts do not exceed the amounts you paid during the year for medical insurance for yourself, your spouse and your dependents;

Any amounts distributed to you to the extent that they do not exceed qualified higher education expenses for you, your spouse or any child or grandchild of you or your spouse under Code Sections 72(t)(2)(E) and 72(t)(7);

Any amounts (not exceeding a $10,000 lifetime limit) which can qualify as “qualified first-time homebuyer distributions” under Code Sections 72(t)(2)(F) and 72(t)(8);

i	Certain qualified reservist distributions under Code Section 72(t)(G) upon a call to active duty; or

j.	Any distribution due to an IRS levy on the IRA or other Plan.

If you avoid this 10% penalty tax by qualifying for the SEPP Exception and later such series of payments is modified (other than by death, disability or a method change allowed by IRS Rev. Rul. 2002-62, 2002-2 C. B. 710), the 10% penalty tax will be applied retroactively to all the prior periodic payments (i.e., penalty tax plus interest thereon), unless such modification is made after both (i) you are age 59  1/2 and (ii) 5 years have elapsed since the first of these periodic payments.

3. Rollovers and Other Transfers

a. General Rules

Generally, amounts can be transferred to or from a Traditional IRA tax-free under Code Section 402(c), 402(e)(1) or (6), 403(b)(8) or (10), 408(d)(3) or (6), or 457(e)(16) in one or more of the following forms:

(i)	A direct transfer of assets from a Fiduciary of a Traditional IRA for you to the Fiduciary of another Traditional IRA for you;

(ii)	A rollover of assets from a Traditional IRA for you to another Traditional IRA for you;

(iii)	A rollover of assets held for your benefit in an Eligible Retirement Plan (described below) to a Traditional IRA for you;

(iv)	A rollover of assets from a Traditional IRA for you to an Eligible Retirement Plan for your benefit;

(v)	After your death a rollover of assets held for your benefit in an Eligible Retirement Plan to a Traditional IRA for your Surviving Spouse (to the same extent as you could have, if you were alive);

(vi)	A transfer of any part (or all) of your interest in a Traditional IRA to a Traditional IRA for your Spouse or former spouse pursuant to a divorce or separation instrument described in Code Section 71(b)(2)(A); or

(vii)	A rollover of assets held for your benefit in an Eligible Retirement Plan to a Traditional IRA for your Spouse or former spouse pursuant to a QDRO (to the same extent as you could have).

A rollover generally is an amount that is received by you from a Non-Roth IRA or other Eligible Retirement Plan and that you, in turn, transfer tax-free into another Eligible Retirement Plan within 60 days after receipt (a “60-day rollover”). By contrast, a “direct” rollover is an amount that is never received by you, and is instead transferred directly from one Fiduciary of an Eligible Retirement Plan to another Fiduciary of an Eligible Retirement Plan of an amount that could qualify for a 60-day rollover. A “trustee-to-trustee transfer” or a “direct transfer” also involves a transfer directly from one Plan Fiduciary to another Plan Fiduciary, but such a transfer does not necessarily qualify as a tax-free 60-day rollover or a direct rollover, and therefore may be taxable as some form of distribution from a Plan (e.g., a conversion from a Non-Roth IRA to a Roth IRA, as described below).

Generally no amount held in an Inherited IRA is eligible for a tax-free rollover (or transfer), except in the case of a transfer of an interest in an Inherited IRA pursuant to a divorce or separation instrument. However, under Code Section 402(c)(11) a non-spouse Designated Beneficiary of a deceased Plan participant may make a tax-free “direct” rollover from certain Plans to a Traditional IRA for such beneficiary, but such a Traditional IRA must be designated and treated as an Inherited IRA that remains subject to applicable RMD rules. In addition, a Plan is not required to permit such a non-spouse beneficiary rollover. As indicated below, no RMD is eligible for tax-free rollover treatment. Furthermore, any distribution or transfer from a Non-Roth IRA (or conversion of a Non-Roth IRA) to a Roth IRA is ineligible for tax-free rollover treatment. See “Rollover or Conversion to a Roth IRA” below. See also IRS Publication 590 for information about reporting to the IRS any rollovers, conversions or recharacterizations that are described below.

b. Rollovers

For a tax-free rollover to or from a Traditional IRA, an Eligible Retirement Plan is generally any one of the following types of IRA or other Plan:

A Traditional IRA under Code Section 408(a) or (b) (other than an Inherited IRA),

A qualified plan trust under Code Sections 401(a) and 501(a),

A qualified annuity plan under Code Section 403(a),

A TSA under Code Section 403(b), or

An eligible deferred compensation plan under Code Section 457(b) that is maintained by an eligible state or local government as employer.

However, certain limits apply to each form of tax-free rollover to or from a Traditional IRA.

In the case of a distribution from an Eligible Retirement Plan (other than an IRA), generally the following types of distributions cannot qualify as an “eligible rollover distribution” under Code Section 402(c)(4) that can be rolled over tax-free into a Traditional IRA:

An RMD,

A hardship distribution, or

Any of a series of substantially equal periodic payments made (at least once a year) over:

A period of 10 years or more, or

Your lifetime or your life expectancy, or

The joint lifetimes for joint life expectancies of you and your beneficiary.

Furthermore, if you actually receive an “eligible rollover distribution” from such an Eligible Retirement Plan, it is generally subject to a mandatory 20% income withholding tax under Code Section 3405(c), even if you roll it over within 60 days into a Traditional IRA. However, you can avoid this withholding tax if you direct the Plan Fiduciary to make a direct rollover (or a trustee-to-trustee transfer) of this eligible rollover distribution to the Fiduciary for the Traditional IRA. Before making such an eligible rollover distribution, an administrator for the Plan is required to provide you with a written notice (at least 30 days in advance) informing you of the date of this distribution, its potential exposure to the 20% withholding tax, and your right to avoid this tax with a direct rollover. In addition, special rules apply if the eligible rollover distribution consists of property (other than cash) and you do not include all of this distributed property in the 60-day rollover (e.g., you sell some of this property and include only the sale proceeds in such a rollover). See IRS Publication 590.

In the case of any distribution or other transfer from a SIMPLE IRA, no amounts attributable to contributions made by a particular employer under its SIMPLE IRA Plan can be transferred in a tax-free rollover into a Traditional IRA for you until after the initial 2-year period beginning on the date you first participated in that employer’s SIMPLE IRA Plan. In addition, it appears that the IRS will not allow any tax-free rollover from a Traditional IRA to a SIMPLE IRA.

In the case of distributions from a Traditional IRA (or from a SIMPLE IRA after the initial 2-year period), only RMD amounts are ineligible for a 60-day rollover into a Traditional IRA under Code Section 408(d)(3)(E). Another limit with 60-day rollovers from a Non-Roth IRA to a Traditional IRA is that generally only one 60-day rollover between such IRAs is allowed tax-free during any one-year period under Code Section 408(d)(3)(B) (starting with the date you receive the amount rolled over). However, this one-year limit does not apply to any direct rollover from a Non-Roth IRA to a Traditional IRA.

In the case of a distribution (other than an RMD) from a Traditional IRA to a different form of Eligible Retirement Plan, only the amount of such IRA distribution that would be includible in your gross income (absent a tax-free rollover) is eligible for a 60-day rollover under Code Section 408(d)(3)(A)(ii). In such a case, special income and cost basis allocation rules will apply to your IRAs under Code Section 408(d)(3)(H) to maximize the income amount that can qualify for such a rollover. It is not clear to what extent these same rules and limits would apply to a “direct” rollover from a Traditional IRA to another form of Eligible Retirement Plan. In addition, such an Eligible Retirement Plan is not required to accept any such rollover. As a result, it may be advisable for you to consult a qualified tax advisor, as well as a Fiduciary for the Eligible Retirement Plan, before attempting any such rollover.

Under Code Section 402(c)(3) and Section 408(d)(3)(I), the IRS may waive the 60-day requirement for a rollover under certain circumstances, including casualty, disaster or other event beyond the control of the individual subject to the required. IRS Rev. Proc. 2003-16, 2003-1 C.B. 359, provides for both (1) automatic waivers in certain cases described in Section 3.03 (i.e., certain failures of a financial institution to follow the taxpayer’s appropriate rollover instructions) and (2) applications to the IRS for discretionary waivers in other hardship-type cases described in Section 3 (e.g., death, disability, hospitalization or other types of financial institution errors).

c. Restricted Forms of Direct Transfers

Under IRS Rev. Rul. 90-24, 1990-1 C.B. 97, and subsequent rulings, the IRS generally has allowed a special form of direct transfer (a “Restricted Direct Transfer”) of cash or other assets from one form of Plan (e.g., a Traditional IRA or a TSA) into the same form of Plan to be made tax-free without limit, provided that (i) the transferee Plan is subject to similar tax restrictions as the transferor Plan (e.g., the transfer is from a SEP IRA with salary reduction restrictions to another SEP IRA with similar salary reduction restrictions) and (ii) the assets are transferred directly and exclusively from one Plan’s Fiduciary to the other Plan’s Fiduciary (i.e., no assets are distributed to you).

Such a Restricted Direct Transfer is not subject to any rollover limits or withholding tax, because any assets in such a Restricted Direct Transfer are treated for tax purposes as if they are never distributed out of that form of Plan.

Code Section 408(d)(9) allows another restricted form of direct transfer from a Traditional IRA (other than a SEP IRA) or Roth IRA to a Health Savings Account under Code Section 223 that is generally tax-free under certain circumstances, but only for an “eligible individual” under Code Section 223(c)(1) and only as a one-time tax-free transfer. See IRS Notice 2008-51 for details.

4. Rollover or Conversion to a Roth IRA

If your modified AGI under Code Section 408A(c)(3)(C) (“Roth Modified AGI”) for a calendar year does not exceed $100,000 and you are not treated as a married individual filing a separate return for that year under that Section, then you are eligible for special tax distribution rules if you make an otherwise qualifying IRA “rollover” of any amount (other than an RMD amount) from your Traditional IRA (other than an Inherited IRA) to a Roth IRA, or you convert your entire interest in such a Traditional IRA into a Roth IRA, during such year (a “Roth Conversion”). See IRA Publication 590 for details in computing Roth Modified AGI or other Roth IRA contribution limits. For a Roth Conversion after 2009, the Roth Modified AGI (and not-married-filing-separately) eligibility rules have been eliminated. Any amount in a Roth Conversion is subject to the normal income tax on distributions from a Traditional IRA for such year (described above), but is not subject to any 10% penalty income tax on premature distributions (or to any 1-year waiting period limit on tax-free rollovers between IRAs). See Reg. § 1.408A-4, Q&A-14, for determining the amount treated as distributed upon a conversion involving an annuity contract.

If, after attempting a Roth Conversion during a calendar year, you find that you are ineligible to make a Roth Conversion for such year (e.g., because your Roth Modified AGI exceeds $100,000), you have made a “Failed Conversion.” However, you can avoid the adverse tax consequences of a Failed Conversion with a recharacterization (described below) of the transaction as a tax-free rollover, if you move any amount of that Failed Conversion (plus any net income attributable thereto) into a Traditional IRA by the due date (including extensions) for your tax return for such year. Otherwise, the full amount of the Failed Conversion is treated as both (a) a distribution from the transferor Traditional IRA, subject to any 10% penalty income tax on premature distributions, and (b) a regular contribution to a Roth IRA, which is subject to any 6% penalty excise tax on excess contributions.

5. Recharacterizations

Under certain circumstances described in Reg. §1.408A-5, the IRS will allow you to treat a contribution made to one type of IRA (e.g., a Traditional IRA) as made to a different type of IRA (e.g., a Roth IRA) as of the same date for tax purposes (a “recharacterization”). To qualify for such a recharacterization, the amount of the contribution to the first IRA, plus any net income attributable thereto since the date of such contribution, must be transferred in a trustee-to-trustee transfer to the second IRA by the due date (including extensions) for your tax return for the calendar year for which the contribution was made. In addition, the recharacterization must be reported as such on your tax return for such calendar year (original or amended), and you must treat such contribution as made to the second IRA on such return.

No deduction is allowable for the contribution as made to the first IRA, and the net income transferred to the second IRA is treated as earned in the second IRA as of the original date such contribution was made (to the first IRA). As a result, a recharacterization will not be effective to cause the contribution to be treated as made to the second IRA to the extent that any deduction has been allowed with respect to the contribution as made to the first IRA.

If a contribution has been moved from one IRA to another in a tax-free transfer (such as a 60-day rollover or a direct rollover), generally the contribution to the transferee IRA is not eligible for recharacterization. Nor can you recharacterize employer contributions (including elective deferrals) under a SEP or SIMPLE IRA Plan as contributions to another IRA. However, you can recharacterize either (a) a mistaken rollover or transfer from a Traditional IRA to a SIMPLE IRA as a contribution to another Traditional IRA or (b) a Roth Conversion contribution from a SEP or SIMPLE IRA as a contribution to a SEP or SIMPLE IRA (including the original SEP or SIMPLE IRA). For details concerning recharacterizations, including recharacterizations of excess contributions for prior years as current contributions, and recharacterization reporting rules, see IRS Publication 590.

6. RMD Tax Rules

a. Normal Tax

Any amount distributed as an RMD from a Traditional IRA is subject to the normal income tax on distributions described above, but is not subject to any 10% penalty income tax on premature distributions.

Penalty Excise Tax

If the full amount of an RMD is not distributed timely, you or your beneficiary may have to pay a 50% penalty excise tax under Code Section 4974 on the amount not so timely distributed.

7. IRA Penalty Tax Reporting (Form 5329)

Use IRS Form 5329 to report any penalty income or excise tax that you owe on excess contributions, premature distributions or excess accumulations. Attach the Form 5329 to your Form 1040 for the appropriate calendar year, but if you do not file a Form 1040 for that year, file the completed Form 5329 with the IRS at the time and place you would have filed your Form 1040 for that year, and enclose a check or money order for the penalty taxes.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES

Generally, the value of any IRA as of the owner’s date of death is fully includible in the owner’s gross estate for federal estate tax purposes under Code Section 2039. In addition, there is no federal gift tax or generation-skipping transfer tax exemption for IRAs under Code Section 2511, 2517 or 2611.

V. PROCEDURAL STATEMENTS

The Contract has not yet been submitted to the IRS for approval as an IRA, but its provisions are designed to comply with Code Section 408.

Any such IRS approval would be a determination as to the form of IRA, and would not represent a determination as to the merits of the IRA.

Statement of Additional Information

for the

Global Advantage Series Variable Annuity

Group Variable Annuity Contract

Individual Flexible Premium Variable Annuity Certificates

Issued Through

KILICO Variable Annuity Separate Account - 3

Offered by

Kemper Investors Life Insurance Company

1400 American Lane

Schaumburg, Illinois 60196 USA

(425) 577-5100

Annuity Contact Center – call: U.S. Toll-Free: 1-888-864-3901 UK Toll-Free: 0808 2342571 7:30 a.m. to 5:00 p.m. Central Time Monday — Friday

Kemper Investors Life Insurance Company

Attention: Service Team

For Regular Mail Delivery:

P.O. Box 19097

Greenville, SC 29602-9097

USA

For Express Delivery:

2000 Wade Hampton Boulevard

Greenville, SC 29615-1064

USA

Fax: UK Toll-Free: 0808 2342563

Website: www.KIGlobalAdvantage.com

This Statement of Additional Information (“SAI”) expands upon certain subjects discussed in the current Prospectus for the Global Advantage Series Variable Annuity (the “Contract”) issued by Kemper Investors Life Insurance Company. The Contract is issued on a group basis and coverage under the Contract is represented by a certificate provided to each owner. For purposes of this SAI, the term “Contract” refers both to your individual certificate and to the group annuity contract.

You may obtain a copy of the Prospectus for the Contract dated September 1, 2008 by calling UK Toll-Free: 0808 2342571 or U.S. Toll-Free: 1-888-864-3901 or by writing to our Global Advantage Series Variable Annuity Service Team at P.O. Box 19097, Greenville, South Carolina 29602-9097 USA.

This Statement of Additional Information incorporates terms used in the current Prospectus for the Contract.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectuses for the Contract and the Portfolios.

The date of this Statement of Additional Information is September 1, 2008.

3

Additional Contract Provisions

The Contract

The entire Contract consists of the group contract, the certificate, the signed application attached at issue, any attached amendments and supplements to the application, and any attached riders and endorsements. For purposes of this SAI, the term “Contract” refers both to the certificate and to the group annuity Contract. In the absence of fraud, we consider all statements in the signed application to be representations and not warranties. We will not use any statement to contest a claim unless that statement is in a signed application or in an amendment or supplement to the signed application for the Contract.

Any change in the Contract or waiver of its provisions must be in writing and signed by one of our officers. No other person – no agent or registered representative – has authority to change or waive any provision of the Contract.

Upon notice to you, we may modify the Contract if necessary to:

•	permit the Contract or the KILICO Variable Annuity Separate Account – 3 (the “Separate Account”) to comply with any applicable law or regulation that a governmental agency issues;

•	assure continued qualification of the Contract under the U.S. Tax Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

•	effect a change in the operation of the Separate Account or to provide additional investment options.

In the event of such circumstances, we will make the appropriate modifications through an endorsement to the Contract.

Incontestability

In the absence of fraud, we will not contest the Contract or any certificate issued under the Contract after its Issue Date.

Misstatement of Age or Sex

We may require proof of age, sex, and right to payments before making any annuity payments under a Contract. If the age or sex (if applicable) of the Annuitant or Payee has been stated incorrectly, then we will determine the amount of the annuity payments by using the correct age and sex. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment relating to such misstatement against future payments we may make under the Contract.

Nonparticipation

The Contract does not participate in our surplus earnings or profits. We will not pay dividends on the Contract.

U.S. Tax Status of the Contract

Unless otherwise stated, all references to tax consequences, considerations or implications in this SAI are to U.S. Federal income tax consequences, considerations, or implications.

U.S. tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

4

Diversification Requirements. The U.S. Tax Code requires that the investments of each investment division of the Separate Account underlying the Contract be “adequately diversified” in order for the Contract to be treated as an annuity contract for U.S. Federal income tax purposes. It is intended that each Subaccount, through the portfolios in which it invests, will satisfy these diversification requirements.

Owner Control. In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying portfolio assets of the Separate Account may be treated as the owners of those assets and may be subject to U.S. tax on income produced by those assets. Although there is limited published guidance in this area and such guidance does not address certain aspects of the Contract, we believe that the owner of a Contract should not be treated as the owner of the underlying portfolio assets. We reserve the right to modify the Contract to bring it into conformity with applicable standards should such modification be necessary to prevent owners of the Contract from being treated as the owners of the underlying portfolio assets of the Separate Account.

Required Distributions. In order to be treated as an annuity contract for U.S. Federal income tax purposes, section 72(s) of the U.S. Tax Code requires any non-qualified contract to contain certain provisions specifying how an owner’s interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity date, the entire interest in the contract will be distributed within five (5) years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distribution begins within one (1) year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Contract contains provisions that are intended to comply with these U.S. Tax Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such Contract provisions regularly and modify them if necessary to assure that the Contract complies with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other U.S. tax rules apply to a qualified Contract.

Calculation of Subaccount and Adjusted Historic Portfolio Performance Data

We may advertise and disclose historic performance data for the Subaccounts, including yields, standard annual total returns, and nonstandard measures of performance of the Subaccounts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the defined standards of the U.S. Securities and Exchange Commission (“SEC”).

Money Market Subaccount Yields

Advertisements and sales literature may quote the current annualized yield of the Fidelity VIP Money Market Subaccount for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on the price of shares of the Fidelity VIP Money Market Portfolio.

5

We compute the current annualized yield by determining the net change (not including any realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) at the end of the seven-day period in the value of a hypothetical subaccount under the Contract having a balance of one Accumulation Unit of the Fidelity VIP Money Market Subaccount at the beginning of the period. We divide that net change in Subaccount value by the value of the hypothetical subaccount at the beginning of the period to determine the base period return. Then we annualize this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Fidelity VIP Money Market portfolio in which the hypothetical subaccount invests; and (ii) fees, charges and deductions imposed under the Contract that are attributable to the hypothetical subaccount.

These fees, charges and deductions include the per unit charges for the Records Maintenance Charge, the Monthly Mortality and Expense Risk Charge and the asset-based administration charge. For purposes of calculating current yields for a Contract, we use an average per unit Records Maintenance Charge based on the USD $30 Records Maintenance Charge.

We calculate the current yield by the following formula:

Current Yield = ((NCS - ES)/UV) X (365/7)

Where:

NCS	=	the net change in the value of the Fidelity VIP Money Market portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical Subaccount having a balance of one Subaccount unit.
ES	=	per unit charges deducted from the hypothetical Subaccount for the seven-day period.
UV	=	the unit value for the first day of the seven-day period.

We may also disclose the effective yield of the Fidelity VIP Money Market Subaccount for the same seven-day period, determined on a compounded basis. We calculate the effective yield by compounding the unannualized base period return by adding one (1) to the base return, raising the sum to a power equal to 365 divided by 7, and subtracting one (1) from the result.

Effective Yield = (1 + ((NCS-ES)/UV))365/7 - 1

Where:

NCS	=	the net change in the value of the Fidelity VIP Money Market portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical subaccount having a balance of one (1) subaccount unit.
ES	=	per unit charges deducted from the hypothetical Subaccount for the seven-day period.
UV	=	the unit value for the first day of the seven-day period.

The Fidelity VIP Money Market Subaccount’s yields are lower than the Fidelity VIP Money Market portfolio’s yields because of the fees, charges and deductions that the Contract imposes.

The current and effective yields on amounts held in the Fidelity VIP Money Market Subaccount normally fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Fidelity VIP Money Market

6

Subaccount’s actual yields are affected by changes in interest rates on money market securities, average portfolio maturity of the Fidelity VIP Money Market portfolio, the types and quality of securities held by the Fidelity VIP Money Market portfolio and the portfolio’s operating expenses. We may also present yields on amounts held in the Fidelity VIP Money Market Subaccount for periods other than a seven-day period.

Yield calculations do not take into account the surrender charge that may be assessed on certain withdrawals of Contract Value.

Other Subaccount Yields

Sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Fidelity VIP Money Market Subaccount) under the Contract for 30-day or one-month periods. The annualized yield of a Subaccount refers to income that the Subaccount generates during a 30-day or one-month period and is assumed to be generated during each period over a 12-month period.

We compute the annualized 30-day yield by:

(i)	dividing the net investment income of the portfolio attributable to the Subaccount units, less Subaccount expenses attributable to the Contract for the period, by the maximum offering price per unit on the last day of the period;
(ii)	multiplying the result by the daily average number of units outstanding for the period;
(iii)	compounding that yield for a 6-month period; and
(iv)	multiplying the result by 2.

Expenses of the Subaccount include the Records Maintenance Charge, the asset-based administration charge and the Monthly Mortality and Expense Risk Charge. The yield calculation assumes that we deduct the Records Maintenance Charge at the end of each Contract Year. For purposes of calculating the 30-day or one-month yield, we divide an average Records Maintenance Charge collected by the average Contract Value in the Subaccount to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. We calculate the 30-day or one-month yield by the following formula:

Yield	=	2 X ((((NI - ES)/(U X UV)) + 1)[6] - 1)

Where:

NI	=	net income of the portfolio for the 30-day or one-month period attributable to the Subaccount’s units.
ES	=	charges deducted from the Subaccount for the 30-day or one-month period.
U	=	the average number of units outstanding.
UV	=	the unit value at the close of the last day in the 30-day or one-month period.

The yield for the Subaccount is lower than the yield for the corresponding portfolio because of the fees, charges and deductions that the Contract imposes.

The yield on the amounts held in the Subaccounts normally fluctuates over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of securities that a portfolio holds and its operating expenses affect the corresponding Subaccount’s actual yield.

Yield calculations do not take into account the surrender charge and redemption fees that may be assessed on certain withdrawals of Contract Value.

7

Average Annual Total Returns for the Subaccounts

Sales literature or advertisements may quote average annual total returns for one or more of the Subaccounts for various periods of time. If we advertise total return for the Fidelity VIP Money Market Subaccount, then such advertisements and sales literature will include a statement that yield more closely reflects current earnings than total return.

When a Subaccount has been in operation for 1, 5, and 10 years, respectively, we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.

Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of USD $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. Each period’s ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

We calculate the standard average annual total returns using Subaccount unit values that we calculate on each business day based on the performance of the Subaccount’s underlying portfolio, the deductions for the Monthly Mortality and Expense Risk Charge, the asset-based administration charge and the Records Maintenance Charge. The calculation reflects the deduction of the Records Maintenance Charge by assuming a uniform reduction in the yield or total return which is determined by calculating the average impact of the Records Maintenance Charge on in-force Contracts.

We calculate the standard total return by the following formula:

TR	=	((ERV/P)1/N) - 1

Where:

TR	=	the average annual total return net of Subaccount recurring charges.
ERV	=	the ending redeemable value (minus any applicable surrender charge and Records Maintenance Charge) of the hypothetical subaccount at the end of the period.
P	=	a hypothetical initial payment of USD $1,000.
N	=	the number of years in the period.

Non-Standard Subaccount Total Returns

Sales literature or advertisements may quote average annual total returns for the Subaccounts that do not reflect any surrender charges. We calculate such nonstandard total returns in exactly the same way as the average annual total returns described above, except that we replace the ending redeemable value of the hypothetical Subaccount for the period with an ending value for the period that does not take into account any surrender charges.

We may disclose cumulative total returns in conjunction with the standard formats described above. We calculate the cumulative total returns using the following formula:

8

CTR	=	(ERV/P) - 1

Where:

CTR	=	the cumulative total return net of Subaccount recurring charges for the period.
ERV	=	the ending redeemable value of the hypothetical subaccount at the end of the period.
P	=	a hypothetical single payment of USD $1,000.

Adjusted Historic Portfolio Performance Data

Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees, charges and deductions under the Contract. Such adjusted historic portfolio performance may include data that precedes the inception dates of the Subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.

Effect of the Records Maintenance Charge on Performance Data

The Contract provides for the deduction of a USD $30.00 Records Maintenance Charge at the end of each Contract year from your Contract Value. We will waive this charge if your Contract Value is USD $50,000 or more on the date the charge is assessed. We deduct the charge from each Subaccount based on the proportion that your Subaccount value bears to your total Contract Value. The calculation reflects the deduction of the Records Maintenance Charge by assuming a uniform reduction in the yield or total return which is determined by calculating the average impact of the Records Maintenance Charge on in-force Contracts.

Investment Experience Factor (Accumulation Period)

The Investment Experience Factor is used during the Accumulation Period to calculate the investment performance of a Subaccount at the end of each Valuation Period. Each Subaccount has its own Investment Experience Factor, which may be greater or less than one (1). The Investment Experience Factor for each Subaccount equals the fraction obtained by dividing 1. by 2. and subtracting 3. from the result, where:

1.	is the net result of:

a.	the net asset value per portfolio share held in the Subaccount determined at the end of the current Valuation Period; plus

b.	the per share amount of any dividend or capital gain distribution on portfolio shares held in the Subaccount, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

c.	a credit or charge for any taxes reserved for the current Valuation Period which we determine resulted from the investment operations of the Subaccount;

9

2.	is the net asset value per portfolio share held in the Subaccount, determined at the end of the last Valuation Period; and

3.	is the factor representing the deduction for the Administration Charge, stated in the Contract, for the number of days in the Valuation Period.

Net Investment Factor (Annuity Period)

The Net Investment Factor is used during the Annuity Period to calculate the investment performance of a Subaccount at the end of each Valuation Period. Each Subaccount has its own Net Investment Factor during the Annuity Period, which may be greater or less than one (1). The Net Investment Factor for each Subaccount equals the fraction obtained by dividing 1. by 2. and subtracting 3. from the result, where:

1.	is the net result of:

a.	the net asset value per portfolio share held in the Subaccount determined at the end of the current Valuation Period; plus

b.	the per share amount of any dividend or capital gain distribution on portfolio shares held in the Subaccount, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

c.	a credit or charge for any taxes reserved for the current Valuation Period which we determine resulted from the investment operations of the Subaccount;

2.	is the net asset value per portfolio share held in the Subaccount, determined at the end of the last Valuation Period; and

3.	is the factor representing the deductions for the daily mortality and expense risk charge and Administration Charge, stated in the Contract, for the number of days in the Valuation Period.

Transfers During the Annuity Period

When a transfer is made between Subaccounts during the Annuity Period, the number of Annuity Units per payment attributable to a Subaccount to which transfer is made is equal to a. multiplied by b. divided by c., where:

a.	is the number of Annuity Units per payment in the Subaccount from which transfer is being made;

b.	is the Annuity Unit Value for the Subaccount from which the transfer is being made; and

c.	is the Annuity Unit Value for the Subaccount to which transfer is being made.

All amounts and Annuity Unit Values are determined as of the end of the Valuation Period preceding the effective date of the transfer.

10

We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer privileges.

Variable Annuity Payments

Variable annuity payments vary to reflect the net investment performance of the Subaccount(s) selected.

Amount of Variable Annuity Payments

The amount of the first variable annuity payment to an Annuitant or a Payee will depend on the amount applied to effect the variable annuity payment as of the Annuity Date, the annuity payment option selected, and the Annuitant’s age and sex (if applicable).

The U.S. Dollar amount of subsequent variable annuity payments may increase or decrease depending on the investment experience of the Subaccounts in which the Contract is invested. The number of Annuity Units per payment will remain fixed for each Subaccount unless a transfer is made. If a transfer is made, the number of Annuity Units per payment will change.

The number of Annuity Units for each Subaccount is calculated by dividing a. by b. where:

a.	is the amount of the monthly payment that can be attributed to the Subaccount; and

b.	is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

Monthly variable annuity payments, after the first payment, are calculated by summing up, for each Subaccount, the product of a. times b. where:

a.	is the number of Annuity Units per payment in each Subaccount; and

b.	is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

After the first payment, we guarantee that the U.S. Dollar amount of each annuity payment will not be affected by actual expenses or changes in mortality experience for the expense and mortality assumptions on which we based the first payment.

Annuity Unit Value

We calculate the value of an Annuity Unit at the same time that we calculate the value of an Accumulation Unit and we base it on the same values for portfolio shares and other assets and liabilities. (See “Subaccount Value” in the Prospectus for the Contract.) The Annuity Unit value for each Subaccount’s first valuation period will be set at USD $100. We calculate the Annuity Unit value for a Subaccount for each subsequent Valuation Period by multiplying the result of a. times b. by c. where:

a.	is the Annuity Unit value for the immediately preceding Valuation Period; and

11

b.	is the Net Investment Factor for the Valuation Period for which the Annuity Unit value is being calculated; and

c.	is the interest factor of .99993235 per calendar day of such subsequent Valuation Period to offset the effect of the assumed annual interest rate of 2.5% used in the variable annuity option tables in your Contract.

The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit value and the amount of several variable annuity payments based on one (1) Subaccount.

Illustration of Calculation of Annuity Unit Value

1.	Accumulation unit value for current valuation period	USD $11.15
2.	Accumulation unit value for immediately preceding valuation period	USD $11.10
3.	Annuity unit value for immediately preceding valuation period	USD $105.00
4.	Factor to compensate for the assumed investment rate of 2.5%	0.9979
5.	Annuity unit value of current valuation period ((1) / (2)) x (3) x (4)	USD $105.2515

Illustration of Variable Annuity Payments

1.	Number of Accumulation Units at Annuity Date	10,000
2.	Accumulation unit value	USD $11.15
3.	Adjusted Contract Value (1) x (2)	USD $111,500.00
4.	First monthly annuity payment per USD $1,000 of adj. Contract Value	USD $4.68
5.	First monthly annuity payment (3) x (4) ÷ 1,000	USD $521.82
6.	Annuity unit value	USD $105.2515
7.	Number of Annuity Units (5) ÷ (6)	4.9578
8.	Assume Annuity Unit value for second month equal to	USD $105.3000
9.	Second monthly annuity payment (7) x (8)	USD $522.06
10.	Assume Annuity Unit value for third month equal to	USD $104.9000
11.	Third monthly annuity payment (7) x (10)	USD $520.07

Addition, Deletion or Substitution of Investments

In the event of any substitution or change of the underlying portfolios, we may (by appropriate endorsement, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of owners and Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the Investment Company Act of 1940, it may be deregistered under that Act if registration is no longer required, it may be combined with other of our separate accounts, or the assets may be transferred to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting rights you have under the Contract.

12

Resolving Material Conflicts

The portfolios currently sell their shares to registered separate accounts of insurance companies other than us to support other variable annuity contracts and variable life insurance contracts. In addition, our other separate accounts and separate accounts of other affiliated life insurance companies may purchase shares of some of the portfolios to support other variable annuity or variable life insurance contracts. Moreover, qualified retirement plans may purchase shares of some of the portfolios. As a result, there is a possibility that an irreconcilable material conflict may arise between your interests as a Contract owner and the interests of persons owning other contracts investing in the same portfolios. There is also the possibility that a material conflict may arise between the interests of owners generally, or certain classes of owners, and participating qualified retirement plans or participants in such retirement plans.

We currently do not foresee any disadvantages to you that would arise from such sale of portfolios shares to support variable life insurance contracts or variable annuity contracts of other companies or to qualified retirement plans. However, the management of each Fund will monitor events related to its portfolios in order to identify any material irreconcilable conflicts that might possibly arise as a result of such portfolio offering its shares to support both variable life insurance contracts and variable annuity contracts, or support the variable life insurance contracts and/or variable annuity contracts issued by various affiliated and unaffiliated insurance companies. In addition, the management of each Fund will monitor its portfolios in order to identify any material irreconcilable conflicts that might possibly arise as a result of the sale of portfolio shares to qualified retirement plans, if applicable.

In the event of such a conflict, the management of the appropriate Fund would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that the response of any Fund to any such conflict does not sufficiently protect you, then we will take our own appropriate action, including withdrawing the Separate Account’s investment in the applicable portfolios, as appropriate.

Voting Rights

We determine the number of votes you may cast by dividing your Contract Value in a Subaccount by the net asset value per share of the portfolio in which that Subaccount invests. We determine the number of votes available to you as of the same date that the Fund determines which shareholders will be eligible to vote at the relevant meeting of the portfolio’s shareholders. We will solicit voting instructions by sending you written materials before the Fund’s meeting in accordance with the Fund’s procedures.

Third Party Administration Agreement

As of June 1, 2008, Kemper Investors entered into Amendment No. 5 to its Third-Party Insurance Administrative Services Agreement (the “Agreement”) with IBM Business Transformation Outsourcing Insurance Service Corporation (“IBM Outsourcing”), a corporation organized and existing under the laws of South Carolina. IBM Outsourcing has its principal business address at 2000 Wade Hampton Boulevard, Greenville, South Carolina 29615-1064 USA. Under the Agreement, IBM Outsourcing provides significant administrative services for the Contracts and the Separate Account, including the processing of all premium payments, requests for transfers, partial withdrawals, and surrenders, and the calculation of Accumulation Unit values and Annuity Unit values for each Contract and the Separate Account.

13

Safekeeping of Separate Account Assets

We hold the title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account. We and our service provider, IBM Outsourcing, maintain records of all purchases and redemptions of portfolio shares held by each of the Subaccounts. Additional protection for the assets of the Separate Account is provided by a blanket fidelity bond issued by National Union Fire Insurance Company providing aggregate coverage of USD $15 million (subject to a USD $2 million deductible) for all officers and employees of Kemper Investors.

Distribution of the Contracts

Synergy Investment Group, LLC (“Synergy”) serves as the principal underwriter and as a selling firm in connection with the offer and sale of the Contracts, which are offered on a continuous basis. Synergy is registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The principal business address of Synergy is 8320 University Executive Park Drive, Suite 112, Charlotte, North Carolina 28262 USA. Synergy offers the Contract for sale through individuals who have been appointed by us as insurance agents and who are registered representatives of Synergy (“U.S. registered representatives”).

Compensation Paid to Synergy. We pay compensation to Synergy for the principal underwriting services it performs and for the sales of the Contracts by its U.S. registered representatives. Compensation is based on a percentage (currently 1%) of cumulative premium payments received by the Company with respect to the sale of the Contract. We may pay lower compensation on sales over USD $500,000. For 12 months following the first sale of a Contract by Synergy, we will pay Synergy a set, monthly minimum payment of USD $10,000, independent of the level of Contract sales, subject to certain recapture terms.

Legal Matters

Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Contracts has been passed upon by M. Douglas Close, Esq., General Counsel of Kemper Investors. Sutherland Asbill & Brennan, LLP of Washington, D.C., has provided advice on certain matters relating to the U.S. federal securities laws, but has not provided any advice on UK tax considerations. CMS Cameron McKenna LLP of London, England, has provided advice to Kemper Investors Life Insurance Company on UK tax considerations.

Experts

The financial statements of Kemper Investors Life Insurance Company as of December 31, 2007 and 2006, and for each of the three years ended December 31, 2007 included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 1900, Seattle, Washington, 98101 USA, an independent registered public accounting firm given on the authority of such firm as experts in auditing and accounting.

14

Other Information

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contract discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC as part of the registration statement for the Contract. The entire registration statement for the Contract is available on the SEC’s website at www.sec.gov.

Financial Statements

Kemper Investors Life Insurance Company’s audited financial statements as of December 31, 2007 and 2006 and for each of the three years ended December 31, 2007, which include the Report of Independent Auditors, are contained in this Statement of Additional Information. There are no financial statements available for the KILICO Variable Annuity Separate Account - 3, because the KILICO Variable Annuity Separate Account - 3 had not commenced operations as of the date of this Statement of Additional Information. You should not consider the financial statements of Kemper Investors Life Insurance Company as bearing upon the investment performance of the assets being held in the KILICO Variable Annuity Separate Account - 3.

15

APPENDIX A

State And Local Government Premium Tax Chart

	Rate of Tax
State	Qualified Plans	Non-Qualified Plans

California*	0.50%	2.35%
Maine**	—	2.00%
Nevada*	—	3.50%
South Dakota**	—	1.25%
West Virginia**	1.00%	1.00%
Wyoming**	—	1.00%

*        In California and Nevada, we pay premium taxes when you annuitize your Contract. We deduct the amount of the premium tax payable from your Contract Value when you annuitize your Contract.

**      In Maine, South Dakota, West Virginia, and Wyoming, we pay premium taxes at the time we receive a Purchase Payment from you. In those four states, we reserve the right to deduct the amount of the premium tax payable from your Contract Value at the time we receive your Purchase Payment.

A-1

Index to Financial Statements

Kemper Investors Life Insurance Company

Report of Independent Auditors

Balance Sheets as of December 31, 2007 and 2006

Statements of (Loss) Income, for each of the three years ended December 31, 2007

Statements of Comprehensive (Loss) Income, for each of the three years ended December 31, 2007

Statements of Stockholder’s Equity, for each of the three years ended December 31, 2007

Statements of Cash Flows, for each of the three years ended December 31, 2007

Notes to Financial Statements

F-1

Kemper Investors Life

Insurance Company

Financial Statements

December 31, 2007 and 2006

Kemper Investors Life Insurance Company

Index

December 31, 2007 and 2006

Report of Independent Auditors

To the Board of Directors and Stockholders of

Kemper Investors Life Insurance Company

In our opinion, the accompanying balance sheets and the related statements of (loss) income, comprehensive (loss) income, stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of Kemper Investors Life Insurance Company (a wholly owned subsidiary of Kemper Corporation) (the “Company”) at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

April 24, 2008

1

KEMPER INVESTORS LIFE INSURANCE COMPANY

BALANCE SHEETS

December 31, 2007 and 2006

(in thousands of dollars)

	2007	2006
ASSETS
Investments
Bonds, classified as available-for-sale, at fair value (amortized cost: $369,825 and $302,077)	$369,239	$298,587
Policy loans	44,733	20,791
Partnership and joint venture interests	437	863

Total investments	414,409	320,241

Cash and cash equivalents	31,083	17,482
Accrued investment income	5,363	3,773
Reinsurance recoverable	2,977,812	3,093,398
Deposit asset—coinsurance business	1,163,920	1,385,623
Deferred policy acquisition costs	1,051	3,944
Federal income tax receivable—affiliate	37,418	35,100
Modified coinsurance deposit receivable—related party	700,634	738,522
Other assets and receivables	83,735	108,403
Separate account assets	16,153,483	16,150,324

Total assets	$21,568,908	$21,856,810

LIABILITIES AND STOCKHOLDER’S EQUITY
Future policy benefits	$2,253,385	$2,294,756
Other policyholder benefits and funds payable	49,970	74,153
Deposit liability—coinsurance business	1,163,920	1,385,623
Modified coinsurance deposit payable—related party	726,063	768,232
Deferred income tax liabilities	206,247	194,733
Other accounts payable and liabilities	253,516	221,571
Separate account liabilities	16,153,483	16,150,324

Total liabilities	20,806,584	21,089,392

Stockholder’s equity
Capital stock ($10 par value—300,000 authorized shares; 250,000 shares issued and outstanding at 2007 and 2006, respectively)	2,500	2,500
Additional paid-in capital	1,088,633	1,088,633
Accumulated other comprehensive loss	(381)	(3,490)
Retained deficit	(328,428)	(320,225)

Total stockholder’s equity	762,324	767,418

Total liabilities and stockholder’s equity	$21,568,908	$21,856,810

The accompanying notes are an integral part of the financial statements.

2

KEMPER INVESTORS LIFE INSURANCE COMPANY

STATEMENTS OF (LOSS) INCOME

Years Ended December 31, 2007, 2006 and 2005

(in thousands of dollars)

	2007	2006	2005
REVENUES
Premium income	$273	$17	$—
Separate account fees and charges	32,567	64,716	69,593
Modified coinsurance income (loss)—related party	7,465	2,804	(6,800)
Net investment income	18,597	34,374	31,327
Net realized investment (losses) gains	(613)	1,980	7,572
Other income	96,385	80,349	70,655

Total revenues	154,674	184,240	172,347

BENEFITS AND EXPENSES
Interest credited to policyholders	54,426	62,956	68,460
Claims incurred and other policyholder benefits	50,868	57,186	45,120
Taxes, licenses and fees	(375)	579	1,696
Commissions	4,353	15,988	16,301
Operating expenses	20,744	16,384	14,450
Amortization of deferred policy acquisition costs	2,893	12,418	7,453
Amortization of ceded premium deposit	45,435	155	—

Total benefits and expenses	178,344	165,666	153,480

(Loss) Income before income tax (benefit) expense	(23,670)	18,574	18,867
Income tax (benefit) expense	(15,467)	12,385	(2,649)

Net (loss) income	$(8,203)	$6,189	$21,516

The accompanying notes are an integral part of the financial statements.

3

KEMPER INVESTORS LIFE INSURANCE COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

Years Ended December 31, 2007, 2006 and 2005

(in thousands of dollars)

	2007	2006	2005
NET (LOSS) INCOME	$(8,203)	$6,189	$21,516

OTHER COMPREHENSIVE INCOME
Unrealized holding gains (losses) on securities:
Unrealized holding gains (losses) on investments	2,291	(904)	(16,430)
Reclassification adjustment for losses included in net income	613	3,910	790

Other comprehensive income (loss), before related income tax (benefit) expense	2,904	3,006	(15,640)
Related income tax (benefit) expense	(205)	2,273	(5,474)

Other comprehensive income (loss), net of tax	3,109	733	(10,166)

Comprehensive (loss) income	$(5,094)	$6,922	$11,350

The accompanying notes are an integral part of the financial statements.

4

KEMPER INVESTORS LIFE INSURANCE COMPANY

STATEMENTS OF STOCKHOLDER’S EQUITY

Years Ended December 31, 2007, 2006 and 2005

(in thousands of dollars)

	Capital Stock	Additional Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Stockholder’s Equity
Balances at January 1, 2005	$2,500	$841,633	$5,943	$(347,930)	$502,146
Net income	—	—	—	21,516	21,516
Other comprehensive loss	—	—	(10,166)	—	(10,166)

Balances at December 31, 2005	2,500	841,633	(4,223)	(326,414)	513,496

Net income	—	—	—	6,189	6,189
Additional paid-in capital	—	247,000	—	—	247,000
Other comprehensive income	—	—	733	—	733

Balances at December 31, 2006	2,500	1,088,633	(3,490)	(320,225)	767,418

Net loss	—	—	—	(8,203)	(8,203)
Other comprehensive income	—	—	3,109	—	3,109

Balances at December 31, 2007	$2,500	$1,088,633	$(381)	$(328,428)	$762,324

The accompanying notes are an integral part of the financial statements.

5

KEMPER INVESTORS LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006 and 2005

(in thousands of dollars)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(8,203)	$6,189	$21,516
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Net realized losses (gains) investment	613	(1,980)	(7,572)
Interest credited and other charges	54,426	62,956	68,460
Amortization of deferred policy acquisition costs and value of business acquired	2,893	12,418	7,453
Amortization of net discount/premium on investments	3,145	6,189	8,099
Depreciation and other amortization	280	438	424
Deferred income tax expense	11,514	294,058	13,256
Cash provided by (used in) changes in operating assets and liabilities
Federal income taxes (payable) receivable	(2,318)	(25,956)	13,452
Life insurance policy liabilities	381	(12,303)	84,388
Other policyholder funds	(27,205)	(26,961)	(23,337)
Change in policy liabilities due to reinsurance	115,586	(917,960)	36,521
Other, net	(39,362)	(139,646)	(84,680)

Net cash provided by (used in) operating activities	111,750	(742,558)	137,980

CASH FLOWS FROM INVESTING ACTIVITIES
Cash from investments sold or matured:
Fixed maturity and equity securities available-for-sale	80,654	656,544	97,549
Cost of investments purchased or loans originated:
Fixed maturity and equity securities available-for-sale	(151,425)	(236,957)	(156,339)
Distribution of partnership and joint venture interests	—	171	224
Capitalization of software	—	—	(735)
Net change in receivable and payable for securities transactions	519	(3,812)	4,096
Net change in policy loans	(23,942)	962	(3,213)
Net change in other assets	(104)	—	(145)

Net cash (used in) provided by investing activities	(94,298)	416,908	(58,563)

The accompanying notes are an integral part of the financial statements.

6

KEMPER INVESTORS LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006 and 2005

(in thousands of dollars)

	2007	2006	2,005
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
Deposits	164,940	7,387	346,021
Withdrawals	(172,675)	(23,252)	(345,607)
Capital contribution	—	247,000	—
Cash overdrafts	3,884	(5,681)	1,225

Net cash (used in) provided by financing activities	(3,851)	225,454	1,639

Net increase (decrease) in cash	13,601	(100,196)	81,056

CASH AND CASH EQUIVALENTS
Beginning of year	17,482	117,678	36,622

End of year	$31,083	$17,482	$117,678

Supplemental disclosures of cash flow information
Cash (refunded) paid during the year
Income taxes	$(34,176)	$(256,108)	$(29,357)
Interest	—	11,090	—

Supplemental disclosures of noncash operating activities
Income tax reclass from deferred to current	$—	$—	$12,635

The accompanying notes are an integral part of the financial statements.

7

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

1. The Company and Nature of Operations

Organization and Description of Business

Kemper Investors Life Insurance Company (“KILICO” or the “Company”) is a stock life insurance company founded in 1947. The Company is incorporated under the insurance laws of the State of Illinois and is licensed in the District of Columbia and all states, with the exception of New York.

The Company is a wholly owned subsidiary of Kemper Corporation (“Kemper”), a non-operating holding company. Kemper is a direct wholly owned subsidiary of Zurich Holding Company of America, Inc. (“ZHCA”). ZHCA is an indirect wholly owned subsidiary of Zurich Group Holding (“ZGH” or “Zurich”), a Swiss holding company. ZGH is wholly owned by Zurich Financial Services (“ZFS” or the “Parent’).

Purchase Agreement

On May 29, 2003, Kemper entered into a stock and asset purchase agreement (the “Purchase Agreement”) with Bank One Insurance Holdings, Inc. (“BOIH” or “Bank One”), wherein BOIH purchased the capital stock of Federal Kemper Life Assurance Company (“FKLA”), Zurich Life Insurance Company of America (“ZLICA”), Zurich Direct, Inc., and the capital stock of KILICO subsidiaries Investors Brokerage Services, Inc., Investors Brokerage Services Insurance Agency, Inc., Zurich Life Insurance Company of New York, PMG Life Agency, Inc., PMG Marketing, Inc., PMG Securities Corporation and PMG Asset Management (the “KILICO Subsidiaries”). BOIH also agreed to acquire indirect control of Fidelity Life Association (“FLA”) via its acquisition of FKLA, which pursuant to a management agreement, directs the day-to-day operations of FLA.

Prior to the Purchase Agreement, the Company, FKLA, ZLICA, and FLA operated under the trade name “Zurich Life” and were all, except for FLA, wholly owned subsidiaries of Kemper.

On September 3, 2003 (the “Closing Date” or the “Closing”), pursuant to the Purchase Agreement, the Company entered into a coinsurance agreement with FKLA under which:

•

The Company ceded 100% of its general account liabilities to FKLA with the exception of those relating to the DESTINATIONS product, supplemental contracts arising from the DESTINATIONS product, and business-owned life insurance (“BOLI”) contracts. These general account liabilities included all of the Company’s gross liabilities and obligations, including benefits, claims, taxes, commissions and assessments for certain types of existing individual and group life insurance policies and annuity contracts (collectively referred to as the “Reinsured Policies”). The Reinsured Policies also included certain policies written for a period of twelve months subsequent to the Closing.

•

The Company ceded on a modified coinsurance basis its separate account liabilities that related to the Reinsured Policies. As of December 31, 2007 and 2006, the Company’s separate account reserves subject to the coinsurance agreement with FKLA were approximately $1,938,499,000 and $2,037,091,000, respectively.

•

FKLA assumed administration of the Reinsured Policies and BOLI contracts of the Company on a long-term basis subject to the oversight of the Company. This included, but was not limited to, policy and policyholder administration, separate account administration, preparing accounting and actuarial information and certain aspects of legal compliance.

•

FKLA established a trust account (the “Security Trust Account”) for the exclusive benefit of the Company. The Security Trust Account is funded with assets equal to the general account statutory reserves adjusted for policy loans and interest maintenance reserves reinsured by FKLA, adjusted on a quarterly basis. FKLA is required to maintain the Security Trust Account until the Company’s general account statutory reserves of the Reinsured Policies are $400,000,000 or less. As of December 31, 2007 and 2006, the Company’s general account statutory reserves subject to the coinsurance agreement with FKLA were approximately $2,458,617,000 and $2,769,410,000, respectively. The balance in the Security Trust Account was approximately $2,701,178,000 and $3,034,704,000 as of December 31, 2007 and 2006, respectively.

8

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

•

On July 1, 2004, Bank One merged with and into JPMorgan Chase & Company, with JPMorgan Chase & Company being the surviving entity. On November 1, 2004, FKLA changed its name to Chase Life Insurance and Annuity Company (“FKLA/CILAAC”). Protective Life Insurance Company purchased CILAAC on July 3, 2006. Effective April 1, 2007, CILAAC merged with and into Protective Life Insurance Company (“PLICO”).

Deregistration

As of April 1, 2005, the Company amended certain of its variable annuity contracts or certificates offered via its separate accounts by putting a floor on the market value adjustment feature (“MVA”) and increasing the guaranteed crediting interest rate for these contracts to 3% (collectively referred to as the “MVA Endorsement”). As a result of the issuance of the MVA Endorsement, the Company was no longer required to be registered under the Securities Act of 1933. KILICO also no longer has a duty to perform periodic filings under Section 15(d) of the Securities Exchange Act of 1934. However, the Company, as a sponsor of separate accounts, is still required to perform periodic filings under the Investment Company Act of 1940.

The MVA Endorsement also required the Company to amend its existing coinsurance agreement with FKLA/CILAAC. The MVA contracts previously ceded to FKLA/CILAAC were repriced as a result of this amendment.

Nature of Operations

Prior to the Closing the Company marketed, through various distribution channels, individual and group fixed rate and variable annuity contracts, individual and group term life and group variable life insurance products. The Company also offered investment-oriented products, guaranteed return products, or products that were a combination of both, to help policyholders meet multiple insurance and financial objectives. The Company’s distribution channels included financial institutions, securities brokerage firms, insurance agents and financial planners.

As of the Closing, the Company’s direct retained business consisted primarily of the DESTINATIONS product. The Company also ceased issuing new business with the exception of renewal business and certain policies to be written and reinsured pursuant to the coinsurance agreement with FKLA/CILAAC. The Company agreed that for a period of three years following the Closing Date, it would not, except under limited circumstances, issue any new BOLI policies. Nearly all of the Company’s BOLI policies are reinsured to Zurich Insurance Company, Bermuda Branch (“ZIBB”). The account values of these ceded BOLI policies are included in the separate account assets and liabilities sections on the balance sheet.

Investors Brokerage Services, Inc. and BFP Securities, LLC are the principal underwriters of the Company’s registered variable annuity and variable life products. BFP Securities, LLC is also the primary wholesaling distributor of the Company’s BOLI products.

DESTINATIONS Product

DESTINATIONS is a registered individual and group variable, fixed and market value adjusted deferred annuity product. DESTINATIONS currently offers 32 variable subaccount investment options with various investment managers, 10 guaranty periods, a fixed account option, dollar cost averaging, a guaranteed minimum death benefit (“GMDB”) option and a guaranteed retirement income benefit (“GRIB”) option.

The GMDB and GRIB options subject the Company to market risk as the beneficiary or contract holder may receive, due to product guarantees, benefits that exceed the investment performance associated with their account balance. The GMDB and GRIB benefit is the greatest of the: i) the contract value (account value); ii) the greatest anniversary value before the exercise (annuitization date or date of death), reset up to age 80 minus previous withdrawals; or iii) purchase payments minus previous withdrawals, accumulated at 5% per annum to age 80.

9

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

The GRIB option is a rider to the DESTINATIONS base contract that was available to be purchased at the time the contract was issued. If purchased and later elected, the GRIB option allows a policyholder to receive a payment stream that may have value in excess of what would otherwise have been generated, without GRIB, by annuitization of their fund balance (due to benefit guarantees associated with the GRIB option). For contracts with the GRIB option, the guaranteed value may begin to be realized after seven or more years from contract issue, depending upon issue age. The amount of the excess of the GRIB value over the account value can fluctuate on a daily basis with changes in equity market returns. As such, the ultimate amount to be paid by the Company, if any, is uncertain and could be significantly more or less than the net amount at risk (as disclosed in Note 11).

On November 17, 2006, the Company entered into a coinsurance agreement with Zurich Insurance Company (“ZIC”) to reinsure the net amounts at risk for GMDB and GRIB options on policies issued from May 1, 2000 through February 28, 2003. See Note 3 for a more detailed discussion of this agreement.

Business Owned Life Insurance (BOLI)

From 1997 to the effective date of the Purchase Agreement, the Company marketed Business Owned Life Insurance (“BOLI”) policies. BOLI is a form of group life insurance which enables clients to buy variable life insurance on key employees. The policies remain in force until the last insured dies or the policy is surrendered or exchanged. The policyholder has flexibility regarding premiums and the right to allocate premiums to various divisions with differing investment objectives. The policyholders may also borrow from the investment value of the policies, surrender the policies for their cash surrender values or in some cases, make partial withdrawals from the cash surrender values. Death benefits on the life of any insured are at least equal to the face amount on the individual insured provided the cash value relating to the insured is greater than zero.

ZIBB reinsures 98% of the mortality risk and 98% of the net amount at risk of the BOLI policies. ZIBB offered a stable value protection (“SVP”) option in conjunction with the BOLI policies. The SVP option allows purchasers of the option to make payments into SVP divisions in the Company’s separate accounts. These SVP divisions purchase value protection from a stable value provider which offers smooth or stabilized investment returns over a specified period of time.

Separate Account Business

The Company maintains separate account assets and liabilities, which are reported at fair value. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, wherein the contract holder assumes the investment risk, and guaranteed separate accounts, wherein the Company contractually guarantees either a minimum return or account value to the contract holder. Non-guaranteed separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the contract holder. Mortality, policy administration, and surrender charges to all accounts are included in the revenues of the Company. Changes in liabilities for minimum guarantees are included in the claims incurred and other policyholder benefits line item in the financial statements.

Group Term Life Insurance

During the second half of 2006, the Company began marketing and sales of a group term life insurance product (“Group Life”). Group Life is marketed through the agency force of Farmers Group, Inc. (“FGI”), an affiliated company. The Group Life product is yearly renewable term life insurance for employers to make available as a part of their employee benefits package. Group Life provides guaranteed issue in limited amounts to group members and allows for conversion to an individual term life policy when a member leaves the group.

10

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash in the bank and investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Reinsurance

In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure to certain blocks of annuities and to individual death claims. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and obligations to policyholders. As such, these amounts paid, or deemed to have been paid, are recorded on the Company’s balance sheet as reinsurance recoverables and ceded future policy benefits. Written premiums, earned premiums, separate account fees and charges, interest credited to policyholders and claims incurred and other policyholder benefits, in the Company’s income statement, all reflect the net effects of ceded reinsurance transactions. Reinsurance accounting is followed for assumed and ceded reinsurance agreements when the risk transfer provisions of Statement of Financial Accounting Standard (“SFAS”) No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, have been met.

Recognition of Insurance Policy Income and Related Benefits and Expenses on Insurance Contracts

For investment and universal life contracts, the amounts collected from policyholders are considered deposits and are not included in revenue, following guidance established in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.

Revenue for annuities, variable life insurance and interest-sensitive life insurance products consists of investment income and realized capital gains, policy charges such as mortality, expense and surrender charges, and expense loads for premium taxes on certain contracts. Expenses consist of benefits in excess of account balances, interest credited to contracts, policy maintenance costs, and amortization of deferred policy acquisition costs.

Deposit Asset and Liability—Coinsurance Business

The liabilities and assets of the investment contracts included in the Reinsured Policies are reported in these categories. These contracts are not considered to transfer insurance risk under GAAP and accordingly are accounted for under a deposit method of accounting in accordance with SFAS No. 113. The accrued account balance for investment contracts is computed as deposits net of withdrawals made by the contract holder, plus amounts credited based on contract specifications, less contract fees and charges assessed, plus any additional interest. In addition, policy charges such as expense and surrender charges, expense loads for premium taxes and expenses consisting of interest credited on these ceded investment contracts are included, on a net basis, in other income in the financial statements.

11

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

Deferred Policy Acquisition Costs

The costs of acquiring new business, principally comprised of commission expense and certain policy issuance and underwriting expenses, have been deferred to the extent they are recoverable from estimated future gross profits (“EGPs”) on the related contracts and policies. The deferred policy acquisition costs (“DAC”) for annuities and separate account-related business are amortized over the estimated contract life in relation to the present value of EGPs, which arise principally from projected investment margins, mortality and expense margins and surrender charges.

Actual gross profits can vary from management’s estimates, resulting in increases or decreases in the rate of DAC amortization. The Company regularly evaluates its EGPs to determine if actual experience or other evidence suggests that earlier estimates should be revised. In the event that the Company revised its EGPs, the cumulative DAC amortization would be adjusted to reflect such revised EGPs in the period the revision was determined to be necessary. Several assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, estimated interest spread, estimated mortality, and estimated annuitization option costs. The separate account fund performance assumption is critical to the development of the EGPs related to the Company’s variable annuity business.

Additionally, the Company continues to perform analyses with respect to the potential impact of a revision to future EGPs. If such a revision to EGPs were deemed necessary, the Company would adjust, as appropriate, the assumptions and reproject its future EGPs based on current account values at the end of the quarter in which a revision is deemed to be necessary. The overall recoverability of the DAC asset is dependent on the future profitability of the business. The Company monitors the recoverability of the DAC asset by comparing the amounts deferred to the present value of total EGPs.

Future Policy Benefits

Liabilities for future policy benefits related to annuities and interest-sensitive life contracts reflect net premiums received plus interest credited during the contract accumulation period and the present value of future payments for contracts that have annuitized. A liability in excess of account values has also been established for GMDB and GRIB benefits in excess of account values.

Current interest rates credited during the contract accumulation period range from 2.00% to 7.00%. Future minimum guaranteed interest rates vary from 2.0% to 4.5%. For contracts that have annuitized, interest rates used in determining the present value of future payments range principally from 2.5% to 12.0%. All contracts with interest rates above 3.5% are fully reinsured by PLICO.

Liabilities for traditional life policy benefits have been computed principally by a net level premium method. Anticipated rates of mortality are based on the 1975-1980 Select and Ultimate Table modified by Company experience, including withdrawals. Assumed investment yields vary by policy duration and range from 4.2% to 4.6% over 20 years.

Unpaid claims and claim adjustment expenses include estimates of claims that the Company believes have been incurred, but have not yet been reported (“IBNR”) and that are not included in liabilities for future benefits. These IBNR estimates, which are based on the Company’s historical experience, are adjusted to reflect actual claims experience as necessary. When actual experience differs from the previous estimate, the resulting difference will be included in the Company’s reported results for the period of the change in estimate in the claims incurred and other policyholder benefits line item in the Company’s financial statements. On an ongoing basis, trends in actual experience are a significant factor in the determination of claim reserve levels.

Guaranty Fund Assessments

The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during the years 2007 and prior. The Company’s financial statements include

12

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

provisions for all known assessments that are expected to be levied against the Company as well as an estimate of amounts (net of estimated future premium tax recoveries) that the Company believes it will be assessed in the future.

In 2007, the Company recognized estimated Guaranty Fund Assessments recoverable through premium tax credits allowed after assessment, resulting in a decrease to taxes, licenses and fees and an increase in net income of $1,605,000. In 2006, the change in the estimated guaranty fund liability and the recording of an estimated amount ceded as a result of the Purchase Agreement resulted in a decrease to taxes, licenses and fees and an increase in net income of $1,396,000.

Investments

The Company has classified all investments in fixed maturities and equity securities as available-for-sale. Accordingly, these securities are carried at fair value and the unrealized gains and losses, net of deferred income taxes and other adjustments, when applicable, are included as a separate component of other comprehensive income in stockholder’s equity. All security transactions are recorded on a trade date basis, except for private placement securities which are recorded on their funding date. The Company does not have any equity investments.

Within its general account investments, the Company holds collateralized mortgage obligations (CMOs). Fair values of CMOs have been determined using available market information and appropriate valuation methodologies. In cases where market information is unavailable, the Company utilizes independent pricing services to determine fair values of CMOs. If the fair value of any CMO is considered to be other-than-temporarily impaired, the difference between amortized book value and fair market value is recorded as realized investment loss in the financial statements.

Discounts and premiums on fixed maturity investments are amortized, using the interest method, over the term of the security, or in the case of mortgage-backed and asset-backed securities, over the estimated life of the security. Such amortization is included in net investment income. Amortization of the discount or premium from mortgage-backed and asset-backed securities is recognized using a level effective yield method, which considers the estimated timing and amount of prepayments of the underlying loans and is adjusted to reflect differences which arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. The Company does not accrue interest income on fixed maturity securities deemed to be in default and therefore impaired on an other-than-temporary basis.

Changes in interest rates can have a direct, inverse impact on the fair value of fixed income investments. It is reasonably possible that changes in interest rates will occur in the near term and could, as a result of such changes, have a material impact on the carrying value of available-for-sale fixed maturity securities, with an offsetting effect on stockholder’s equity, net of the effects of amortization of deferred acquisition costs and deferred income taxes, when applicable.

If a decline in the fair value of an individual fixed income investment is considered to be other than temporary, the difference between amortized book value and fair value is recorded as a realized investment loss. Fair value is based on market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company’s portfolio managers. Realized gains and losses on sales of investments, recognized in the statements of income, are determined based on the net book value of individual investments.

The Company regularly reviews its investment portfolio to determine whether declines in the value of investments are other than temporary as defined by the Financial Accounting Standards Board (“FASB”) in

13

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. The Company’s review for declines in value includes analyzing historical and forecasted financial information as well as reviewing the market performance of similar types of investments.

The fair values of investments have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, these estimates may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

Policy loans are carried at their unpaid balance. When a loan balance is present on a policy, annual interest is charged on the policy anniversary. If a payment is not made, the interest amount is added to the loan balance. Interest may be charged in advance or arrears depending on the plan and interest rates also vary by plan. An overloan situation may occur if the value of the policy is less than the amount of the loan. Overloans usually occur when a premium is not paid and the automatic premium loan provision is applied or when the annual loan interest is charged and not paid and the maximum available cash value has been used. In the case of an overloan situation, the policy owner is notified of the requirements to continue coverage prior to policy termination. Policies that terminate because of an overloan may be considered for reinstatement. Normal reinstatement guidelines are followed and the amount of money requested for reinstatement includes the loan interest.

Partnership and joint venture interests primarily consist of limited partnership and low income housing tax credit property investments. Partnership and joint venture interests in which the Company does not have control or majority interest are accounted for under the equity method. The Company’s interests in low income tax credit property investments are accounted for using the cost method. Under the cost method, the investment is amortized based on the proportion of tax credits received in the current year to the total estimated tax credits.

Accounting for Derivatives

SFAS No. 133 Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor of Those Instruments (“DIG B36”) addresses specific circumstances under which bifurcation of an instrument into a host contract and an embedded derivative is required. DIG B36 requires the bifurcation of a derivative from the receivable or payable related to a modified coinsurance agreement, where the yield on the receivable and payable is based on a return of a specified block of assets rather than the creditworthiness of the ceding company. The Company has determined that certain of its modified coinsurance agreements contain an embedded derivative. This embedded derivative is accounted for on a fair value basis and is reported together with the host contract in the modified coinsurance deposit receivable line item on the balance sheet. The change in the fair value of the derivative is reported as a component of modified coinsurance income in the financial statements.

Federal Income Taxes

The Company files a consolidated federal income tax return with ZHCA and its subsidiaries. Deferred taxes are provided on the temporary differences between the tax and financial statement basis of assets and liabilities.

The Company provides for federal income taxes based on amounts the Company believes it will ultimately owe or receive. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain expenses and the realization of certain tax credits. In the event the ultimate deductibility of certain expenses or the realization of certain tax credits differs from its estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements.

14

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

A written agreement provides the method of allocating tax between the Company and ZHCA. In general, allocation is based upon a separate return calculation with an immediate benefit for a taxable loss. Intercompany tax balances are settled within 30 days after: the filing of the consolidated federal income tax return, the payment of an estimated payment, an additional assessment of the consolidated tax liability, a refund of the consolidated tax liability or any other reduction to the Company’s apportioned tax liability in accordance with the tax sharing agreement.

Business Risks

The Company operates in a business environment that is subject to various risks and uncertainties, including but not limited to, mortality risk, interest rate risk and legal and regulatory changes. The Company is subject to various state and federal regulatory authorities. The potential exists for changes in laws or regulations that can result in additional, unanticipated expense to the Company. Existing federal laws and regulations affect the taxation of life insurance products and insurance companies. There can be no assurance as to whether future legislation might be enacted that would include provisions with possible negative effects on the Company’s life and annuity products.

New Accounting Pronouncements

In November 2005 the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 and FAS 124-1 did not have a material impact on the Company’s financial statements.

In September 2005 AcSEC issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred policy acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The adoption of SOP 05-1 did not have a material impact on the Company’s financial statements.

In May 2005 the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 also changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Company’s financial statements.

In December 2005, the FASB issued FSP Accounting and Audit Guide INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. FSP AAG INV-1 and SOP 94-4-1 describe the limited circumstances in which the net assets of an investment company shall reflect the contract value of certain investments that it holds and provides a definition of a fully benefit-responsive investment contract. FSP AAG INV-1 and SOP 94-4-1 also provide guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. This financial statement presentation and disclosure guidance is effective for financial statements for annual periods ending after December 15, 2006. The adoption of FSP AAG INV-1 and SOP 94-4-1 did not have a material impact on the Company’s financial statements.

15

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

In July 2006, the FASB issued FIN No. 48, an interpretation of FASB Statement 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements by standardizing the level of confidence needed to recognize uncertain tax benefits and the process of measuring the amount of tax benefit to recognize. The Company adopted FIN No. 48 on January 1, 2007.

The evaluation of a tax position in accordance with FIN No. 48 is a two-step process. The first step is a recognition process whereby the entity determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, the entity should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position’s financial statement benefit is measured as the largest amount of benefit that is cumulatively greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN No. 48 are effective beginning January 1, 2007, and are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN No. 48. For further discussion, see Note 7.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair market value, specifying that fair market value is a market-based measurement that is not entity specific. The standard establishes a hierarchy for use in determining fair market value that places the greatest emphasis on observable factors available from external parties and allows the use of unobservable inputs in determining value in cases where market values are not readily available. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 requires employers to recognize the overfunded or underfunded status of defined benefit postretirement plans as assets or liabilities in the balance sheet and to recognize changes in the funding status in comprehensive income in the period a change occurs. The provisions of SFAS No. 158 apply to business entities sponsoring single-employer defined benefit plans.

Because the Company contracts for employment services, including postretirement benefit plans through FGI, the Company is not a sponsor of a defined benefit postretirement plan and is, therefore, not subject to the requirements of SFAS No. 158.

In February 2007, the FASB issued SFAS No. 159, the Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Its objective is to allow companies to measure related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 with earlier adoption allowed. The Company will adopt SFAS No. 159 on January 1, 2008. The effect of the adoption of SFAS No. 159 will depend upon which assets and liabilities the Company chooses to measure at fair value, if any, and the fair values of those assets and liabilities at the time the Company chooses to measure them at fair value.

3. DESTINATIONS Reinsurance Transaction with Affiliate in 2006

On November 17, 2006, the Company entered into a coinsurance agreement (the “ZIC Agreement”) with ZIC. The Company ceded 100% of the net amount at risk for GMDB and GRIB related to the Company’s DESTINATIONS contracts issued from May 1, 2000 through February 28, 2003.

16

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

The Company’s most significant policy risks prior to the ZIC Agreement were the GMDB and GRIB risks. The net amount at risk (“NAR”) for the GMDB is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For GRIB, the net amount at risk is defined as the current guaranteed annuitization benefit in excess of the current account balance at the balance sheet date. As a result of the ZIC Agreement, the Company ceded approximately $353,070,000 and $370,155,000 of GMDB net amount at risk and approximately $336,869,000 and $352,998,000 of GRIB net amount at risk at December 31, 2007 and December 31, 2006, respectively.

Account values, benefit amounts, net amounts at risk and amounts ceded to reinsurers for contracts with GMDB and GRIB are shown below:

Minimum Guarantees—Direct, Reinsured and Net

	2007	2006
	(in thousands of dollars)
Contracts with GMDB
GMDB benefit	$4,650,831	$5,002,776
Account value	4,111,626	4,402,690

Net amount at risk	539,205	600,086
NAR reinsurance ceded—Transamerica Re	(186,135)	(229,931)
NAR reinsurance ceded—ZIC	(353,070)	(370,155)

Net retained	$—	$—

Contracts with GRIB
GRIB benefit	$4,429,302	$4,746,748
Account value	3,930,680	4,191,897

Net amount at risk	498,622	554,851
NAR reinsurance ceded—Transamerica Re	(129,403)	(161,483)
NAR reinsurance ceded—ZIC	(336,869)	(352,998)

Net retained	$32,350	$40,370

The ceding premium paid in 2006 to ZIC was $1,008,700,000. In addition, the ZIC Agreement called for the Company to pay interest of 5.25% on the initial ceding premium from September 1, 2006 until the effective date of the ZIC Agreement. The interest paid in accordance with the ZIC Agreement was approximately $11,090,000.

To fund the initial ceding premium to ZIC, the Company received additional capital of $247,000,000 from Kemper, its parent company. Additionally, the Company was immediately reimbursed by ZHCA, an indirect parent company of the Company, for the federal income tax recoverable of $241,000,000 created by the reinsurance transaction. The remainder of the premium and interest, $531,790,000, was funded through the sale of some of the Company’s invested assets.

At the inception of the ZIC Agreement, the Company recognized a ceded premium deposit of approximately $893,959,000 and a reinsurance recoverable asset of approximately $114,741,000. After ceding $2,500,000 in reserves for claims incurred but not reported and amortization of the ceded premium deposit of approximately $45,435,000 in 2007 and approximately $155,000 in 2006, the balance of the ceded premium deposit was approximately $845,869,000 and $891,304,000 at December 31, 2007 and December 31, 2006, respectively. The balance of the reinsurance recoverable asset was approximately $148,406,000 and $119,100,000 at December 31, 2007 and December 31, 2006, respectively. The ceded premium deposit and reinsurance recoverable are included in the Reinsurance recoverable line item on the balance sheet.

17

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

Upon execution of the ZIC Agreement, the contingent capital facility agreement between the Company and ZIC, entered into on January 1, 2006, was terminated. The Company incurred approximately $528,000 in fees for this contingent capital facility for the year ended December 31, 2006.

Pursuant to the ZIC Agreement, ZIC established a security trust account for the exclusive benefit of the Company. The trust account is funded with assets with a market value equal to at least 102% of the statutory reserve credit assumed by ZIC. At December 31, 2007 and December 31, 2006, 102% of the statutory reserve credit assumed by ZIC was approximately $371,570,000 and $343,333,000. The balance in the trust account at December 31, 2007 and December 31, 2006 was approximately $394,969,000 and $358,521,000, respectively.

4. Investments

Investment Income

The components of investment income, by type of investment, for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(in thousands of dollars)
Bonds	$15,867	$30,892	$30,409
Redeemable preferred stocks	—	122	178
Short-term investments	1,411	3,508	1,259
Policy loans	1,902	1,169	1,065
Partnership and joint venture interests	(426)	(475)	(199)
Other	474	99	74

Gross investment income	19,228	35,315	32,786
Less: Investment expenses	631	941	1,459

Net investment income	$18,597	$34,374	$31,327

In 2007, 2006 and 2005, the Company’s investment expenses included fees of approximately $189,000, $323,000 and $277,000, respectively, to Deutsche Investment Management Americas, Inc.

In 2007, 2006 and 2005, the Company’s investment expenses included fees of approximately $74,000, $174,000 and $134,000, respectively, to Zurich Investment Services.

In April 2006, Zurich Global Investment Advisors was divided into two separate entities, Zurich Alternative Asset Management and Zurich Global Investment Management. For the years ended December 31, 2007, 2006 and 2005, the Company’s investment expenses included fees of approximately $179,000, $306,000 and $431,000, respectively, to Zurich Global Investment Management and, prior to the division, Zurich Global Investment Advisors.

Realized Gains and Losses

Realized investment gains (losses) on sales of investments during the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(in thousands of dollars)

Bonds	$(304)	$(5,531)	$(790)
Redeemable preferred stocks	—	72	—
Common stocks	—	1,549	—
Partnership and joint venture interests	—	6,044	8,400

	$(304)	$2,134	$7,610

18

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

The Company recognized $0, $6,044,000 and $8,400,000 in realized gains from prior litigation settlements related to a joint venture investment previously written off for the years ended December 31, 2007, 2006 and 2005, respectively.

Impairment Losses

Impairment losses for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(in thousands of dollars)

Bonds	$—	$(22)	$(38)
Redeemable preferred stocks	—	(132)	—
Partnership and joint venture interests	(309)	—	—

	$(309)	$(154)	$(38)

Unrealized Gains and Losses on Fixed Maturities

Amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of fixed maturities as of December 31, 2007 and 2006 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of dollars)
2007
Fixed maturities available-for-sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$23,495	$267	$(62)	$23,700
Debt securities issued by foreign governments	404	9	—	413
Corporate securities	176,478	1,509	(2,058)	175,929
Mortgage—backed securities	169,448	1,051	(1,302)	169,197

	$369,825	$2,836	$(3,422)	$369,239

2006
Fixed maturities available-for-sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$24,964	$—	$(801)	$24,163
Debt securities issued by foreign governments	411	—	(7)	404
Corporate securities	158,373	591	(2,097)	156,867
Mortgage—backed securities	118,329	449	(1,625)	117,153

	$302,077	$1,040	$(4,530)	$298,587

Unrealized Gains and Losses on Equity Securities

The Company did not hold any common stocks or nonredeemable preferred stocks as of December 31, 2007 and December 31, 2006. Therefore, the Company did not have any unrealized gains or losses on equity securities in 2007 and 2006.

Unrealized Losses on Fixed Maturities and Equity Securities

The Company has a security monitoring process overseen by a committee of investment and accounting professionals that, on a monthly basis, identifies securities in an unrealized loss position that could potentially

19

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

be other-than-temporarily impaired. Due to the issuers’ continued satisfaction of the securities obligations in accordance with their contractual terms and the expectation that they will continue to do so, and management’s intent and ability to hold these securities for a period of time sufficient to allow for a recovery of fair value, the Company believes that the prices of the securities in the sector identified in the tables below were temporarily depressed as of December 31, 2007 and 2006.

Fair value and gross unrealized losses of fixed maturities and equity securities as of December 31, 2007 and 2006 are as follows:

	Unrealized Losses Less Than 12 Months		Unrealized Losses 12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands of dollars)
2007
Fixed maturities available-for-sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$—	$—	$17,569	$(62)
Debt securities issued by foreign government	—	—	—	—
Corporate securities	14,666	(470)	74,762	(1,588)
Mortgage-backed securities	21,688	(580)	55,077	(722)

Total fixed maturities	$36,354	$(1,050)	$147,408	$(2,372)

2006
Fixed maturities available-for-sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$344	$(1)	$23,819	$(800)
Debt securities issued by foreign government	—	—	404	(7)
Corporate securities	26,177	(197)	88,243	(1,900)
Mortgage-backed securities	12,739	(118)	66,241	(1,507)

Total fixed maturities	$39,260	$(316)	$178,707	$(4,214)

There were no equity securities held as of December 31, 2007 and December 31, 2006.

Among the fixed maturities held by the Company at December 31, 2007, there were a number of mortgage-backed securities. Amortized cost and estimated fair value of mortgage-backed securities by type of security held at December 31, 2007 are:

	Amortized Cost	Estimated Fair Value	Unrealized Gain/(Loss)
	(in thousands of dollars)
Government Guaranteed Pools	$13,550	$13,828	$278
Collateralized Mortgage Obligations	26,965	27,052	87
Asset-Backed Securities	44,467	44,380	(87)
Commercial Mortgage-Backed Securities	84,466	83,937	(529)

Total	$169,448	$169,197	$(251)

At December 31, 2007, the Company evaluated each of its investments, including mortgage-backed securities, to determine if any securities are other-than-temporarily impaired. A number of factors are used in this evaluation, including, but not limited to rating agency assessments, length of time below investment grade, credit quality and performance of the issuer. Due to the issuers’ continued satisfaction of the securities obligations and the expectation they will continue to do so, and management’s intent and ability to hold these securities for a period of time sufficient to allow for a recovery of fair value, the Company believes the prices of mortgage-backed securities were temporarily depressed as of December 31, 2007.

20

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

As of December 31, 2007, fixed maturities represented 100% of the Company’s total unrealized loss amount, which was comprised of 178 securities. The Company held no securities that were in an unrealized loss position in excess of $273,000. As of December 31, 2007, there was no fixed maturity with a fair value less than 85% of the security’s amortized cost for 12 continuous months.

Fixed maturities in an unrealized loss position for less than 12 months were comprised of 35 securities, all of which, or $1,050,000, were comprised of securities with fair value to amortized cost ratios at or greater than 85%. The majority of these securities are investment grade fixed maturities depressed due to changes in interest rates from the date of purchase.

Fixed maturities with an unrealized loss position for 12 months or more were comprised of 143 securities, all of which, $2,372,000, were comprised of securities with a fair value to amortized cost ratios at or greater than 85%. The majority of the unrealized loss amount, approximately $2,310,000, relates to corporate securities, ($1,588,000), and mortgage-backed securities, ($722,000). The decline in market value for these securities is primarily attributable to changes in interest rates. A variety of data is reviewed, including the aging and severity of unrealized losses, watch lists distributed by the asset managers, deviations in market prices between months, and results of tests indicating if any fixed maturity securities with unrealized losses have a credit rating below investment grade for 12 consecutive months. If a fixed maturity security is deemed other-than-temporarily impaired, then the security’s book value is written down to current market value with the Company recognizing an impairment loss in its current year statement of income. The remaining unrealized loss balance of approximately $62,000 is comprised of one U.S. Treasury note security. This security was depressed to only a minor extent, with a fair value to amortized cost ratio of 100%.

Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

Maturities of Fixed Maturities

The amortized cost and estimated fair value of available-for-sale fixed maturity securities by contractual maturity at December 31, 2007 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties and because mortgage-backed and asset-backed securities provide for periodic payments throughout their life.

	Amortized Cost	Estimated Fair Value
	(in thousands of dollars)
Fixed maturities available-for-sale
Due in 1 year or less	$19,104	$19,037
Due after 1 year through 5 years	89,447	89,849
Due after 5 years through 10 years	90,951	90,280
Due after 10 years	875	876

	200,377	200,042
Mortgage-backed securities	169,448	169,197

	$369,825	$369,239

21

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

Proceeds from sales and maturities of available-for-sale bonds and stocks and gross realized gains (losses) on such sales and impairments during the years ended December 31, 2007, 2006 and 2005 are as follows:

	Proceeds	Gross Gains	Gross Losses
	(in thousands of dollars)
2007	$80,654	$184	$(488)
2006	656,544	7,158	(11,222)
2005	97,550	367	(1,195)

5. Disclosure About Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosures of fair value information about financial instruments and includes assets and liabilities recognized or not recognized in the balance sheets, for which it is practicable to estimate fair value. In instances where quoted market prices are not available, fair values are based upon estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. SFAS No. 107 excludes certain insurance liabilities and other nonfinancial instruments from its disclosure requirements, such as the amount for the value associated with customer or agent relationships, the expected interest margin to be earned on future investment-type products, or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company’s business or financial condition based on the fair value information presented herein.

Cash and Cash Equivalents

The carrying amounts of these items are reasonable estimates of their fair value.

Fixed Maturities, Redeemable and Nonredeemable Preferred Stock, and Common Stock

Fair values were determined by using market quotations or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company’s portfolio managers.

Policy Loans

The carrying amounts of these items are a reasonable estimate of their fair market values as interest rates are generally based on current market rates.

Partnership and Joint Venture Interests

The fair value of these investments is based on the Company’s equity ownership of the underlying partnership or joint venture interest. The carrying amounts reported for these items are reasonable estimates of their fair value.

Separate Accounts

The fair value of assets held in separate accounts is based upon unit prices of the underlying funds. The fair value of liabilities related to separate accounts is the amount payable on demand, which is net of certain surrender charges.

22

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

The estimated fair values and carrying values of the Company’s financial instruments as of December 31, 2007 and 2006 are as follows:

	2007		2006
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands of dollars)
Assets
Cash and cash equivalents	$31,083	$31,083	$17,482	$17,482
Fixed maturities available-for-sale	369,239	369,239	298,587	298,587
Policy loans	44,733	44,733	20,791	20,791
Partnership and joint venture interests	437	437	863	863
Separate account assets	16,153,483	16,153,483	16,150,324	16,150,324

Liabilities
Other policyholder benefits and funds payable	49,970	49,970	74,153	74,153
Separate account liabilities	16,153,483	16,153,483	16,150,324	16,150,324

6. Security Lending Arrangement

The Company has entered into a security lending agreement with a lending agent. The agreement authorizes the agent to lend securities held in the Company’s portfolio to a list of authorized borrowers. Concurrent with delivery of the securities, the borrower provides the Company with collateral equal to at least 102% of the market value of the loaned securities.

The securities are marked-to-market on a daily basis, and the collateral is adjusted on the next business day. The collateral is invested in cash or governmental securities. Income earned from the security lending arrangement is shared 25% and 75% between the lending agent and the Company, respectively. Income earned by the Company was approximately $23,000, $14,000 and $34,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company’s securities on loan as of December 31, 2007 and 2006 primarily consisted of U.S. Treasury fixed income and corporate securities and had an estimated fair value of approximately $20,884,000 and $20,869,000, respectively. The cash collateral as of December 31, 2007 and 2006 had an estimated fair value of approximately $21,295,000 and $20,760,000, respectively. The Company did not have any noncash collateral as of December 31, 2007, and noncash collateral had an estimated fair value of $560,000, in 2006. In accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the noncash collateral is not recognized as a financial asset on the balance sheet.

7. Federal Income Taxes

The Company files a consolidated federal income tax return with ZHCA and its subsidiaries.

A written agreement provides the method of allocating tax between the Company and ZHCA. In general, allocation is based upon a separate return calculation with an immediate benefit for a taxable loss. Inter-company tax balances are settled within 30 days after: the filing of the consolidated federal income tax return, the payment of an estimated payment, an additional assessment of the consolidated tax liability, a refund of the consolidated tax liability or any other reduction to the Company’s apportioned tax liability in accordance with the tax sharing agreement. The Company’s current income tax receivable from ZHCA was approximately $37,418,000 and $35,100,000 as of December 31, 2007 and 2006, respectively.

23

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

The components of the provision for income taxes for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(in thousands of dollars)
Current	$(38,248)	$(281,673)	$(15,905)
Deferred	22,781	294,058	13,256

Total income tax (benefit) expense	$(15,467)	$12,385	$(2,649)

A reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 35% in 2007, 2006 and 2005 to income before income taxes and the actual provision for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	(in thousands of dollars)
Computed expected tax (benefit) expense	$(8,285)	$6,501	$6,603
Difference between expected and actual tax expense
State taxes	—	244	—
Dividend received deduction	(7,441)	(7,450)	(9,557)
Foreign tax credit	201	193	295
Valuation allowance on tax loss	—	12,635	—
Other, net	58	262	10

Total actual tax (benefit) expense	$(15,467)	$12,385	$(2,649)

The temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2007 and 2006 relate to the following:

	2007	2006
	(in thousands of dollars)
Deferred policy acquisition costs (“DAC Tax”)	$44,088	$58,665
Unrealized losses on investments	205	1,222
Life policy reserve	25,865	35,570
Unearned revenue	17,490	25,954
Tax loss carryforward	12,635	12,635
Other investment—related	2,928	920
Other	6,505	5,452

Subtotal deferred tax assets—Before Valuation Allowance	109,716	140,418
Valuation Allowance	12,635	13,857

Subtotal deferred tax assets—After Valuation Allowance	97,081	126,561

Deferred policy acquisition costs	368	1,380
Unearned premium	296,054	311,956
Depreciation and amortization	255	408
Other investment—related	158	121
Modified coinsurance	5,204	6,256
Other	1,289	1,173

Subtotal deferred tax liabilities	303,328	321,294

Net deferred tax liabilities	$(206,247)	$(194,733)

24

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

The net deferred tax assets relate primarily to life reserves, unearned revenue and DAC Tax associated with a non-registered individual and group variable business-owned life insurance contract. The deferred tax liabilities relate primarily to unearned premium reserve resulting from the ZIC Agreement.

Tax balances, including any valuation allowance balance, are determined under a tax allocation agreement. As of December 31, 2007 and 2006, approximately $12,635,000 and $13,857,000 of valuation allowance was allocated to the Company from ZHCA. The realizability of the deferred income tax assets is dependent upon available evidence including, historical and projected operating results, estimated reversals of temporary differences, and available tax planning strategies. This assessment is made on a consolidated tax return group basis. Estimates as to the realizability of deferred income tax assets are subject to change.

As of December 31, 2007, the Company had approximately $36,100,000 of operating loss carryforwards, which will expire in 2018. The tax effect of this operating loss carryforward is included in the valuation allowance as of December 31, 2007.

In July 2006, the FASB issued FIN No. 48, an interpretation of FASB Statement 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements by standardizing the level of confidence needed to recognize uncertain tax benefits and the process of measuring the amount of tax benefit to recognize. The Company adopted FIN No. 48 on January 1, 2007.

The evaluation of a tax position in accordance with FIN No. 48 is a two-step process. The first step is a recognition process whereby the entity determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, the entity should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position’s financial statement benefit is measured as the largest amount of benefit that is cumulatively greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN No. 48 are effective beginning January 1, 2007, and are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN No. 48. The adoption of FIN No. 48 had no impact on the Company’s retained earnings. However, the Company provided for an $11 million increase in liabilities for the Company’s unrecognized income tax positions related to temporary differences through a reclassification to deferred tax assets within the balance sheet. There are no interest or penalties accrued related to the provision of FIN No. 48. It is the Company’s policy to report interest and penalties as a component of income tax expense. The Company reasonably estimates that the amount of unrecognized tax positions will not change significantly within the next twelve months.

Below is a tabular reconciliation of unrecognized tax benefits.

Unrecognized Tax Benefits

(in thousands)
Balance at January 1, 2007	—
Adjustment to adopt FIN 48 at January 1, 2007	12,882
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	(1,820)
Reductions due to settlements with taxing authorities	—
Reductions due to lapse in statute of limitations	—
Balance at December 31, 2007	11,062

25

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

8. Commitments and Contingencies

The Company is subject to lawsuits arising from the normal course of its business activities. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. In the opinion of management, the Company has not engaged in any conduct that should warrant the award of any material punitive or compensatory damages. Acting on the advice of counsel, the Company intends to defend vigorously its position in each case, and management believes that, while it is not possible to predict the outcome of such matters with absolute certainty, ultimate disposition of these proceedings should not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In 1997, the Company entered into an agreement with a third party to guaranty certain indemnity obligations of an investment property, including environmental claims over a period of 20 years and income tax liability claims over a period of 7 years. The maximum liability exposure under this guaranty does not exceed $4,000,000. The Company was fully insured for losses and liabilities related to the potential environmental claims for a period of 10 years. The insurance expired in 2007. Additionally, KFC Portfolio Corp, an affiliated company, has agreed to guaranty and indemnify the Company from all liabilities and costs incurred related to this transaction. While the Company currently has not experienced any claims, including environmental claims or threatened environmental claims related to this transaction, it is reasonably possible that the results of ongoing or future environmental studies or other factors could alter this expectation and may require recording of a liability and cause the Company to make future cash outlays. The extent or amount of such events, if any, cannot be estimated at this time. Accordingly, management expects this to have no impact on the results of operations, financial position or liquidity for the years ended December 31, 2007, 2006 and 2005.

The Company entered into a contingent capital facility agreement (the “CCF Agreement”) with ZIC effective January 1, 2006. Under the CCF Agreement, the Company had the right to require ZIC to purchase 1 or more surplus notes of the Company in an aggregate principal amount not to exceed $300,000,000. This right was only exercisable by the Company upon the Company’s failure to maintain a risk-based capital (“RBC”) of total adjusted capital to company action level ratio (as defined in the RBC Model Act or in the rules and procedures prescribed by the National Association of Insurance Commissioners (the “NAIC”)) of at least 300%. Issuance and repayment of the surplus notes were subject to the approval of the Division of Insurance of the Illinois Department of Financial and Professional Regulation (“DOI”). The CCF Agreement was terminated November 17, 2006 upon the closure of the DESTINATIONS reinsurance transaction with ZIC (see Note 3 regarding the ZIC Agreement).

The Company entered into an operating sublease agreement for office space effective November 1, 2006. The expiration of the sublease is August 31, 2010. Base rent is $171,120 per year plus expenses and taxes in excess of expenses and taxes in the base year of the agreement. On December 1, 2007, the Company entered into an additional operating lease for office space within the same office building. The expiration of this lease is August 31, 2010. Base rent is $133,270 in 2008, $139,216 in 2009, and $96,444 in 2010.

Rent paid, including allocations of rent from third-party administrators was approximately $335,000, $149,000 and $122,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, the Company was obligated under noncancelable leases for office space as follows:

2008	$304,390
2009	310,336
2010	210,524
thereafter	—

$825,250

26

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

9. Regulatory Matters

The Company is required to file financial statements with the DOI. These financial statements are prepared in accordance with accounting practices prescribed or permitted by the DOI. “Prescribed” statutory accounting practices include those recorded in a variety of publications of the NAIC, as well as those recorded in state laws, regulations and general administrative rules. “Permitted” statutory accounting practices encompass all accounting practices that are not prescribed. Such practices may differ from state to state, may differ from company to company within a state and may change in the future. These statutory accounting practices differ from accounting principles generally accepted in the United States of America, which have been used to prepare the accompanying financial statements. The State of Illinois requires insurance companies domiciled in the State of Illinois to prepare statutory basis financial statements in accordance with the NAIC, Accounting Practices and Procedures Manual.

Statutory stockholder’s equity was approximately $187,925,000 and $222,457,000 as of December 31, 2007 and 2006, respectively, and statutory net income (loss) was approximately $(18,862,000), $(422,997,000) and $39,917,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Statutory unassigned surplus (deficit) was approximately $(488,420,000) and $(453,888,000) as of December 31, 2007 and 2006, respectively.

In anticipation of the Zurich acquisition in 1996, the Company sold, primarily through a bulk sale, approximately $284,000,000 in real estate-related investments during 1995 as part of a strategic effort to reduce overall exposure to real estate. As a result of these sales, the Company incurred realized capital losses that were required to be transferred to the interest maintenance reserve (“IMR”). However, as a result of the transfer of these realized capital losses, the IMR became negative. In connection with the sale of the real estate-related investments and the acquisition of the Company’s parent, the DOI permitted the Company to reset the IMR to zero as of December 31, 1995. This treatment permitted the Company to proceed as if it had been legally reorganized through a procedure known as “quasi-reorganization”.

This procedure allowed the Company a “fresh start” by resetting the negative unassigned surplus to zero and reducing gross paid-in and contributed surplus by the same amount. Although this treatment does not change the Company’s total amount of reported capital and surplus as of December 31, 2007 and 2006, it did favorably impact the 2007 and 2006 net loss, and 2005 net gain from operations and net income. If the Company had not been permitted to reset the IMR to zero as of December 31, 1995, the Company’s statutory net gain from operations would have decreased by approximately $1,173,000, $1,001,000, and $1,300,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Capital and surplus for the three years would have increased by like amounts through a credit to the change in nonadmitted assets and related items. If the Company had not been able to reset the negative unassigned surplus to zero, paid-in surplus and unassigned surplus (deficit) would have been approximately $729,254,000 and $(526,757,000), respectively, as of December 31, 2007, and approximately $729,254,000 and ($490,053,000), respectively, as of December 31, 2006.

The NAIC requires life insurance companies to calculate an RBC ratio. This RBC ratio is used for the regulation of life insurance companies and is used as a solvency benchmark by state insurance regulators. The formulas for determining the RBC ratio specify various weighting factors that are applied to financial balances or various levels of activity based on degree of risk. The RBC ratio is determined by a ratio of the enterprise’s regulatory total adjusted capital to its authorized control level RBC, as defined by the NAIC. If the RBC ratio is below specific trigger points, the Company may be required to take corrective action. The Company’s RBC ratios exceed regulatory requirements at December 31, 2007 and 2006. These ratios are not a required part of the Company’s financial statements, and therefore, they were not subjected to the auditing procedures applied in the audit of the financial statements.

Within the life insurance industry, both regulators and companies have been developing new statutory reserve and minimum capital standards that are much less formulaic than in the past. The new standards require various types of stochastic projections for both statutory reserves and minimum capital requirements.

27

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

The first products impacted are deferred annuities, in particular deferred variable annuities with guaranteed minimum benefits, such as GMDB, and various living benefits, such as GRIB. In December 2005, the NAIC adopted the C3 Phase II Regulation (the “Regulation”). The Regulation requires higher minimum capital requirements for many deferred variable annuities with guaranteed minimum benefits. Statutory reserve requirements for deferred variable annuities may change in 2008 to align with the revised regulatory capital requirements.

As a result of the Regulation, in 2006 the Company allocated additional capital against these increased requirements. The Company believes it will be able to continue to meet the projected minimum capital requirements associated with the Regulation as it is fully phased in over the next 3 years. It is further possible that the Regulation could be revised in the future.

The amount of dividends that can be paid by the Company to its stockholder without prior approval of the DOI is limited to the greater of (i) 10% of its statutory unassigned surplus or (ii) the statutory net gain from operations from the preceding calendar year. A dividend paid that does not meet the above specifications is defined as an “extraordinary dividend” and requires advance approval from the DOI. Due to the fact that statutory net income for 2007 is negative and statutory unassigned surplus is also negative, the Company can not pay a regular dividend in 2008. No cash dividends were paid in 2007, 2006 or 2005. However, the Company distributed an extraordinary dividend of its interest in notes receivable from an impaired investment during December 2006. The book value of the investment was zero at the time of the distribution, and the distribution was approved by the DOI prior to distribution.

The Company is required to deposit securities with state regulatory authorities. The fair value of these deposited securities was approximately $3,686,000 and $3,454,000 as of December 31, 2007 and 2006, respectively.

10. Reinsurance

The Company has ceded business under yearly renewable term contracts and coinsurance contracts. Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.

Reinsurance ceded contracts do not relieve the Company from its obligation to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to the reinsurer under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company utilizes several reinsurers to minimize concentration of credit risk, and evaluates the financial condition of its reinsurers and concentration of credit risk arising from similar characteristics of its reinsurers. Several reinsurance contracts require the reinsurer to maintain assets in a security trust whose market value matches or exceeds the book value of the reinsured liability.

Amounts included in the statements of operations with respect to reinsurance ceded for the years ended December 31, 2007, 2006 and 2005 are as follows:

28

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

	Direct	Reinsurance Ceded	Net
	(in thousands of dollars)
2007
Premiums	$1,341	$(1,068)	$273
Separate account fees and charges	273,532	(240,965)	32,567
Interest credited to policyholders	124,865	(70,439)	54,426
Claims incurred and other policyholder benefits	328,417	(277,549)	50,868

2006
Premiums	$918	$(901)	$17
Separate account fees and charges	301,919	(237,203)	64,716
Interest credited to policyholders	135,090	(72,134)	62,956
Claims incurred and other policyholder benefits	266,090	(208,904)	57,186

2005
Premiums	$983	$(983)	$—
Separate account fees and charges	317,199	(247,606)	69,593
Interest credited to policyholders	141,412	(72,952)	68,460
Claims incurred and other policyholder benefits	228,076	(182,956)	45,120

PLICO. The reinsurance reserve credit, included in the Reinsurance recoverable line item on the balance sheet, from PLICO relating to these coinsurance transactions totaled approximately $1,731,221,000 and $1,830,247,000 at December 31, 2007 and 2006, respectively. In addition, the Company had liabilities on deposit for investment contracts at December 31, 2007 and 2006 that relate to the coinsurance agreement with PLICO of $1,001,126,000 and $1,211,153,000, respectively.

Pursuant to the coinsurance agreement with PLICO, PLICO established a trust account (the “Security Trust Account”) for the exclusive benefit of the Company. The Security Trust Account is funded with assets equal to the general account statutory reserves reinsured by PLICO, adjusted for policy loans and interest maintenance reserves on a quarterly basis. PLICO is required to maintain the Security Trust Account until the Company’s general account statutory reserves subject to the coinsurance agreement with PLICO are $400,000,000 or less. As of December 31, 2007 and 2006, the Company’s general account statutory reserves subject to the coinsurance agreement with PLICO were approximately $2,458,617,000 and $2,769,410,000, respectively. The balance in the Security Trust Account was approximately $2,701,178,000 and $3,034,704,000 as of December 31, 2007 and 2006, respectively.

FLA. At December 31, 2007 and 2006, the reinsurance reserve credit from FLA, which is included in the Deposit asset-coinsurance business line item on the balance sheet, relating to these coinsurance transactions totaled approximately $161,795,000 and $174,469,000, respectively.

TRANSAMERICA RE. The net amount at risk of the GMDB and GRIB on certain variable annuity contracts issued between March 1, 1997 and April 30, 2000 were ceded. As of December 31, 2007 and 2006, the statutory reinsurance recoverable related to DESTINATIONS policies reinsured with Transamerica Re amounted to approximately $48,278,000 and $56,698,000, respectively.

ZIC. On November 17, 2006, the Company entered into a reinsurance contract with ZIC to cede the net amount at risk for GMDB and GRIB on certain DESTINATIONS variable annuity contracts issued from May 1, 2000 and February 28, 2003. As of December 31, 2007 and 2006, the statutory reinsurance recoverable related to DESTINATIONS policies reinsured with ZIC amounted to approximately $148,406,000 and $119,100,000, respectively.

ZIBB. The Company cedes, on a yearly renewable term basis, nearly 100% of the net amount at risk (death benefit payable to the insured less the insured’s separate account cash surrender value) related to BOLI. As consideration for this reinsurance coverage, the Company cedes separate account fees (cost of insurance charges) to ZIBB.

29

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

A trust account (the “ZIBB Reinsurance Trust” or the “Trust”) was established as security for the reinsurance agreements with ZIBB. At December 31, 2007 and December 31, 2006, reinsurance recoverables totaling approximately $185,511,000 and approximately $193,640,000, respectively, were secured by the Trust, which was supported by cash and invested assets with a fair value of approximately $201,629,000 and $204,266,000 at December 31, 2007 and 2006, respectively.

The following table contains amounts related to the BOLI reinsurance agreement with ZIBB for the years ended December 31:

	2007	2006	2005
	(in thousands of dollars)
Face amount in force	$60,306,549	$60,887,532	$75,484,138

Net amount at risk ceded	$(50,921,833)	$(51,757,956)	$(65,825,275)

Separate account fees and charges	$157,165	$157,886	$173,920

At December 31, 2007 and 2006, the Trust supports active life reserve credits of approximately $15,013,000 and $14,161,000, respectively, on the reinsurance ceded.

HARTFORD LIFE AND ACCIDENT INSURANCE COMPANY. The Company cedes, on a quota share basis, 50% of the contracted liabilities of Group Life and related accidental death and dismemberment policies. As of December 31, 2007 and 2006, the reinsurance recoverable under this reinsurance agreement with Hartford Life and Accident Insurance Company amounted to $100,000 and $31,000, respectively.

11. Minimum Guarantees

As described in Note 1, the Company’s DESTINATIONS product offers a GMDB and GRIB option. For the GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For the GRIB option, the net amount at risk is defined as the current guaranteed GRIB annuitization benefit, as determined in accordance with the terms of the contract, in excess of the current account balance at the balance sheet date.

Gross account values and net amounts at risk for contracts with GMDB and GRIB are as follows:

	2007	2006
	(in thousands of dollars)
Contracts with GMDB
Account value	$4,111,626	$4,402,690
Account value in separate accounts	$3,987,903	$4,254,560
Net amount at risk	$539,205	$600,086
Average attained age of contract holders	64	63
Contracts with GRIB
Account value	$3,930,680	$4,191,897
Account value in separate accounts	$3,851,270	$4,050,858
Net amount at risk	$498,622	$554,851
Average attained age of contract holders	64	63
Minimum annuitization rates	2.5% or 3.5%	2.5% or 3.5%

Under the Transamerica Reinsurance agreement and the ZIC Agreement described in Note 3, the Company ceded 100% of its net amount at risk for contracts with GMDB and approximately 94% of its net amount at risk for contracts with GRIB.

30

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

Additional liabilities and incurred benefits related to the GMDB and GRIB minimum guarantees were as follows:

	Guaranteed Minimum Death Benefit	Guaranteed Retirement Income Benefit	Totals
	(in thousands of dollars)
Balances at December 31, 2005	$14,449	$165,323	$179,772
Less reinsurance recoverable	(7,960)	(64,429)	(72,389)

Net balance at December 31, 2005	6,489	100,894	107,383

Incurred guarantee benefits	3,709	29,265	32,974
Paid guarantee benefits	(3,055)	(3,709)	(6,764)
Change due to new Reinsurance Treaty with ZIC	(6,758)	(109,842)	(116,600)

Net change in guaranteed benefits	(6,104)	(84,286)	(90,390)

Net balance at December 31, 2006	385	16,608	16,993
Plus reinsurance recoverables	15,003	156,675	171,678

Balances at December 31, 2006	$15,388	$173,283	$188,671

Weighted-average attained age of annuitant	63	63

Balances at December 31, 2006	$15,388	$173,283	$188,671
Less reinsurance recoverable	(15,003)	(156,675)	(171,678)

Net balance at December 31, 2006	385	16,608	16,993

Incurred guarantee benefits	(84)	2,063	1,979
Paid guarantee benefits	—	(4,893)	(4,893)

Net change in guaranteed benefits	(84)	(2,830)	(2,914)

Net balance at December 31, 2007	301	13,778	14,079
Plus reinsurance recoverables	17,378	138,795	156,173

Balances at December 31, 2007	$17,679	$152,573	$170,252

Weighted-average attained age of annuitant	64	64

The GMDB liability is determined each period by estimating the expected value of death benefits in excess of the projected account balance using the average of 1,000 stochastic scenarios. The Company regularly evaluates experience, and adjusts assumptions if experience indicates changes are necessary.

The GRIB liability is determined each period by estimating the expected value of the GRIB annuitization benefits in excess of the projected account balance at the date of annuitization over the average of 1,000 stochastic scenarios. The Company regularly evaluates experience, and adjusts assumptions if experience indicates changes are necessary. All policyholder lapse, mortality and expense assumptions used for calculating the GRIB liability as of December 31, 2007 and 2006, are consistent with those used for calculating the GMDB liability because the GRIB rider is simply a rider on policies that contain GMDB.

The following assumptions and methodology were used to determine the GMDB and GRIB liability as of December 31, 2007 and 2006, respectively:

•	Data used was 1,000 stochastically generated investment performance scenarios.

•	Annual investment performance assumptions varied from 198.1% to -83.9%.

•	Volatility assumptions varied from 2.1% to 28.2%.

•	Anticipated rates of mortality are based on the A2000 Basic Table, modified by Company experience.

31

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

•	Lapse rates vary by contract type and duration and range from 0% to 15%.

•	Discount rate of 9%.

12. Retirement Plans, Deferred Compensation, Post-Employment Benefits and Compensated Absences and Other Postretirement Benefit Plans.

In 2004, the Company began participating in a qualified, noncontributory defined benefit pension plan sponsored by an affiliated entity, FGI. Substantially all employees who have reached age 21 and rendered one year of service participate in the plan. The benefits are based on years of service and the employee’s compensation during the last five years of employment. FGI’s funding policy is to make sufficient contributions to the pension plan to fully provide for employee’s benefits at the time of retirement.

In addition, the Company provides postretirement benefits to retired employees through a plan also sponsored by FGI.

The Company has no legal obligation for benefits under these plans. FGI charges the affiliate, Farmers New World Life Insurance Company (“FNWL”), an allocated share of such contributions based on characteristics of the population of plan participants. These charges are then included in the overhead and administrative charges paid by the Company to FNWL. Accordingly, the Company has no pension plan liability as of December 31, 2007 and 2006. The Company’s share of pension costs was approximately $316,000, $320,000 and $164,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

13. Employees’ Profit Sharing Plans

The Company participates in the same profit sharing plans as FNWL. These consist of two profit sharing plans providing for cash payments to all eligible employees. The two plans, the Cash Profit Sharing Plan and the Deferred Profit Sharing Plan, provide for a maximum aggregate expense of 15% of FGI consolidated annual pretax earnings, as adjusted. The Deferred Profit Sharing Plan, limited to 10% of the FGI pretax earnings, as adjusted, or 15% of the salary or wages paid or accrued to the eligible employees, provides for an annual contribution by FGI to a trust for eventual payment to employees as provided in the plan. The Cash Profit Sharing Plan provides for annual cash distributions to eligible employees if certain criteria are met. The Cash Profit Sharing Plan is limited to 5% of the FGI pretax earnings, as adjusted, or 5% of eligible employees’ salaries or wages paid or accrued. The Company’s liability and expense is included in the overhead and administrative charges paid to FNWL.

14. Related Parties

During 2007, 2006 and 2005, some of the Company’s personnel were employees of FNWL. Expenses are allocated to the Company for the utilization of FNWL employees and facilities as applicable. Expenses allocated to the Company from FNWL amounted to $7,418,000, $4,900,000, and $4,400,000 in 2007, 2006, and 2005, respectively.

The Company entered into a modified coinsurance agreement (“the Coinsurance Agreement” or “FNWL—Modco”) on December 1, 2003 with an affiliate, FNWL. Initially, the Company assumed all existing non-qualified deferred annuities, totaling approximately 36% of FNWL’s annuity business in-force as of December 1, 2003. In exchange, the Company paid an initial commission of $36,500,000. No portion of the assets constituting the consideration were transferred to the Company. Subsequent new issues of non-qualified deferred annuities are assumed by the Company under the Coinsurance Agreement. FNWL has a management and service agreement with the Company to provide services reasonably necessary pursuant to the Coinsurance Agreement.

As a result of the Coinsurance Agreement, the Company established a deferred commission expense asset. This balance consisted of the deferral of the initial ceding commission and other front-end fees related to the

32

KEMPER INVESTORS LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2007 and 2006

assumed block of business. This amount is amortized in relation to the present value of expected gross profits on the assumed block of business. Such amortization is in direct proportion to the amortization of deferred policy acquisition costs for a given policy form and is recorded as other income in the statements of income. As of December 31, 2007 and 2006, the deferred commission balance was approximately $42,547,000 and $49,212,000, respectively, and is included in the other assets and receivables line item on the balance sheet. The Company amortized approximately $8,679,000, $479,000 and ($4,644,000) into income for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company’s modified coinsurance deposit receivable-related party contains an embedded derivative liability of approximately $26,334,000 and $25,727,000 at December 31, 2007 and 2006, respectively. The changes in fair value of this embedded derivative are recorded as modified coinsurance income from a related party in the Company’s statement of income, which resulted in losses of approximately $608,000, $8,918,000, and $21,442,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

Since the underlying contracts in the Coinsurance Agreement are fixed annuity contracts, the Coinsurance Agreement does not transfer significant insurance risk under GAAP and is accounted for on a deposit method of accounting.

On November 17, 2006, the Company entered into the ZIC Agreement to cede the net amount at risk for GMDB and GRIB options related to the Company’s DESTINATIONS contracts. The Company paid an initial ceding premium of approximately $1,008,700,000 and interest of approximately $11,090,000 to complete the transaction in 2006. (See Note 3 for further details.)

Related party receivables and payables, consisting of reinsurance and other administrative fees, are settled each month. At December 31, 2007 and 2006, the Company reported the following amounts (other than income tax amounts) due from (to) related parties:

	2007	2006
	(in thousands of dollars)
FNWL—Modco	$700,634	$738,522
ZIC and subsidiaries	138	—

Receivable from related parties	$700,772	$738,522

FNWL—Modco	$(726,063)	$(768,232)
FNWL—Other	(623)	(428)
ZIC and subsidiaries	(197)	(1,679)
ZIBB	(17,725)	(16,272)

Payable to related parties	$(744,608)	$(786,611)

Net payable to related parties	$(43,836)	$(48,089)

The Company has no guarantees or undertakings for the benefit of an affiliate that would result in a material contingent exposure.

33

PART C

OTHER INFORMATION

Item 24. Financial Statement and Exhibits

(a) Financial Statements included in Part B:

All required financial statements are included in Part B of this registration statement.

(b) Exhibits:

1.1	Resolution of the Board of Directors of Kemper Investors Life Insurance Company dated December 13, 2007 establishing KILICO Variable Annuity Separate Account – 3. [1]

2.	Not Applicable.

3.1	Principal Underwriter and Selling Agreement between Synergy Investment Group, LLC and Kemper Investors Life Insurance Company. [11]

4.1	Group Variable Annuity Contract. [11]

4.2	Group Flexible Premium Variable Deferred Annuity Certificate. [11]

4.3	Form of Individual Retirement Annuity (“IRA”) Rider. [11]

4.4	Amendment for Roth Individual Retirement Annuity (“Roth IRA”). [11]

4.5	Simple IRA – Individual Retirement Annuity Supplemental Rider. [11]

5.	Application. [11]

6.	Kemper Investors Life Insurance Company Articles of Incorporation and By-laws. [2]

7.	Not Applicable.

8.1(a)	Participation Agreement, dated April 30, 2004, By and Among Kemper Investors Life Insurance Company, AIM Variable Insurance Funds, and AIM Distributors, Inc. [11]

8.1(b)	Form of Amendment No. 1 to Participation Agreement By and Among Kemper Investors Life Insurance Company, AIM Variable Insurance Funds, and AIM Distributors, Inc. [11]

8.2(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Synergy Investment Group, LLC, AllianceBernstein L.P., and AllianceBernstein Investments, Inc. [11]

8.2(b)	Form of Master Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and AllianceBernstein Investments, Inc. [11]

8.3(a)	Participation Agreement, dated May 1, 1999, By and Between Kemper Investors Life Insurance Company and American Century Investment Management, Inc. [3]

8.3(b)	Amendment No. 1, dated July 15, 2002, to the Participation Agreement By and Between Kemper Investors Life Insurance Company and American Century Investment Management, Inc. [11]

8.3(c)	Amendment No. 2, dated June 18, 2008, to the Participation Agreement By and Between Kemper Investors Life Insurance Company and American Century Investment Management, Inc. [11]

8.4(a)	Form of Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, BlackRock Variable Series Funds, Inc., and BlackRock Distributors, Inc. [11]

8.4(b)	Form of Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and BlackRock Advisors, LLC. [11]

8.5(a)

Form of Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Advisors LLC, and Columbia Management Distributors, Inc. [11]

8.5(b)

Form of Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors LLC, and Columbia Management Distributors, Inc. [11]

8.6(a)	Form of Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. [11]

8.6(b)	Form of Service Agreement By and Between Kemper Investors Life Insurance Company and Delaware Distributors L.P. [11]

8.7(a)

Participation Agreement, dated January 1, 1997, By and Among Kemper Investors Life Insurance Company, Kemper Investors Fund (now known as DWS Variable Series II), Zurich Kemper Investments, Inc., and Kemper Distributors, Inc. [4]

8.7(b)

Supplement to Participation Agreement, dated November 3, 2006, Among Kemper Investors Life Insurance Company, DWS Variable Series II (formerly Kemper Inventors Fund), Deutsche Investment Management Americas Inc (formerly Zurich Kemper Investments, Inc.) and DWS Scudder Distributors, Inc. (formerly Kemper Distributors, Inc.). [5]

8.7(c)

Supplement to the Participation Agreement, dated May 1, 2008, By and Among Kemper Investors Life Insurance Company, DWS Variable Series II (formerly Kemper Variable Series), Deutsche Investment Management Americas Inc. (formerly Zurich Kemper Investments, Inc.) and DWS Scudder Distributors, Inc. (formerly Kemper Distributors, Inc.). [6]

8.7(d)	Form of Supplement to Participation Agreement By and Between Kemper Investors Life Insurance Company and DWS Variable Series I. [11]

8.7(e)	Administrative Services Agreement, dated November 5, 1997, By and Between Kemper Investors Life Insurance Company and Zurich Kemper Investments, Inc. [11]

8.7(f)

Form of Amended Services Agreement By and Between Kemper Investors Life Insurance Company and Deutsche Investment Management Americas Inc. (formerly Scudder Kemper Investments, Inc. and Zurich Scudder Investments, Inc.). [11]

8.7(g)

Indemnification Agreement, dated June 26, 1998, By and Between Kemper Investors Life Insurance Company and Scudder Kemper Investments, Inc. (now known as Deutsche Investment Management Americas Inc.). [7]

8.7(h)

Form of Amendment to Indemnification Agreement Dated June 26, 1998 By and Between Kemper Investors Life Insurance Company and Deutsche Investment Management Americas Inc (formerly Scudder Kemper Investments, Inc.). [11]

8.8(a)

Form of Amended and Restated Participation Agreement By and Among Kemper Investors Life Insurance Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, and Variable Insurance Products Fund V. [11]

8.8(b)

Form of First Amendment to Amended and Restated Participation Agreement By and Among Kemper Investors Life Insurance Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, and Variable Insurance Products Fund V. [11]

8.8(c)

Form of Amendment to Amended and Restated Participation Agreement By and Among Kemper Investors Life Insurance Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, and Variable Insurance Products Fund V. [11]

8.8(d)	Form of Sub-License Agreement By and Between Kemper Investors Life Insurance Company and Fidelity Distributors Corporation. [11]

8.9(a)

Insurance Administrative Services Agreement, dated September 7, 2004, By and Between Kemper Investors Life Insurance Company and Liberty Insurance Services Corporation (now known as IBM Business Transformation Outsourcing Insurance Services Corporation). [8]

8.9(b)

Amendment No. 1 to The Insurance Administrative Services Agreement, dated April 26, 2005, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation (formerly Liberty Insurance Services Corporation). [11]

8.9(c)

Amendment No. 2 to The Insurance Administrative Services Agreement, dated May 16, 2006, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation. [11]

8.9(d)

Amendment No. 3 to The Insurance Administrative Services Agreement, dated August 23, 2006, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation. [11]

8.9(e)

Amendment No. 4 to Third-Party Insurance Administrative Services Agreement, dated February 22, 2007, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation. [11]

8.9(f)

Redacted Amendment No. 5 to Third-Party Insurance Administrative Services Agreement, dated June 1, 2008, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation. [11]

8.10(a)

Form of Participation Agreement, dated May 1, 2004, By and Among Kemper Investors Life Insurance Company, One Group Investment Trust (now known as JPMorgan Insurance Trust), Banc One Investment Advisors Corporation (now known as JPMorgan Investment Advisors Inc.), and One Group Administrative Services, Inc. (now known as JPMorgan Funds Management, Inc.). [9]

8.10(b)

Form of First Addendum to Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, JPMorgan Insurance Trust (formerly One Group Investment Trust), JPMorgan Investment Advisors Inc. (formerly Banc One Investment Advisors Corporation), and JPMorgan Funds Management, Inc. (One Group Administrative Services, Inc.) [11]

8.11

Form of Amended and Restated Participation Agreement By and Among Kemper Investors Life Insurance Company, The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management Inc. [11]

8.12(a)	Participation Agreement, dated May 1, 2003, By and Among Kemper Investors Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. [11]

8.12(b)	Amendment Number 1 to Participation Agreement, dated May 14, 2004, By and Among Kemper Investors Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. [11]

8.12(c)	Form of Amendment Number 2 to Participation Agreement By and Among Kemper Investors Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. [11]

8.12(d)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Panorama Series Fund, Inc., and OppenheimerFunds, Inc. [11]

8.12(e)	Letter of Understanding, dated May 1, 2003, By and Between Kemper Investors Life Insurance Company and OppenheimerFunds, Inc. [11]

8.12(f)	Form of First Amendment to Letter of Understanding By and Between Kemper Investors Life Insurance Company and OppenheimerFunds, Inc. [11]

8.13(a)	Participation Agreement, dated, January 5, 1999, By and Among Kemper Investors Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. [10]

8.13(b)

Amendment No. 1 to Participation Agreement, dated June 23, 2008, By and Among Kemper Investors Life Insurance Company, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors LLC (formerly PIMCO Funds Distributors LLC). [11]

8.14	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc., and Pioneer Funds Distributor, Inc. [11]

8.15(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, ProFunds, Access One Trust, and ProFund Advisors LLC. [11]

8.15(b)	Form of Administrative Services Agreement for VP Funds By and Among Kemper Investors Life Insurance Company, ProFunds, and Access One Trust. [11]

8.16(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Putnam Variable Trust, and Putnam Retail Management Limited Partnership. [11]

8.16(b)	Form of Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and Putnam Retail Management Limited Partnership. [11]

8.16(c)	Form of Rule 22c-2 Agreement By and Between Kemper Investors Life Insurance Company, Putnam Fiduciary Trust Company, and Putnam Retail Management Limited Partnership. [11]

8.17(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Rydex Variable Trust, and Rydex Distributors, Inc. [11]

8.17(b)	Form of Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and PADCO Advisors II, Inc. [11]

8.18(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Summit Mutual Funds, Inc., Ameritas Investment Corp., and Synergy Investment Group, LLC. [11]

8.18(b)	Form of Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and Summit Investment Partners, Inc. [11]

8.18(c)	Form of Rule 22c-2 Agreement By and Between Kemper Investors Life Insurance Company and Summit Mutual Funds, Inc. [11]

8.19	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, T. Rowe Price Equity Series, Inc., and T. Rowe Price Investment Services, Inc. [11]

8.20	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, and Van Eck Associates Corporation. [11]

8.21

Form of Amended and Restated Participation Agreement By and Among Kemper Investors Life Insurance Company, Van Kampen Life Investment Trust, Morgan Stanley Distribution, Inc., and Van Kampen Asset Management. [11]

8.22	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Vanguard Variable Insurance Fund, the Vanguard Group, Inc, and Vanguard Marketing Corporation. [11]

8.23	Form of Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, LLP, and Columbia Management Distributors, Inc. [11]

8.24	Amended and Restated Group Insurance Trust Agreement By and Between Kemper Investors Life Insurance Company and Wilmington Trust Company. [11]

8.25	Form of Services Agreement By and Between Kemper Investors Life Insurance Company and Zurich International Solutions Limited. [11]

8.26	Form of Introductory Services Agreement by and Between Kemper Investors Life Insurance Company and UK Independent Financial Adviser. [11]

8.27	Form of Rule 22c-2 Shareholder Information Agreement. [5]

9.	Opinion and Consent of Counsel. [11]

10.(a)	Consent of independent registered public accounting firm. [11]

10.(b)	Consent of Sutherland Asbill & Brennan LLP. [11]

10.(c)	Consent of CMS Cameron McKenna. [11]

11.	Not Applicable.

12.	Not Applicable

13.	Power of Attorney for David A. Demmon, Diane C. Davis, and Jeffrey S. Horton. [1]

[1]

Incorporated herein by reference to Exhibit Nos. 1.1 and 5. of the Initial Registration Statement on Form N-4 for KILICO Variable Annuity Separate Account – 3 filed with the SEC on January 7, 2008 (File Nos. 333-148489 and 811-22161).

[2]

Incorporated herein by reference to Exhibit Nos. 3(a) and 3(b) of the Initial Registration Statement on Form S-1 for Kemper Investors Life Insurance Company filed with the SEC on April 12, 1996 (File No. 333-02491).

[3]

Incorporated herein by reference to Exhibit 1(i) of the Initial Registration Statement on Form S-1 for Kemper Investors Life Insurance Company filed with the SEC on March 16, 2000 (File No. 333-32632).

[4]

Incorporated herein by reference to Exhibit 1(b) of Amendment No. 3 to the Registration Statement on Form S-1 for Kemper Investors Life Insurance Company filed with the SEC on April 8, 1998 (File No. 333-22389).

[5]

Incorporated herein by reference to Exhibit Nos. 8.3(b) and 8.12 of the Post-Effective Amendment No. 18 on Form N-4 for KILICO Variable Annuity Separate Account filed with the SEC on April 27, 2007 (File Nos. 333-22375 and 811-3199).

[6]

Incorporated herein by reference to Exhibit 8.3(c) of the Post-Effective Amendment No. 19 on Form N-4 for KILICO Variable Annuity Separate Account filed with the SEC on April 29, 2008 (File Nos. 333-22375 and 811-3199).

[7]

Incorporated herein by reference to Exhibit 1(k) of Amendment No. 5 to the Registration Statement on Form S-1 for Kemper Investors Life Insurance Company filed with the SEC on April 20, 1999 (File No. 333-22389).

[8]

Incorporated herein by reference to Exhibit 10(d) of the Annual Report on Form 10-K for Kemper Investors Life Insurance Company for fiscal year ended December 31, 2004 filed with the SEC on March 30, 2005 (File No. 333-02491).

[9]

Incorporated herein by reference to Exhibit 8.14(a) of Post-Effective Amendment No. 39 on Form N-4 for KILICO Variable Annuity Separate Account filed with the SEC on April 27, 2004 (File Nos. 2-72671 and 811-3199).

[10]

Incorporated herein by reference to Exhibit 1(g)(i) of Amendment No. 5 to the Registration Statement on Form S-1 for Kemper Investors Life Insurance Company filed with the SEC on April 20, 1999 (File No. 333-22389).

[11]	Filed herewith.

Item 25. Directors and Officers of Kemper Investors Life Insurance Company

The directors and officers of KILICO are listed below together with their current positions.

Name	Office with KILICO

David A. Demmon[1]	Chief Executive Officer and Chairman of the Board of Directors
Diane C. Davis[1]	President, Chief Operations Officer and Director
David M. Lorenz[1]	Vice President, Compliance and Risk Management
Richard W. Mathes[1]	Vice President and Chief Life Actuary
Jeffrey S. Horton[1]	Vice President, Chief Financial Officer, and Director
M. Douglas Close[1]	Vice President and Corporate Counsel
Paul J. Ziats[1]	Vice President and Chief Marketing Officer
Steven H. Sparks[1]	Assistant Vice President and Controller

Lauree Seko[1]	Corporate Secretary
Ryan Gibbons[2]	Assistant Secretary
Michael D. Nelson[1]	Assistant Secretary
David A. Bowers[2]	Assistant Secretary and Director
Nicolas A. Burnet[4]	Director
Richard J. Hauser[2]	Director
Linda L. Swanson[2]	Director

James P. Brennan, Sr., Esq.3 serves as the Chief Compliance Officer for the Registrant.

1  The principal business address is 15375 SE 30th Place, Suite 310, Bellevue, WA 98007.

2  The principal business address is 1400 American Lane, Schaumburg, IL 60196.

3  The principal business address is 3003 77th Avenue, S.E. Mercer Island, WA 98040.

4  The principal business address is One Liberty Plaza, 165 Broadway, 33rd Floor, New York, NY 10006

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

Organizations Affiliated with Zurich Financial Services

Company	Domiciled	Ownership	%
Aktiengesellschaft Assuricum	Switzerland	Zurich Insurance Company	99.60
Allied Zurich Holdings Limited	CI	Zurich Group Holding	100.00
Allied Zurich PLC	UK	Zurich Financial Services	100.00
American Guarantee & Liability Insurance Co.	NY	Zurich American Insurance Company	100.00
American Zurich Insurance Company	IL	Steadfast Insurance Company	100.00
Assurance Company of America	NY	Maryland Casualty Company	100.00
BG Investments Ltd.	BDA	Aktiengesellschaft Assuricum	04.58
BG Investments Ltd.	BDA	Zurich Insurance Company	95.42
Centre Financial Services Holdings Limited	BDA	Centre Group Holdings Limited	100.00
Centre Group Holdings (US) Limited	DE	Centre Reinsurance Limited	100.00
Centre Group Holdings Limited	BDA	CMSH Limited	100.00
Centre Insurance Company	DE	Centre Solutions Holdings (Delaware) Limited	100.00
Centre Life Insurance Company	MA	Centre Solutions (US) Limited	100.00
Centre Reinsurance (US) Limited	BDA	Centre Reinsurance Holdings (Delaware) Limited	100.00
Centre Reinsurance Holdings (Delaware) Limited	DE	Orange Stone Reinsurance	100.00
Centre Reinsurance Limited	BDA	Centre Solutions (Bermuda) Limited	100.00
Centre Solutions (Bermuda) Limited	BDA	Centre Group Holdings Limited	100.00
Centre Solutions (US) Limited	BDA	Centre Group Holdings (US) Limited	100.00
Centre Solutions Holdings (Delaware) Limited	DE	Centre Solutions (US) Limited	100.00
CMSH Limited	BDA	Zurich Insurance Company	64.70
CMSH Limited	BDA	Zurich International (Bermuda) Ltd.	35.30
Colonial American Casualty & Surety Co.	MD	Fidelity & Deposit Company of Maryland	100.00
Constellation Reinsurance Company	NY	Centre Reinsurance Holdings (Delaware) Limited	100.00
Crown Management Services Limited	DE	Orange Stone Holdings	100.00
Disability Management Services, Inc.	CT	Centre Reinsurance Limited	40.00
Diversified Specialty Risk	TX	American Guarantee & Liability Insurance Co.	100.00
Empire Fire & Marine Insurance Company	NE	Zurich American Insurance Company	100.00
Empire Indemnity Insurance Company	OK	Zurich American Insurance Company	100.00
Empire Management Services, Inc.	NE	Empire Fire & Marine Insurance Company	100.00
Farmers Group, Inc.	NV	Zurich Group Holding	86.625
Farmers Group, Inc.	NV	Allied Zurich Holdings Limited	10.00
Farmers Group, Inc.	NV		03.375

Company	Domiciled	Ownership	%
Farmers New World Life Insurance Company	WA	Farmers Group, Inc.	100.00
Farmers Reinsurance Company	CA	Farmers Group, Inc.	100.00
Fidelity & Deposit Company of Maryland	MD	Zurich American Insurance Company	100.00
Fire Underwriters Association	CA	Farmers Group, Inc.	100.00
Kemper Corporation	DE	Zurich Holding Company of America	100.00
Kemper Investors Life Insurance Company	IL	Kemper Corporation	100.00
Kemper Portfolio Corp.	DE	Kemper Corporation	100.00
Keswick Realty, Inc.	IL	Zurich Services Corporation	100.00
KFC Portfolio Corp.	DE	Kemper Corporation	100.00
Maine Bonding and Casualty Co.	ME	Maryland Casualty Company	100.00
Maryland Casualty Company	MD	Zurich American Insurance Company	100.00
Maryland Insurance Company	TX	Maryland Casualty Company	100.00
Minnesota Marketing Center, Inc.	MN	Empire Fire & Marine Insurance Company	100.00
National Standard Insurance Company	TX	Maryland Casualty Company	100.00
Northern Insurance Company of New York	NY	Maryland Casualty Company	100.00
Orange Stone Holdings	IRE	CMSH Limited	100.00
Orange Stone Reinsurance	IRE	Crown Management Services Limited	100.00
Risk Enterprise Management Limited	DE	Zurich Insurance Company	100.00
Steadfast Insurance Company	DE	Zurich American Insurance Company	100.00
Sterling Forest LLC	DE	Zurich American Insurance Company	100.00
THIC Holdings LLC	NH
Truck Underwriters Association	CA	Farmers Group, Inc.	100.00
Truckwriters, Inc.	NE	Empire Fire & Marine Insurance Company	100.00
Universal Underwriters Acceptance Corp.	KS	Zurich Holding Company of America	100.00
Universal Underwriters Insurance Company	KS	Zurich American Insurance Company	100.00
Universal Underwriters Insurance Services, Inc.	MA	Universal Underwriters Management Company	100.00
Universal Underwriters Insurance Services of Alabama, Inc.	AL	Universal Underwriters Management Company	100.00
Universal Underwriters Insurance Services of Texas, Inc.	TX	Universal Underwriters Management Company	100.00
Universal Underwriters Life Ins. Co.	KS	Universal Underwriters Insurance Company	100.00
Universal Underwriters Management Company	KS	Zurich Holding Company of America	100.00
Universal Underwriters of Texas Ins. Co.	TX	Universal Underwriters Insurance Company	100.00
Universal Underwriters Service Corp.	MO	Zurich Holding Company of America	100.00
Universal Underwriters Service Corp. of Texas	TX	Zurich Holding Company of America	100.00
Valiant Insurance Company	IA	Maryland Casualty Company	100.00
ZC Specialty Insurance Company	TX	Centre Solutions (US) Limited	100.00
ZFS Finance, USA LLC I	DE	Zurich Holding Company of America	100.00
ZFS Finance, USA LLC II	DE	Zurich Holding Company of America	100.00
ZFS Finance, USA LLC III	DE	Zurich Holding Company of America	100.00
ZFSH, LLC	DE	Zurich Holding Company of America	100.00
Zurich Agency Services, Inc.	TX	Maryland Casualty Company	100.00
Zurich American Brokerage, Inc.	NY	Zurich Holding Company of America	100.00
Zurich American Insurance Company	NY	Zurich Holding Company of America	100.00
Zurich American Insurance Company of Illinois	IL	American Zurich Insurance Company	100.00
Zurich Benefit Finance, LLC	DE	Zurich Holding Company of America	100.00
Zurich CZI Management Holding, Ltd.	DE	Zurich Holding Company of America	100.00
Zurich E&S Brokerage, Inc.	CA	Zurich American Insurance Company	100.00
Zurich Finance, USA	DE	Zurich Holding Company of America	100.00
Zurich Global Investment Advisors, LLC	DE	Zurich Holding Company of America	100.00
Zurich Group Holding	Switzerland	Zurich Financial Services	57.00
Zurich Group Holding	Switzerland	Allied Zurich PLC	43.00
Zurich Holding Company of America	DE	Zurich Insurance Company	99.87
Zurich Holding Company of America	DE	Crown Management Services Limited	00.13
Zurich Insurance Company	Switzerland	Zurich Group Holding	100.00
Zurich International (Bermuda) Ltd.	BDA	BG Investments Ltd.	29.27
Zurich International (Bermuda) Ltd.	BDA	Zurich Insurance Company	30.31

Company	Domiciled	Ownership	%
Zurich International (Bermuda) Ltd.	BDA	Aktiengesellscaft Assuricum	40.42
Zurich Premium Finance Company	NE	Empire Fire & Marine Insurance Company	100.00
Zurich Premium Finance Company of California	CA	Empire Fire & Marine Insurance Company	100.00
Zurich Warranty Management Services LTD	UK	Zurich Services Corporation	100.00
Zurich Services Corp.	IL	Zurich Holding Company of America	100.00
Sterling Forest LLC	DE	Zurich Holding Company of America	100.00
Zurich Warranty Solutions, Inc.	IL	American Zurich Insurance Company	100.00

Zurich Financial Services conducts its primary insurance operations in the United States through:

(A)    Two property/casualty groups, each operating INDEPENDENTLY with its own staff:

Zurich U.S. Insurance Group

Farmers Insurance Group

Item 27. Number of Contract and Certificate Owners

As of the filing of this Pre-Effective Amendment, the Registrant had no qualified or non-qualified Global Advantage Series Variable Annuity Contract or Certificate Owners.

Item 28. Indemnification

To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article VI of the By-Laws of Kemper Investors Life Insurance Company (“KILICO”) provides for the indemnification of any person against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in which he is a party or is threatened to be made a party by reason of his being or having been a director, officer, employee or agent of KILICO, or serving or having served, at the request of KILICO, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of KILICO, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of KILICO, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of KILICO pursuant to the foregoing provisions, or otherwise, KILICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by KILICO of expenses incurred or paid by a director, officer, employee of agent of KILICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of KILICO in connection with variable annuity contracts, KILICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by KILICO is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.(a) Principal Underwriter

Synergy Investment Group, LLC (“Synergy”) acts as principal underwriter for KILICO Variable Annuity Separate Account – 3.

Item 29.(b) Information Regarding Principal Underwriter.

Name and Principal Business Address	Position and Offices with Underwriter
Timothy J. Bain[1]	Chief Operations Officer and
Chief Financial Officer
Christopher J. Palladino [1]	Chairman and Chief Executive Officer
Jeffrey D. Jones[1]	General Counsel
Eric C. Sides [1]	National Sales Director

1    The principal address is 8320 University Executive Park Drive, Suite 112, Charlotte, NC 28262.

Item 29.(c) Compensation From the Registrant. The following commissions and other compensation were received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation

Synergy	N/A	N/A	N/A	N/A

Item 30. Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder (including Rule 38a-1) are maintained by Kemper Investors Life Insurance Company at (i) its home office at 1400 American Lane, Schaumburg, Illinois 60196, (ii) 3003-77 th Ave, SE, Mercer Island, Washington 98040, (iii) 15375 SE 30th Place, Suite 100, Bellevue, WA 98007, (iv) IBM Business Transformation Outsourcing Insurance Service Corporation at 2000 Wade Hampton

Boulevard, Greenville, South Carolina 29615-1064, and (v) Synergy Investment Group, LLC, 8320 University Executive Park Drive, Suite 112, Charlotte, NC 28262.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings and Representations

a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

Kemper Investors Life Insurance Company (“KILICO”) represents that the fees and charges deducted under the Contract and Certificates, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

[Space Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf, in the City of Bellevue, and State of Washington, on the 8th day of August, 2008.

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT - 3 (Registrant)

Attest:	/s/ Lauree Seko	/s/ Diane C. Davis
	Lauree Seko, Secretary	By:	Diane C. Davis, President, Chief
Operations Officer and Director
(Signature)

KEMPER INVESTORS LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ Lauree Seko	/s/ Diane C. Davis
	Lauree Seko, Secretary	By:	Diane C. Davis, President, Chief Operations Officer and Director
(Signature)

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chairman of	August 8, 2008
David A. Demmon*/	the Board of Directors (Principal Executive Officer)

/s/ Diane C. Davis	President, Chief Operations Officer and	August 8, 2008
Diane C. Davis	Director

	Chief Financial Officer, and Director	August 8, 2008
Jeffrey S. Horton*/	(Principal Financial Officer and Principal Accounting Officer)

	Director	August 8, 2008
David A. Bowers*/

Nicolas A. Burnet*/	Director	August 8, 2008

Richard J. Hauser*/	Director	August 8, 2008

Linda L. Swanson*/	Director	August 8, 2008

/s/ Diane C. Davis */ By: Diane C. Davis	On August 8, 2008 as Attorney-in-Fact pursuant to powers of attorney filed herewith.

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit Number	Title	Sequentially Numbered Pages

3.1	Principal Underwriter and Selling Agreement between Synergy Investment Group, LLC and Kemper Investors Life Insurance Company.

4.1	Group Variable Annuity Contract.

4.2	Group Flexible Premium Variable Deferred Annuity Certificate.

4.3	Form of Individual Retirement Annuity (“IRA”) Rider.

4.4	Amendment for Roth Individual Retirement Annuity (“Roth IRA”).

4.5	Simple IRA – Individual Retirement Annuity Supplemental Rider.

5.	Application.

8.1(a)	Participation Agreement, dated April 30, 2004, By and Among Kemper Investors Life Insurance Company, AIM Variable Insurance Funds, and AIM Distributors, Inc.

8.1(b)	Form of Amendment No. 1 to Participation Agreement By and Among Kemper Investors Life Insurance Company, AIM Variable Insurance Funds, and AIM Distributors, Inc.

8.2(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Synergy Investment Group, LLC, AllianceBernstein L.P., and AllianceBernstein Investments, Inc.

8.2(b)	Form of Master Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and AllianceBernstein Investments, Inc.

8.3(b)	Amendment No. 1, dated July 15, 2002, to the Participation Agreement By and Between Kemper Investors Life Insurance Company and American Century Investment Management, Inc.

8.3(c)	Amendment No. 2, dated June 18, 2008, to the Participation Agreement By and Between Kemper Investors Life Insurance Company and American Century Investment Management, Inc.

8.4(a)	Form of Fund Participation Agreement By and Among Kemper

Investors Life Insurance Company, BlackRock Variable Series Funds, Inc., and BlackRock Distributors, Inc.

8.4(b)	Form of Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and BlackRock Advisors, LLC.

8.5(a)

Form of Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Advisors LLC, and Columbia Management Distributors, Inc.

8.5(b)

Form of Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors LLC, and Columbia Management Distributors, Inc.

8.6(a)	Form of Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P.

8.6(b)	Form of Service Agreement By and Between Kemper Investors Life Insurance Company and Delaware Distributors L.P.

8.7(d)	Form of Supplement to Participation Agreement By and Between Kemper Investors Life Insurance Company and DWS Variable Series I.

8.7(e)	Administrative Services Agreement, dated November 5, 1997, By and Between Kemper Investors Life Insurance Company and Zurich Kemper Investments, Inc.

8.7(f)

Form of Amended Services Agreement By and Between Kemper Investors Life Insurance Company and Deutsche Investment Management Americas Inc. (formerly Scudder Kemper Investments, Inc. and Zurich Scudder Investments, Inc.).

8.7(h)

Form of Amendment to Indemnification Agreement Dated June 26, 1998 By and Between Kemper Investors Life Insurance Company and Deutsche Investment Management Americas Inc (formerly Scudder Kemper Investments, Inc.).

8.8(a)

Form of Amended and Restated Participation Agreement By and Among Kemper Investors Life Insurance Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, and Variable Insurance Products Fund V.

8.8(b)	Form of First Amendment to Amended and Restated Participation Agreement By and Among Kemper Investors Life Insurance

Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, and Variable Insurance Products Fund V.

8.8(c)

Form of Amendment to Amended and Restated Participation Agreement By and Among Kemper Investors Life Insurance Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, and Variable Insurance Products Fund V.

8.8(d)	Form of Sub-License Agreement By and Between Kemper Investors Life Insurance Company and Fidelity Distributors Corporation.

8.9(b)

Amendment No. 1 to The Insurance Administrative Services Agreement, dated April 26, 2005, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation (formerly Liberty Insurance Services Corporation).

8.9(c)

Amendment No. 2 to The Insurance Administrative Services Agreement, dated May 16, 2006, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation.

8.9(d)

Amendment No. 3 to The Insurance Administrative Services Agreement, dated August 23, 2006, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation.

8.9(e)

Amendment No. 4 to Third-Party Insurance Administrative Services Agreement, dated February 22, 2007, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation.

8.9(f)

Redacted Amendment No. 5 to Third-Party Insurance Administrative Services Agreement, dated June 1, 2008, By and Between Kemper Investors Life Insurance Company and IBM Business Transformation Outsourcing Insurance Services Corporation.

8.10(b)

Form of First Addendum to Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, JPMorgan Insurance Trust (formerly One Group Investment Trust), JPMorgan Investment Advisors Inc. (formerly Banc One Investment Advisors Corporation), and JPMorgan Funds Management, Inc. (One Group Administrative Services, Inc.)

8.11	Form of Amended and Restated Participation Agreement By and

Among Kemper Investors Life Insurance Company, The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management Inc.

8.12(a)	Participation Agreement, dated May 1, 2003, By and Among Kemper Investors Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc.

8.12(b)	Amendment Number 1 to Participation Agreement, dated May 14, 2004, By and Among Kemper Investors Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc.

8.12(c)	Form of Amendment Number 2 to Participation Agreement By and Among Kemper Investors Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc.

8.12(d)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Panorama Series Fund, Inc., and OppenheimerFunds, Inc.

8.12(e)	Letter of Understanding, dated May 1, 2003, By and Between Kemper Investors Life Insurance Company and OppenheimerFunds, Inc.

8.12(f)	Form of First Amendment to Letter of Understanding By and Between Kemper Investors Life Insurance Company and OppenheimerFunds, Inc.

8.13(b)

Amendment No. 1 to Participation Agreement, dated June 23, 2008, By and Among Kemper Investors Life Insurance Company, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors LLC (formerly PIMCO Funds Distributors LLC).

8.14	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc., and Pioneer Funds Distributor, Inc.

8.15(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, ProFunds, Access One Trust, and ProFund Advisors LLC.

8.15(b)	Form of Administrative Services Agreement for VP Funds By and Among Kemper Investors Life Insurance Company, ProFunds, and Access One Trust.

8.16(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Putnam Variable Trust, and Putnam Retail Management Limited Partnership.

8.16(b)	Form of Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and Putnam Retail Management Limited Partnership.

8.16(c)	Form of Rule 22c-2 Agreement By and Between Kemper Investors Life Insurance Company, Putnam Fiduciary Trust Company, and Putnam Retail Management Limited Partnership.

8.17(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Rydex Variable Trust, and Rydex Distributors, Inc.

8.17(b)	Form of Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and PADCO Advisors II, Inc.

8.18(a)	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Summit Mutual Funds, Inc., Ameritas Investment Corp., and Synergy Investment Group, LLC.

8.18(b)	Form of Administrative Services Agreement By and Between Kemper Investors Life Insurance Company and Summit Investment Partners, Inc.

8.18(c)	Form of Rule 22c-2 Agreement By and Between Kemper Investors Life Insurance Company and Summit Mutual Funds, Inc.

8.19	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, T. Rowe Price Equity Series, Inc., and T. Rowe Price Investment Services, Inc.

8.20	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, and Van Eck Associates Corporation.

8.21

Form of Amended and Restated Participation Agreement By and Among Kemper Investors Life Insurance Company, Van Kampen Life Investment Trust, Morgan Stanley Distribution, Inc., and Van Kampen Asset Management.

8.22	Form of Participation Agreement By and Among Kemper Investors Life Insurance Company, Vanguard Variable Insurance Fund, the Vanguard Group, Inc, and Vanguard Marketing Corporation.

8.23	Form of Fund Participation Agreement By and Among Kemper Investors Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, LLP, and Columbia

Management Distributors, Inc.

8.24	Amended and Restated Group Insurance Trust Agreement By and Between Kemper Investors Life Insurance Company and Wilmington Trust Company.

8.25	Form of Services Agreement By and Between Kemper Investors Life Insurance Company and Zurich International Solutions Limited.

8.26	Form of Introductory Services Agreement by and Between Kemper Investors Life Insurance Company and UK Independent Financial Adviser.

9.	Opinion and Consent of Counsel.

10.(a)	Consent of independent registered public accounting firm.

10.(b)	Consent of Sutherland Asbill & Brennan LLP

10.(c)	Consent of CMS Cameron McKenna.